As filed with the Securities and Exchange Commission on November 10, 2010

Registration No. 333-164791

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 8 TO

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WAVE2WAVE COMMUNICATIONS, INC.
(Exact name of registrant as specified in its charter)

Delaware	4899	113521535
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

433 Hackensack Avenue
Hackensack, New Jersey 07601
(201) 968-9797
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Aaron Dobrinsky, Chief Executive Officer
Wave2Wave Communications, Inc.
433 Hackensack Avenue
Hackensack, New Jersey 07601
(201) 968-9797
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Ivan K. Blumenthal, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. 666 Third Avenue New York, NY 10017 (212) 935-3000	Thomas Rose, Esq. Sichenzia Ross Friedman Ference, LLP 61 Broadway Avenue, 32nd Floor New York, NY 10006 (212) 930-9700

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐________

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.0001 par value per share(3)	$20,444,444	$3,636.3
Representative’s Common Stock Purchase Warrant	$—	$—	(4)
Shares of Common Stock underlying Representative’s Common Stock Purchase Warrant	$613,332	$71.3

Total Registration Fee	$21,057,776	$3,707.6	(5)

(1)	Estimated solely for the purpose of calculating the amount of registration fee pursuant to Rule 457(o) under the Securities Act.

(2)	Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum aggregate offering price.

(3)	Includes shares the underwriters have the option to purchase to cover over-allotments, if any.

(4)	No registration fee required pursuant to Rule 457(g) under the Securities Act.

(5)	Previously paid.

The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED NOVEMBER 10, 2010

4,444,444 Shares

This is a firm commitment initial public offering of 4,444,444 shares of our common stock at a price of $4 per share. No public market currently exists for our shares. Our shares have been approved for listing on the NYSE Amex under the symbol “WAV.”

Investing in our securities involves certain risks. See “Risk Factors” beginning on page 11 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$4.00	$17,777,776
Underwriting discounts and commissions (1)	$0.28	$1,244,444
Proceeds, before expenses, to us (2)	$3.72	$16,533,332

(1)	Does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to Rodman & Renshaw, LLC, the representative of the underwriters.

(2)	We estimate that the total expenses of this offering, excluding the underwriters’ discount and non-accountable expenses allowance, will be approximately $3,200,000.

We have granted a 45-day option to the representative of the underwriters, to purchase up to 666,667 additional shares of common stock solely to cover over-allotments, if any. The shares issuable upon exercise of the underwriter over-allotment option are identical to those offered by this prospectus and have been registered under the registration statement of which this prospectus forms a part.

In connection with this offering, we have also agreed to sell to Rodman & Renshaw, LLC, the underwriter representative, a warrant to purchase up to 3% of the shares sold, for $100. If the underwriter representative exercises this warrant, each share of common stock may be purchased at $5.80 per share (145% of the price of the shares sold in the offering).

The underwriters expect to deliver our shares to purchasers in the offering on or about November [•], 2010.

Rodman & Renshaw, LLC	Sunrise Securities Corp.

Morgan Joseph

The date of this prospectus is November [•], 2010

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Intelligent Network Prioritizes Your Data Based on Type (Email, Video, Music)
Keep your network secure while your guests connect to a public network
Netbook
Connect to your office LAN from anywhere on the 4G Network
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Upload Documents at up to 1Gbps
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Cell Phone
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Locate Your Staff anywhere on the network
WAVE2WAVE™
COMMUNICATIONS

Wave2Wave Communications™ www.wave2wave.com

Until [*], 2010, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus in deciding whether to purchase our common stock. We have not authorized anyone to provide you with information different from that contained in this prospectus. Under no circumstances should the delivery to you of this prospectus or any sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus. To the extent that any facts or events arising after the date of this prospectus, individually or in the aggregate, represent a fundamental change in the information presented in this prospectus, this prospectus will be updated to the extent required by law.

We obtained statistical data, market data and other industry data and forecasts used throughout this prospectus from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Nevertheless, we are responsible for the accuracy and completeness of the historical information presented in this prospectus, as of the date of the prospectus.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you in making an investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors” beginning on page 11.

Unless otherwise stated or the context requires otherwise, references in this prospectus to “Wave2Wave,” “we,” “us” and “our” refer to Wave2Wave Communications, Inc. and its subsidiaries.

Our Company

Founded in 1999, Wave2Wave Communications, Inc. provides communication services to small to mid-sized businesses in the northeast and midwest United States with a complete package of integrated products that includes wired and wireless broadband Internet access services, Voice over Internet Protocol, or VoIP, data, email hosting, point-to point connections, managed network services, collocation, virtual private networks, or VPNs, and web hosting. We are currently in the process of testing our fourth generation, or 4G, based Hybrid Fiber-Wireless, or HFW, in-building network, which will allow us to add mobile phone service to voice and data capabilities. Through our wholly-owned subsidiary RNK Inc., d/b/a RNK Communications, or RNK, we provide wholesale and retail services. These offerings include a range of voice and data “carrier class products” to other communications companies and to other larger-scale purchasers of network capacity, as well as services and prepaid long distance calling services. Specifically, we offer domestic and international access services, domestic local exchanges and long distance services, collocation, “8XX” toll free service, conference calling services and prepaid long distance calling services.

We sell our services to individuals and businesses primarily through a direct sales force, channel partners and telemarketing. While we market our services to many customer segments, we focus on selling to customers in multi-tenant office buildings (in-building) and to remote locations (stand-alone buildings). We currently have approximately 425 active Building Service Agreements, or BSAs, with building owners throughout New York, New Jersey, Illinois (Chicago), Connecticut and Pennsylvania (Philadelphia). Under these BSAs, we either pay the building owners monthly rent or a revenue share to allow us to sell throughout their buildings. The term of these BSAs are typically five to ten years in length, with automatic renewals. We have found that revenue share agreements give the building owners an incentive to promote our company to new tenants, and will help us increase penetration rates in terms of the number of tenants per building. This helps us to differentiate ourselves from our competition and creates a mutually beneficial relationship between us, the building owners and tenants. We also utilize a sales model in which we sell our services through a direct sales force, agents, independent company relationships, and contractual buy sell arrangements. RNK, as a Competitive Local Exchange Carrier, or CLEC, and interexchange carrier, or IXC, is able to provide a variety of local and long distance telecommunication services pursuant to our state and federal tariffs and customer contracts. We currently process approximately one billion minutes per month through our network of interconnected switches.

Executive Officers and Board of Directors

On September 21, 2010, Aaron Dobrinsky became our Chief Executive Officer, and following the consummation of this offering will become a member of our board of directors. Steven Asman is currently our President. Based on Mr. Dobrinsky’s qualifications and experience, we believe that he will be better equipped than Mr. Asman to run a large organization that will be a public company. Additionally, following the consummation of this offering, five new directors will be appointed to our board of directors. We believe that, in light of our business and structure and given that we will be a public company, based on the experience, qualifications, attributes and skills of each of these individuals, they will be valuable members of our board of directors.

Our Competitive Advantages

We are in advanced discussions with Motorola®, Inc. to develop a strategic partnership whereby together with Motorola® and other integration partners and technology vendors, we plan to deploy 4G based Hybrid Fiber-Wireless, or HFW, networks within two multi-tenant buildings in New York,

New York. The first building (450 Park Avenue, New York, NY) is set to begin testing during the fourth quarter of 2010. Upon the completion of this first phase of deployments, we intend to deploy 4G based HFW networks within hundreds of multi-tenant buildings in major metropolitan areas over the course of the next several years. However, in the event that we are unable to enter into an agreement with Motorola® in the near term or at all, our planned deployment of 4G based HFW networks in multi-tenant buildings will be delayed until we enter into such agreement with Motorola® or enter into a relationship with a different third party integration partner and technology vendor.

Following this offering:

•

We believe that we will be well positioned to launch our next generation HFW network services using fourth-generation, or 4G, technology. By overlaying the 4G technology on our current network, we intend to leverage our existing infrastructure, provisioning, customer service center, network operations center, or NOCs, telephone switches and back office processes that we already have in place. We also intend to take advantage of the hundreds of buildings for which we have BSAs in place in New York, New Jersey, Pennsylvania (Philadelphia), Connecticut and Illinois (Chicago).

•

We believe that we will be one of the first companies in the United States to focus on deploying in-building HFW networks in commercial buildings. These next generation networks support in-building carrier-grade broadband wired and wireless network services, in-building data services and voice services, VoIP, high speed Internet access, WiFi, HDTV applications, multi-user video conferencing and more.

•

Since our planned 4G networks will be fully IP-based integrated systems, wired and wireless technologies will be able to converge and will be capable of providing between 100 Mbit/s and 1 Gbit/s Virtual Private LAN Services, or VPLS, supporting high definition, or HD, video services, high quality voice and high speed symmetrical data services with the latest security technology. We expect that this will provide both wired and mobile users with symmetrical broadband capabilities (both ways), providing an average upload and download bandwidth of 10mb/s per subscriber.

•

During Phase 1 of our roll-out, by deploying wireless nodes on every floor within a building, we intend to be able to provide our in-building customers with data and voice services when they are inside the building, which will help increase customer penetration rates within existing buildings. During Phase 2, we intend to enable wireless carriers (currently working towards establishing agreements with carriers) to use our network so they can improve their coverage, increase available bandwidth within the building and free up their valuable network resources by downloading their traffic onto our network. Once wireless carriers are able to use our network, we expect this to be a significant generator of revenue, as carriers roam onto the 4G based HFW network within the buildings we operate.

Our Business Strategy

As an established company in the telecommunications sector, we believe that we are well-positioned to upgrade our network with state-of-the-art technology and deploy next generation in-building network technology to take advantage of market trends. We believe that these trends include significant growth in Internet usage, an increased demand for bandwidth based on new applications and devices such as the IPhone®, and the demand for increased mobility. We believe the roll out of our in-building 4G based HFW network will address all of these issues. By investing in sophisticated in-building wired and wireless networks, we believe that we will be in a position to take advantage of the growth expected in this sector.

Our business strategy is two-fold: Phase 1 of our business strategy will be the deployment of the next generation based HFW network throughout the buildings and the sale of bundled communication services to current and future business customers within the buildings, which will help increase customer penetration rates within existing buildings. Phase 2 of our business strategy is to provide wholesale wireless access to other mobile carriers (our in building network will act as a small cell tower for the carriers) and, once developed, bring new 4G services within the building to our existing customers, and, we believe, generate significant revenue for us.

We expect to be positioned as a leader in providing network infrastructure products and services that enable the profitable delivery of high-speed Internet, video, data, and voice services to business and mobile subscribers worldwide, and be well positioned to meet the demand for unlimited access, scalable bandwidth and robust, reliable connectivity.

Enter into Strategic Partnerships—We expect that our strategic relationships with Motorola®, Inc. (“Motorola®”) and Winncom Technologies Holding Limited (“Winncom”) will, in conjunction with other integration partners and technology vendors, enable us to rapidly deploy our HFW networks in our commercial buildings. We intend to source equipment, services, expertise and experience from Motorola® and will work with Winncom for design and implementation efforts.

We also have a working relationship with AVC Global Services Group, or AVC, which is the United States-based affiliate of AVC Europe, Ltd., an ISO 9002-registered professional services company based in the United Kingdom. AVC provides telecommunications and information technologies solutions to service providers, enterprises, and equipment manufacturers. We believe that AVC has the ability to roll-out our planned HFW networks on a large-scale basis worldwide.

Market Opportunity

We are seeking to capitalize on the convergence of wireless, video, and content-based service models, and the coinciding need for wireless providers to increase cellular coverage penetration within buildings and to off-load bandwidth from their existing networks and find alternative backhaul solutions for low latency, packet-based data and video applications. Growth in new applications in wireless voice and multimedia services, increasing demand for high quality mobile voice and high definition video entertainment services, and the desire of cellular carriers to efficiently manage valuable spectrum, drive the underlying demand for our wireless broadband products and systems. We believe that existing networks and technologies cannot fulfill this demand.

4G technology combines high speed broadband technology, with wireless mobility inside customers’ offices and office buildings, compatibility with legacy wireless data systems (and voice systems, pending the completion of agreements with wireless carriers), and efficient use of spectrum. Furthermore, it is adaptable to any application that communicates information over radio spectrum, including Internet, HDTV, cellular, industrial and emergency/military needs. 4G technology can provide seamless broadband wireless networks for both multi-tenant buildings and campuses/communities. As cellular providers continue to capture landline customers, in-building solutions will play a larger role in carrier networks.

According to a recent study from ABI Research, worldwide deployment revenues from in-building wireless systems are expected to grow from $3.8 billion in 2007 to more than $15 billion in 2013. Drivers for this tremendous growth include consumers’ growing dependence on wireless voice and messaging communications. According to TMT’s (Deloitte’s Technology, Media and Telecommunications Industry Group) Telecommunications Trends Report for 2007, 70% of mobile calls are being made indoors during the course of a year. Mobile data use has also moved indoors, a trend expected to continue.

Related Party Ownership

Following the consummation of this offering, our directors and executive officers, together with their affiliates and related persons, and stockholders owning more than 10% of our common stock will beneficially own, in the aggregate, approximately 53% of our outstanding common stock. As a result, these stockholders, if acting together, may have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our common stock by delaying or preventing a change in corporate control or may result in the entrenchment of management or our board of directors.

Verizon Litigation

On August 22, 2008 Verizon New England, Inc. (“Verizon”) filed a complaint in the United States District Court, District of Massachusetts against RNK, Inc., our wholly owned subsidiary,

relating to the parties’ Interconnection Agreements in New York, Massachusetts and Rhode Island. Specifically, Verizon alleges breach of contract and contends that RNK owes $10,797,896.53 for Virtual Foreign Exchange (“VFX”) traffic, plus applicable late payment charges, seeks declaratory judgments that Verizon does not owe RNK certain invoiced amounts related to reciprocal compensation and access charges, and requests that the court reset the presumptive percentage of VFX which governs the parties’ agreements. RNK filed its answer on November 11, 2008. RNK denied the claims proffered by Verizon and asserted defenses and counter claims for breach of contract and violation of the Massachusetts Consumer Protection Statute. RNK’s counter claims seeks $25,361,434 in compensatory damages as of the date of the complaint, declaratory relief and statutory damages under the Massachusetts Consumer Protection Statute. Verizon answered RNK’s counterclaims on December 22, 2008 and simultaneously filed, but subsequently withdrew, a motion to dismiss certain of RNK’s counterclaims. The parties have completed fact discovery and, on September 2, 2010, Verizon filed its Motion for Partial Summary Judgment. Verizon’s motion sought summary judgment on several of its claims and those filed by RNK in its favor.

On October 4, 2010, RNK filed its own motion for summary judgment and reply to Verizon’s motion. RNK’s motion seeks summary judgment on the bulk of its claims. RNK’s management has instructed counsel to vigorously defend against Verizon’s motion and press RNK’s claims. If Verizon were to prevail on its claims as to the rate for or percentage of VFX traffic that should govern the parties’ agreements, RNK could incur substantial costs which may have a material adverse effect on our business and our liquidity, including paying at a higher rate and percentage of VFX traffic. Because we are unable to predict what an adverse decision would result in, we are unable to quantify how it would affect our financial positions, operating results and cash flows.

Recent Operations

For the years ended December 31, 2009, 2008 and 2007, we have experienced operating losses of approximately $21.5 million, $1.2 million and net earnings of $1.9 million, respectively. For the six months ended June 30, 2010, we experienced operating losses of approximately $8.9 million and as of June 30, 2010, we had an accumulated deficit of approximately $42.9 million. As of September 30, 2010, we had outstanding debt obligations of approximately $37.9 million with a weighted average interest rate of 12.9%. We intend to use approximately $10.1 million of the proceeds of this offering to partially retire debt which currently carries a weighted average interest rate of approximately 20.0%.

Contract Negotiations

We have arrangements with several telecommunications providers, whereby, RNK receives compensation for the termination of traffic originating with such provider and terminating on RNK’s network. One such provider, T-Mobile USA, Inc., or T-Mobile who we derived approximately 10% of our revenues from in 2009, terminated the interconnection agreement between RNK and T-Mobile, effective as of November 30, 2009. The parties are currently in negotiations to replace the prior agreement, although there can be no assurance that an agreement will be reached.

Use of Proceeds

We intend to use the net proceeds of this offering in the order of priority as follows: approximately (i) $8.1 million to repay the senior secured notes held by Victory Park; (ii) $2.0 million to partially repay the notes issued in connection with our acquisition of RNK; (iii) $551,250 to satisfy our obligation to pay Mr. Bressman under his separation agreement; and (iv) the balance to be used to pay for the costs of the offering and as working capital or deployed at the discretion of management. See the sections of this prospectus entitled “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity—Sources of Liquidity” for further information.

Recent Developments

Although our results of operations for the nine months ended September 30, 2010 have not been finalized, the following preliminary, unaudited information reflects our expectations with respect to our results of operations for the nine months ended September 30, 2010 based on currently available information. These preliminary results are subject to completion and review of our interim financial statements for the period.

We expect to report that revenues decreased approximately 14% or $8.9 million to approximately $52.8 for the nine months ended September 30, 2010 from approximately $61.7 for the nine months ended September 30, 2009. The decrease in revenues was due primarily to lower access revenues in our wholesale business driven by lower tariffed rates, only partially offset by minute call volume. In addition, revenues also decreased due to lower data and internet access volumes for our retail (subscriber) business partially offset by higher sales of VoIP.

We expect to report that losses from operations increased $11.2 million to approximately $7.8 million for the nine months ended September 30, 2010 as compared to operating income of approximately $3.4 million for the nine months ended September 30, 2009. Operating losses were driven primarily by higher compensation, professional fees, outside commissions and non-cash stock-based compensation.

We expect to report that net loss increased approximately $10.4 million to approximately $11.5 million for the nine months ended September 30, 2010 as compared to approximately $1.1 million for the nine months ended September 30, 2009. The increase in net losses were driven primarily by the decrease in revenues and increase in operating expenses as described above and higher interest expense consisting of regular interest as well as amortization of original issue debt discount. These decreases were partially offset by higher income tax benefits recorded for the nine months ended September 30, 2010 as compared to the same period ended September 30, 2009.

We have arrangements with several telecommunications providers, whereby, RNK receives compensation for the termination of traffic originating with such provider and terminating on RNK’s network. One such provider, T-Mobile USA, Inc., or T-Mobile who we derived approximately 10% of our revenues from in 2009, terminated the interconnection agreement between RNK and T-Mobile, effective as of November 30, 2009. The parties are currently in negotiations to replace the prior agreement, although there can be no assurance that an agreement will be reached.

Corporate Information

We were incorporated in Delaware in November 1999. Our principal executive offices are located at 433 Hackensack Avenue, Hackensack, New Jersey 07601, and our main telephone number is (201) 968-9797. Our subsidiary, RNK, has its main offices at 333 Elm Street, Dedham, Massachusetts. Our website address is www.wave2wave.com. The information on our website is not part of this prospectus. We have included our website address as a factual reference and do not intend it to be an active link to our website.

The Offering

Common stock offered by us	4,444,444 shares (5,111,111) if the over-allotment option is exercised in full)

Number of shares issued on the date of effectiveness of this registration statement	8,811,620 shares

Number of shares outstanding after this offering	13,256,064 shares (13,922,731 shares if the over-allotment option is exercised in full by the underwriter)

Offering price	$4.00 per share

Use of proceeds

We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $16.4 million, based on an initial public offering price of $4.00 per share after deducting underwriting discounts and commissions. We plan to use approximately $2.0 million of the net proceeds of this offering to partially repay our outstanding 6% secured promissory notes held by former owners of RNK, $8.1 million of the net proceeds of this offering to repay a bridge loan from Victory Park, $551,250 to satisfy our obligation to pay Mr. Bressman under his separation agreement and the remainder to fund continued development of our technology and for general corporate purposes, such as research and development, general and administrative expenses, capital expenditures, working capital needs and the potential acquisition of, or investment in, other technologies, products or companies that complement our business. For a more complete description of our intended use of the proceeds from this offering, see “Use of Proceeds.”

NYSE Amex symbol	“WAV”

Risk Factors

The securities offered by this prospectus are speculative and involve a high degree of risk and investors purchasing securities should not purchase the securities unless they can afford the loss of their entire investment. See “Risk Factors” beginning on page 11.

Representative’s Warrant

In connection with this offering, we have also agreed to sell to the underwriter representative a warrant for $100 to purchase up to 3% of the shares of common stock sold. If this warrant is exercised, each share may be purchased by the underwriters’ representative at $5.80 per share (145% of the price of the shares sold in the offering).

General Information About This Prospectus

Unless otherwise noted, throughout this prospectus the number of shares of our common stock to be outstanding following this offering is based on shares of our common stock outstanding as of September 30, 2010 and excludes:

•	656,124 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2010 at a weighted average exercise price of $0.94 per share;

•	386,403 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2010 at a weighted average exercise price of $6.22 per share;

•	shares of common stock underlying the underwriters’ representative’s common stock purchase option; and

•	additional shares reserved for future issuance under our stock plans.

Unless otherwise indicated, all information in this prospectus:

•	reflects a 1-for-2 reverse stock split of our common stock effected on March 22, 2010 and an additional 1-for-4 reverse stock split of our common stock effected on September 30, 2010;

•	assumes that the underwriters do not exercise their over-allotment option to purchase 666,667 shares of our common stock in this offering; and

•	assumes the filing of our second amended and restated certificate of incorporation and the adoption of our second amended and restated bylaws upon the completion of this offering.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth our summary consolidated financial data for the periods ended and as of the dates indicated below. We have derived the summary consolidated financial data for the years ended December 31, 2009, 2008, and 2007 and as of December 31, 2009 and 2008 from our consolidated financial statements which have been audited by RBSM LLP, our independent registered public accounting firm, and are included elsewhere in this prospectus. We have derived the summary consolidated financial data for the six months ended June 30, 2010 and 2009 and as of June 30, 2010 from our unaudited condensed consolidated financial statements included elsewhere herein. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for those periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The historical results included here and elsewhere in this prospectus are not necessarily indicative of future performance or results of operations.

The information set forth below should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements including the notes thereto incorporated by reference in this prospectus.

All financial data presented in thousands except whereas noted.

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
	(unaudited)	(unaudited)
Operating revenues	$34,813	$39,015	$79,871	$78,455	$35,403
Operating expenses:
Costs of goods sold (exclusive of depreciation show separately below)	25,725	26,720	51,588	43,205	22,143
Depreciation and amortization	3,382	3,599	6,983	6,658	1,986
Selling, general, and administrative expenses	12,763	9,906	37,925	20,795	14,199

Total operating expenses:	41,870	40,225	96,496	70,658	38,328

(Losses) income from operations	(7,057)	(1,210)	(16,625)	7,797	(2,925)
Interest expense, net	5,426	2,819	7,231	7,009	2,306
Other (expense) income	(14)	(956)	(769)	312	3,496

Net interest expense and other income	5,440	3,775	8,000	6,697	(1,190)
(Loss) income before income taxes	(12,497)	(4,985)	(24,625)	1,100	(1,735)
Provision for income taxes	(3,604)	(282)	(3,089)	2,309	(3,629)

Net (loss) income	(8,893)	(4,703)	(21,536)	(1,209)	1,894

Diluted EPS	($1.25)	($0.82)	($3.53)	($0.23)	$0.35
Adjusted EBITDA*	(2,469)	2,567	8,071	8,546	1,937

	June 30, 2010	Year Ended December 31,
		2009	2008	2007	2006
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$2,140	$1,995	$1,598	$1,111	$256
Working capital	(35,515)	(25,794)	(59,561)	(51,064)	(2,239)
Total assets	95,293	95,232	90,885	90,430	9,241
Stockholders’ (deficit) equity	$(7,712)	$(1,681)	$1,401	$339	$(8,321)

*

We define Adjusted EBITDA as operating income (loss) before interest, taxes, depreciation and amortization expenses, excluding stock-based compensation expense, write-off of public offering costs, gain recognized on troubled debt restructuring, gain or loss on asset dispositions and other non- operating income or expense. We use Adjusted EBITDA in our business operations to, among other things, evaluate the performance of our business, develop forecasts and measure our performance against those forecasts.

We believe that analysts and investors use Adjusted EBITDA as a supplementary measure to evaluate a company’s overall operating performance. However, Adjusted EBITDA has material limitations as an analytical tool and you should not consider Adjusted EBITDA in isolation, or as a substitute for analysis of our results as reported under GAAP. We believe that, with a full understanding of its limitations, adjusted EBITDA provides useful information regarding how our management views our business. In addition, it allows analysts, investors and other interested parties in the telecommunications industry to facilitate company to company comparisons because it eliminates many differences caused by variations in capital structures (affecting interest expense), taxation, the life-cycle stage and “book basis” depreciation expense of facilities and equipment, as well as non- operating and one-time charges to earnings.

Adjusted EBITDA may not be directly comparable to similarly titled measures reported by other companies due to differences in accounting policies and items excluded or included in the adjustments. Our calculation of Adjusted EBITDA is not directly comparable to EBIT (earnings before interest and taxes) or EBITDA. In addition, Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; changes in, or cash requirements for, our working capital needs; our interest expense, or the cash requirements necessary to service interest or principal payments our outstanding debt; any cash requirements for the replacement of assets being depreciated or amortized, which will often have to be replaced in the future, even though depreciation and amortization are non-cash charges; and the fact that other companies in our industry may calculate adjusted EBITDA differently than we do which limits its usefulness as a comparative measure. Adjusted EBITDA is not intended to replace operating income, net income and other measures of financial performance reported in accordance with GAAP. Rather, Adjusted EBITDA is a measure of operating performance that you may consider in addition to those measures. Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using adjusted EBITDA as a supplementary measure. We define “Working Capital” as current assets in excess of current liabilities.

Set forth below is a reconciliation of net (loss) income to EBITDA to Adjusted EBITDA for the periods presented.

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008		2007
	(in thousands)
Reconciliation of net (loss) income to EBITDA to Adjusted EBITDA
Net (loss) income	$(8,893)	$(4,703)	$(21,536)	$(1,209)		$1,894
Provision for income taxes	(3,604)	(282)	(3,089)	2,309		(3,629)
Other (expense) income	14	956	769	(312)		(3,496)
Interest expense, net	5,426	2,819	7,231	7,009		2,306
Depreciation and amortization	3,382	3,599	6,983	6,658		1,986

EBITDA	(3,675)	2,389	(9,642)	14,455		(939)
Non-cash compensation	1,206	178	17,713	664		2,876
Gain on change in estimate for VFX	—	—	—	(6,573	)(1)	—

Adjusted EBITDA	$(2,469)	$2,567	$8,071	$8,546		$1,937

(1)	A one-time favorable adjustment recorded pursuant to a rate change for calculating liabilities for virtual foreign exchange traffic processed by other carriers through existing interconnection agreements, as amended.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully read and consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including the financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of these risks actually occur, our business, business prospects, financial condition, results of operations or cash flows could be materially harmed. In any such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

Business and Competitive Risks

We have substantial indebtedness and may be unable to service our debt. Our substantial indebtedness could adversely affect our financial position, limit our available cash and our access to additional capital and prevent us from growing our business.

As of September 30, 2010 we had outstanding debt of approximately $37.9 million, of which $18.3 million is short-term in nature. Our long-term debt of approximately $19.6 million matures on October 7, 2013 and is held by Wilmington Trust Company and G. Jeff Mennen, or Wilmington Trust, a principal stockholder and a future member of our board of directors upon consummation of this offering, as co-trustees of a trust of which John Henry Mennen, G. Jeff Mennen’s brother, is the beneficiary. Wilmington Trust has given us term extensions in the past. There can be no assurance that Wilmington Trust will continue to do so. The weighted average interest of our debt is approximately 12.9%. We have had to extend the maturity dates of a significant portion of our debt and have negotiated multiple amendments and modifications, specifically in connection with subordinated promissory notes held by the former owners of RNK. In order to secure modifications and amendments from various debt holders, we have issued additional consideration in the form of warrants to purchase shares of our common stock as an inducement for more favorable terms. We have not always been successful in servicing our debt and have been issued default notices; although subsequently we have been able to negotiate forbearances. From the proceeds of this offering, we have designated for retirement approximately $10.1 million of our debt, consisting of approximately $8.1 million of our bridge loan from Victory Park and $2.0 million to partially repay our outstanding 6% subordinated secured promissory notes held by former owners of RNK. The RNK notes become due on February 28, 2011. We may need to obtain additional financing to repay the remainder of the RNK notes by February 28, 2011 or agree to another extension with the holders of the RNK notes. The loans from Victory Park become due on the earlier of January 4, 2011 or the consummation of our proposed offering. If we are unable to raise a certain amount of proceeds from this offering, we will be unable to retire the debt designated above and we may be in default in the repayment of such debt which would have a material adverse effect on our financial position, results of operations and related cash flows.

The level of our indebtedness could have important consequences, including:

•	a substantial portion of our cash flow from operations will be dedicated to debt service and may not be available for other purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•

limiting our ability to obtain financing in the future for working capital, capital expenditures and general corporate purposes, including acquisitions, and may impede our ability to secure favorable lease terms;

•	making us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures; and

•	placing us at a competitive disadvantage compared to our competitors with less indebtedness.

We could continue to incur significant losses.

We have experienced significant losses in the past; at times we have been unable to generate sufficient cash flow from operations to fund our expenses. We can give no assurance that we will not continue to incur significant losses in the future. We experienced annual net losses of $1.6 million, $1.3 million, and $2.5 million in 2004, 2005, and 2006, respectively with a stockholders’ deficit as of December 31, 2006 of $8.4 million. We benefited from the acquisition of RNK in 2007, including a non-recurring tax benefit related to historical net operating losses of $4.5 million. We experienced a net profit of $1.9 million in 2007 and a net loss of $1.2 million in 2008. For the year ended December 31, 2009, we incurred a net loss of approximately $21.5 million and had a stockholders’ deficit of approximately $1.7 million. For the six months ended June 30, 2010, we incurred a net loss of approximately $8.9 million and had a stockholders’ deficit of approximately $7.7 million.

Our market is extremely competitive and we face intense competition from other providers of communications services that have significantly greater resources than we do.

The market for broadband and related services is highly competitive and we compete with several other companies within each of our markets. We face competition from several different sources including wireless carriers, competitive local exchange carriers, incumbent local exchange carriers, cable operators and Internet service providers. Many of these operators have substantially greater resources and greater brand recognition than we do. Further, there is no guarantee that they will not enter the wireless Internet connectivity market and compete directly with us for our subscriber base, which could have a material adverse affect on our operations.

Our current or future competitors may provide services comparable or superior to those provided by us, or at lower prices, or adapt more quickly to evolving industry trends or changing market requirements.

Many providers of communications services have competitive advantages over us, including substantially greater financial, personnel and other resources, better access to capital, brand name recognition and long-standing relationships with customers. These resources may place us at a competitive disadvantage in our current markets and limit our ability to expand into new markets. Because of their greater financial resources, some of our competitors can also better afford to reduce prices for their services and engage in aggressive promotional activities. Such tactics could have a negative impact on our business. For example, some of our competitors have adopted pricing plans such that the rates that they charge are not always substantially higher, and in some cases are lower, than the rates that we charge for similar services. Due to these and other competitive pricing pressures, we currently expect average monthly revenue per customer location to remain relatively flat or decline in the foreseeable future. Any of the foregoing factors could require us to reduce our prices to remain competitive or cause us to lose customers, resulting in a decrease in our revenue.

We derived a significant portion of our total net revenues, approximately 10% in 2009, from services provided to a telecommunications provider that has terminated our agreement. Our revenues and results of operations have been and will continue to be adversely affected, possibly materially, if we are unable to replace the lost sales or a renegotiate a replacement agreement upon favorable terms.

We have arrangements with several telecommunications providers to provide them services. Under these arrangements, RNK receives compensation for the termination of traffic originating with such telecommunications provider and terminating on RNK’s network. On August 27, 2009, one such provider, T-Mobile USA, Inc., provided RNK with notice of termination of the interconnection agreement between the parties, with an effective termination date of November 30, 2009. Pursuant to the terms of the interconnection agreement, RNK may request renegotiations at any time prior to the proposed termination date. Upon receiving such notice for negotiations, the terms and conditions of the terminated agreement, including the obligation to pay for traffic exchanged between the parties, will continue until a new agreement is executed or the applicable timeframes, plus any extensions of such timeframes, for negotiations under the Telecommunications Act of 1996 are exhausted. On November 16, 2009, RNK requested renegotiation of the agreement prior to the proposed termination date. The parties are currently in advanced negotiations to replace the prior agreement. We expect that the negotiations will result in a reasonable but lower compensation rate within the next two months, although there can be no assurance that an agreement can be reached. RNK also expects that T-Mobile will not pay for any traffic exchanged between the parties after November 30, 2009 and that this will have a material adverse affect on our revenues in the short term and possibly in the long term depending on the final rate in any new agreement.

We are relying on third party equipment vendors and integration partners. If we are unable to enter into agreements or arrangements with such equipment vendors or integration partners or if the equipment provided or services performed by such equipment vendors or integration partners do not perform as expected, this could impair our ability to deploy 4G based HFW networks.

We are relying on various equipment vendors and integration partners to provide us with equipment and services to deploy our 4G based HFW networks. We are in advanced discussions with Motorola® to develop a strategic partnership whereby we will deploy 4G based HFW networks within multi- tenant buildings. However, in the event that we are unable to enter into an agreement with Motorola® in the near term or at all, our planned deployment of 4G based HFW networks in multi-tenant buildings will be delayed until we enter into such agreement with Motorola® or enter into a relationship with a different third party integration partner and technology vendor. We cannot assure you that we will be able to enter into an agreement with Motorola® or a comparable third party integration partner and technology vendor that will enable us to rollout 4G based HFW networks as planned. The failure to do so would have a material adverse effect on our business and operating results. To the extent that the equipment provided or the services performed by such equipment vendors or integration partners do not perform as expected, or our relationship with any of these vendors or partners changes or is terminated, this could adversely affect our ability to deploy our 4G based HFW network build-out plan and negatively impact our business strategy.

The “Wholesale or “Neutral Host” model may require capital expenditures without having agreements from customers.

Our ability to profitably capture mobile wireless data users in each building is predicated on being able to secure sufficient “wholesale” revenue from wireless carriers who wish to off-load bandwidth from their “out-of-building” networks. We will have to scout locations and enter into wholesale agreements with significant wireless carriers to make the wholesale model work. It is likely that we will have to expend substantial capital to deploy our in-building wireless networks before we have commitments from wireless carriers to purchase our wholesale services.

Our industry, including us, has experienced difficulties in collecting our accounts receivables. If we do not maintain adequate processes and systems for collecting our accounts receivable, or if we are otherwise unable to collect material amounts of our accounts receivables, our cash flow and profitability will be negatively affected.

Our industry, including us, has experienced difficulties in the recent past in collecting accounts receivable from telecommunications providers due to the complexity involved in billing and the uncertainty with regard to certain regulatory matters. If we do not maintain adequate processes and systems for collecting our accounts receivable, or if we are otherwise unable to collect material amounts of our accounts receivables, our cash flow and profitability will be negatively affected.

We face considerable uncertainty in the estimation of revenues, related costs of services and their subsequent settlement

Our revenues and the related cost of sales are often earned and incurred with the same group of carriers who can be our vendors, suppliers and customers simultaneously. These revenues and their related costs may be based on estimated amounts accrued for pending disputes with other carriers, the contractual rates charged by our service providers, as well as sometimes contentious interpretations of existing tariffs and regulations. Subsequent adjustments to these estimates may occur after the bills are received/tendered for the actual costs incurred and revenues earned, and these adjustments can often be material to our operating results. We routinely dispute charges that we feel have been billed in error or incorrectly; these disputed balances are recorded in accounts payable in our consolidated balance sheets. Some of these disputed amounts have been granted by our providers in the form of credits subsequent to the periods in which they were incurred. In some cases we enter into settlements with customers and issue credits against outstanding amounts owed in return for long-term agreements. These credits can be material to our results and are charged directly against revenues in periods subsequent to where the revenues/costs of services were initially measured. Judgment is required in estimating the ultimate outcome of the dispute resolution process, as well as any other amounts that may be incurred to conclude the negotiations. Actual results can differ from estimates, and such differences could be material.

Potential effects of litigation between our wholly-owned subsidiary RNK and Verizon New England, Inc. could have a material adverse effect on our revenues and operations.

On August 22, 2008 Verizon New England, Inc. (“Verizon”) filed a complaint in the United States District Court, District of Massachusetts against RNK, Inc., our wholly owned subsidiary, relating to a billing dispute between the parties in New York, Massachusetts and Rhode Island arising under certain interconnection agreements. These disputes concerned the payment of reciprocal compensation charges and access charges in such states. Verizon alleges several counts for breach of contract and seeks compensation for Virtual Foreign Exchange (“VFX”) traffic as it is defined in the agreements. Verizon also requested that the court stop RNK from billing Verizon a certain rate for reciprocal compensation traffic in Massachusetts and Rhode Island. Verizon has also asked the court to reset the presumptive percentage of Virtual Foreign Exchange traffic. Verizon seeks $10,797,896.53 in damages as of the date of the complaint.

RNK filed its answer on November 11, 2008. RNK denied the claims proffered by Verizon and asserted defenses and counter claims for breach of contract and violation of the Massachusetts Consumer Protection Statute. RNK’s counter claims seek $25,361,434 in compensatory damages as of the date of the complaint, declaratory relief and statuary damages under the Massachusetts Consumer Protection Statute. RNK has asked the court to treble its damages due to Verizon’s willful violation of the statute. Verizon filed a motion to dismiss RNK’s counter claims regarding breach of the Rhode Island agreement and answered RNK’s counter claim on December 22, 2008. RNK filed its opposition on January 15, 2008. Verizon has since withdrawn its motion to dismiss on January 22, 2008. The parties have completed fact discovery and, on September 2, 2010, Verizon filed its Motion for Partial Summary Judgment. Verizon’s motion sought summary judgment on several of its claims and those filed by RNK in its favor.

On October 4, 2010, RNK filed its own motion for summary judgment and reply to Verizon’s motion. RNK’s motion seeks summary judgment on the bulk of its claims. RNK’s management has instructed counsel to vigorously defend against Verizon’s motion and press RNK’s claims. If Verizon were to prevail on its claims as to the rate for or percentage of VFX traffic that should govern the parties’ agreements, RNK could incur substantial costs which may have a material adverse effect on our business and our liquidity, including paying at a higher rate and percentage of VFX traffic. Because we are unable to predict what an adverse decision would result in, we are unable to quantify how it would affect our financial positions, operating results and cash flows.

Intellectual property infringement claims are common in the industry, and should such claims be made against us, and if we do not prevail, our business, financial condition and operating results could be harmed.

Patent positions in the telecommunications industry are uncertain and involve complex legal, scientific and factual questions and often conflicting claims. The industry has in the past been characterized by a substantial amount of litigation and related administrative proceedings regarding patents and intellectual property rights. In addition, established companies have used litigation against emerging growth companies and new technologies as a means of gaining a competitive advantage. Third parties may claim we are infringing their patents, copyrights, trademarks or other intellectual property and may go to court to attempt to stop us from engaging in our ongoing operations and activities. These lawsuits can be expensive to defend and conduct and may divert the time and attention of management.

Third parties may claim that our products and technologies infringe patents, copyrights, trademarks and other intellectual property held by such third parties. If a third-party successfully asserts an infringement claim against us, a court could order us to cease the infringing activity. The court could also order us to pay damages for the infringement, which could be substantial. Any order or damage award could harm our business, financial condition and operating results.

In addition, we may be required to participate in interference proceedings in the United States Patent and Trademark Office to determine the relative priorities of our inventions and third parties’ inventions. An adverse outcome in an interference proceeding could require us to cease using the technology or to license rights from prevailing third parties.

If we were unable to obtain any necessary license following an adverse determination in litigation or in interference or other administrative proceedings, we would have to redesign our products to avoid infringing a third-party’s patent and could temporarily or permanently have to discontinue manufacturing and selling the infringing products. If this were to occur, it would negatively impact future sales and could harm our business, financial condition and operating results.

Our business activities might require additional financing that might not be obtainable on acceptable terms, if at all, which could have a material adverse effect on our financial condition, liquidity and our ability to operate going forward.

We believe that the net proceeds from this offering, available capital lease financing and cash flow from operations will be sufficient to meet our working capital, capital expenditure and other cash needs for the next 12 months and beyond. However, if we do not meet our business plan targets, we might need to raise additional capital from public or private equity or debt sources in order to finance future growth, including the expansion of service within existing markets and to new markets, which can be capital intensive, as well as unanticipated working capital needs and capital expenditure requirements.

The actual amount of capital required to fund our operations and development may vary materially from our estimates. If our operations fail to generate the cash that we expect, we may have to seek additional capital to fund our business. If we are required to obtain additional funding in the future, we may have to sell assets, seek debt financing or obtain additional equity capital. In addition, any indebtedness we incur in the future could subject us to restrictive covenants limiting our flexibility in planning for, or reacting to changes in, our business. If we do not comply with such covenants, our lenders could accelerate repayment of our debt or restrict our access to further borrowings. If we raise funds by selling more stock, your ownership in us will be diluted, and we may grant future investors rights superior to those of the common stock that you are purchasing. If we are unable to obtain additional capital when needed, we may have to delay, modify or abandon some of our expansion plans. This could slow our growth, negatively affect our ability to compete in our industry and adversely affect our financial condition.

The long distance telecommunications industry is highly competitive which may adversely affect our performance.

The long distance telecommunications industry is intensely competitive and is significantly influenced by the marketing and pricing decisions of the larger industry participants. In most countries, the industry has relatively limited barriers to entry with numerous entities competing for the same customers. Customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. Generally, our customers can switch carriers at any time. We believe that competition in all of our markets is likely to increase and that competition in non- United States markets is likely to become more similar to competition in the United States market over time as such non-United States markets continue to experience deregulatory influences. In each of our targeted regions, we compete primarily on the basis of price (particularly with respect to our sales to other carriers), and also on the basis of customer service and our ability to provide a variety of telecommunications products and services. There can be no assurance that we will be able to compete successfully in the future.

Many of our competitors are significantly larger, have substantially greater financial, technical and marketing resources and larger networks than us and a broader portfolio of services, control transmission lines and have strong name recognition and loyalty, long-standing relationships with our target customers, and economies of scale which can result in a lower cost structure for transmission and related costs. These competitors include, among others, AT&T, Verizon Business, Sprint and Verizon in the United States. We also compete with numerous other long distance providers, some of which focus their efforts on the same customers targeted by us. Increased competition in the United States as a result of the foregoing, and other competitive developments could have an adverse effect on our business, results of operations and financial condition.

We are susceptible to risks associated with operating in international markets, and there can be no assurance that we will be able to obtain the requisite permits and licenses required to operate in those markets.

In many international markets, the existing carrier will control access to the local networks, enjoy better brand recognition and brand and customer loyalty, and have significant operational economies, including a larger backbone network and correspondent agreements with Post Telegraph and Telephones, or PTTs. Moreover, the incumbent may take many months to allow competitors, including us, to interconnect to its switches within the target market. Pursuit of international growth opportunities may require significant investments for an extended period before returns, if any, on such investments are realized. In addition, there can be no assurance that we will be able to obtain the permits and operating licenses required for us to operate, obtain access to local transmission facilities or to market, sell and deliver competitive services in these markets.

Our relationships with other telecommunications companies are material to our operations and their financial difficulties or failure to pay may negatively affect our business.

We originate and terminate calls for long distance carriers, interexchange carriers and other local exchange carriers over our network and for that service we receive payments called access charges. Some of the carriers that pay us these access charges are our largest customers in terms of revenues. In the past, several of such carriers have declared bankruptcy or are experienced substantial financial difficulties (e.g., MCI WorldCom and Global Crossing). Our inability to collect access charges from financially distressed carriers has had a negative effect on our financial results and cash flows, as would any subsequent bankruptcies or disruptions in the businesses of these or other interexchange carriers. Our ability to collect past due amounts of access billings from carriers is hampered by federal and state regulations governing these business relationships.

We use many vendors and suppliers that derive significant amounts of business from customers in the telecommunications business. Associated with the difficulties facing many service providers, some of these vendors and suppliers recently have experienced substantial financial difficulties, in some cases leading to bankruptcies and liquidations. Any disruptions experienced by these vendors and suppliers as a result of their own financial difficulties may affect their ability to deliver products or services to us, and delays in such deliveries could have an adverse affect on our business.

Furthermore, due to the complex and at times unclear regulatory environment, disputes between carriers for intercarrier compensation and other services are common. During the pendency of such disputes, carriers frequently withhold payment. These disputes can take years to settle or litigate and can substantially disrupt payments. As such, disputes of this nature can have a material adverse impact on us.

Our relationships with vendors, suppliers and customers are material to our operations and many of our contracts with such entities are out of term and in renewal terms.

We contract with many vendors, suppliers and customers that account for significant portions of our revenues or infrastructure. Many of these contracts are “out of term” (i.e., the original term of the contract has expired) and are in renewal terms (i.e., the contract is extended for some period of time depending on its terms) or “evergreen” (i.e., the terms of the former agreement continue while the parties renegotiate the agreement) while the parties negotiate replacement terms. Termination or renegotiation requests associated with these agreements may come at any time and negotiations, especially in the case of complex agreements, such as telecommunications interconnection agreements, can be extended. Any disruptions experienced by these vendors, suppliers and customers as a result of these negotiations or the sudden termination of an agreement may affect our ability to deliver products or services and impact our revenues and could have an adverse affect on our business.

If third-party vendors fail to deliver equipment or deploy our in-building network, we may be unable to execute our business strategy.

Our success will depend on third parties who we do not control to deliver equipment and deploy our in-building network. We cannot be certain that third parties will be successful in their development and deployment efforts. Even if these parties are successful, the delivery and deployment process could be lengthy and subject to delays. If these delays occur, we will be unable to deploy our 4G based HFW network in a timely manner, negatively impacting our business plan and our prospects and results could be harmed.

We depend on third-party providers who we do not control to install our integrated access devices at customer locations. We must maintain relationships with efficient installation service providers in our current cities and identify similar providers as we enter new markets in order to maintain quality in our operations.

The installation of integrated access devices at customer locations is an essential step that enables our customers to obtain our service. We outsource the installation of integrated access devices to a number of different installation vendors in each market. We must insure that these vendors adhere to the timelines and quality that we require to provide our customers with a positive installation experience. In addition, we must obtain these installation services at reasonable prices. If we are unable to continue maintaining a sufficient number of installation vendors in our markets who provide high quality service at reasonable prices to us, we may have to use our own employees to perform installations of integrated access devices. We may not be able to manage such installations effectively using our own employees with the quality we desire and at reasonable costs.

We depend on local telephone companies for the installation and maintenance of our customers’ access lines and other network elements and facilities.

Our customers’ access lines are sometimes installed and maintained by local telephone companies in each of our markets. If the local telephone company does not perform the installation properly or in a timely manner, our customers could experience disruption in service and delays in obtaining our services. Since inception, we have experienced routine delays in the installation of access lines by the local telephone companies to our customers in each of our markets, although these delays have not yet resulted in any material impact to our ability to compete and add customers in our markets. Any work stoppage action by employees of a local telephone company that provides us services in one of our markets could result in substantial delays in activating new customers’ lines and could materially harm our operations. Furthermore, we are also dependent on traditional local telephone companies for access to their collocation facilities and we utilize certain of their network elements. Failure of these elements or damage to a local telephone company’s collocation facility would cause disruptions in our service.

We depend upon our suppliers and have limited sources of supply for key products and services.

We rely on other companies to lease or sell to us telecommunications equipment, computer hardware and software, networking equipment and related services that are critical to the maintenance and operation of our network. We have one major supplier, Verizon, that accounted for 22%, 35% and 28% of our costs of services for the years ended December 31, 2009, 2008 and 2007, respectively. In addition, Verizon accounted for 21% and 21% of our costs of services for the six months ended June 30, 2010 and 2009, respectively. We have no other major supplier that accounts for more than 10% of our costs of services. Despite working with major, reputable vendors, we do not carry substantial inventories of these products and cannot be assured that we will be able to lease the products and services that we need in a timely basis, or in sufficient quantities. If we are unable to obtain critical services and products in the quantities required by us and on a timely basis, our business, financial condition and results of operations may be materially adversely affected.

We depend on third-party vendors for information systems. If these vendors discontinue support for the systems we use or fail to maintain quality in future software releases, we could sustain a negative impact on the quality of our services to customers, the development of new services and features, and the quality of information needed to manage our business.

We have entered into agreements with vendors that provide for the development and operation of back office systems such as ordering, provisioning and billing systems. We also rely on vendors to provide the systems for monitoring the performance and condition of our network. The failure of those vendors to perform their services in a timely and effective manner at acceptable costs could materially harm our growth and our ability to monitor costs, bill customers, provision customer orders, maintain the network and achieve operating efficiencies. Such a failure could also negatively impact our ability to retain existing customers or to attract new customers.

We are dependent on key personnel and our ability to hire and retain sufficient numbers of qualified personnel.

Our success depends to a significant degree, upon the continued contributions of senior management. Despite choosing a management team believed to be very loyal to us, the loss of services of any of these employees could negatively impact our performance. Competition in the industry for qualified employees, especially technical personnel, is intense. Further, our success depends upon our ability to attract and retain additionally qualified personnel. Failure to hire qualified personnel and to retain our current personnel may impact our performance. As set forth in this prospectus, the term of the employment agreement of the President of RNK (Richard Koch) expires on the date that the RNK Notes are paid in full. Additionally, as set forth under the section of this prospectus entitled “Information Concerning One of Our Founders, Managing Director and Head of Business Development,” there is a risk that some third parties might not do business with us, that some prospective investors might not purchase our securities or that some customers may be concerned about signing up for service with us as a result of Andrew Bressman’s background. If any of these risks were to be realized among a sizeable number of prospective investors, vendors or customers, there could be a material adverse affect on our business or the market price of our common stock.

If our new Chief Executive Officer and the six new members of our board of directors do not effectively transition as our new management of the company following the consummation of this offering, we may not be able to execute our business strategy effectively, which may result in a decline in our stock price.

On September 21, 2010, Aaron Dobrinsky became our Chief Executive Officer and following the consummation of this offering will become a member of our board of directors. Steven Asman is currently our President. Based on Mr. Dobrinsky’s qualifications and experience, we believe that he is better equipped than Mr. Asman to run a large organization that will be a public company. Additionally, following the consummation of this offering, five new directors will be appointed to our board of directors. We believe that, in light of our business and structure and given that we will be a public company, based on the experience, qualifications, attributes and skills of each of these individuals, they will be valuable members of our board of directors. We believe that our new Chief Executive Officer and directors will make a successful transition as our new management, and will quickly become familiar with our operations. However, in the event that they fail to transition effectively, we may not be able to execute our business strategy effectively, and as a result our stock price may decline.

If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected.

Our internal control over financial reporting may have weaknesses and conditions that could require correction or remediation, the disclosure of which may have an adverse impact on the price of our common stock. We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting or disclosure of our public accounting firm’s attestation to or report on management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

Standards for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 are uncertain, and if we fail to comply in a timely manner, our business could be harmed and our stock price could decline.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require annual assessment of our internal controls over financial reporting, and attestation of our assessment by our independent registered public accounting firm. The standards that must be met for management to assess the internal controls over financial reporting as effective are evolving and complex, and require significant documentation, testing, and possible remediation to meet the detailed standards. We expect to incur significant expenses and to devote resources to Section 404 compliance on an ongoing basis. It is difficult for us to predict how long it will take or costly it will be to complete the assessment of the effectiveness of our internal control over financial reporting for each year and to remediate any deficiencies in our internal control over financial reporting. As a result, we may not be able to complete the assessment and remediation process on a timely basis. In addition, the attestation process by our independent registered public accounting firm is new and we may encounter problems or delays in completing the implementation of any requested improvements and receiving an attestation of our assessment by our independent registered public accounting firm. In the event that our Chief Executive Officer, Chief Financial Officer or independent registered public accounting firm determine that our internal control over financial reporting is not effective as defined under Section 404, we cannot predict how regulators will react or how the market prices of our shares will be affected; as such, we believe that there is a risk that investor confidence and share value may be negatively impacted. We estimate the costs of completing the implementation of compliance with Section 404 of the Sarbanes- Oxley Act and the assessment of internal controls at approximately $300,000. We estimate the costs associated with our compliance with Section 404 of the Sarbanes-Oxley Act to be approximately $75,000 per year, and we estimate the costs of audit fees related to the attestation of internal controls to be approximately $140,000 per year.

Regulatory Risks

Federal or state regulators may take actions that materially reduce the amounts we can collect from other carriers.

RNK obtains a substantial portion of its revenue from the fees it is allowed to charge other carriers for sending traffic onto our network. These fees, generally referred to as intercarrier compensation, accounted for approximately 54% of our total revenues in 2009 and 44% of our total revenues for the six month period ending June 30, 2010. Intercarrier compensation usually falls into two categories, access charges for long distance calls and reciprocal compensation for local calls. The Federal Communications Commission, or the FCC, regulates the amount we can charge other carriers for using our network to originate or terminate interstate calls. The FCC is considering rules that could substantially reduce the amount of intercarrier compensation we could assess other carriers. State utility commissions regulate the access charges we can assess other carriers for originating or terminating in-state long distance calls. These intrastate access charges are typically higher than interstate access charges, and in some cases we may charge more for access than our primary incumbent carrier competitors. State commissions may reduce the level of intrastate access charges we can impose to interstate levels or the level of the incumbent carriers. A number of states have already taken such steps and additional states where we provide service, are in the process of considering reducing intrastate access charges. Any of these regulatory actions, if taken, could materially reduce our revenues. For example, in 2009, the Massachusetts Department of Telecommunications and Cable (DTC) ruled that CLEC intrastate access charges should be capped at Verizon’s substantially lower rates unless a CLEC cost justifies a higher rate. CLECs are allowed to cost justify a higher rate by filing a cost study with the DTC. Such a filing would require a full adjudicatory proceeding. At this point, RNK has not determined what rate it could support. As a result of the order, our revenues were partially reduced by approximately $116,561 in June of 2010 with the full impact of the rate reduction occurring in July. Similarly, the New Jersey Board of Public Utilities recently reviewed local exchange carrier access charges, including those charged by CLECs. On February 1, 2010, the New Jersey Board of Public Utilities ordered LECs to decrease intrastate access charges over three years. Further, the Board ordered CLECs to, within 20 days of the date of the order, reduce intrastate access charges to the composite rate charged by the applicable incumbent local exchange carrier. If the order remains unchanged and/or unsuccessful, the initial reduction rate is 54% below the historic rate with further reductions to the final rate forthcoming. Several parties, including Verizon New Jersey, United Telephone Company of New Jersey, Inc. d/b/a Century Link f/d/b/a Embarq and the Joint CLEC parties (including RNK) have appealed the order in New Jersey courts. These appeals are currently pending. These proceedings will have the effect of materially reducing the revenue that RNK receives from intrastate access charges if we are unable to replace the lost revenue. See section entitled “Government Regulation” for a further discussion of intercarrier compensation.

Our inability to secure roaming agreements with wireless carriers may affect our ability to provide “single device” services.

We anticipate offering commercial wireless carriers the ability to “roam” onto the 4G based HFW network within the buildings we operate, initially with respect to the data services provide by those commercial carriers and later with respect to the voice services those providers offer. This will permit those carriers’ customers to transmit and receive data (and later voice) by connecting to the building’s wireless network, instead of the carrier’s network. However, our ability to offer these services to the customers of commercial carriers will depend on our ability to enter into “roaming” agreements with CMRS carriers. We also ultimately plan to offer single devices that will operate voice and data services on our 4G based HFW network while in buildings we cover, and on the networks of other carriers when users leave those buildings. Our ability to have customers use these “single device” services will depend on our ability to secure roaming agreements with other carriers.

The wireless portion of the 4G based HFW network we plan to use operates in the unlicensed frequency band, which means other operators can operate in the same frequency and there is a risk of interference with our wireless signal.

Because we plan to operate our in-building 4G based HFW network in unlicensed spectrum, other devices are allowed to operate in the same frequency band in the same geographic areas in which we will operate. Users of unlicensed spectrum are not entitled to protection from other users of that spectrum. Therefore, use of unlicensed spectrum is inherently subject to interference from third parties. While several precautions have been taken to avoid interference, there is no guarantee that we will not experience interference on the wireless portion of our network. If we do experience interference, it could cause customers to be dissatisfied with our wireless services, resulting in customers cancelling this portion of services or cancelling all of our services. This could greatly impair our ability to retain and or generate new customers in any building that has interference issues.

Regulatory decisions could materially increase our costs of leasing last-mile facilities.

In order to reach our end user customers, we must often lease lines from incumbent carriers, who are also our competitors. The extent to which the incumbent carrier must provide these facilities to us at low rates is dependent on federal and state regulatory actions. To date, we are still able to lease these facilities at low rates in most of our markets. Incumbent carriers are, however, allowed to escape this requirement in discrete geographic areas, typically in major urban centers, where there is substantial competitive deployment of facilities by other carriers. Additionally, incumbent carriers have been employing a statutorily authorized process called regulatory forbearance in an effort to lift these requirements over much larger areas. To the extent that the incumbents are successful in these actions in markets where we operate, our costs of obtaining these facilities could materially increase, adversely affecting our margins.

The FCC is reexamining its policies towards VoIP and telecommunications in general and changes in regulation could subject us to additional fees or increase the competition we face.

Voice over Internet Protocol, or VoIP, can be used to carry user-to-user voice communications over dial-up or broadband service. The FCC has ruled that some VoIP arrangements are not regulated as telecommunications services, but that a conventional telephone service that uses Internet protocol in its backbone is a telecommunications service. The FCC has initiated a proceeding to review the regulatory status of VoIP services and the possible application of various regulatory requirements, including the payment of access charges, which are not required at the present time. Expanded use of VoIP technology could reduce the access revenues received by local exchange carriers like us while carriers dispute our charges during the FCC’s review of the issue. We cannot predict whether or when VoIP providers may be required to pay or be entitled to receive access charges, or the extent to which users will substitute VoIP calls for traditional wireline communications. Furthermore, if, as planned in Phase 2 of our business strategy, we carry wireless carrier originated voice traffic over the 4G based HFW network, this traffic may be considered interconnected VoIP traffic under the FCC’s rules and may be subject to separate regulatory requirements for us and the wireless carriers.

Prepaid calling card services may be subject to additional disclosure requirements and access charge disputes.

One of our lines of business is to provide prepaid calling card services. New prepaid calling card disclosure requirements may be adopted that could increase our cost of doing business. Moreover, the FCC ruled in 2006 that certain prepaid calling card providers are subject to access charges for long distance calls using their cards. Some local exchange companies, incumbent carriers in particular, may claim that we or other prepaid calling card providers have not paid access charges on traffic that should be subject to such charges. These disputes, if resolved against prepaid calling card providers, could materially increase our costs of providing prepaid calling card services.

As a local exchange carrier, we also provide local access services for other prepaid calling card providers. In conjunction with the FCC’s 2006 ruling, the FCC has been asked to clarify which carrier, the local exchange carrier or the prepaid calling card provider, is responsible for paying access charges, if applicable, when local access is used to originate a prepaid calling card call. A ruling regarding which local exchange carrier can charge access charges on such calls or that the local exchange carrier terminating such calls could be liable for access charges on prepaid calling card interexchange calls could impose additional costs on us and adversely impact our revenues.

We are subject to complex and sometimes unpredictable government regulations. If we fail to comply with these regulations, we could incur significant fines and penalties.

As a provider of telecommunications services, we are subject to extensive and frequently changing federal, state and local laws and regulations governing various aspects of our business. In particular, we are subject to Universal Service Fund, Consumer Proprietary Network Information, Communications Assistance With Law Enforcement Act and various reporting requirements. We incur various costs in complying and overseeing compliance with these laws and regulations and new requirements as they become effective.

We are unable to predict what additional federal or state legislation or regulatory initiatives may be enacted in the future regarding our business or the telecommunications industry in general, or what effect such legislation or regulations may have on us. Federal or state governments may impose additional restrictions or adopt interpretations of existing laws that could have a material adverse effect on us. If we fail to comply with any existing or future regulations, restrictions or interpretations, we could incur significant fines and penalties, including, but not limited to, loss of license or suspension of operating authority.

Judicial review and FCC decisions pursuant to the federal Telecommunications Act of 1996 may adversely affect our business.

The Telecommunications Act of 1996 provides for significant changes and increased competition in the telecommunications industry. This federal statute and its related regulations remain subject to judicial review and additional rulemakings of the FCC, thus making it difficult to predict what effect the legislation will have on us, our operations and our competitors. In addition to reviewing intercarrier compensation and access to last mile facilities, the FCC is also examining its universal service policies, including policies with respect to both contribution and disbursement that could have an effect on the amount and timing of our receipt of universal service funds for switching support. Changes in the universal fund could also increase the amount we must contribute to the fund. Further, many FCC telecommunications decisions are subject to substantial judicial review and delay. These delays and related litigation create uncertainty over federal policies and rules, and may affect our business plans, investments and operations.

Our operational support systems and business processes may not be adequate to effectively manage our growth.

Our continued success depends on the scalability of our systems and processes. We cannot be certain that our systems and processes are adequate to support ongoing growth in customers. Failure to manage our future growth effectively could harm our quality of service and customer relationships, which could increase our customer churn, result in higher operating costs, write-offs or other accounting charges, and otherwise materially harm our financial condition and results of operations.

We may not be able to continue to grow our customer base at historic rates, which would result in a decrease in the rate of revenue growth.

Future growth in our existing markets may be more difficult than our growth has been to date due to increased or more effective competition in the future, difficulties in scaling our business systems and processes, or difficulty in maintaining sufficient numbers of qualified market management personnel, sales personnel and qualified integrated access device installation service providers to obtain and support additional customers. Failure to continue to grow our customer base at historic rates would result in a corresponding decrease in the rate of our revenue growth.

We must keep up with rapid technology change and evolving industry standards in order to be successful. Our competitors may be better positioned than we are to adapt to rapid changes in technology, and we could lose customers.

The markets for our services are characterized by rapidly changing technology and evolving industry standards. Our future success will depend, in part, on our ability to effectively identify and implement leading technologies, develop technical expertise and influence and respond to emerging industry standards and other technology changes.

All this must be accomplished in a timely and cost-effective manner. We cannot assure you that we will be successful in effectively identifying or implementing new technologies, developing new services or enhancing our existing services in a timely fashion. Some of our competitors, including the local telephone companies, have a much longer operating history, more experience in making upgrades to their networks and greater financial resources than we do. We cannot assure you that we will obtain access to new technologies as quickly or on the same terms as our competitors, or that we will be able to apply new technologies to our existing networks without incurring significant costs or at all. In addition, responding to demand for new technologies would require us to increase our capital expenditures, which may require additional financing in order to fund. Further, our competitors, in particular the larger incumbent providers, enjoy greater economies of scale in regard to equipment acquisition and vendor relationships. As a result of those factors, we would lose customers and our financial results could be harmed. If we fail to identify and implement new technologies or services, our business, financial condition and results of operations could be materially adversely affected.

Our systems may experience security breaches which could negatively impact our business.

Despite the implementation of network security including firewalls, encryption for the radio frequency signal and user authentication measures, the core of our infrastructure is vulnerable to computer viruses, break-ins and similar disruptive problems. Computer viruses or other problems caused by third parties could lead to significant interruptions or delays in service to customers. We may face liability associated with such breaches and may lose potential customers. While we will attempt to reduce the risk of such losses through warranty disclaimers and liability limitation clauses in our license agreements and by maintaining product liability insurance, there can be no assurances that such measures will be effective in limiting our liability for such damages or avoiding government sanctions.

If we cannot negotiate new (or extensions of existing) interconnection agreements with local telephone companies on acceptable terms, it will be more difficult and costly for us to provide service to our existing customers and to expand our business.

We have agreements for the interconnection of our network with the networks of the local telephone companies covering each market in which we operate. These agreements also provide the framework for service to our customers when other local carriers are involved. We will be required to negotiate new interconnection agreements to enter new markets in the future. In addition, we will need to negotiate extension or replacement agreements as our existing interconnection agreements expire. Most of our interconnection agreements have terms of three years, with automatic renewal terms of at least 30 days until terminated by a party, although the parties may mutually decide to amend the terms of such agreements. Should an agreement be terminated, if we cannot negotiate new favorable interconnection agreements, adopt an existing agreement, renew our existing interconnection agreements on favorable terms or at all, we may invoke binding arbitration by state regulatory agencies. The arbitration process is expensive and time-consuming, and the results of arbitration may be unfavorable to us. If we are unable to obtain favorable interconnection terms, it would harm our existing operations and opportunities to grow our business in our current and new markets.

System disruptions could cause delays or interruptions of our service, which could cause us to lose customers or incur additional expenses.

Our success depends on our ability to provide reliable service. Although we have designed our network service to minimize the possibility of service disruptions or other outages, our service may be disrupted by problems on our system, such as malfunctions in our software or other facilities, overloading of our network and problems with the systems of competitors with which we interconnect, such as physical damage to telephone lines and power surges and outages. Although we have experienced isolated power disruptions and other outages for short time periods, we have not had any system disruptions of a sufficient duration or magnitude that would have a significant impact to our customers or our business. Any significant disruption in our network could cause us to lose customers and incur additional expenses.

Risks Related to Our Common Stock and this Offering

Our stock price is subject to volatility and trends in the communications industry in general, and the market price of our common stock after this offering may drop below the price you pay.

You should consider an investment in our common stock as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Prior to this offering, there was no public market for our stock. We will negotiate and determine the initial public offering price with the representatives of the underwriters based on several factors. This price will likely vary from the market price of our common stock after this offering. Prices for the common stock will be determined in the marketplace and may be influenced by many factors, including variations in our financial results, changes in earnings estimates by industry research analysts, investors’ perceptions of us and general economic, industry and market conditions. Many of these factors are beyond our control. You may be unable to sell your shares of common stock at or above the initial offering price due to fluctuations in the market price of our common stock arising from changes in our operating performance or prospects. In addition, the stock market has recently experienced significant volatility. The volatility of the stock of such companies often does not relate to the operating performance of the companies represented by the stock. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	introduction of technological innovations or new commercial products by us or our competitors;

•	regulatory developments or enforcement in the United States and foreign countries;

•	developments or disputes concerning patents or other proprietary rights;

•	changes in estimates or recommendations by securities analysts, if any covering our common stock;

•	litigation;

•	future sales of our common stock;

•	general market conditions;

•	economic, political and other external factors or other disasters or crises;

•	period-to-period fluctuations in our financial results; and

•	overall fluctuations in U.S. equity markets.

These and other external factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management.

An active, liquid trading market for our common stock may not develop or be sustained after this offering.

There is currently no trading market for our common stock. Although our common stock will be listed on the NYSE Amex, there is no guarantee that an active trading market for our common stock will develop or be sustained after this offering on the NYSE Amex. If a trading market does not develop or is not maintained, you may experience difficulty in reselling your shares, or an inability to sell your shares quickly or at the latest market price.

Investors in this offering will pay a much higher price than the book value of our common stock and therefore you will incur immediate and substantial dilution of your investment.

If you purchase common stock in this offering, you will incur immediate and substantial dilution of $8.44 per share, representing the difference between our pro forma as adjusted net tangible book value per share and the assumed initial public offering price of $4.00 per share, which is the price listed on the cover page of this prospectus. In addition, investors purchasing common stock in this offering will contribute approximately 67% of the total amount invested by stockholders since inception, but will only own approximately 33.5% of the shares of common stock outstanding. In the past, we issued options and warrants to acquire common stock at prices significantly below the assumed initial public offering price. To the extent these outstanding options or warrants are ultimately exercised, you will sustain further dilution.

Insiders will continue to have substantial control over us which could delay or prevent a change in corporate control or result in the entrenchment of management or our board of directors.

After this offering, our directors and executive officers, together with their affiliates and related persons, and stockholders owning more than 10% of our common stock will beneficially own, in the aggregate, approximately 53% of our outstanding common stock. As a result, these stockholders, if acting together, may have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our common stock by:

•	delaying, deferring or preventing a change in control;

•	entrenching our management or our board of directors;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Future sales of common stock by our existing stockholders may cause our stock price to fall.

Sales of substantial numbers of shares of our common stock in the public market following this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline. After this offering, we will have 13,256,064 outstanding shares of common stock (13,922,731 shares if the over-allotment is exercised in full by the underwriter). This includes the 4,444,444 shares (5,111,111 if the over-allotment option is exercised in full) that we are selling in this offering, which may be resold in the public market immediately. After the lock-up agreements pertaining to this offering expire, additional stockholders will be able to sell their shares in the public market, subject to legal restrictions on transfer. As soon as practicable upon completion of this offering, we also intend to file a registration statement covering shares of our common stock issued or reserved for issuance under our stock option plans. Following the expiration of the lock-up agreements, registration of these shares of our common stock would generally permit their sale into the market immediately after the registration statement was declared effective by the SEC. These registration rights of our stockholders could impair our ability to raise capital by depressing the price of our common stock. We may also sell additional shares of common stock in subsequent public offerings, which may adversely affect market prices for our common stock. See “Shares Eligible for Future Sale” for a more detailed description of sales of our common stock that may occur in the future.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Management will retain broad discretion over the use of the net proceeds from this offering. Stockholders may not agree with such uses, and our use of the proceeds may not yield a significant return or any return at all for our stockholders. We intend to use the proceeds from this offering to repay our outstanding related party secured promissory notes with a current rate of 6% per annum, repay a bridge loan from Victory Park, to build our operating infrastructure, and for general and administrative expenses, working capital needs and other general corporate purposes. Because of the number and variability of factors that will determine our use of the proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could have a material adverse effect on our business. For a further description of our intended use of the proceeds of the offering, see “Use of Proceeds.”

Provisions of our charter, bylaws, and Delaware law may make an acquisition of us or a change in our management more difficult.

Certain provisions of our restated certificate of incorporation and restated bylaws that will be in effect upon the completion of this offering could discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. Stockholders who wish to participate in these transactions may not have the opportunity to do so.

Furthermore, these provisions could prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions:

•	allow the authorized number of directors to be changed only by resolution of our board of directors;

•

authorize our board of directors to issue without stockholder approval blank check preferred stock that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by our board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit stockholder action by written consent;

•	establish advance notice requirements for stockholder nominations to our board of directors or for stockholder proposals that can be acted on at stockholder meetings;

•	limit who may call stockholder meetings; and

•

require the approval of the holders of 75% of the outstanding shares of our capital stock entitled to vote in order to amend certain provisions of our restated certificate of incorporation and restated bylaws.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may, unless certain criteria are met, prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a prescribed period of time.

We do not anticipate paying cash dividends, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

We have never declared or paid any cash dividend on our stock and do not currently intend to do so for the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Therefore, the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

INFORMATION CONCERNING ONE OF OUR FOUNDERS, MANAGING DIRECTOR
AND HEAD OF BUSINESS DEVELOPMENT

You may want to consider the history of one of our founders, managing director and head of business development, Andrew E. Bressman, before investing in our company or purchasing our common stock. Immediately prior to the listing of our common stock on the NYSE Amex, Mr. Bressman will no longer be employed by the company. In connection with Mr. Bressman’s separation from the company, we have entered into a separation agreement with Mr. Bressman, which is discussed below.

Past proceedings against Mr. Bressman and others. Prior to joining our company, Mr. Bressman spent five and a half years, from January 1990 until July 1996, working on Wall Street. From January 1990 through August 1992, Mr. Bressman was a registered representative at D.H. Blair & Co., Inc., a registered broker-dealer. In August 1992, Mr. Bressman left D.H. Blair to become a registered representative and president of A.R. Baron & Co., Inc., which was also a registered broker-dealer. In February 1993, Mr. Bressman became a registered principal at A.R. Baron and in September 1993 he began serving as its chief executive officer. Mr. Bressman’s employment with A.R. Baron ended in July 1996 when the company was placed into liquidation pursuant to the Securities Investors Protection Act.

The SEC alleged that, during his association with D.H. Blair and A.R. Baron, Mr. Bressman and others engaged in a scheme to manipulate the market for the common stock of several public companies marketed by D.H. Blair and A.R. Baron and engaged in certain abusive sales practices. In November 1999, Mr. Bressman entered into a consent decree with the SEC which resolved all SEC allegations without Mr. Bressman admitting or denying them. As part of the settlement, Mr. Bressman agreed to the entry of an injunction enjoining him from committing future violations of the U.S. securities laws, including the antifraud provisions set forth in Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. Mr. Bressman also agreed to a permanent bar from associating with any securities broker or dealer. In addition, Mr. Bressman agreed to and paid monetary penalties and disgorgement of profits over a five-year period. Bear Stearns Securities Corp., A.R. Baron’s clearing house, agreed to contribute $30 million to a restitution fund for A.R. Baron’s investors and the Securities Investors Protection Corporation recovered sufficient money to permit it to reimburse the majority of A.R. Baron’s customers for their full out-of-pocket losses.

In December 1997, Mr. Bressman pled guilty to New York State charges of enterprise corruption and grand larceny based on some of the same conduct while employed at A.R. Baron for which he settled with the SEC. Mr. Bressman served 18 months of confinement in a New York State prison for these offenses commencing in November 2003, after which he was released to a work release program for the next 18 months; his term of parole supervision was terminated early.

On July 3, 1996, Mr. Bressman filed a voluntary Chapter 11 petition pursuant to Title 11 of the United States Code in the United States Bankruptcy Court for the District of New Jersey. This case was subsequently converted to a Chapter 7 Bankruptcy case. The case was closed on or after July 24, 2004.

Actions taken or to be taken by our company. Mr. Bressman is one of our original founders and has been one of our key employees since our company’s founding in November 1999 until November 2003 and from June 2005 to date. Mr. Bressman assumed the role of head of business development and was responsible for locating and developing all new strategic opportunities, including the Intellispace and RNK acquisitions. He was responsible for generating business and strategic relationships that took the company from seven employees to an $80 million company with over 170 employees. Mr. Bressman is currently a senior executive officer of our company and serves as our managing director, responsible for overseeing the day-to-day operations and management of the company, and in a business development capacity, is primarily devoted to strategic acquisitions and dealing with technology partners and vendors. Immediately prior to the listing of our common stock on the NYSE Amex, Mr. Bressman will relinquish his position as a senior executive officer and our managing director. Mr. Bressman has never been a director of our company or any of its subsidiaries, has not had power to bind us and has never signed checks or contracts on our behalf.

Immediately prior to the listing of our common stock on the NYSE Amex, Mr. Bressman and the company have agreed that Mr. Bressman will no longer be employed by the company. In connection with Mr. Bressman’s separation from the company, the company and Mr. Bressman have entered into a separation agreement pursuant to which, among other things, the company will make a lump sum payment of $551,250 net of applicable taxes to Mr. Bressman at closing, and an aggregate payment of $198,750 to be paid to Mr. Bressman in 12 equal monthly installments, in consideration for the receipt from Mr. Bressman of a release of the company and for the extension of Mr. Bressman’s non-competition obligations as set forth in the agreement. In addition, Mr. Bressman will be entitled to receive payment of his base salary, certain fringe benefits and coverage under the company’s health and other benefit plans for the remainder of the term of his existing employment agreement.

Mr. Bressman has also agreed to certain limitations on his role with the company and its subsidiaries, or the Group. Mr. Bressman has agreed with us that he will not: (i) become a director, executive officer, or employee of any member of the Group; (ii) be engaged as a consultant to any member of the Group; or (iii) make any public communications about the company or its securities or promote the trading of the company’s securities in any manner. In addition, we have agreed that, while our common stock is listed on NYSE Amex, no immediate family member of Mr. Bressman will serve as an officer or director of our company. Our board of directors will monitor these guidelines to ensure his and our compliance with them.

Finally, Mr. Bressman’s wife and minor children are beneficiaries of trusts which own in the aggregate approximately 18% of our common stock, prior to giving effect to this initial public offering. Mr. Bressman has agreed that neither he, nor any member of his immediate family or their affiliates, either directly or indirectly through the trusts, will purchase any shares of our common stock either from the company or in secondary market transactions. In addition, Mr. Bressman has agreed, on behalf of himself and his affiliates, that while our common stock is listed on NYSE Amex, neither Mr. Bressman nor any of his affiliates will own shares of our common stock outside of certain trusts that currently hold shares of our common stock. The trustees of the trusts have also agreed that the trusts will vote their shares of common stock in accordance with the majority of the votes cast by our stockholders on any matter presented to the stockholders on which such trusts are entitled to vote.

Potential risks. There is a risk that some third parties might not do business with us, that some prospective investors might not purchase our securities or that some customers may be concerned about signing up for service with us as a result of Mr. Bressman’s background. If any of these risks were to be realized among a sizeable number of prospective investors, vendors or customers, there could be a material adverse affect on our business or the market price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, projected expenses, prospects and plans and objectives of management are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	our inability to retire or renegotiate the terms of our outstanding debt;

•	our inability to deploy and maintain our competitive advantages;

•	failure to implement our business strategies;

•	expectations regarding our potential growth;

•	expectations regarding the size of our market;

•	our expectation regarding the future market demand for our services;

•	our financial performance;

•	our inability to achieve sustained profitability;

•	the establishment, development and maintenance of relationships with telecommunications carriers, vendors and customers;

•	our failure to obtain additional financing on acceptable terms, if necessary;

•	our inability to obtain the permits and licenses required to operate in international markets;

•	compliance with applicable laws and regulatory changes;

•	the outcome of the litigation that our wholly-owned subsidiary, RNK, is currently a party to;

•	changes in technology;

•	our inability to attract and retain additionally qualified key personnel and the loss of such key personnel;

•	general economic conditions;

•	the lack of a market for our securities; and

•	our liquidity.

In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we currently expect.

Except as required by law, we assume no obligation to update any forward-looking statements publicly or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

This prospectus contains market data and industry forecasts that were obtained from industry publications. These publications generally indicate that this information has been obtained from sources believed to be reliable but do not guarantee the accuracy or completeness of this information. Although we believe that the reports are reliable, we have not independently verified any of this information.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 4,444,444 shares of our common stock in this offering will be approximately $16.4 million, or approximately $18.8 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $4.00 per share, the price listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions. A $1.00 increase (decrease) in the assumed initial public offering price of $4.00 per share would increase (decrease) the net proceeds to us from this offering by $4.1 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

We intend to use the net proceeds from this offering as follows in order of priority:

Victory Park, estimated payout value on November 15, 2010 (36% per annum interest rate)	$8,122,000
RNK Notes, partial repayment (6% per annum interest rate)	2,000,000
Separation payment to Mr. Bressman	551,250
Additional proceeds to be used as working capital and at management’s discretion	5,682,304

Capital raised	$16,355,554

The principal purposes of this offering are to, net of professional and underwriter fees incurred directly in connection with this offering, repay our senior secured notes of, currently, $8.1 million held by Victory Park, partially repay the holders of the RNK Notes $2 million with a remaining principal and interest of, currently, $9.1 million and to satisfy our obligation to pay $551,250 to Mr. Bressman under his separation agreement. We estimate that we will reserve the remaining proceeds of this offering to fund the first phase of our planned 4G-based HFW network roll-out, general and administrative expenses, capital expenditures, working capital needs, and other general corporate purposes. We may also use a portion of the proceeds for the potential acquisition of, or investment in, other technologies, products, or companies that complement our business, although we have no current understandings, commitments, or agreements to do so.

On October 12, 2007, we issued the RNK Notes in the aggregate original principal amount of $30,666,939, to RNK Holding Company, Wellesley Leasing, LLC and certain of RNK’s employees (including $27,899,026 to RNK Holding Company, an affiliate of Richard Koch, the president of RNK, our wholly-owned subsidiary), as partial consideration in connection with our acquisition of the issued and outstanding common stock of RNK. The RNK Notes originally bore an interest rate of 6% per annum and originally matured on November 10, 2009. The holders of the RNK Notes have agreed to amend the terms of the RNK Notes in conjunction with this offering, with the requirement that $2,000,000 of the RNK Notes will be paid out of the offering proceeds. The outstanding principal balance of the RNK Notes is $9,651,803, as of September 30, 2010, plus accrued interest currently accruing at a rate of 6% per annum. We have entered into several modifications and amendments to the original RNK Notes. In connection with these amendments, we have issued 24,070 warrants at a fair market value of approximately $260,000 which were recorded as debt discount and amortized to interest expense from the date of issuance to the date of maturity.

On September 8, 2009, we entered into a $9,300,000 Senior Secured Financing Agreement with Victory Park Management, LLC, with proceeds used primarily for debt repayment, debt service and professional fees. This facility bears an interest rate of 3% per month and matures on the earlier of (a) May 8, 2010 and (b) the consummation of this offering.

On each of March 22, 2010, April 16, 2010, May 11, 2010, May 21, 2010 and July 1, 2010 each of the lenders and Victory Park Management LLC (“VPC”), as administrative and collateral agent, agreed to forbear from exercising their default-related rights and remedies, including acceleration and foreclosure, against us or the collateral securing our obligations under the Senior Secured Financing Agreement, with respect to the existing events of default for the agreed upon forbearance period, ending on August 16, 2010. As partial consideration for agreeing to forbear, we paid to VPC for the benefit of the lenders, certain forbearance fees. On September 21, 2010, each of the lenders and VPC agreed to continue to forbear from exercising certain of their rights and remedies against us or the collateral securing our obligations under the Senior Secured Financing Agreement, with respect to the existing events of default during the forbearance period, which ends on the earlier of January 4, 2011 and the occurrence of a forbearance default under the forbearance agreement. An event of default under the forbearance agreement includes, but is not limited to, the occurrence of an event of default other than the existing events of default, the failure to comply with any condition or covenant of the forbearance agreement, the breach of any representation or warranty set forth in the forbearance agreement, the breach by any holder of the RNK Notes of certain agreements made pursuant to the forbearance agreement and the taking of certain actions by certain of our subordinated creditors. In consideration thereof, we paid to VPC an aggregate of $623,531, which amount was applied to reduce the principal balance and accrued interest of the loan. Additionally, we agreed to pay to VPC, on the first day of every month commencing October 1, 2010, (i) $350,000, to reduce the principal balance of the loan and (ii) an amount equal to the interest that will accrue on the loan during such month. As conditions to the execution and delivery of the forbearance agreement, the maturity date of the RNK Notes was extended until February 28, 2011, and RNK Holding Company and Wilmington Trust Company and G. Jeff Mennen, the holders of our long-term debt, agreed to convert at least 50% of the aggregate principal balance outstanding under such notes, plus 50% of the accrued interest therein, into shares of common stock at a price per share equal to $20.00. Additionally, as a condition to the execution and delivery of the forbearance agreement, we agreed that Aaron Dobrinsky, our Chief Executive Officer, and Sanford McMurtry, Chief Operating Officer of RNK, will report to Jeff Hyland, who will act as strategic advisor to the company. As strategic advisor, and until the offering is consummated and the VPC loan is repaid, Mr. Hyland will have the authority to direct, manage, perform, control, implement and make all decisions with respect to our financial, operational and managerial affairs, cost restructurings, personnel management, asset management and disposition, accounting function, bank and commercial relationship management, and all other aspects of the business as appropriate, provided that he does not have the authority to dismiss Eric Mann or Andrew Bressman. Notwithstanding the foregoing, Mr. Hyland has not been involved with the preparation or review of any of the information contained in this prospectus, nor has he been involved with any of the company’s efforts to consummate this offering. Upon consummation of the offering and repayment of the VPC loan, Mr. Hyland will no longer have such authority or hold such position.

Immediately prior to the listing of our common stock on the NYSE Amex, Mr. Bressman and the company have agreed that Mr. Bressman will no longer be employed by the company. In connection with Mr. Bressman’s separation from the company, the company and Mr. Bressman will enter into a separation agreement pursuant to which, among other things, the company will make a lump sum payment of $551,250 to Mr. Bressman at closing, and an aggregate payment of $198,750 to be paid to Mr. Bressman in 12 equal monthly installments, in consideration for the receipt from Mr. Bressman of a release of the company and for the extension of Mr. Bressman’s non-competition obligations as set forth in the agreement. In addition, Mr. Bressman will be entitled to receive payment of his base salary, certain fringe benefits and coverage under the company’s health and other benefit plans for the remainder of the term of his existing employment agreement.

As of the date of this prospectus, we cannot predict with certainty all of the other uses for the proceeds from this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our research, development, and commercialization efforts, and our operating costs and expenditures. Accordingly, our management will have significant flexibility in applying the remaining net proceeds of this offering.

Pending use of the proceeds from this offering as described above or otherwise, we intend to invest the net proceeds in short-term interest-bearing, investment grade securities.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business, including potential acquisitions.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2010:

•	on an actual basis; and

•

on a pro forma as adjusted basis to give effect to our sale of 4,444,444 shares of common stock in this offering at an assumed initial public offering price of $4.00 per share, the price listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions whereby pro forma reflects capitalization immediately after the offering and pro forma as adjusted reflects capitalization after the offering and settlement of long-term debt and the partial repayment of related party notes payable, including accrued interest held by former and current employees of RNK.

This table should be read with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of June 30, 2010
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited in thousands)
Cash and cash equivalents (includes restricted $740)	$2,880	$19,236	$7,936

Debt:
Long-term debt	9,300	9,300	—
Related party note payable—Wilmington Trust	39,450	39,450	39,450
Related party note payable, including accrued interest—RNK	21,584	21,584	19,584
Capital leases, including current portions	2,663	2,663	2,663
All other debt	—	—	—

Total debt	72,997	72,997	61,697
Total stockholders’ equity (deficit)	(7,712)	8,644	8,644
Total capitalization	$65,285	$81,641	$70,341

The outstanding share information excludes:

•	656,499 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2010 at a weighted average exercise price of $0.94 per share;

•	386,403 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2010 at a weighted average exercise price of $6.22 per share; and

•	945,017 additional shares reserved for future issuance under our stock plans as of June 30, 2010.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the assumed initial offering price of $4.00 per share of our common stock, which is the price listed on the cover page of this prospectus, and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book value as of June 30, 2010 was $(67.7) million, or ($9.52) per share, based on 7,112,435 shares of common stock outstanding as of June 30, 2010.

After giving effect to the sale by us of 4,444,444 shares of common stock in this offering at an assumed initial public offering price of $4.00 per share and after deducting underwriting discounts and commissions, our increase per share attributable to the offering as of June 30, 2010 would have been approximately $16.4 million, or approximately $5.08 per share. After giving effect to the foregoing, our pro forma net tangible book value at June 30, 2010 would have been approximately $(51.3) million, or $(4.44) per share. This amount represents an immediate increase in pro forma net tangible book value of $5.08 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $8.44 per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution on a per share basis:

		Per Share
Assumed initial public offering price per share		$4.00
Historical net tangible book value per share as of June 30, 2010	($9.52)
Increase per share attributable to this offering	$5.08
Pro forma net tangible book value per share after this offering		$(4.44)
Dilution per share to new investors in this offering		$8.44

A $1.00 increase (decrease) in the assumed initial public offering price of $4.00 per share would increase (decrease) our pro forma as adjusted net tangible book value as of June 30, 2010 by approximately $4.1 million, the pro forma as adjusted net tangible book value per share after this offering by $0.35 and the dilution to new investors in this offering by $0.65 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after this offering would be $(4.00) per share, the increase per share attributable to new investors would be $5.52 per share and the dilution to new investors would be $8.00 per share.

The following table summarizes, as of June 30, 2010, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share that existing stockholders and new investors paid. The calculation below is based on an assumed initial public offering price of $4.00 per share, which is listed on the cover page of this prospectus, and before deducting underwriting discounts and commissions and estimated offering expenses that we must pay.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing Stockholders	7,112,435	61.5%	$8,853,000	34.8%	$1.24
New Investors	4,444,444	38.5%	17,777,776	65.2%	4.00

Total	11,556,879	100.0%	$26,630,776	100.0%	$2.23

A $1.00 increase (decrease) in the assumed initial public offering price of $4.00 per share would increase (decrease) total consideration paid to us by investors participating in this offering by approximately $4.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

Assuming the underwriters’ over-allotment option is exercised in full, sales by us in this offering will reduce the percentage of shares held by existing stockholders to 58% and will increase the number of shares held by new investors to 5,111,111, or 42%.

If all outstanding options under our equity incentive plans were exercised, then our existing stockholders, including the holders of these options, would own 64% and our new investors would own 36%, of the total number of shares of our common stock outstanding upon the closing of this offering. In such event, the total consideration paid by our existing stockholders, including the holders of these options, would be approximately $9.5 million, or 35% of the total consideration paid; new investors would tender $17.8 million, or 65%, the average price per share paid by our existing stockholders would be $1.22 and the average price per share paid by our new investors would be $4.00.

NON-GAAP FINANCIAL MEASURES

We use adjusted EBITDA as a principal indicator of the operating performance of our business as well as the relative performance of our operating segments. EBITDA represents net income before interest, taxes, depreciation and amortization. We define adjusted EBITDA as operating income (loss) before interest, taxes, depreciation and amortization expenses, excluding stock-based compensation expense, write-off of public offering costs, gain recognized on troubled debt restructuring, gain or loss on asset dispositions and other non-operating income or expense. In our presentation of segment financial results, adjusted EBITDA for a segment does not include corporate overhead expense and other centralized operating costs. We believe that adjusted EBITDA trends are a valuable indicator of our operating segments’ relative performance and of whether our operating segments are able to produce operating cash flow to fund working capital needs, to service debt obligations and to fund capital expenditures. Our management uses adjusted EBITDA as a measure of assessing our performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We believe that, with a full understanding of its limitations, adjusted EBITDA provides useful information regarding how our management views our business. In addition, it allows analysts, investors and other interested parties in the telecommunications industry to facilitate company to company comparisons because it eliminates many differences caused by variations in capital structures (affecting interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), as well as non-operating and one-time charges to earnings. As used in this prospectus, however, adjusted EBITDA may not be directly comparable to similarly titled measures reported by other companies due to differences in accounting policies and items excluded or included in the adjustments. Our calculation of adjusted EBITDA is not directly comparable to EBIT (earnings before interest and taxes) or EBITDA. In addition, adjusted EBITDA does not reflect:

•	our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	changes in, or cash requirements for, our working capital needs;

•	our interest expense, or the cash requirements necessary to service interest or principal payments on our debts;

•

any cash requirements for the replacement of assets being depreciated and amortized, which will often have to be replaced in the future, even though depreciation and amortization are non-cash charges; and

•	the fact that other companies in our industry may calculate adjusted EBITDA differently than we do, which limits its usefulness as a comparative measure.

Adjusted EBITDA is not intended to replace operating income, net income and other measures of financial performance reported in accordance with GAAP. Rather, adjusted EBITDA is a measure of operating performance that you may consider in addition to those measures. Because of these limitations, adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using adjusted EBITDA only supplementally.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth our selected historical consolidated financial data as of the dates and for the dates periods indicated. The selected historical consolidated financial data as of and for the years ended December 31, 2006, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of and for the year ended December 31, 2005 have been derived from our unaudited consolidated financial information not included elsewhere in this prospectus. Our historical results are not necessarily indicative of future performance or results of operations. The selected historical consolidated financial data as of for the six months ended June 30, 2010 and June 30, 2009 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements, and in the opinion of our management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for those periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. You should read the information presented below together with “Unaudited Pro Forma Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Operating revenues	$34,813	$39,015	$79,871	$78,455	$35,403	$18,552	$2,677
Operating expenses:
Costs of goods sold (exclusive of depreciation show separately below)	25,725	26,720	51,588	43,205	22,143	11,996	991
Depreciation and amortization	3,382	3,599	6,983	6,658	1,986	1,047	450
Selling, general, and administrative expenses	12,763	9,906	37,925	20,795	14,199	6,958	2,182

Total operating expenses:	41,870	40,225	96,496	70,658	38,328	20,001	3,623

(Losses) income from operations	(7,057)	(1,210)	(16,625)	7,797	(2,925)	(1,449)	(946)
Interest expense, net	5,426	2,819	7,231	7,009	2,306	871	305
Other (expense) income	(14)	(956)	(769)	312	3,496	(131)	—

Net interest expense and other income	5,440	3,775	8,000	6,697	(1,190)	1,002	305
(Loss) income before income taxes	(12,497)	(4,985)	(24,625)	1,100	(1,735)	(2,451)	(1,251)
Provision for income taxes	(3,604)	(282)	(3,089)	2,309	(3,629)	—	—

Net (loss) income	(8,893)	(4,703)	(21,536)	(1,209)	1,894	(2,451)	(1,251)

Diluted EPS	($1.25)	($0.82)	($3.53)	($0.23)	$0.35	($0.46)	($0.27)
Adjusted EBITDA*	(2,469)	2,567	8,071	8,546	1,937	(389)	(496)

	June 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
						(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$2,140	$1,995	$1,598	$1,111	$256	$42
Working capital	(35,515)	(25,794)	(59,561)	(51,064)	(2,239)	536
Total assets	95,293	95,605	90,885	90,430	9,241	3,491
Stockholders’ equity	$(7,712)	$(1,681)	$1,401	$339	$(8,321)	$(3,264)

*

We define Adjusted EBITDA as operating income (loss) before interest, taxes, depreciation and amortization expenses, excluding stock-based compensation expense, write-off of public offering costs, gain recognized on troubled debt restructuring, gain or loss on asset dispositions and other non- operating income or expense. We use Adjusted EBITDA in our business operations to, among other things, evaluate the performance of our business, develop forecasts and measure our performance against those forecasts.

We believe that analysts and investors use Adjusted EBITDA as a supplementary measure to evaluate a company’s overall operating performance. However, Adjusted EBITDA has material limitations as an analytical tool and you should not consider Adjusted EBITDA in isolation, or as a substitute for analysis of our results as reported under GAAP. We believe that, with a full understanding of its limitations, adjusted EBITDA provides useful information regarding how our management views our business. In addition, it allows analysts, investors and other interested parties in the telecommunications industry to facilitate company to company comparisons because it eliminates many differences caused by variations in capital structures (affecting interest expense), taxation, the life-cycle stage and “book basis” depreciation expense of facilities and equipment, as well as non- operating and one-time charges to earnings.

Adjusted EBITDA may not be directly comparable to similarly titled measures reported by other companies due to differences in accounting policies and items excluded or included in the adjustments. Our calculation of Adjusted EBITDA is not directly comparable to EBIT (earnings before interest and taxes) or EBITDA. In addition, Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; changes in, or cash requirements for, our working capital needs; our interest expense, or the cash requirements necessary to service interest or principal payments our outstanding debt; any cash requirements for the replacement of assets being depreciated or amortized, which will often have to be replaced in the future, even though depreciation and amortization are non-cash charges; and the fact that other companies in our industry may calculate adjusted EBITDA differently than we do which limits its usefulness as a comparative measure. Adjusted EBITDA is not intended to replace operating income, net income and other measures of financial performance reported in accordance with GAAP. Rather, Adjusted EBITDA is a measure of operating performance that you may consider in addition to those measures. Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using adjusted EBITDA as a supplementary measure.

Set forth below is a reconciliation of net (loss) income to EBITDA to Adjusted EBITDA for the periods presented.

	Six Months Ended June 30,		Year Ended December 31,
Reconciliation of net (loss) income to EBITDA to Adjusted EBITDA	2010	2009	2009	2008		2007	2006	2005
Net (loss) income	$(8,893)	$(4,703)	$(21,536)	$(1,209)		$1,894	$(2,451)	$(1,251)
Provision for income taxes & minority interest	(3,604)	(282)	(3,089)	2,309		(3,629)	—	—
Other (expense) income	14	956	769	(312)		(3,496)	131	—
Interest expense, net	5,426	2,819	7,231	7,009		2,306	871	305
Depreciation and amortization	3,382	3,599	6,983	6,658		1,986	1,047	450
EBITDA	(3,675)	2,389	(9,642)	14,455		(939)	(402)	(496)
Non-cash compensation	1,206	178	17,713	664		2,876	13	—
Gain on change in estimate for VFX	—	—	—	(6,573	)(1)	—	—	—
Adjusted EBITDA	$(2,469)	$2,567	$8,071	$8,546		$1,937	$(389)	$(496)

(1)	A one-time favorable adjustment recorded pursuant to a rate change for calculating liabilities for virtual foreign exchange

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion together with “Selected consolidated financial and operating data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those we currently anticipate as a result of many important factors, including the factors we describe under “Risk factors,” “Cautionary notice regarding forward-looking statements” and elsewhere in this prospectus.

Overview and Recent Developments

We were founded in 1999 and incorporated in the State of Delaware as Wave2Wave Communications, Inc. We provide communication services to small to mid-sized businesses in the northeast and midwest United States with a complete package of integrated products that includes wired and wireless broadband Internet access services, Voice over Internet Protocol, or VoIP, data, email hosting, point-to point connections, managed network services, collocation, virtual private networks, or VPNs, and web hosting. Through our wholly-owned subsidiary RNK Inc., d/b/a RNK Communications, or RNK, a competitive local exchange carrier (“CLEC”), which allows us to offer innovative and differentiated voice offerings, we provide wholesale services, offering a range of voice and data “carrier class products” to other communications companies and to larger-scale purchasers of network capacity. Specifically, we offer domestic and international terminations, domestic origination with local access, long distance services, collocation, “800” toll free origination, conference calling capabilities and prepaid calling services.

We are currently in the process of installing our fourth generation, or 4G, based Hybrid Fiber-Wireless, or HFW, in-building network. We focus on selling to customers in multi-tenant office buildings (in-building) and to remote locations (stand-alone buildings). We currently have approximately 425 active Building Service Agreements, or BSAs, with building owners throughout New York, New Jersey, Illinois (Chicago), Connecticut and Pennsylvania (Philadelphia). Under these BSAs, we either pay the building owners monthly rent or a revenue share to allow us to sell throughout their buildings. The term of these BSAs are typically five to ten years in length, with automatic renewals.

On January 1, 2006, we acquired certain assets of Intellispace, expanding our footprint to nine states in the northeast United States. Intellispace provided a range of wired-based services to businesses via a fiber network.

On October 12, 2007, we acquired RNK Inc., d/b/a RNK Communications, providing us with the experience and capabilities of a fully regulated telephone company. Through this acquisition, we obtained a fully redundant telecommunications network and state-of-the-art switching facilities serving an expansive footprint.

With the acquisition of RNK and our January 2006 acquisition of the assets of Intellispace, Inc., we significantly expanded our suite of product offerings and service footprint making us a global full service communications provider.

For the years ended December 31, 2009, 2008 and 2007, we experienced operating losses of approximately $21.5 million, $1.2 million and net earnings of $1.9 million, respectively. For the six months ended June 30, 2010, we experienced operating losses of approximately $8.9 million. As of June 30, 2010, we had an accumulated deficit of approximately $43.0 million. The net losses over the past several years primarily reflect material non-cash charges such as stock compensation, amortization expenses as well as interest expense which had cash and non-cash components.

We have consummated two business combinations since 2007 (Intellispace and RNK), both of which were funded with debt. We have outstanding debt obligations of approximately $68.0 million, with a weighted average interest rate of 12%. Additionally, as a result of acquiring two service businesses, we have acquired material intangible assets which have resulted in material amortization, which will continue over the next several years. Over the past three years, we have generated significant operating losses driven primarily by stock compensation expense of $21.2 million, depreciation and amortization expense of $15.6 million and net interest expense of $16.5 million. For the six month period ended June 30, 2010 we recorded stock compensation, depreciation and amortization, and interest expense of approximately $0.9 million, $3.4 million and $5.5 million, respectively. For the six month period ended June 30, 2009, we recorded stock compensation, depreciation and amortization, and interest expense of approximately $0.2 million, $3.6 million and $2.8 million, respectively.

Our net losses are primarily the result of our efforts to grow the business through acquisitions, which were primarily funded by debt, resulting in significant amortization and interest expense charges. We have also had to modify our debt obligations numerous times and have had to issue derivative securities such as warrants and options to purchase shares of our common stock. These issuances are recorded as debt discount and amortized to interest expense and have been material as well.

We intend to use approximately $10.1 million of the proceeds of our proposed offering to partially retire our most expensive debt that carries a weighted average interest rate of 20%. There is no assurance that we will not continue to generate losses. In addition, we are seeking to “go public.” This process and the ongoing costs of being a public company will drive our selling, general and administrative expenses higher on an absolute and relative basis.

We expect that our strategic relationships with Motorola,® Inc. (“Motorola”) and Winncom Technologies Holding Limited (“Winncom”) will, in conjunction with other partners and technology vendors, enable us to rapidly deploy our HFW networks in our commercial buildings in anticipation of supporting 4G services. We intend to source equipment, services, expertise and experience from Motorola and will work with Winncom for design and implementation efforts. However, in the event that we are unable to enter into an agreement with Motorola® in the near term or at all, our planned deployment of 4G based HFW networks in multi-tenant buildings will be delayed until we enter into such agreement with Motorola® or enter into a relationship with a different third party integration partner and technology vendor.

Following the completion of this offering, in combination with our strategic partners and technology vendors, we believe that we will be well positioned to launch next generation HFW networks in anticipation of supporting 4G wired and wireless broadband services. This will enable us to support in- building carrier-grade broadband wired and wireless services, including high speed Internet access, cell phone services, VoIP, HDTV applications, two-way multi-session, multi-party video conferencing and more. We believe that we will be one of the first companies in the United States to focus on deploying in-building HFW networks in commercial buildings.

Our management is committed to rolling out its first 4G based HFW network in the United States and expanding these services into hundreds of our buildings with which we currently have BSAs over the next several years. With throughput speeds of up to 1 GBit per second, we expect our network will be able to support the delivery of very high bandwidth products such as high-definition video, high quality voice, symmetrical data download services, multi-user video conferencing, WiFi, and HDTV. We refer to this roll-out and implementation as Phase 1.

Phase 2 involves our entering into roaming and interconnection agreements with wireless and wired carriers, allowing their wireless customers to roam onto our network when they enter one of our buildings equipped with a 4G based network. This would allow these wireless carriers to off load their traffic from their networks which are in need of additional capacity. In addition, to lessening traffic on wireless carriers’ networks, this would allow for targeted advertising and marketing opportunities to consumers within a specific area. Once wireless carriers are able to use our network, we expect this to be a significant generator of revenue as carriers “roam” onto the 4G based HFW network within the buildings we operate.

We intend to use the net proceeds of this offering, less payment of fees and the retirement of all debt as described in our “Use Of Proceeds” section of this prospectus for the rollout of our 4G based HFW network. Currently, management estimates that a building, averaging 250,000 square feet, can be upgraded, or lit, to a 4G based HFW network that will support 4G services in 90 to 120 days at an estimated cost of approximately $1.10 per square foot per building. Installation costs include all equipment and related labor, which would be depreciated over a composite useful life of five years. We believe that this estimate is accurate given the information available at this time; but we cannot assure you that the cost to implement per square foot will not increase going forward.

Our deployment of 4G based HFW networks may not be completely successful due to any number of reasons. We may be unable to secure roaming agreements with wireless carriers for our Phase 2 activities which would make it extremely difficult for us to implement our business plan. In addition, we may be unable to implement the technology successfully or find that the technology is not “as advertised”. Further we may find that the cost of implementation exceeds the breakeven point of costs versus projected revenue or that potential subscribers are unwilling to pay the projected rates.

Our management expects that implementation of HFW networks in buildings will be rolled out in approximately ninety to one hundred twenty days with an approximate all-in installation cost of $1.10 per square foot per building. We currently have 425 buildings under existing service agreements, many of which have agreed, in principle, to be up-sold services associated with a HFW network. Installation costs will be capitalized and depreciated over an estimate composite useful life of approximately five years. We are estimating a payback period of approximately three years on invested capital per building.

Current Business and Planned Expanded Offerings

As a broadband internet service provider, or ISP, and a CLEC (through our wholly-owned subsidiary RNK), we currently derive the majority of our revenue from providing network, carrier and subscriber services, as well as prepaid calling card fees. During the past year, we have begun to sell VoIP services to our retail customers and are in the process of planning the marketing of this service to our existing customer base and new subscribers.

Sources of Revenues

Our revenues can be split into wholesale (the CLEC-based business) and retail (Broadband services). For the six months ended June 30, 2010 and 2009, revenue from two customers totaled 13% and 28% of our operating revenues, respectively. The concentration of these revenues for the six months ended June 30, 2010 and 2009 were distributed as follows:

Customer	2010	2009
Verizon	13%	20%
T-Mobile	0%	8%

Total	13%	28%

CLEC Revenues (Wholesale)

Access. Approximately 44% of our revenues for the six months ended June 30, 2010 were carrier access charges (including reciprocal compensation) billed pursuant to various interconnection agreements and state and federal tariffs, which are generated by RNK, our wholly-owned subsidiary and a certified CLEC. We provide local access numbers, switching, and transport to major customers that have large volumes of inbound traffic. Each time we complete a call from a non-subscriber line to a subscriber line, we bill the originating carrier at the appropriate rate, based the jurisdiction of the call.

Carrier. We provide, on a wholesale basis, a variety of carrier services, including international termination utilizing third-party international carriers as vendors, collocation services, domestic toll-free and local origination, and point to point circuits. Carrier services allow other carriers to send and receive traffic utilizing our switching and operations centers, points of presence, and vendor network. We believe that international and local termination fees are a growth area for our business and expect revenue growth and stable margins in our carrier revenues.

Prepaid. We offer our own prepaid products sold through convenience stores and national chain stores.

Although our CLEC business currently provides the bulk of our revenues, the competitive landscape of this particular business is undergoing change. We expect margins and revenues to decline in the foreseeable future due to increased rate regulation and less favorable traffic exchange agreement terms.

ISP Revenues (Retail)

Subscriber. Subscriber revenues are primarily derived from billing end user customers for data services. Currently, our data services include wired and to a lesser degree, fixed wireless broadband Internet access services, VoIP, email hosting, point-to point connections, managed network services, collocation, VPNs, and web hosting. Our broadband Internet access services currently provide the bulk of subscriber revenues, though recent reporting periods have shown a favorable shift towards higher margin services such as VoIP and SIP trunking, while also seeing revenues increase in the overall category.

We seek to expand our subscriber offerings to include higher margin services including, but not limited to 4G wireless connectivity, video, and video conferencing. In addition, we continue to focus on “up selling” our existing customer base to expand and/or switch to higher margin services that we currently offer such as VoIP. We are also increasing our focus to in-building sales, which tend to be more cost effective and generate higher margins as compared to remote sales. As subscriber revenues in general command higher margins and have better growth prospects, we will continue to attempt to increase subscriber revenues through more aggressive sales deployment, targeted marketing and potential joint ventures.

The two categories of our revenues are in different phases of the service life cycle, requiring different levels of investment and focus, and providing different contributions to the results of operations. We believe that growth in revenue from our broadband ISP business is critical to our long-term success. At the same time, we believe we must continue to effectively manage the positive cash flows and results of our CLEC business by maintaining cost controls, focusing on execution and vigorously monitoring the increasingly unfavorable regulatory environment.

Planned Expanded Offerings

In addition, we continue to expand our services offered by focusing on development of revenue streams that will leverage our existing CLEC infrastructure. Some of our current and potential product/service offerings include, but are not limited to:

NOC Services. Network Operations Centers (“NOCs”) are the locations from which we control/manage/monitor our telecommunications network. Our NOC facilities and personnel represent a significant ongoing investment that we maintain in order to continue to provide world-class service to our customers and other carriers. Opportunities exist generate significantly more collocation revenue, i.e. “co-locating” external carriers’ equipment within our NOC and providing additional service including network security, maintenance, emergency service as well as standard cooling and physical security.

MyTempNumber®. As people continue to rely more on mobile phones than landlines, the privacy of an individual’s mobile telephone number has become a major concern. Social networking sites have seen exponential growth and the consumer is concerned about safety and privacy. In 2008, we launched the MyTempNumber® service. MyTempNumber® gives users the ability to add an additional temporary phone number which forwards to their current mobile telephone. This temporary number allows users to have increased privacy and security while participating in social networking sites, signing up for dating sites, or placing classified ads. Currently this product is available on the iPhone® App Store® and can be downloaded through Apple® iTunes® and iPhone and iPod touch® devices. MyTempNumber® is also available in the Nokia® OVI® store and can be downloaded on Series 60 3rd edition and 5th edition smart phones. We’ve also made MyTempNumber® available to wholesale customers who may bundle this service in with mobile applications for resale to their end users. This application has had some success in winning subscribers, without a significant targeted marketing/advertising effort.

SMS DIDs (Simple Messaging Service through Direct Inward Dialing). We have completed an agreement with an SMS provider that enables us to pair our DIDs with the provider’s SMS messaging services. We are currently reselling these services primarily to mobile solutions providers in a standalone or bundled fashion (the latter incorporating other in-house developed applications, such as MyTempNumber®).

The product and service offerings which are not, at the moment, operational but are, rather, aspirational are 4G wireless connectivity and video.

Factors Impacting Our Operating Results

We believe that our business and operating results will be affected by the following factors:

Increase minute volume on our network. We must continue to increase the minute volume on our network at acceptable prices in order to realize our targets for anticipated revenue growth, cash flow, operating efficiencies and the cost benefits of our network. If we do not maintain or improve our current relationships with existing customers, vendors and suppliers and leverage the infrastructure in place, we may not be able to sustain acceptable margins, which would adversely affect our ability to become and/or remain profitable.

Develop effective business support systems. Our business depends on our ability to continue to develop effective business support systems. In certain cases, the development of these business support systems is required to realize our anticipated benefits from our acquisitions. This is a complicated undertaking requiring significant resources and expertise and support from third-party vendors.

Successful integration of acquired businesses. Our financial condition and growth depends upon the successful integration of our acquired or to be acquired businesses. Achieving the anticipated benefits of acquisitions that we have completed starting in January 2006 will depend in part upon whether we can continue to integrate our businesses in an efficient and effective manner.

General economic conditions and our ability to obtain financing or restructure our debt. We have historically relied on outside financing to fund our operations, capital expenditures and expansion. However, we may require additional capital from equity or debt financing in the future to fund our operations, or respond to competitive pressures or strategic opportunities. We may not be able to secure additional financing on favorable terms, or at all. The terms of additional financing may place limits on our financial and operating flexibility. The tightening credit markets have made available and attractively termed financing difficult to secure. We have approximately $68 million in debt and have, in the past, required extensions or been served with default notices. If we are unable to generate the requisite cash flows to stay out of default and service our debt adequately, it could have a material adverse effect on our results of operations, financial position and cash flows from operations. In addition, the tightening of the capital markets may make it impossible for us to obtain debt or equity financing to refinance our existing debt on attractive terms, or at all.

Dependence on a limited number of suppliers. Our CLEC business currently leases its transport capacity from a limited number of suppliers and is dependent upon the availability of transmission facilities owned by such suppliers. We are vulnerable to the risk of renewing favorable supplier contracts and timeliness of the supplier in processing our orders for customers, and are at risk related to regulation and regulatory developments that govern the rates to be charged to us and, in some instances, whether certain facilities are required to be made available to us. We have one major supplier, Verizon, that accounted for 21% and 21% of our costs of services for the six months ended June 30, 2010 and 2009, respectively. We have no other major supplier that accounts for more than 10% of ours costs of services.

Revenue Classifications

Access. Approximately 44% of our revenues are carrier access charges (including reciprocal compensation) billed pursuant to various interconnection agreements and state and federal tariffs, which are generated by RNK, our wholly-owned subsidiary and a certified CLEC. We provide local access numbers, switching, and transport to major prepaid calling card providers, conference call service providers, and other entities that have large volumes of inbound traffic. Each time we complete a call from a non- subscriber line to a subscriber line, we bill the originating carrier at the appropriate rate, based on geographical jurisdiction. Although our CLEC business currently provides a large portion of our revenues, the competitive landscape of this particular business is undergoing significant change. We expect margins and revenues to decline in the foreseeable future due to increased rate regulation and less favorable traffic exchange agreement terms.

Carrier. We provide, on a wholesale basis, a variety of carrier services, including international termination utilizing third-party international carriers as vendors, collocation services, domestic toll-free and local origination, and point to point circuits. Carrier services allow other carriers to send and receive traffic utilizing our switching and operations centers, points of presence, and vendor network. We believe that international and local termination fees are a growth area for our business and expect revenue growth and stable margins in our carrier revenues.

Subscriber. Subscriber revenues are primarily derived from billing end user customers for data services. Currently, our data services include wired and wireless broadband Internet access services, VoIP, data, email hosting, point-to point connections, managed network services, collocation, VPNs, and web hosting. Our broadband Internet access services currently provide the bulk of subscriber revenues. We seek to expand our subscriber offerings to include higher margin services including, but not limited to, 4G wireless connectivity, video, and video conferencing. In addition, we continue to focus on “up selling” our existing customer base to expand and/or switch to higher margin services that we currently offer such a VoIP and wireless Internet access.

Prepaid. In addition to providing services to major prepaid calling card providers, we also offer our own prepaid products sold through convenience stores and national chain stores.

Cost of Revenues Classifications

Network Usage. Network usage costs are direct variable per minute costs associated with terminating to or originating from third party networks for which we are the billed party.

Network Facilities. Network facilities costs are step-variable costs associated with leased circuits, collocation, bandwidth, and other components that connect our multiple switching sites to one another and to customers and vendors. These costs are typically monthly recurring amounts without a usage component.

Revenue Share. Revenue share costs represent two main items: the portion of access revenues shared with large customers to incentivize growth in traffic and amounts that represent the portion of subscriber revenues shared with building management companies for tenant access.

Salaries and Benefits. Direct salaries and benefits associated with production, including network engineering, provisioning, commissions and customer service are included in costs of goods sold. All other salaries and benefits are included in selling, general and administrative expenses.

Telecom Taxes and Fees. We collect and remit end-user telecom taxes and fees, including 911, state excise and sales taxes including Universal Service Funds, which are funds collected by the FCC used to support telecommunications services in rural and high cost areas and other rural programs, Telecommunications Relay Service fees (fully subsidized telephone services for hearing and speech disabled users) and other contributions and regulatory assessments.

Operating Expenses Classifications

Selling, General and Administrative Expenses. Our selling, general and administrative expenses include compensation, commissions, selling and marketing, customer service, billing, corporate administration, engineering personnel and other personnel costs. We have typically maintained our selling, general and administrative expenses, excluding stock based compensation, as a percentage of revenues in the range between 20%-30%. However, there can be no assurance that we will be able to maintain this percentage given the additional costs that we will incur as a public company. As a public company, we will bear the expense of items including but not limited to: additional attestation costs related to quarterly reviews, quarterly reports, annual reports, proxy statements, and other SEC filings, as well as other costs related to compliance.

Interest Expense. Interest expenses consists of all material expenses that are recorded directly in connection with our various debt arrangements. These arrangements include: letters and lines of credit, term loans, related party notes, loan guarantees, bridge loans, short-term financing as well as routine bank services fees and finance charges. We incur additional interest cost as we have entered into multiple modifications of various loans and financing arrangements. In the course of seeking more favorable terms and/or extensions, we have issued additional consideration in the form of warrants to purchase shares of our common stock to induce creditors to enter into these amendments and modifications. These warrants issued in connection with debt modifications are recorded as additional debt discount and amortized to interest expense from the inception of the applicable amendment or modification until the maturity date (which may have been changed pursuant to an amendment) of the applicable financing arrangement.

Other Income. Other income consists of various non-recurring items that can vary in materiality with respect to their impact on our results of operations. Our largest other income item to date was a management fee that we charged to RNK during the year-to-date period ended October 12, 2007, the date of acquisition of RNK. This fee was settled as a positive purchase price adjustment for us. Otherwise, other income consists of miscellaneous credits or expenses that are not part of our routine operations.

Critical Accounting Policies and Use of Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, contingent liabilities, and revenues and expenses during the reporting periods. We evaluate our estimates on an ongoing basis based on historical experience and other assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The policies discussed below are considered by our management to be critical because they are not only important to the portrayal of our financial condition and results of operations but also because application and interpretation of these policies require both judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates. See the notes to our consolidated financial statements for a summary of our significant accounting policies.

Revenue Recognition

We are a CLEC (through our wholly-owned subsidiary RNK), and a broadband Internet Service Provider. As such, we derive revenue from sales of our network, carrier, subscriber services, and prepaid calling card fees. We derive the majority of our revenue from monthly recurring fees and usage- based fees that are generated principally by sales of our network, carrier and subscription services.

Monthly recurring fees include the fees paid by our network and carrier services customers for lines in service and additional features on those lines. We primarily bill monthly recurring fees in advance, and recognize the fees in the period in which the service is provided.

Usage-based fees consist of fees paid by our network and carrier services customers for each call made, and fees paid by outside carriers when our switching facilities provide a connection between the outside carrier and the end user, i.e. “reciprocal compensation.” In addition, access fees are paid by outside carriers for long distance calls we originate or terminate for those outside carriers. These fees are billed in arrears and recognized in the period in which the service is provided.

Subscriber fees include monthly recurring fees paid by our end-user subscribers for lines in service, additional features on those lines, and usage-based per-call and per-minute fees. Subscriber fees also consist of provision of access to data, wireless, and VoIP services. These fees are billed in advance for monthly recurring items and in arrears for usage-based items, and revenues are recognized in the period in which service is provided.

Prepaid calling card fees are billed in advance based on the retail face value of the calling card, net of wholesale discounts, if applicable. Revenue is recognized as the card is used and service is provided to the end user.

Termination revenue is recognized when a customer discontinues service prior to the end of the contract period, for which we had previously received consideration. Termination revenue is also recognized when customers are required to make termination penalty payments to us to settle contractually committed purchase amounts that the customer no longer expects to meet or when a customer and we renegotiate a contract under which we are no longer obligated to provide services for consideration previously received.

We recognize revenue in accordance with GAAP, specifically ASC 605 “Revenue Recognition,” which requires satisfaction of the following four basic criteria before revenue can be recognized:

•	there is persuasive evidence that an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the fee is fixed and determinable; and

•	collectability is reasonably assured.

We base our determination of the third and fourth criteria above on our judgment regarding the fixed nature of the fee we have charged for the services rendered and products delivered, and the prospects that those fees will be collected. If changes in conditions should cause us to determine that these criteria likely will not be met for some future transactions, revenue recognized for any reporting period could be materially adversely affected. Our management continually reviews and evaluates the collectability of revenues. For further information please see “Accounts Receivable and Allowance for Doubtful Accounts.”

Our management makes estimates of future customer credits and settlements, due to various disputes on pricing and other terms of the contracts, through the analysis of historical trends and known events. Provisions for customer credits and settlements are recorded as a reduction of revenue when incurred. Since any revenue allowances are recorded as an offset to revenue, any future increases or decreases in the allowances will positively or negatively affect revenue by the same amount.

As described in further detail in the “Revenue Recognition” subsection, our management makes estimates of future customer credits and settlements, due to various disputes on pricing and other terms of the contracts, through the analysis of historical trends and known events. Provisions for customer credits and settlements are recorded as a reduction of revenue when incurred. Since any revenue allowances are recorded as an offset to revenue, any future increases or decreases in the allowances will positively or negatively affect revenue by the same amount. Our wholly-owned subsidiary, RNK Communications, Inc. or RNK, recognized revenue with three customers and simultaneously reserved 80% of the amount of revenue recognized in accordance with the method described above. During the six months ended June 30, 2010, RNK increased its reserve allowance for the customers mentioned above from 80% to 100% which resulted in a reduction of revenue of approximately $920,000 in the six months ended June 30, 2010.

Accounts Receivable and Allowance for Doubtful Accounts

We extend credit to certain customers, based upon credit evaluations, in the normal course of business, primarily with 30-60 day terms. Our reserve requirements are based on the best facts available to us and are reevaluated and adjusted as additional information is received. Our reserves are also based on amounts determined by using percentages applied to certain aged receivable categories. These percentages are determined by a variety of factors including, but not limited to, current economic trends, historical payment and bad debt write-off experience. Accounts are written off when they are deemed uncollectible. In some cases, we require deposits from our customers.

Our valuation allowance for uncollectible accounts receivable is designed to account for the expense associated with accounts receivable that we estimate will not be collected. We assess the adequacy of this allowance by evaluating general factors, such as the length of time individual receivables are past due, historical collection experience, and changes in the credit-worthiness of our customers. We assesses the ability of specific customers to meet their financial obligations to us and establish specific allowances based on the amount we expect to collect from these customers. If circumstances relating to specific customers change or economic conditions change such that our past collections experience and assessment of the economic environment are no longer appropriate, our estimate of the recoverability of our trade receivables could be impacted.

Impairment of Long-lived Assets

In accordance with the ASC 360 “Property, Plant, and Equipment” (the “PP&E Topic”), long-lived assets are periodically evaluated for potential impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In the event that periodic assessments reflect that the carrying amount of the asset exceeds the sum of the undiscounted cash flows (excluding interest) that are expected to result from the use and eventual disposition of the asset, we would recognize an impairment loss to the extent the carrying amount exceeded the fair value of the property. We estimate the fair value using available market information or other industry valuation techniques such as present value calculations. No impairment losses were recognized for the years ended December 31, 2009, 2008 and 2007.

We recognize goodwill and other non-amortizing intangible assets in accordance with the requirements of ASC 350 “Intangibles—Goodwill and Other” (the “Topic”). Under this Topic, goodwill is recorded at its carrying value and is tested for impairment at least annually or more frequently if impairment indicators exist, at a level of reporting referred to as a reporting unit. We recognize goodwill in accordance with the requirements of the Topic and test the carrying value for impairment during the fourth quarter of each year. The goodwill impairment analysis is a two-step process. The first step used to identify potential impairment involves comparing each reporting unit’s estimated fair value to its carrying value, including goodwill. To estimate the fair value of its reporting units, we use a discounted cash flow model and market comparable data. Significant judgment is required by management in developing the assumptions for the discounted cash flow model. These assumptions include cash flow projections utilizing revenue growth rates, profit margin percentages, discount rates and market/economic conditions. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered to not be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. The second step of the process involves the calculation of an implied fair value of goodwill for each reporting unit for which step one indicated a potential impairment. The implied fair value of goodwill is determined by measuring the excess of the estimated fair value of the reporting unit as calculated in step one, over the estimated fair values of the individual assets, liabilities and identified intangibles. No impairment losses were recognized for the years ended December 31, 2009, 2008 and 2007.

For the years ended December 31, 2009, 2008, and 2007, we determined that the one reporting unit identified for purposes of goodwill impairment had a fair value that was substantially in excess of carrying value.

Goodwill and Other Identified Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets of businesses acquired. We test goodwill for impairment annually and whenever events or circumstances make it more likely than not that the fair value of a reporting unit has fallen below its carrying amount, such as a significant adverse change in the business climate. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which we estimate using a discounted cash flow method. When available and as appropriate, we use comparative market multiples to corroborate discounted cash flow results. In applying this methodology, we rely on a number of factors, including actual operating results, future business plans, economic projections and market data.

Stock-Based Compensation

From time to time, we award employees of our company with equity awards pursuant to our equity incentive plans. These awards and their related cost are recognized over the period during which an employee is required to provide service in exchange for the award in accordance with ASC 718-10 “Stock Compensation” which we adopted effective January 1, 2006 under the modified prospective transition method.

Under ASC 718-10, stock based compensation cost will be recognized over the period during which an employee is required to provide service in exchange for the award. ASC 718-10 also requires an entity to calculate the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to adoption of ASC 718-10 (the “APIC pool”). We have evaluated our APIC pool and have determined that it was immaterial as of January 1, 2006. ASC 718-10 also amends ASC 230 “Cash Flows”, to require that excess tax benefits that had been reflected as operating cash flows be reflected as financing cash flows.

We also issue equity based instruments as non-employee compensation and as issuances related to various outstanding debt arrangements. These awards are measured at fair value in accordance with ASC 718-10 but recognized over different periods in accordance with ASC 505-50 “Equity—Equity- Based Payments to Non-Employees.”

The fair value of the common stock for the stock options granted during the years ended December 31, 2009, 2008, 2007 and 2006 were originally estimated by the board of directors, with input from management. We did not obtain contemporaneous valuations or an unrelated third-party specialist because, at the time of the issuances of stock options during this period, our efforts were focused on running the operations of the business and the financial and managerial resources for doing so were limited. In September of 2009 we engaged, for the first time, an independent third-party valuation specialist to assist us in measuring the fair value of our stock issued as compensation —on a retrospective basis for some stock issuances and contemporaneously for other stock issuances. This third-party specialist was engaged to value, retrospectively, our common stock at December 31 of 2008, 2007 and 2006.

The 2008, 2007, and 2006 valuations were completed retrospectively and we believe that these valuations fall within “Level 2” of the fair value hierarchy. We believe that the December 31, 2009 valuations also fall within “Level 2” of the hierarchy.

No stock options were granted during the six months ended June 30, 2010.

Determining the fair value of our common stock requires making complex and subjective judgments. The approaches used to value our common stock included (i) discounted cash flow (DCF), (ii) guideline public company market approach and (iii) the guideline transaction (M&A) market approach. The DCF approach uses our estimates of revenue, driven by market growth rates and market participant expectations; and estimated costs as well as appropriate discount rates. These estimates are consistent with the plans and estimates that we use to manage our business. There is inherent uncertainty in making these estimates.

The independent, third-party valuations used the income and market approaches to estimate our enterprise value at each of the dates listed above. The income approach involves applying appropriate discount rates to estimated cash flows that are based on forecasts of revenue and costs. Our revenue forecasts are based on expected annual growth rates that were derived from our historical revenue growth, our internal forecasts and from market participant data. We also considered estimates of market growth published by certain independent market research organizations. In the income approach, we projected that our revenue would increase due to (i) the growth of our Intellispace business, (ii) the acquisition of RNK, (iii) expansion of our telephony services, and (iv) an increase in our market share. We also estimated that our costs would grow.

There is inherent uncertainty in these estimates. The assumptions underlying the estimates are consistent with our business plan. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates. If different discount rates had been used, the valuations would have been different. The estimates used in the income approach varied with each valuation date due to the changes in our business operations resulting from our RNK acquisition and due to changes in market participant data and changes within the telecommunications industry and the economy.

The valuation specialist also utilized the market approach by utilizing the guideline public company method and the guideline transaction method. These methods use direct comparisons to other enterprises and their equity securities to estimate the fair value of the common shares of privately issued securities and are described further below.

The market approach references actual transactions in the equity of the enterprise being valued or transactions in similar enterprises that are traded in the public markets. Third-party transactions in the equity of an enterprise generally represent the best estimate of fair market value if they are done at arm’s length. In using transactions from similar enterprises, there are two primary methods. The first, often referred to as the Guideline Transactions Method, involves determining valuation multiples from sales of enterprises with similar financial and operating characteristics and applying those multiples to the subject enterprise. The second, often referred to as the Guideline Public Company Method, involves identifying and selecting publicly traded enterprises with financial and operating characteristics similar to the enterprise being valued. Once publicly traded enterprises are identified, valuation multiples can be derived, adjusted for comparability, and then applied to the subject enterprise to estimate the value of its equity or invested capital.

As part of the Guideline Public Company Method, public companies were selected that were reasonably comparable to our company, and the valuation indications from these comparable companies’ market capitalization were analyzed. Based upon research of the relevant industry and management insights with respect to our competitors, the population of possible guideline companies was analyzed and those that were selected were considered to be the most comparable to us in terms of business operations, size, stage of development, prospects for growth, and risk. From the analysis of the guideline public companies, the value of invested capital and value of equity were calculated for each guideline company. Those metrics were then used to calculate various valuation multiples.

Some or all of these multiples were then applied to our results of operations, including operating revenues, EBITDA, EBIT and adjusted EBITDA (a non-GAAP measure for which reconciliations from GAAP measures are provided). In cases where we did not have positive results for EBITDA or EBIT, the analysis relied on projected results.

There is inherent uncertainty in making estimates of value by utilizing the Guideline Public Company Method. If different guideline public companies were chosen in the analysis, the valuation using this method would have been different. The guideline public companies used in each estimate varied with each valuation date due to the changes in our operations related to our RNK acquisition of 2007 and other changes to our enterprise and changes in the industry. These different choices in guideline public companies resulted in different multiples and different values. The relative size and growth of our company and the guideline public companies may render valuation multiples more or less useful, and the multiples may or may not require adjustment. Smaller companies generally have lower pricing multiples than larger ones. When comparing companies, higher growth rates tend to increase value. The analysis did include adjustments for size and growth and these adjustments did require making complex and subjective judgments. If different size and growth adjustments were made in the analysis or if no size and growth adjustments were made, the valuations using this method would have been different.

As part of the Guideline Transactions Method, an analysis was completed where reference was made to recent transactions in the marketplace for which there was relevant financial data available, and which could be considered reasonably comparable to us. In order to identify relevant market transactions that were reasonably comparable to us, the analysis entailed searching several databases and having multiple internal discussions. This analysis and search resulted in the selection of a number of specific transactions where the acquired company appeared to be somewhat comparable to us in terms of business operations, size, stage of development, prospects for growth, and risk. Valuation multiples were calculated for each of the transactions and then applied to our operating results and other financial metrics.

There is inherent uncertainty in making estimates of value by utilizing the Guideline Transaction Method. If different transactions were chosen in the analysis, the valuation using this method would have been different. The transactions used in each estimate varied with each valuation date due to the changes in the operations whether due to significant acquisitions, other changes to our enterprise, and the date of valuation. These different choices in transactions resulted in different multiples and different values. We are a unique company, and a guideline transaction of a precisely similar enterprise in the marketplace was not observable, which may render this method less reliable than another method as a result.

Enterprise value of the entire company, or enterprise, was determined as a weighted average of valuations derived from the following valuation approaches: 1) income approach, specifically discounted cash flows (“DCF”) and 2) market approaches.

DCF applies a discount rate to projected/estimated cash flows of the enterprise based on forecasts of revenues and costs. These forecasts incorporate management’s estimates and assumptions as well as available market participant data. Application of different discount rates or growth assumptions with respect to revenues and costs can result in materially different estimates of enterprise value.

When applying market approaches, we estimated enterprise value by using the “Guideline Public Company Method” (“Guideline Method”) and the “Merger and Acquisition Method” (“M&A Method”) The Guideline Method estimates valuation based on analysis of public companies that are similar to us and then applies pricing multiples on GAAP measures such as revenues, EBIT, EBITDA, other measures and/or some combination thereof to determine an estimated enterprise value. The M&A method uses a similar pricing multiple based approached but derives its “comparables” from recently effected merger/business combination transactions between business entities that are similar to us. Every enterprise is unique and often times application of these methods results in comparing companies that are similar but, of course, not identical.

We generated different enterprise values based on the DCF, Guideline and M&A methods. It then weighted each valuation based on management’s judgment as to which approach had more or less utility with respect to valuation of our enterprise and its underlying businesses. Accordingly, we weighted the enterprise value determined by our application of the DCF method heavier than the valuations derived with the market-based approaches when determining overall enterprise value.

The enterprise value was then allocated to our capital structure using the probability weighted expected return method. Under this method, the value of an enterprise’s common stock is estimated based upon an analysis of future values for the company assuming various possible future liquidity events: IPO, strategic sale or merger, dissolution, and private enterprise (no liquidity event).

The following table presents selected information about options granted in 2009 by grant date:

Grant Month	Shares Underlying Options Granted (#)	Exercise Price per Share ($)	Common Stock Fair Value per Share for Financial Reporting Purpose at Grant Date ($)	Intrinsic Value per share ($)
May-09	6,250	$0.08	$17.04	$16.96
Nov-09	428,028	1.44	30.40	28.96

	434,278	$1.42	$30.21	$28.79

The following table presents selected information about the intrinsic value of options outstanding, vested and unvested, as of June 30, 2010, based on the price of the offering, or $4.00 per share:

Shares Underlying Options Granted (#)	Exercise Price per Share ($)	Intrinsic Value per share ($)	Total Intrinsic Value ($)
231,002	$0.08	$3.92	$905,528
375	0.80	3.20	1,200
11,462	0.24	3.76	43,097
413,660	1.44	2.56	1,058,970

656,499	$0.94	$3.06	$2,008,795

Fair Value Measurements

ASC 820 “Fair Value Measurements and Disclosures”, (the “Fair Value Topic”) requires disclosure of fair value of financial instruments, whether or not recognized on the face of the balance sheet, for which it is practical to estimate that value. The Fair Value Topic defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at the end of each year based on available market information and judgments about the financial instrument, such as estimates of timing and amount of expected future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time our entire holdings of a particular financial instrument, nor do they consider that tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

The Fair Value Topic establishes a framework for measuring fair value in generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value as follows:

Level 1—defined as observable inputs such as quoted prices in active markets;

Level 2—inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs); and

Level 3—unobservable inputs that reflect our determination of assumptions that market participants would use in pricing the asset or liability. These inputs are developed based on the best information available, including the Company’s own data.

We adopted the Fair Value Topic as of January 1, 2008 as it applies to financial instruments.

Income Taxes

Our annual tax rate is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties under ASC 740-10-25-5 “Income Taxes—Overall—Recognition—Basis Recognition Threshold” (the “Tax Position Topic”). We review our tax positions annually and adjust the balances as new information becomes available. Our income tax rate is significantly affected by the tax rates throughout the multiple state jurisdictions with which we have established nexus.

Differences between the financial statement and tax bases of assets and liabilities, together with net operating loss carry forwards and tax credits are recorded as deferred tax assets or liabilities on the consolidated balance sheets. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income inherently rely heavily on estimates. We use our historical experience and our short and long-range business forecasts to provide insight. To the extent we do not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established.

A valuation allowance is provided when it is considered more likely than not that deferred tax assets will not be realized. Due to our state tax filing position, we have provided a valuation allowance for a portion of the state tax deferred tax assets at December 31, 2009 and 2008. Due to the October 12, 2007 acquisition of RNK, we had released the federal valuation allowance on the deferred tax assets of approximately $4.0 million dollars as of December 31, 2007.

In forming this assessment, we considered the weight of available positive evidence, particularly that which was the most objectively verifiable, including the cumulative profits in recent years of RNK. The acquisition of this profitable business entity provided a source of taxable income that has triggered the realization of our federal deferred tax assets. This has been demonstrated by our ability in recent years to begin utilizing the net operating loss carryforwards generated by us. Although we incurred a consolidated pre-tax loss of $24.6 million for 2009, the taxable loss was only $4 million. A significant portion of the loss, approximately $17.7 million, was attributable to stock based compensation related to the executive employment agreements entered into prior to our proposed offering. For the six months ended June 30, 2010, we generated a taxable loss of approximately $12.5 million. Based on the prior two years average of consolidated taxable income of approximately $2.2 million, we would utilize its net operating losses over five years based on historical trends.

In addition, management forecasts that with current business growth and future business strategies, our projected earnings will be sufficient enough to recover losses generated by us before they begin to expire. One of the key drivers to these projections is the anticipated revenue growth from the deployment of our 4G HFW in-building networks as well as continued growth in our subscriber revenue streams. A moderate, 3–5% increase in revenues, inclusive of a slight shift from the lower margin carrier and legacy subscriber businesses to provision of 4G based networking technologies would assure the ability to fully realize the existing NOLs. If we returned to 2008 or 2007 levels of taxable income, which management believes is more likely than not, we would still be able to generate sufficient taxable income to fully utilize existing NOLs estimated within five to seven years. Accordingly, management concluded that a valuation allowance against our federal deferred tax assets was no longer necessary.

Management forecasts that, based on historical trends, our future earnings will be sufficient enough to recover the losses generated by us before they begin to expire. Accordingly, management concluded that a valuation allowance against our federal deferred tax assets was no longer necessary.

At December 31, 2009 and 2008, we had federal net operating loss carryforwards of approximately $11.2 million and $7.0 million, respectively which begin to expire in 2022. At December 31, 2009 and 2008 we had state net operating loss carryforwards of approximately $33.0 million and $22.4 million, respectively, which begin to expire in 2019.

In 2007, we adopted the Tax Position Topic. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with ASC 740, “Income Taxes.” The Tax Position topic details how companies should recognize, measure, present and disclose uncertain tax positions that have or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the taxing authorities’ full knowledge of the position and all relevant facts.

Business Combinations

We account for the purchase of a business pursuant to ASC 805 “Business Combinations” by allocating the purchase price to the assets acquired and the liabilities assumed in the transaction at their respective estimated fair values. The most difficult estimations of individual fair values are those involving long-lived assets, such as property and equipment and intangible assets. We use available information to make these fair value determinations such as estimated fair values using quoted market prices, when available, or using present values determined at appropriate current interest rates. When necessary we engage independent valuation specialists to assist in the fair value determination of the acquired long-lived assets. Because of the inherent subjectivity associated with estimating the fair value of long-lived assets, we believe that the recording of assets and liabilities acquired in conjunction with the acquisition of a business is a critical accounting policy. Consideration not in the form of cash is measured based upon the fair value of the consideration given.

Results of Operations

Within this “Results of Operations” section, we disclose results of operations on both an “as reported” and a “pro forma” basis. The reported results are not necessarily representative of our ongoing operations as RNK’s results are included only for the period of time after the October 12, 2007 closing date of the acquisition of RNK. Prior to that date, the reported results reflect only the results of Wave2Wave prior to the acquisition of RNK. Therefore, to facilitate an understanding of our trends and on-going performance, we have presented pro forma results in addition to the reported results. The pro forma results include the RNK operations for 2007 and 2006, as adjusted for certain pro forma purchase accounting adjustments and other non-recurring charges, and give effect to the transactions as though the closing had occurred as of January 1, 2007. A comparison of the RNK results of operations for 2007 and 2006 as a standalone entity follows the pro forma results within this “Results of Operations” section. Finally, a reconciliation of pro forma amounts to reported amounts has been included under the heading “Pro Forma Reconciliation.”

As Reported Results—Six months ended June 30, 2010 compared to six months ended
June 30, 2009

	Six Months Ended June 30,				2010 vs 2009
	2010	% of Net revenues	2009	% of Net revenues	$ Change	% Change
Operating revenues	34,813	100.0%	39,015	100.0%	(4,202)	-10.8%
Operating expenses:
Costs of goods sold (exluding depreciation shown separately below)	25,725	73.9%	26,720	68.5%	(995)	-3.7%
Depreciation and amortization	3,382	9.7%	3,599	9.2%	(217)	-6.0%
Selling, general, and administrative expenses	12,763	36.7%	9,906	25.4%	2,857	28.8%

Total operating expenses	41,870	120.3%	40,225	103.1%	1,645	4.1%

Income (loss) from operations	(7,057)	-20.3%	(1,210)	-3.1%	(5,847)
Interest expense	5,426	15.6%	2,819	7.2%	2,607	92.5%
Other (expense) income	(14)	0.0%	(956)	-2.5%	942

Net interest expense and other income	5,440	15.6%	3,775	9.7%	1,665	44.1%
(Loss) income before income taxes	(12,497)	-35.9%	(4,985)	-12.8%	(7,512)
Provision for income taxes	(3,604)	-10.4%	(282)	-0.7%	(3,322)

Net (loss) income	(8,893)	-25.5%	(4,703)	-12.1%	(4,190)

Adjusted EBITDA	$(2,469)		$2,567

Revenue. Our revenues decreased $4.2 million, or 10.8%, to $34.8 million for the six months ended June 30, 2010 from $39.0 million for the six months ended June 30, 2009 due primarily to the loss of revenues from a major customer that terminated their contract with us, although we are trying to negotiate a new, less favorable contract, and the deterioration in our access revenues driven by lower per-minute rates.

In previous periods our wholly-owned subsidiary, RNK, a CLEC, charged higher per minute rates to originating carriers through its reciprocal compensation agreements and state and federal tariffs (Access revenues) than it has been able to obtain in more recent periods. The majority of the rate reductions have been related to wireless and intrastate long-distance calling.

Costs Of Goods Sold. Our costs of goods sold decreased $1.0 million, or 3.7%, to $25.7 million for the six months ended June 30, 2010 from $26.7 million for the six months ended June 30, 2009 due primarily to the reduction in sales, partially offset by the fact that we continued to incur costs of services to certain non-paying carriers that terminate traffic to our network. The most significant was the customer that terminated their contract, but continued to pass traffic as we re-negotiate their contract.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased $0.2 million, or 6.0%, to $3.4 million for the six months ended June 30, 2010 from $3.6 million for the six months ended June 30, 2009 primarily due to lower capital expenditures. Depreciation and amortization are recorded on a straight-line basis.

Selling, General, and Administrative Expenses. Our selling, general and administrative expenses increased $2.9 million, or 28.8%, to $12.8 million for the six months ended June 30, 2010 from $9.9 million for the six months ended June 30, 2009 primarily due to higher compensation, stock-based compensation, outside commissions and external professional fees associated with increased professional audit fees and higher legal fees associated with the ongoing Verizon litigation. We expect selling, general and administrative costs to increase on a relative and absolute basis going forward, partially due to the ongoing recurring costs associated with being a public company.

Interest Expense. Interest expense increased $2.6 million or 92.5% for the six months ended June 30, 2010 from $2.8 million for the six months ended June 30, 2009 due primarily to a higher effective interest rate on a weighted average basis of our debt obligation as well as the amortization of discount due to several debt modifications and modifications to extend maturities. We expect interest expense to decrease significantly as we expect to retire debt with a principal carrying value of approximately $29 million with a weighted average interest rate of as of June 30, 2010 of 19.8%.

Other Income. Other expense decreased $0.9 million, to $14,000 for the six months ended June 30, 2010 from $1.0 million for the six months ended June 30, 2009. The decrease in other expense was driven primarily by a write-off of approximately $1.0 million in debt discount during the six months ended June 30, 2009 related to the extinguishment of the underlying debt.

Income Taxes. Income tax benefit increased to $3.6 million for the six months ended June 30, 2010 from an income tax benefit of $0.3 million for six months ended June 30, 2009 due primarily to higher taxable losses.

As Reported Results—Year ended December 31, 2009 compared to year ended December 31, 2008

	Year Ended December 31,				2009 vs 2008
	2009	% of Net revenues	2008	% of Net revenues	$ Change	% Change
Operating revenues	79,871	100.0%	78,455	100.0%	1,416	1.8%
Operating expenses:
Costs of goods sold (exclusive of depreciation shown separately below)	51,588	64.6%	43,205	55.1%	8,383	19.4%
Depreciation and amortization	6,983	8.7%	6,658	8.5%	325	4.9%
Selling, general, and administrative expenses	37,925	47.5%	20,795	26.5%	17,130	82.4%

Total operating expenses	96,496	120.8%	70,658	90.1%	25,838	36.6%

Income (loss) from operations	(16,625)	-20.8%	7,797	9.9%	(24,422)	-313.2%
Interest expense, net	7,231	9.1%	7,009	8.9%	222	3.2%
Other income (expense)	(769)	-1.0%	312	0.4%	(1,081)	-346.5%

Net interest expense and other income	8,000	10.0%	6,697	8.5%	1,303	19.5%
(Loss) income before income taxes	(24,625)	-30.8%	1,100	1.4%	(25,725)	-2,338.6%
Provision for income taxes	(3,089)	-3.9%	2,309	2.9%	(5,398)	-233.8%

Net (loss) income	(21,536)	-27.0%	(1,209)	-1.5%	(20,327)

Adjusted EBITDA	$8,071		$8,546

Revenue. Our revenues increased $1.4 million or 1.8% to $79.9 million for the year ended December 31, 2009, from $78.5 million for the year end December 31, 2008, due primarily to a modest increase in subscriber revenue and higher minute volume, partially offset by lower per-minute rates. In 2009, in accordance with GAAP, we also recorded against revenue an adverse settlement with a customer over disputed prior period revenues/billings. This settlement of approximately $3.0 million is non-recurring in nature. Subscriber revenues increased moderately, although our revenue mix shifted favorably away from lower margin broadband services to higher margin VoIP and in-building services and other revenues typically related to activation.

In previous periods our wholly-owned subsidiary, RNK, a CLEC, charged higher per minute rates to originating carriers through its reciprocal compensation agreements and state and federal tariffs (access revenues) than it has been able to obtain in more recent periods. The majority of the rate reductions have been related to wireless and intrastate long-distance calling. Excluding the effect of the non-recurring charge of $3.0 million noted above, we believe that revenues and gross margins related to the access revenues of the CLEC business will continue to decline for the foreseeable future. We had several favorable adjustments during 2008 that were non-recurring in nature and presented margins that were unsustainable. We believe that our 2009 results of operations (normalized for the impact of the $3.0 million charge to revenues) presents an unsustainable view of our margins going for our CLEC business. We expect margins and revenues to decline in the foreseeable future due to increased rate regulation and less favorable traffic exchange agreement terms.

Costs Of Goods Sold. Our costs of goods sold increased $8.4 million, or 19.4%, to $51.6 million for the year ended December 31, 2009, from $43.2 million for the year ended December 31, 2008, due primarily to a favorable non-recurring adjustment to our results in fiscal year 2008 in accrued expenses related to our VFX liability, which increased 2008 gross margins above previous levels. In 2009, we continued to incur costs of services to certain non-paying carriers that terminate traffic to our network. We are unable to disconnect these carriers due to the prevailing public policy concerns related to the ubiquity of the national telephone network. Such considerations, as detailed by the FCC, substantially prevent common carriers from blocking communications between telephone customers as a result of intercarrier billing disputes between two carriers. Carriers that resort to

“self-help” and block traffic as a result of payment disputes do so at their own risk and may face regulatory sanctions and legal action.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $0.3 million, or 4.9%, to $7.0 million for the year ended December 31, 2009, from $6.7 million for the year ended December 31, 2008, due primarily to the amortization of loan closing costs offset partially by lower intangibles amortization. Depreciation and amortization consists mainly of depreciation of fixed assets and amortization of definite lived intangibles that were recognized pursuant to the acquisitions of Intellispace and RNK in 2006 and 2007, respectively. We amortize these intangibles over their estimated useful life and test for impairment on annual basis. We record depreciation and amortization of all definite lived assets on a straight-line basis

Selling, General, and Administrative Expenses. Our selling, general and administrative expenses increased $17.1 million to $37.9 million or 82.4% for the year ended December 31, 2009, from $20.8 million for the year ended December 31, 2008, due primarily to $17.7 million for stock-based compensation expense as well as increases in professional fees. Stock-based compensation expense was driven primarily by accelerated vests on various grants. We expect stock-based compensation expense to decrease considerably going forward.

We believe, with the exception of stock-based compensation, that selling, general and administrative expenses will increase on an absolute and relative basis due to our increased size after the successful consummation of the offering and an increase in costs due to being a public company. We also expect to incur material non-recurring costs with respect to post-acquisition integration and the direct expensing of substantially all professional fees related to the offering.

On an ongoing basis, we expect to incur costs associated with being a public company including, but not limited to, implementation and maintenance of Section 404 of the Sarbanes-Oxley Act of 2002, directors and officers insurance, the cost of Securities and Exchange Commission filings including Forms 10-K, 10-Q, 8-K, proxy statements and others as well investor relations, annual meetings of shareholders, listing and other exchange related fees, board of directors compensation and potentially higher headcount.

With respect to compliance with Section 404 of the Sarbanes-Oxley Act (“SOX 404”), we estimate the costs of the assessment of internal controls and implementation and remediation of internal controls thereof at approximately $300,000. We estimate ongoing maintenance, improvement, documentation and testing of our internal controls through the use of internal resources and external consultants to be approximately $75,000 on per annum. Ongoing integrated audit fees specifically related to attestation of internal controls we estimate to be roughly $140,000 on annual basis. There can be no guarantee that the cost of implementing and maintain compliance with SOX 404 will not be materially higher.

We estimate that the incremental burden of costs associated with being a public company and that of company traded on a national exchange to be on average approximately $1.9 million per annum. There can be no guarantee that the cost will not be materially higher.

Interest Expense. Interest expense increased $0.3 million or 3.2% for the year end December 31, 2009, from $7.0 million for the year end December 31, 2008, primarily due to a higher effective interest rate on a weighted average basis of our debt obligations, high debt discount amortization which were partially offset by the recognition of a deferred gain on a favorable debt modification with respect to our notes held by the former owners of RNK, our wholly-owned subsidiary. We expect interest expense to decrease significantly as we expect to retire debt with a principal carrying value of $29 million with a weighted average interest rate of 20%.

Other Income. Other income decreased $1.1 million to a loss of $ 0.8 million for the year ended December 31, 2009 from the year ended December 31, 2008. The decrease was driven primarily by a loss on extinguishment of debt whereupon we wrote down $1.1 million of debt discount upon the assignment of $38.7 million of notes payable by us from one creditor, Greystone, to another, the Wilmington Trust Company and G. Jeff Mennen, a related party.

Income Taxes. Income tax benefit of $3.1 million increased $5.4 million for the year ended December 31, 2009, from an income tax expense of $2.3 million for the year ended December 31,

2008. The income tax benefit resulted from the recognition of deferred tax assets related to the acquisition of RNK offset against our net operating losses carried forward. This benefit was non-recurring in nature.

As Reported Results—Year ended December 31, 2008 compared to year ended December 31, 2007

	Year Ended December 31,				2008 vs 2007
	2008	% of Net revenues	2007	% of Net revenues	$ Change	% Change
Operating revenues	78,455	100.0%	35,403	100.0%	43,052	121.6%
Operating expenses:
Costs of goods sold (exclusive of depreciation shown separately below)	43,205	55.1%	22,143	62.5%	21,062	95.1%
Depreciation and amortization	6,658	8.5%	1,986	5.6%	4,672	235.2%
Selling, general, and administrative expenses	20,795	26.5%	14,199	40.1%	6,596	46.5%

Total operating expenses	70,658	90.1%	38,328	45.7%	32,330	84.4%

Income (loss) from operations	7,797	9.9%	(2,925)	54.3%	10,722	(366.6)%
Interest expense	7,009	8.9%	2,306	6.5%	4,703	203.9%
Other (expense) income	312	0.4%	3,496	9.9%	(3,184)	-91.1%

Net interest expense and other income	6,697	8.5%	(1,190)	-3.4%	7,887
(Loss) income before income taxes	1,100	1.4%	(1,735)	57.6%	2,835	(163.4)%
Provision for income taxes	2,309	2.9%	(3,629)	-10.3%	5,938

Net (loss) income	(1,209)	-1.5%	1,894	67.9%	(3,103)	(163.8)%

Adjusted EBITDA	$8,546		$1,937

Revenue. Our revenues increased $43.1 million, or 121.6%, to $78.5 million for the year ended December 31, 2008 from $35.4 million for the year ended December 31, 2007 due primarily to the full year effect of the acquisition of RNK and to a lesser degree, stronger overall subscriber revenue associated with higher broadband and VoIP sales. This increase was partially offset by lower fixed wireless activity.

Costs Of Goods Sold. Our costs of goods sold increased $21.1 million, or 95.1%, to $43.2 million for the year ended December 31, 2008 from $22.1 million for the year ended December 31, 2007 due primarily to the acquisition of RNK. We recorded favorable adjustments in 2008 related to VFX which were non-recurring in nature and temporarily increased our gross margins. These margins will moderate to lower and more sustainable levels going forward. Excluding the effect of non-recurring adjustments related to VFX, gross margins would have been 36.6% compared to 37.5% with respect to the same period in 2007. Subscriber revenue related costs of services were more favorable compared to the prior period as revenues shifted to a more favorable mix of services with respect to higher margins.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $4.7 million, or 235.2%, to $6.7 million for the year ended December 31, 2008 from $2.0 million for the year ended December 31, 2007 primarily due to the full year effect of the acquisition of RNK and the related increased base of depreciable assets. Depreciation and amortization are recorded on a straight-line basis.

Selling, General, and Administrative Expenses. Our selling, general and administrative expense increased $6.6 million, or 46.5%, to $20.8 million for the year ended December 31, 2008 from $14.2 million for the year ended December 31, 2007 primarily due to the full year effect of the acquisition of RNK. We continue to optimize post-acquisition integration with respect to controlling professional fees, eliminating redundancies with respect to headcount, and note that our selling, general and administrative expense for 2008 is a lower, but not necessarily more sustainable percentage of gross revenues than from the same period in 2007.

Interest Expense. Interest expense increased 203.9% to approximately $7.0 million for the year ended December 31, 2008 compared to the same period ended 2007. The increase in interest expense was due primarily to a full year of debt service on new borrowings made in connection with the purchase of RNK on October 12, 2007.

Other Income. Other income decreased $3.2 million, or 91.1%, to $0.3 million for the year ended December 31, 2008 from $3.5 million for the year ended December 31, 2007. The decrease in other income was due to the non-recurring nature of a one-time management fee that we charged to RNK pre-acquisition. This management fee was realized as a favorable purchase price adjustment upon consummation of the acquisition on October 12, 2007.

Income Taxes. Income tax expense increased to $2.3 million for the year ended December 31, 2008 from an income tax benefit of $3.6 million for the year ended December 31, 2007. The benefit from 2007 resulted from recognition of a deferred tax asset upon acquiring RNK related to our net operating losses carried forward. This benefit was non-recurring in nature.

As Reported Results—Year ended December 31, 2007 compared to year ended December 31, 2006

	Year Ended December 31,				2007 vs 2006
	2007	% of Net revenues	2006	% of Net revenues	$ Change	% Change
Operating revenues	35,403	100.0%	18,552	100.0%	16,851	90.8%
Operating expenses:
Costs of goods sold (exclusive of depreciation shown separately below)	22,143	62.5%	11,996	64.7%	10,147	84.6%
Depreciation and amortization	1,986	5.6%	1,047	5.6%	939	89.7%
Selling, general, and administrative expenses	14,199	40.1%	6,958	37.5%	7,241	104.1%

Total operating expenses	38,328	108.3%	20,001	107.8%	18,327	91.6%

Income (loss) from operations	(2,925)	-8.3%	(1,449)	-7.8%	(1,476)
Interest expense	2,306	6.5%	871	4.7%	1,435	164.8%
Other income (expense)	3,496	9.9%	(131)	-0.7%	3,627

Net interest expense and other income	(1,190)	-3.4%	1,002	5.4%	(2,192)	-218.8%
(Loss) income before income taxes	(1,735)	-4.9%	(2,451)	-13.2%	716
Provision for income taxes	(3,629)	-10.3%	—	0.0%	(3,629)

Net (loss) income	1,894	5.3%	(2,451)	-13.2%	4,345

Adjusted EBITDA	$1,937		$(389)

Revenue. Our revenues increased $16.8 million, or 90.8%, to $35.4 million for the year ended December 31, 2007 from $18.6 million for the year ended December 31, 2006 due primarily to the acquisition of RNK and to growth in access and subscriber revenues.

Costs Of Goods Sold. Our costs of goods sold increased $10.1 million, or 84.6%, to $22.1 million for the year ended December 31, 2007 from $12.0 million for the year ended December 31, 2006 due primarily to the acquisition of RNK which was effective October 12, 2007. The cost of services to provide subscription services increased as a percentage of sales but was more than offset by the higher margin CLEC results generated by RNK acquired on October 12, 2007.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $1 million, or 89.7%, to $2.0 million for the year ended December 31, 2007 from $1.0 million for the year ended December 31, 2006 primarily due to the effect of recording depreciation for RNK, amortization expense related to definite lived intangibles acquired pursuant to the acquisition of

RNK which were partially offset by lower depreciation expense recorded due to our lower capital expenditures. Depreciation and amortization are recorded on a straight-line basis.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased $7.2 million, or 104.1%, to $14.2 million for the year ended December 31, 2007 from $7.0 million for the year ended December 31, 2006 due to the acquisition of RNK and higher compensation and professional fees primarily associated with the acquisition of RNK.

Interest Expense. Interest expense increased 164.8% to $2.3 million for the year ended December 31, 2007 from $0.9 million for the year ended December 31, 2006 as a result of increased debt related to the acquisition of RNK, higher capital lease obligations and debt discount amortization related to equity issuances made in connection with new debt issued by us.

Other Expense (Income). Other income increased to $3.6 million for the year ended December 31, 2007 from an expense of $0.1 million for the year ended December 31, 2006 due to management fees assessed to RNK pre-acquisition. These management fees were non-recurring in nature and were settled through a favorable purchase price adjustment upon acquisition of RNK.

Income Taxes. Income benefit increased to $3.6 million for the year ended December 31, 2007 from $-0- for the year ended December 31, 2006. The increase in income tax benefit resulted from the recognition of deferred tax assets related to the acquisition of RNK offset against our operating losses carried forward. This benefit was non-recurring in nature.

Pro Forma Results—Year ended December 31, 2008 compared to year ended December 31, 2007 (as adjusted)

The unaudited pro forma combined statements of operations that follows is presented for informational purposes only and is not intended to represent or be indicative of the combined results of operations that would have been reported had the acquisition of RNK been completed as of January 1, 2007 and should not be taken as representative of the future consolidated results of operations of our company.

The following unaudited pro forma combined statements of operations for the year ended December 31, 2007 were prepared using (1) the audited consolidated financial statements of Wave2Wave for the year ended December 31, 2007 and (2) the audited consolidated financial statements of RNK for the year-to-date period ended October 12, 2007. The unaudited pro forma combined statements of operations should be read in conjunction with these separate historical financial statements and accompanying notes thereto. A reconciliation of pro forma amounts to reported amounts has been included under the heading “Pro Forma Reconciliation.”

	Year Ended December 31,				2008 vs 2007
	2008	% of Net revenues	2007	% of Net revenues	$ Change	% Change
			(unaudited)
Operating revenues	78,455	100.0%	78,638	100.0%	(183)	-0.2%
Operating expenses:
Costs of goods sold (exclusive of depreciation shown separately below)	43,205	55.1%	50,295	64.0%	(7,090)	-14.1%
Depreciation and amortization	6,658	8.5%	4,560	5.8%	2,098	46.0%
Selling, general, and administrative expenses	20,795	26.5%	22,494	28.6%	(1,699)	-7.6%

Total operating expenses:	70,658	90.1%	77,349	98.4%	(6,691)	-8.7%

Income (loss) from operations	7,797	9.9%	1,289	1.6%	6,508	504.9%
Interest expense	(7,009)	8.9%	(6,683)	8.5%	326	4.9%
Other (expense) income	312	0.4%	3,482	4.4%	(3,170)	-91.0%

Net interest expense and other income	(6,697)	8.5%	(3,201)	(4.1)%	3,496	109.2%
(Loss) income before income taxes	1,100	1.4%	(1,912)	-2.4%	3,012
Provision for income taxes	(2,309)	2.9%	3,458	4.4%	5,767

Net (loss) income	(1,209)	-1.5%	1,546	2.0%	(2,755)	-178.2%

Adjusted EBITDA	$8,546		$8,725

Revenue. Our revenues decreased $0.2 million, or 0.2%, to $78.4 million for the year ended December 31, 2008 from $78.6 million for the year ended December 31, 2007 due to a decrease in access revenues primarily driven by lower per-minute rates mostly offset by higher minutes volume. Subscriber revenues were mostly flat, though subscriber revenues saw a shift to a more favorable mix of services, specifically, higher in-building activity and VoIP.

Costs Of Goods Sold. Costs of goods sold decreased $7.1 million, or 14.1%, to $43.2 million for the year ended December 31, 2008 from $50.3 million for the year ended December 31, 2007 due to minute volume increases and lower costs of services as a percentage within the subscriber revenue stream. In addition, in 2008 we recorded a favorable non-recurring adjustment with respect to Virtual Foreign Exchange (“VFX”) traffic on the CLEC side of our business. The favorable VFX adjustment lowered the overall costs of services but is primarily related to our access revenues. These favorable adjustments and increased network economies of scale resulted in a gross margin of 45% which we do not feel is sustainable due to the non-recurring nature of such adjustments.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $2.1 million, or 46%, to $6.7 million for the year ended December 31, 2008 from $4.6 million for the year ended December 31, 2007 primarily reflecting revised estimates with respect to amortization and significantly higher capital expenditure. Depreciation and amortization are recorded on a straight-line basis.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses decreased $1.7 million, or 7.6%, to $20.8 million for the year ended December 31, 2008 from $22.5 million for the year ended December 31, 2007 due to lower legal and accounting fees as well as modest headcount reductions.

Interest Expense. Interest expense increased $0.3 million, or 5%, to $7.0 million for the year ended December 31, 2008 from $6.7 million for the year ended December 31, 2007 as a result of increased debt borrowings, loan modifications that included equity issuances that were recorded as additional debt discount and amortized to interest expense.

Other Expense (Income). Other income decreased to $0.3 million for the year ended December 31, 2008 from approximately $3.5 million for the year ended December 31, 2007 due to non-

recurring items which primarily consisted of a management fee that we charged RNK prior to acquisition and which was realized as a favorable purchase price adjustment.

Income Taxes. Income tax expense increased to $2.3 million for the year ended December 31, 2008 from an income tax benefit of $3.5 million for the year ended December 31, 2007. The benefit from 2007 resulted from recognition of a deferred tax asset upon acquiring RNK related to our net operating losses carried forward. This benefit was non-recurring in nature.

Pro Forma Results—Year Ended December 31, 2007 compared to year ended December 31, 2006 (as adjusted)

The unaudited pro forma combined statements of operations that follows is presented for informational purposes only and is not intended to represent or be indicative of the combined results of operations that would have been reported had the acquisition of RNK been completed as of January 1, 2006 and should not be taken as representative of the future consolidated results of operations of our company.

The following unaudited pro forma combined statements of operations for the year ended December 31, 2007 and 2006 were prepared using (1) the audited consolidated financial statements of Wave2Wave for the years ended December 31, 2007 and 2006; and (2) the audited consolidated financial statements of RNK for the year-to-date period ended October 12, 2007 and the year ended December 31, 2006. The unaudited pro forma combined statements of operations should be read in conjunction with these separate historical financial statements and accompanying notes thereto. A reconciliation of pro forma amounts to reported amounts and a comparison of the RNK results of operations for the year-to-date period ended October 12, 2007 and the year ended December 31, 2006 have been included under the heading “Pro Forma Reconciliation.”

	Year Ended December 31,				2007 vs 2006
	2007	% of Net revenues	2006	% of Net revenues	$ Change	% Change
	(unaudited)		(unaudited)
Operating revenues	78,638	100.0%	58,839	100.0%	19,799	33.6%
Operating expenses:
Costs of goods sold (exclusive of depreciation shown separately below)	50,295	64.0%	42,315	71.9%	7,980	18.9%
Depreciation and amortization	4,560	5.8%	4,560	7.7%	—	0.0%
Selling, general, and administrative expenses	22,494	28.6%	14,087	23.9%	8,407	59.7%

Total operating expenses:	77,349	98.4%	60,962	103.6%	16,387	26.9%

Income (loss) from operations	1,289	1.6%	(2,123)	-3.6%	3,412
Interest expense	6,683	8.5%	6,100	10.4%	583	9.6%
Other (expense) income	3,482	4.4%	(223)	-0.4%	3,705

Net interest expense and other income	3,201	4.1%	6,323	10.7%	(3,122)	-49.4%
(Loss) income before income taxes	(1,912)	-2.4%	(8,446)	-14.4%	6,534
Provision for income taxes	(3,458)	-4.4%	67	0.1%	(3,525)	-5,261.2%

Net (loss) income	1,546	2.0%	(8,513)	-14.5%	10,059

Adjusted EBITDA	$8,725		$2,450

Revenue. Our revenues increased $19.8 million, or 33.6%, to $78.6 million for the year ended December 31, 2007 from $58.8 million for the year ended December 31, 2006 due primarily to growth in access and subscriber revenues.

Costs Of Goods Sold. Costs of goods sold increased $7.9 million, or 18.9%, to $50.3 million for the year ended December 31, 2007 from $42.3 million for the year ended December 31, 2006 due primarily to minute volume increases related to growth of access revenues which were partially offset by increased network economies of scale, resulting in higher gross margin percentages.

Depreciation and Amortization Expense. Depreciation and amortization expense for the year ended December 31, 2007 remained unchanged from the $4.6 million for the year ended December 31, 2006.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased $8.4 million, or 59.7%, to $22.5 million from $14.1 million for the year ended December 31, 2006 due to higher compensation and higher consulting fees incurred in connection with the acquisition of RNK.

Interest Expense. Interest expense increased $0.6 million, or 9.6%, to $6.7 million for the year ended December 31, 2007 from $6.1 million for the year ended December 31, 2006 as a result of increased interest on short-term debt, capital lease obligations in addition to interest on additional debt taken on in 2007.

Other Expense (Income). Other income increased to $3.5 million for the year ended December 31, 2007 from an expense of $0.2 million for the year ended December 31, 2006 due to miscellaneous non-recurring items including a one time management fee paid to us that resulted in a favorable purchase price adjustment.

Income Taxes. Income tax benefit increased to $3.5 million for the year ended December 31, 2007 from an expense of $67,000 for the year ended December 31, 2006. The increase in 2007 is due primarily to the application of net operating loss carryfowards.

RNK Results of Operations—Period Ended October 12, 2007 compared to year ended December 31, 2006

	Year-to-date period ending				2007 vs 2006
	October 12, 2007	% of Net revenues	December 31, 2006	% of Net revenues	$ Change	% Change
Operating revenues	43,235	100.0%	40,287	100.0%	2,948	7.3%
Operating expenses:
Costs of goods sold (exclusive of depreciation shown separately below)	28,152	65.1%	30,319	75.3%	(2,167)	-7.1%
Depreciation and amortization	1,353	3.1%	1,174	2.9%	179	15.2%
Selling, general, and administrative expenses	8,295	19.2%	7,129	17.7%	1,166	16.4%

Total operating expenses:	37,800	87.4%	38,622	95.9%	(822)	-2.1%

Income (loss) from operations	5,435	12.6%	1,665	4.1%	3,770	226.4%
Interest expense	746	1.7%	579	1.4%	167	28.8%
Other (expense) income	(14)	0.0%	(92)	-0.2%	78

Net interest expense and other income	760	1.8%	671	1.7%	89	13.3%
(Loss) income before income taxes	4,675	10.8%	994	2.5%	3,681	370.3%
Provision for income taxes	171	0.4%	67	0.2%	104	155.2%

Net (loss) income	4,504	10.4%	927	2.3%	3,577	385.9%

Adjusted EBITDA	$6,802		$2,931

Revenue. RNK’s revenues increased $2.9 million, or 7.3%, to $43.2 million for the period ended October 12, 2007 from $40.3 million for the year ended December 31, 2006 due primarily to increasing minute volume and corresponding access revenues.

Costs of Goods Sold. Costs of goods sold decreased $2.2 million, or 7.1%, to $28.1 million for the period ended October 12, 2007 from $30.3 million for the year ended December 31, 2006 due primarily to full year versus short year comparison. Gross margin on incremental revenues increased as a result of increased network efficiency and ongoing cost reduction initiatives.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $0.2 million, or 15.2%, to $1.4 million for the period ended October 12, 2007 from $1.2 million for the year ended December 31, 2006 due to increases in capital expenditures.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased $1.2 million, or 16.4%, to $8.3 million for the period ended October 12, 2007 from $7.1 million for the year ended December 31, 2006 due primarily to increased headcount and use of outside professional services.

Interest Expense. Interest expense increased to $0.7 million for the period ended October 12, 2007 from $0.6 million for the year ended December 31, 2006 as a result of increased interest on short-term debt, capital lease obligations and finance charges on late payment.

Other Expense (Income). Other expense for the periods reported were not material to the results of our operations.

Income Taxes. Income tax expense increased to $0.2 million from $.01 million. For the periods reported income tax expense was not material to the results of operations.

Pro Forma Reconciliation

The following table provides a reconciliation from the as reported results to the pro forma results presented above for the years ended December 31, 2007 and 2006 (in thousands). The following unaudited pro forma statement of operations has been derived from our audited statement of operations for the years ended December 31, 2007 and 2006 and the audited statement of operations of RNK for the year-to-date period ended October 12, 2007 and the year ended December 31, 2006. These statements give effect to the acquisition of RNK as if the transaction occurred at the beginning of the respective periods. The actual date of acquisition of RNK was October 12, 2007.

The pro forma adjustments to the financial information presented below for the years ended December 31, 2007 and 2006, respectively, are needed to reflect the full year effect of the RNK acquisition consummated on October 12, 2007.

Adjustments to depreciation and amortization assume a full year of increases in amortization expense related to acquired intangible assets, as well as a full year of incremental decreases in depreciation expense resulting from the new lowered cost basis of acquired fixed assets.

Interest expense is adjusted to reflect a full year of interest expense on debt issued to facilitate the acquisition. Adjustments to the provision for income taxes reflect the tax effects of the depreciation, amortization and interest expense adjustments, as well as the non-recurring loss carry forward tax benefit resulting from the acquisition.

	Year Ended December 31, 2006
	Wave2Wave	RNK	Pro Forma Adjustments	Pro Forma Combined
				(unaudited)
Operating revenues	$18,552	$40,287	—	$58,839
Operating Expense:
Costs of goods sold (exclusive of depreciation shown separately below)	11,996	30,319	—	42,315
Depreciation and amortization	1,047	1,174	2,339 (a)	4,560
Selling, general, and administrative expenses	6,958	7,129	—	14,087

Total operating expenses	20,001	38,622	2,339	60,962

Income from operations	(1,449)	1,665	(2,339)	(2,123)
Interest expense	871	579	4,650 (b)	6,100
Other (expense) income	(131)	(92)	—	(223)

Net interest expense and other income	1,002	671	4,650	6,323
Income before income taxes	(2,451)	994	(6,989)	(8,446)
Provision for income taxes	—	67	—	67
Net income (loss) before minority interest	(2,451)	927	(6,989)	(8,513)

Minority interest expense (income)	—	—	—	—

Net income (loss)	$(2,451)	$927	$(6,989)	$(8,513)

(a)

Depreciation and amortization expense adjusted to reflect the full year effect of the amortization of acquired intangibles and additional depreciation expense for fixed assets. acquired, albeit at a lower cost basis than that of the acquiree’s original basis.

(b)

Additional interest expense recorded for the full year on approximately $66 million of additional debt financing acquired to facilitate the acquisition of RNK at a weighted average interest rate of 7.6%.

	Year Ended December 31, 2007
	Wave2Wave	RNK	Pro Forma Adjustments	Pro Forma Combined
				(unaudited)
Operating revenues	$35,403	$43,235	—	$78,638
Operating expenses:
Costs of goods sold (exclusive of depreciation shown separately below)	22,143	28,152	—	50,295
Depreciation and amortization	1,986	1,353	1,221 (a)	4,560
Selling, general, and administrative expenses	14,199	8,295	—	22,494

Total operating expenses:	38,328	37,800	1,221	77,349

Income from operations	(2,925)	5,435	(1,221)	1,289
Interest expense	2,306	746	3,631 (b)	6,683
Other income	3,496	(14)	—	3,482

Net interest expense and other income	(1,190)	760	3,631	3,201

Income before income taxes	(1,735)	4,675	(4,852)	(1,912)
Provision for income taxes	(3,629)	171	—	(3,458)

Net income (loss) before minority interest	1,894	4,504	(4,852)	1,546
Minority interest expense (income)	—	—	—	—

Net income (loss)	$1,894	$4,504	$(4,852)	$1,546

(a)	Depreciation and amortization expense adjusted to reflect the full year effect of the amortization of acquired intangibles and additional depreciation expense for fixed assets.

(b)

Additional interest expense recorded for the period from January 1, 2007 through October 12, 2007, the effective date of acquisition on approximately $66 million of additional debt financing acquired to facilitate the acquisition of RNK at a weighted average interest rate of 7.6%

Liquidity and Capital Resources

The following table sets for the major sources and uses of cash, in thousands, for the periods set forth below:

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
Net cash provided by (used in) Operating activities	$803	$1,670	$2,509	$4,012	$(2,646)
Investing activities	(104)	(277)	(859)	(1,227)	(18,026)
Financing activities	(555)	(1,336)	(1,252)	(2,298)	21,527

Net increase (decrease) in cash and cash equivalents	144	57	398	487	855
Cash and cash equivalents, at the beginning of the period	1,995	1,598	1,598	1,111	256

Cash and cash equivalents, at the end of the period	$2,139	$1,655	$1,995	$1,598	$1,111

Sources of Liquidity

We have incurred net losses during the majority of our reported periods but have been adjusted EBITDA positive since the year ended 2007 though not for the six months ended June 30, 2010. We have sought growth to our revenues through active re-investment into our infrastructure as well as aggressively pursuing acquisitions. In 2006, we acquired substantially all of the assets of Intellispace, Inc. and in 2007 we acquired RNK. Although these acquisitions were not immediately accretive to our results, eliminating for the effect of amortization of acquisition related intangibles and other related non-cash charges, these acquisitions have been cash flow positive.

In order to fund growth and working capital needs as they arise, we have more aggressively managed our purchases to payables cycle as well as our receivables to cash cycles. In addition, we have sought a variety of financing arrangements which are described more fully below.

In October 2007, we entered into multiple financing arrangements with Greystone Capital, specifically its wholly-owned subsidiary GBC Funding, LLC (“GBC”). On October 12, 2007, we entered into a loan for approximately $34.0 million which was further increased to $35.7 million by the end of 2007. In January 2008, we entered into an accounts receivable, or AR Facility, for $12.0 million that was collateralized by the accounts receivable of our CLEC business (i.e. RNK). The arrangement was further modified in June 2008, whereby $3.0 million of the AR Facility was converted into a term loan maturing on June 25, 2011; leaving the AR Facility with a new limit of $9.0 million. As we negotiated and amended our various debt arrangements, from time to time, we have issued additional consideration such as warrants to purchase shares of our common stock to debt holders. For the various amendments entered into by GBC and us, we have issued, effectively, 128,569 warrants to purchase the equivalent amount of shares of common stock. These warrants are recognized at fair value, recorded as debt discount and amortized as an additional component of interest expense through the relevant maturity date, June 25, 2011.

On October 12, 2007, we entered into a series of notes (the “Notes”) payable to eight distinct individuals and entities (the “Noteholders”) in connection with the acquisition of RNK. A significant number of the Noteholders are currently employed by RNK, as such these notes are classified as related party debt. The Noteholders’, in aggregate, were issued notes for the amount of $30,666,939 to be repaid in eight equal quarterly payments consisting of principal and interest with the first quarterly payment due on February 10, 2008. The Notes carried an annual interest rate of 6% to be calculated monthly. Should we go into default for any reason, the Noteholders have the right to step-up the interest rate to 12%. Through the date of this prospectus, we have amended the original

Notes several times, resulting in the issuance of, in the aggregate, warrants to purchase 24,062 shares of common stock.

On January 10, 2009, we did not remit the payment due pursuant to an extension entered into on December 15, 2008. On April 23, 2009, a default notification was issued and the interest rate was increased to 12%. On September 8, 2009, an extension was granted through January 31, 2010 with a rate decrease to 9% and a $4,303,606 discount on the principal if settled in full by January 31, 2010. In return for the extension we issued the Noteholders 21,875 shares of our common stock. Currently, including accrued interest, the payoff value of the Notes is approximately $21.6 million.

On March 18, 2009, we assigned, without recourse, all debt outstanding with GBC to Wilmington Trust Company and G. Jeff Mennen (the “Lender”), a related party. The face value of the debt was approximately $38,700,000 and consisted of two pieces. The first was $35,700,000 that originally expired on October 9, 2009, and carried monthly interest at 3.25% + prime. The second, is a $3,000,000 term loan that carries a 5.75% + prime per annum interest rate payable monthly that is due in full on January 25, 2011. The assignment maintains all terms with the exception of maturity date which is now set for October 8, 2010 as well as assigning a fixed interest rate of 6% to entirety of the amount loaned, superseding the terms of the loan and security agreements with GBC. Subsequent to December 31, 2009, the maturity of this debt was extended to October 8, 2011. The extension was not negotiated with any additional consideration.

On September 8, 2009, we entered into a $9,300,000 Senior Secured Financing Agreement (Bridge Loan) with Victory Park Management, LLC, (“VPC”) with proceeds used primarily for debt repayment, debt service and professional fees. This facility bears an interest rate of 3% per month and matures on the earlier of (a) May 8, 2010, (b) the consummation of the proposed offering, and (c) such earlier date as the unpaid principal balance of all outstanding notes become due and payable pursuant to the terms of this agreement and the notes.

We are currently in default of certain covenants set forth in the Senior Secured Financing Agreement that we entered into with VPC (the “Agreement”). On each of March 22, 2010, April 16, 2010, May 11, 2010, May 21, 2010 and July 1, 2010, each of the lenders and VPC, as administrative and collateral agent, agreed to forbear from exercising their default-related rights and remedies, including acceleration and foreclosure, against us or the collateral securing our obligations under the Agreement, with respect to the existing events of default for the agreed upon forbearance period, ending on August 16, 2010. As partial consideration for agreeing to so forbear, we paid to VPC, for the benefit of the lenders certain forbearance fees. On September 21, 2010, each of the lenders and VPC agreed to continue to forbear from exercising certain of their rights and remedies against us or the collateral securing our obligations under the Senior Secured Financing Agreement, with respect to the existing events of default during the forbearance period, which ends on the earlier of January 4, 2011 and the occurrence of a forbearance default under the forbearance agreement. An event of default under the forbearance agreement includes, but is not limited to, the occurrence of an event of default other than the existing events of default, the failure to comply with any condition or covenant of the forbearance agreement, the breach of any representation or warranty set forth in the forbearance agreement, the breach by any holder of the RNK Notes of certain agreements made pursuant to the forbearance agreement and the taking of certain actions by certain of our subordinated creditors. In consideration thereof, we paid to VPC an aggregate of $623,531, which amount was applied to reduce the principal balance and accrued interest of the loan. Additionally, we agreed to pay to VPC, on the first day of every month commencing October 1, 2010, (i) $350,000, to reduce the principal balance of the loan and (ii) an amount equal to the interest that will accrue on the loan during such month. As conditions to the execution and delivery of the forbearance agreement, the maturity date of the RNK Notes was extended until February 28, 2011, and RNK Holding Company and Wilmington Trust Company and G. Jeff Mennen, the holders of our long-term debt, agreed to convert at least 50% of the aggregate principal balance outstanding under such notes, plus 50% of the accrued interest therein, into shares of common stock at a price per share equal to $20. Additionally, as a condition to the execution and delivery of the forbearance agreement, we agreed that Aaron Dobrinsky, our Chief Executive Officer, and Sanford McMurtry, Chief Operating Officer of RNK, will report to Jeff Hyland, who will act as strategic advisor to the company. As strategic advisor, and until the offering is consummated and the VPC loan is repaid,

Mr. Hyland will have the authority to direct, manage, perform, control, implement and make all decisions with respect to our financial, operational and managerial affairs, cost restructurings, personnel management, asset management and disposition, accounting function, bank and commercial relationship management, and all other aspects of the business as appropriate, provided that he does not have the authority to dismiss Eric Mann or Andrew Bressman. Notwithstanding the foregoing, Mr. Hyland has not been involved with the preparation or review of any of the information contained in this prospectus, nor has he been involved with any of the company’s efforts to consummate this offering. Upon consummation of the offering and repayment of the VPC loan, Mr. Hyland will no longer have such authority or hold such position.

On January 26, 2010, Steven Asman entered into an agreement to extinguish an outstanding note owed to us (the “Asman Note”) that had been held between 2006 and 2009. The Asman Note’s principal and accrued interest amounted to approximately $96,000 (the “Asman Payoff Amount”) as of December 31, 2009. The Asman Payoff Amount has been be settled by Mr. Asman tendering without restriction an agreed-upon 2,400 shares of our common stock. We have accepted Mr. Asman’s shares and consider the Asman Note paid in full.

On January 26, 2010, Andrew Bressman entered into an agreement to extinguish an outstanding note owed to us (the “Bressman Note”) that had been held between 2006 and such date. The Bressman Note’s principal and accrued interest amounted to approximately $686,712 (the “Bressman Payoff Amount”) as of January 26, 2010. The Bressman Payoff Amount of $16,625 has been settled by Mr. Bressman tendering without restriction an agreed-upon 66,600 shares of our common stock, which was gifted to him by his wife from a trust of which she is a beneficiary. We have accepted Mr. Bressman’s shares and consider the Bressman Note paid in full.

On January 27, 2010 the Company issued the Lender warrants to purchase 100,000 shares of the common stock of the Company with an exercise price of $17.04 per share and expiring on October 7, 2013 (the “Maturity Date”). The warrants were issued in order to induce the Lender to extend the expiration dates of the notes assigned to October 7, 2013.

On February 1, 2010, pursuant to the terms of the Stock Issuance and Payment Agreement (the “SIPA”) entered into on September 8, 2009, with the holders of the Notes held by former owners of RNK, the interest rate on the notes was “stepped-up” from 9% per annum to 12% per annum. Pursuant to the agreement the interest rate would remain at 9% per annum through January 31, 2010. If the notes were not repaid in full at that time, the new interest rate going forward would be 12% per annum thereafter.

The potential effects of the ongoing litigation between our wholly-owned subsidiary, RNK, and Verizon New England, Inc. (“Verizon”) could have a material adverse effect on our business and liquidity. If Verizon were to prevail on its claims as to the rate for, or percentage of VFX traffic that should govern the parties’ agreements, we could incur substantial costs including paying at a higher rate and percentage of VFX traffic. As we are unable to predict what an adverse decision would result in, we are unable to quantify how it would affect our liquidity.

We continue to actively manage our debt and have had to negotiate amendments and extensions with various debt holders and have been in default at times. We have in each case been issued default forbearance notices and waivers. However, it cannot be assured that we will not go into default of existing covenants or be unable to adequately service our existing debt obligations. Should an event of default occur, the effects on our financial position, operating cash flows and results of operations would be materially adverse.

We are currently reporting a total stockholders’ deficit and have negative working capital as measured by total current assets less total current liabilities. We have, as of the balance sheet date, approximately $31 million of debt and related accrued interest due within six months. We do not have available cash reserves to repay the debt currently due nor do we expect cash flows from operations to provide sufficient funds. One of our lenders, Victory Park Capital (“VPC”) has agreed to forbear from exercising their default-related rights and remedies; however, they have not granted any relief with respect to extending the maturity date of the notes. As we are currently unable to satisfy these debt obligations, we are actively seeking sources of funding, in the form of private and public debt or equity, in order to avoid a default situation. In the event of a declaration of default without continued forbearance, we may be placed into involuntary liquidation by our lenders. We have a successful history of being able to negotiate mutually agreeable extensions on our past and present debt portfolio. Although we believe that we can either negotiate a mutually agreeable extension with respect to our currently outstanding debt due within six months, or secure financing in order to avoid a default situation, there can be no assurances that we will be successful.

We are currently seeking to consummate an initial public offering. The primary use of proceeds from such offering will be the partial repayment of our Notes entered into with the Noteholders as described above with a principal as of June 30, 2010, of $19.3 million and accrued interest of $1.2 million as of June 30, 2010 and the $9.3 million balance with VPC as of June 30, 2010. Pursuant to an exchange of shares for debt, the principal on the RNK Notes is $9,651,803 as of September 30, 2010. The remainder of proceeds from the offering will be available for deployment per the discretion of management. We believe that the net proceeds from this offering, available capital lease financing and cash flow from operations will be sufficient to meet our working capital, capital expenditure and other cash needs for the next twelve months. However, if we do not meet our business plan targets or are unable to repay the RNK notes in full, we may need to raise additional capital from public or private equity or debt sources in order to finance future growth, including the expansion of service within existing markets and into new markets, which can be capital intensive, as well as unanticipated working capital needs and capital expenditure requirements.

Anticipated Major Capital Expenditures

We expect to fund our 4G based HFW network roll-out less any reserves deemed necessary for working capital after the use of proceeds described above related to our anticipated offering. The approximate cost per square foot to “light” a building, i.e. upgrade its network infrastructure from legacy standards to fully compliant 4G is estimated at $1.10 per square foot. We cannot be assured that the cost to implement, which includes networking equipment, network communications nodes and requisite installation labor, will not exceed our current estimate of cost per square foot.

We believe that current operations can adequately generate the free cash flow required to fund ongoing required capital expenditures to maintain our existing business. As we intend to retire approximately $10.1 million of our debt which carries our highest interest rates, we believe the interest expense saved will result in additional cash being generated by operations being available for re-investment into existing and future operations.

Cash Flows

Operating Activities

Cash provided by operating activities decreased by approximately $0.9 million to $0.8 million for the six months ended June 30, 2010 compared to the same period in 2009. This was driven primarily by lower negative adjusted EBITDA in 2010 partially offset by more aggressive cash management.

Cash provided by operating activities decreased by $1.5 million to $2.5 million for the year ended December 31, 2009, compared to the same period in 2008. This was driven primarily by very strong adjusted EBITDA in 2008, increased by favorable non-recurring adjustments that positively affected our gross margins.

Cash provided by operating activities increased by $6.6 million to $4.0 million for the year ended December 31, 2008, compared to the same period in 2007. This was driven primarily by very strong adjusted EBITDA in 2008, increased by favorable non-recurring adjustments that positively affected gross margins as well as lower selling, general and administrative expenses as a percentage of revenues.

Investing Activities

Cash used by investing activities remained essentially flat at $0.1 million for the six months ended June 30, 2010 compared to $0.3 million for the same period in 2009.

Cash used by investing activities decreased by $0.3 million to $0.9 million for the year ended December 31, 2009, compared to the same period in 2008. This was driven primarily by lower capital expenditures required to maintain the existing infrastructure, particularly that required by our CLEC business.

Cash used by investing activities decreased by $16.8 million to $1.3 million for the year ended December 31, 2008, compared to the same period in 2007. This was driven primarily by the lack of acquisition activity in 2008. Our two major lines of business are our CLEC business and our ISP business. The former business is in the mature phase of its lifecycle and requires minimal investment for maintenance and gradual upgrades. Our ISP business is able to ramp up capacity and its serviceable subscriber base without considerable re-investment notwithstanding certain “critical mass” points at which increasing capacity would require “steps-ups” of capacity and significant backhaul costs, i.e. costs to create orders of magnitude larger connections to internet traffic “backbones.”

Financing Activities

Cash used by financing activities decreased by approximately $0.8 million for the six months ended June 30, 2010, compared to the same period in 2009. The decrease was driven primarily by higher credit line repayments in 2009.

Cash used by financing activities decreased by $1.0 million to $1.3 million for the year ended December 31, 2009, compared to the same period in 2008. This was driven primarily by favorable re-negotiations of existing debt terms, and a without recourse assignment of much of our existing debt portfolio to a related party on very favorable terms. In addition, while continuing to service our accounts receivable facility in 2009, we also received additional short-term financing from related parties, who were induced to do so with the issuance of warrants.

Cash used by financing activities increased by $24.0 million to $2.2 million from cash provided by financing activities in 2008 of $21.5 million for the years ended December 31, 2008, and 2007, respectively. The change was driven primarily due to debt being raised in 2007 for partial financing of the acquisition of RNK and 2008 reflecting the full year effect of debt service on the approximately $70.0 million of debt raised pursuant to the RNK acquisition.

Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments, in thousands, at December 31, 2009, as further described in our notes to our consolidated financial statements.

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt, non-related party	$9,300	$9,300	$—	$—	$—
Capital lease obligations	3,045	1,289	1,756	—	—
Operating lease obligations	3,249	782	2,094	373	—
Related party obligations	58,754	19,554	—	39,200	—

Total	$74,348	$30,925	$3,850	$39,573	$—

Our debt instruments contain certain covenants which, among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates. If we should fail to comply with these covenants, amounts due under the instruments may be accelerated at the note holder’s discretion after the declaration of an event of default.

Long-term debt obligations exclude issue discounts, premiums and fair value adjustments. These adjustments are amortized to interest expense from date of recognition through date of maturity of the applicable obligation.

All interest bearing obligations assume fixed rate interest rates notwithstanding rate adjustments in connection with loan covenant defaults. We have entered into a forbearance agreeement for any defaults on our debt obligations as of the date of this prospectus. We are not being assessed any “stepped-up” rates of interest on any of our debt obligations, related party or otherwise.

Purchase obligations represent all of our outstanding purchase order amounts as of December 31, 2009. As per management’s judgment, we have no material purchase obligations or contractual commitments at this time.

The table above does not include other long-term liabilities, such as liabilities recorded for legal matters and income taxes that are not contractual obligations by nature. We cannot determine with any degree of certainty the years in which these liabilities might ultimately be paid.

Immediately prior to the listing of our common stock on the NYSE Amex, Mr. Bressman and the company have agreed that Mr. Bressman will no longer be employed by the company. In connection with Mr. Bressman’s separation from the company, the company and Mr. Bressman will enter into a separation agreement pursuant to which, among other things, the company will make a lump sum payment of $551,250 to Mr. Bressman at closing, and an aggregate payment of $198,750 to be paid to Mr. Bressman in 12 equal monthly installments, in consideration for the receipt from Mr. Bressman of a release of the company and for the extension of Mr. Bressman’s non-competition obligations as set forth in the agreement. In addition, Mr. Bressman will be entitled to receive payment of his base salary, certain fringe benefits and coverage under the company’s health and other benefit plans for the remainder of the term of his existing employment agreement.

Off-Balance Sheet Arrangements

We have not entered into off-balance sheet arrangements that have had, or are likely to have, a current or future material effect to our results of operations, financial position or operating cash flows.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are not subject to market risks arising from changes in interest rates and foreign exchange rates as we do not have any variable rate of interest loans. As of December 31, 2009, we had borrowed a total of approximately $70.0 million primarily under a related party note due in 2013, a senior secured financing arrangement maturing in May 2010 and subordinated secured promissory notes due May 2010, all which carry fixed rates of interest. The weighted average effective interest rate on these arrangements at December 31, 2009, was approximately 12.1%. The weighted average effective interest rate on these arrangements were 12.1% and 12.9% at June 30, and September 30 of 2010, respectively.

Foreign Currency Exchange Rate Risk

We do not conduct any portion of our business in foreign markets and as such have no exposure with respect to the fluctuation in foreign currency exchange rates.

Recent Accounting Pronouncements

ASU No. 2010-11 was issued in March 2010, and clarifies that the transfer of credit risk that is only in the form of subordination of one financial instrument to another is an embedded derivative feature that should not be subject to potential bifurcation and separate accounting. This ASU will be effective for the first fiscal quarter beginning after June 15, 2010, with early adoption permitted. The Company does not expect the provisions of ASU 2010-11 to have a material effect on the financial position, results of operations or cash flows of the company.

In April 2010, the FASB issued Accounting Standard Update No. 2010-12. “Income Taxes” (Topic 740). In April 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards Update 2010-12 (ASU 2010-12), Income Taxes (Topic 740): Accounting for Certain Tax Effects of the 2010 Health Care Reform Acts. After consultation with the FASB, the SEC stated that it “would not object to a registrant incorporating the effects of the Health Care and Education Reconciliation Act of 2010 when accounting for the Patient Protection and Affordable Care Act”. The company does not expect the provisions of ASU 2010-12 to have a material effect on the financial position, results of operations or cash flows of the company.

ASU No. 2010-13 was issued in April 2010, and will clarify the classification of an employee share based payment award with an exercise price denominated in the currency of a market in which the underlying security trades. This ASU will be effective for the first fiscal quarter beginning after December 15, 2010, with early adoption permitted. The company does not expect the provisions of ASU 2010-13 to have a material effect on the financial position, results of operations or cash flows of the company.

In April 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards Update 2010-17 (ASU 2010-17), Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition. The amendments in this Update are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. If a vendor elects early adoption and the period of adoption is not the beginning of the entity’s fiscal year, the entity should apply the amendments retrospectively from the beginning of the year of adoption. The company does not expect the provisions of ASU 2010-17 to have a material effect on the financial position, results of operations or cash flows of the company.

In April 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-18 “Receivables (Topic 310)—Effect of a Loan Modification When the Loan is Part of a Pool that is Accounted for as a Single Asset—a consensus of the FASB Emerging Issues Task Force.” ASU 2010-18 provides guidance on account for acquired loans that have evidence of credit deterioration upon acquisition. It allows acquired assets with common risk characteristics to be accounted for in the aggregate as a pool. ASU 2010-18 is effective for modifications of loans accounted for within pools under Subtopic 310-30 in the first interim or annual reporting period ending on or after July 15, 2010. The company does not expect ASU 2010-18 to have an impact on its financial condition, results of operations, or disclosures.

In May 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards Update 2010-19 (ASU 2010-19), Foreign Currency (Topic 830): Foreign Currency Issues: Multiple Foreign Currency Exchange Rates. The amendments in this Update are effective as of the announcement date of March 18, 2010. The company does not expect the provisions of ASU 2010-19 to have a material effect on the financial position, results of operations or cash flows of the company.

Other recent accounting pronouncements issued by the FASB and the SEC did not have, or are not believed by management to have, a material impact on the company’s present or future consolidated financial statements.

BUSINESS

Our Company

Founded in 1999, we provide communication services to small to mid-sized businesses in the northeast and midwest United States with a complete package of integrated products that includes both wired and wireless broadband Internet access services, local and long distance voice, Voice over Internet Protocol, or VoIP, WiFi, data, email hosting, point-to point connections, managed network services, collocation, VPNs and web hosting. We are currently installing our next generation wired and wireless broadband networks at 450 Park Avenue, New York, NY and we intend to deploy to hundreds of multi-tenant buildings over the next several years. We have successfully implemented and sold fixed wireless broadband solutions in the northeast United States since our inception. We sell our services to businesses primarily through a direct sales force, channel partners and telemarketing. We focus on selling to customers in multi-tenant office buildings (in-building) and to remote locations (stand-alone buildings). We currently have approximately 425 active Building Service Agreements, or BSAs, with building owners throughout New York, New Jersey, Illinois (Chicago), Connecticut and Pennsylvania (Philadelphia). Under these BSAs, we either pay the building owners monthly rent or a revenue share to allow us to sell throughout their buildings. The term of these BSAs are typically five to ten years in length, with automatic renewals. We have found that revenue share agreements give the building owners an incentive to promote our company to new tenants. This helps us to differentiate ourselves from our competition and creates a mutually beneficial relationship between us, the building owners and tenants. We also utilize a wholesale model in which we sell our services through a direct sales force, agents, independent company relationships, and contractual buy sell arrangements. RNK, as a Competitive Local Exchange Carrier, or CLEC, and interexchange carrier, or IXC, is able to provide various telecommunication services under our multiple state and federal tariffs. We process approximately a billion minutes a month through our network of interconnected switches.

Through the 2007 acquisition of our wholly owned subsidiary RNK Inc. d/b/a RNK Communications, Inc., or RNK, a Competitive Local Exchange Carrier, or CLEC, operating in various jurisdictions since 1997, we provide wholesale services, offering a range of voice and data “carrier class products” to other communications companies and to larger-scale purchasers of network capacity. Specifically, we offer domestic and international terminations, domestic origination with local access, long distance services, collocation, “800” toll free origination, conference calling capabilities and prepaid calling services. With the acquisition of RNK and our January 2006 acquisition of the assets of Intellispace, Inc., a national transport company, we have significantly expanded our suite of product offerings and service footprint making us a full service communications provider.

We expect that our strategic relationships with Motorola® and Winncom will, in conjunction with other integration partners and technology vendors, enable us to rapidly deploy our HFW networks in our commercial buildings in anticipation of supporting 4G services. We intend to source equipment, services, expertise and experience from Motorola® and will work with Winncom for design and implementation. However, in the event that we are unable to enter into an agreement with Motorola® in the near term or at all, our planned deployment of 4G based HFW networks in multi-tenant buildings will be delayed until we enter into such agreement with Motorola® or enter into a relationship with a different third party integration partner and technology vendor.

Following the completion of the offering, in combination with our integration partners and technology vendors, we believe that we will be well positioned to launch next generation HFW networks in anticipation of supporting wired and wireless broadband services using Fourth-Generation, or 4G, technology. This technology will enable us to support in-building carrier-grade broadband wired and wireless services, including high speed Internet access, cell phone services, VoIP, HDTV applications, two-way multi-session, multi-party video conferencing and more. Since our 4G networks will be fully IP-based integrated systems, this will allow wired and wireless technologies to converge and will be capable of providing between 100 Mbit/s and 1 Gbit/s symmetrical speeds both indoors and outdoors, with high definition, or HD, voice and data quality and high security. We believe that we will be one of the first companies to focus on deploying in-building HFW networks in commercial buildings.

According to TMT’s (Deloitte’s Global Technology, Media and Telecommunications Industry Group) Telecommunications Trends Report 2009, broadband was one of the fastest growing services for mobile operators in 2008. If demand for mobile broadband remains strong, the resultant stress on networks, particularly backhaul connections, could be severe. A typical mobile network backhaul connection is 2Mbit/s for a leased line; mobile broadband services have advertised maximum speeds of up to 7.2 MBit/s. A single mobile broadband user can consume as much capacity as 1,000 voice callers. The report continues by stating to bridge this gap, and increase capacity to accommodate the growing numbers of users, operators may collectively have to spend tens of billions of dollars. The report recommends that where possible, operators should try to divert heavy data traffic from cellular networks, and route it via other networks, such as WiFi-hotspots or home-broadband. Not surprisingly, the phenomenal growth of mobile communications is beginning to displace fixed broadband. The process has been underway for several years and is the consequence of falling mobile prices and increasingly advanced handsets. What is surprising is that the majority of calls made on mobile phones are made within buildings, even when fixed line services are readily available. According to TMT’s Telecommunications Trends Report 2008, just 30% of mobile calls are made outdoors during the course of a year. Mobile data use has also moved indoors, a trend expected to continue. Cellular mobile networks were not originally designed to provide reliable in-building service, and overcoming this challenge is important.

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We believe the United States broadband market, and in particular, in-building mobile wireless services, offers significant long-term growth potential. A study from ABI Research 2008, forecasts worldwide deployment revenues from in-building wireless systems to grow from $3.8 billion in 2007 to more than $15 billion in 2013. Drivers for this tremendous growth include consumers’ growing dependence on wireless voice and messaging communications.

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The competing wide area network 4G, or WAN 4G, solutions from the major carriers and equipment suppliers are aimed at meeting the accelerating demand for both wireless bandwidth as well as for IP convergence or unification of bundled voice, video, and data broadband services. Hence, wide area 4G solutions such as WiMax, mobile WiMax, Ultra Mobile Broadband, or UMB,and Long Term Evolution, or LTE, are being aggressively marketed and funded.

Acquisitions

On October 12, 2007, we acquired RNK Inc., d/b/a RNK Communications, providing us with the experience and capabilities of a fully regulated telephone company. Through this acquisition, we obtained a fully redundant telecommunications network and state-of-the-art switching facilities serving an expansive footprint.

On January 1, 2006, we acquired certain assets of Intellispace, expanding our footprint to nine states in the northeast United States. Intellispace provided a range of wired-based services to businesses via a fiber network.

Our Business Strategy

As an established company in the telecommunications sector, we believe that we are well-positioned to upgrade our network with state-of-the-art technology and deploy next generation in-building network technology to take advantage of market trends. We believe that these trends include significant growth in Internet usage, an increased demand for bandwidth based on new applications and devices such as the IPhone®, and the demand for increased mobility. We believe the roll out of our in-building 4G based HFW network will address all of these issues. By investing in sophisticated in-building wired and wireless networks, we believe that we will be in a position to take advantage of the growth expected in this sector. According to Cisco Systems, from 1997 to 2007 Internet traffic went from 3 petabytes (30 million gigabytes) per month to 6,600 petabytes per month. By 2012, Cisco Systems forecasts monthly Internet traffic to surpass 43,000 petabytes per month for a compound annual growth rate of roughly 46% from 2007 to 2012. It is expected that roughly 50% of consumer Internet traffic in 2012 will consist of internet video. Globally, according to Plunkett Research, the telecommunications industry is a $3.7 trillion sector in 2009 including about $1.2 trillion in annual revenues in the United States. Mobile communications, including mobile entertainment, remains one of the most robust sectors in the telecommunications market. According to Plunkett Research, there were an estimated 3.3 billion global cellular telephone subscribers by the beginning of 2009, including more than 270 million in the United States alone. According to the CTIA Wireless Association, advanced services, such as text messaging, Internet access and access to entertainment, including videos, make up a growing portion of a consumer’s monthly bill. These advanced services, particularly video, require more and more bandwidth. Recent research from ABI Research projects growth of In-Building Wireless, or IBW, systems from $5.5 billion in 2009 to $15.4 billion by 2014.

Our business strategy is two-fold: Phase 1 of our business strategy will be the deployment of the next generation based HFW network throughout the buildings and the sale of bundled communication services to current and future business customers within the buildings, which will help increase customer penetration rates within existing buildings. Phase 2 of our business strategy is to provide wholesale wireless access to other mobile carriers (our in building network will act as a small cell tower for the carriers) and, once developed, bring new 4G services within the building to our existing customers. Once carriers are able to use our network, we expect this to be a significant revenue generator as carriers roam onto the 4G based HFW network within the buildings we operate.

Business Strategy: Phase 1

Increase Penetration Rate In Existing Buildings—Our sales and marketing efforts will be focused on increasing penetration rates in our existing buildings along with up-selling existing customers. Once our new upgraded network is deployed in each building (initially at least 1 gigabyte of bandwidth), we expect to be able to supply customers with all of their telecommunication and broadband mobility needs. Additionally, many customers require network redundancy capability, which we will also be able to supply since our network will be completely separate from other providers in the building.

Build a Superior Network—We plan to offer a differentiated carrier-grade 4G based Hybrid Fiber-Wireless (HFW) network solution that will support 4G services and enable immediate, converged voice/video/data services on a single broadband symmetrical IP wireless networking platform. This high voice-quality solution has the capability to meet the growing demand for wireless video and business application services. We will initially bring in 1 gigabyte of capacity into each building, pull fiber to each floor and provide wireless nodes throughout a building. This will allow us the ability to enable any type of hardwire and/or wireless services to any customer within a building.

Offer Bundled Communication Services—We will seek to provide our customers with bundled service offerings (e.g., data, VoIP, video, and WiFi) either at their desk and/or on a laptop computer, all invoiced through a single bill. Approximately 90% of our monthly revenue in our retail business is generated from data (Internet) services. The upgraded 4G based HFW network will allow us to not only improve the quality of our service, but provide bundled services to our existing customers, including VoIP, video conferencing, WiFi and others. As a result, we believe we will be able to up sell our existing customer base and generate high-margin incremental revenue from them.

Rapid Deployment—We will seek to rapidly deploy our network within commercial buildings. We already have infrastructure, management, a redundant network built with state-of-the-art technology, expertise in back office processes, a robust customer service department, BSAs with the management companies of those buildings in which 4G based Hybrid Fiber-Wireless (HFW) network services will be offered, and an existing customer base in place within approximately 750 buildings (approximately 425 buildings have BSAs in place and approximately 325 are remote locations with current Wave2Wave customers but without BSAs) concentrated in major metropolitan markets including New York, Chicago, New Jersey, Connecticut and Philadelphia. We believe that having an advanced technology and an existing infrastructure gives us a time to market advantage.

Provide Quality Customer Care—We believe that customer loyalty can only be developed by providing a high degree of care and attention. To foster customer loyalty, we provide 24-hour technical support and customer care via phone, secure online chat and email. We also believe in cost effective and customer friendly approaches to customer self help, and offer online support with features like account management, knowledge base support and customer forums. Our network is monitored 24 hours per day, seven days per week by our two geographically redundant NOCs.

Business Strategy: Phase 2

Next generation cellular services, which require very low latency and packet-based switching, will require a near-complete overhaul of existing infrastructures, and place tremendous burdens on service providers as they increase capital budgets and attempt to keep up with their expanding backhaul needs. Wave2Wave plans to address these increasing demands and cost pressures in two ways. First, our infrastructure will allow wireless carriers to off-load bandwidth intensive data applications from their spectrum-based networks onto our networks. Second, our network architecture will allow carriers to rely on us for backhaul for communications initiated at one of our sites. Our in-building HFW network will be fully backwards compatible and have the capacity to be a “small cell” to wireless carriers. This will enable the off-loading of high bandwidth data wireless services, such as wireless video and voice services from traditional public wireless network infrastructure onto the in-building 4G HFW broadband wireless networks. This design approach is based on what now has become known as the Long Term Evolution, or LTE, Standard and is fully backwards compatible with existing wide area 2G (GSM), 3G (UMTS) standards and Wi-Fi. Our solution is also backwards-compatible with the existing, Wi-Fi, massive 2G—3G infrastructure investment and user bases.

Once our 4G based HFW networks are built at a particular site, we plan to lease available bandwidth in the buildings to cellular carriers for a fee to help meet their customers increased data demands. We expect that our in-building networks will be able to broadcast Wi-Fi, 4G, 3G, and 2G cellular signals throughout our contracted buildings and will increase available bandwidth within the buildings, and free up valuable network resources by taking the users off the carriers’ current network while they are in our contracted buildings. The backhaul of data traffic, like the offloading of data traffic from the carrier’s network generally, will be increasingly important as mobile devices are used to provide data services.

As the use of cellular and mobile communications continues to expand, increasing consumer demand for data and video intensive applications will continue to drive bandwidth consumption. In fact, AT&T, Inc. recently acknowledged at a UBS Securities investor conference that AT&T was studying the problem of how to address heavy consumption of video and audio content by smartphone users.

We will offer network infrastructure products and services, as well as backhaul solutions that will effectively allow mobile operators to meet their wireless backhaul challenges. The primary driver for these challenges is the expansion of cellular services beyond traditional voice and text messaging. Increasingly, cellular offerings will need to provide a broader, more flexible combination blend of voice, data, video, and other high density applications. As mobile users become increasingly accustomed to richer data and video experiences, they will soon begin to demand the same content on their mobile devices as they are able to receive from their wired broadband services at home or in their offices. Emerging next generation handsets will deliver similar content to cell phones and PDAs, requiring wireless providers to address the need for substantially more bandwidth—with increased packet management capabilities—than current infrastructures allow.

In fact, according to a report by ADC Telecommunications, Inc, wireless carriers estimate that leased line backhaul costs will increase to greater than 25% of wireless carrier operational expenditure with the rollout of new data services. Any future migrations to 4G standards, with the potential of 100 Mbits per mobile connection, will only further expand the need for even greater data backhaul capabilities.

As increasing numbers of cellular users demand access to more bandwidth-intensive content, existing backhaul infrastructures require new solutions. To remain competitive as 3G and 4G applications arrive, we will be well positioned to support services that optimize existing wireless networks, allow for migration toward a robust, next generation network capable of handling tomorrow’s higher-volume IP-based traffic while maintaining the capital investments already made by the wireless carriers.

As a global player in the design and deployment of next-generation network infrastructures, we will offer end-to-end network infrastructure solutions for in-building and wireless deployments. In Phase 2 of our business strategy, we expect that our solutions will support “quadruple-play” services of video, data, voice and wireless that global carriers require to retain subscribers and generate new revenue.

We expect to be positioned as a leader in providing network infrastructure products and services that enable the profitable delivery of high-speed Internet, video, data, and voice services to business and mobile subscribers worldwide, and be well positioned to meet the demand for unlimited access, scalable bandwidth and robust, reliable connectivity.

4G Technology

The 4G technology that we plan to employ is a suite of carrier-grade broadband wireless networking products and systems that together comprise a fourth generation capable broadband wireless converged network platform. With its flexible, scalable network architecture, 4G technology can symmetrically support any service (video, voice, data) at any bandwidth. 4G enables all types of content, e.g. broadband voice, digital-audio, video, and VPN-data over wireless IP channels, to be transmitted across one IP radio connection. This medium convergence integrates many disparate networks (landline-based and wireless) into one network.

With 4G technology, there are no service distinctions between consumer and business devices. All services are under the control of the user’s device, and there are no service distinctions between data, voice and video content. Video is as mobile as voice. The only distinctions are bandwidth and user identities. In addition, 4G technology offers multi-level security and authentication for all user sessions.

This system offers major advantages to our competitors as follows:

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It facilitates seamless IP convergence across private and public networks by integrating cellular, WiFi and wired networks. Unlike mesh or other discontinuous signaling mechanisms, it employs a signaling scheme that establishes virtual connectivity between client and host systems—regardless of bandwidth requirements. The result is what we believe to be the best of both worlds—IP packet transmission with a circuit construct that insures a high quality of service.

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By bringing together wired and wireless networks into one communications nerve center, it helps us create value, while simultaneously reducing expenses associated with operating our network. It can sense its environment and adjust its operating characteristics based on environmental or user inputs.

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It costs less to implement and operate than those of non-4G competitors because (1) spectrum licenses are not required to insure high quality of service which allows a variety of services to be offered in addition to a “best-effort” broadband service and (2) only one network is used which lowers network infrastructure costs.

We are presently working with Motorola®, Inc., in anticipation of deploying HFW networks within two multi-tenant buildings in New York, New York. The first building (450 Park Avenue, New York, NY) is set to begin testing during the fourth quarter of 2010. Upon the completion of this first phase of deployments, we intend to deploy HFW networks within hundreds of multi-tenant buildings in major metropolitan areas over the course of the next several years. If we are unable to enter into an agreement with Motorola®, we will attempt to enter into a relationship with a comparable third party integration partner and technology vendor.

Service Offerings

High-speed dedicated Internet access services. We offer integrated voice and Internet services. With this service, our customers are able to obtain voice and Internet access services at competitive prices from a single source. We provide customers with high speed, reliable Internet services that are scalable to meet the needs of businesses of all size. Our dedicated access products offer high-speed solutions for businesses that need high-performance and full-time dedicated Internet access. We provide high-bandwidth, full-time dedicated connections to multiple, redundant upstream carriers, providing businesses with what we believe to be the best reliability and uptime in the market.

Wireless Services. We provide point-to-point and point-to-multipoint wireless connections. In order to provide service within a market, we install a “base station” (an antenna on either a tower or rooftop) that can provide service up to a 10-mile radius from that site. The subscriber typically receives service with an antenna installed on the rooftop of its premises. Once a customer is verified to be within range of a base station’s signal, we provide such customer with service within days of receiving an order.

Virtual private network services. Virtual private networks, or VPNs, are secure, outsourced networks that link multiple customer locations by using computer software to dedicate circuits solely for the customer’s use, instead of building a physical circuit to the customer. We offer virtual private network services to businesses seeking a cost-effective means of creating their own secure networks for communicating and conducting business with their employees, customers and suppliers.

Virtual Local Area Network. We provide virtual local area network, or VLAN, point-to-point and point-to-multipoint services providing businesses with a scalable and secure means of converging multiple business locations. By utilizing our infrastructure to connect “lit” buildings and points-of- presence, or POPs, or by delivering dedicated fiber or Metro-Ethernet to a customer’s location(s) while utilizing fiber rings to create a multi-site WAN, our fully-managed VLAN solutions are customized to meet specific business requirements. Our service is provided by configuring VLANs between multiple customer locations and routing the data traffic so it only traverses our network via inter-connected POPs or fiber rings. Providing greater speed and efficiency than IP-based VPNs and typically more cost-effective than traditional point-to-point circuits, our VLAN services will provide a business with the cost-effective, secure solution. This service can be achieved on a metro-basis, as well as multi-city or internationally, within our footprint.

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Enterprise Voice: Our enterprise voice services offer businesses of all sizes a reliable, cost-effective voice solution. Our customers benefit from business-class VoIP service without taxing the organization’s bandwidth, ensuring superb call quality while allowing their broadband services to run at top speeds. Offering both a hosted voice solution, as well as SIP Trunking technology, we believe we can meet the telephony and data transport needs of any company regardless of its current platform. We offer a bundled solution scalable to a customer’s needs at competitive price points. Services include: E911, 411, Operator Services, Directory Listing / Caller ID, Local Number Portability, Customizable outbound and inbound calling plans, Virtual DIDs, Auto Attendant, 24 X 7 X 365 Customer Support, Access to audio/web conferencing.

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Hosted IP Voice: Delivering superb flexibility and functionality without the cost of bringing additional hardware in-house, our Hosted IP Voice solution allows a company to realize an immediate savings of both time and money. Offering a streamlined migration of existing telephony services with very little down time, our Hosted IP Voice service offers feature-rich technology that is simple for employees to manage and control. Since these features reside on our network, it immediately eliminates the need for any costly infrastructure upgrades. We handle the design, implementation, and ongoing maintenance required to keep the voice services running efficiently.

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SIP Trunking: Our SIP Trunking solution allows a customer’s existing telephone system to interoperate seamlessly with our top-of-the-line infrastructure. Widely considered the industry standard for VoIP calling, our SIP Trunking solution offers businesses premiere call quality while maintaining all of the existing features that a business relies on. An excellent add-on to bundle with our bandwidth services, this unique technology enables voice traffic to always take priority over data, delivering superb call quality to all users while maintaining company’s remaining broadband services at top speeds. Highly scalable to meet the needs of any company, our SIP Trunking solution eliminates the over-subscription of voice channels, allowing a customer to customize their system, adding or subtracting lines as needed.

With competitive usage plans available, our SIP Trunking solution delivers cost efficient local, toll-free, and long-distance service across our nationwide footprint. Some of the standard features include: Unlimited Inbound Calling, Directory Assistance/Operator Services, Inbound Caller ID, Unlimited site-to-site calling, Local Number Portability, Customizable outbound/inbound (toll-free) calling plans, Virtual DIDs, E911, and 24 X 7 X 365 Customer Support. The benefits to the customers include the elimination of unnecessary hardware costs, increased call quality, flexibility to add/subtract lines as needed, the dynamic optimization of unused bandwidth, the availability of local DIDs for remote users, faster, more efficient disaster recovery and legacy system compatibility.

In-building Service

We aggregate bandwidth in the telecommunications facilities of commercial office buildings. Tenants in these buildings receive public Internet bandwidth via ethernet (cable) handoffs terminated in their individual suites. This delivery method provides countless benefits over typical Internet services including faster installation and greater uptime (service availability) for businesses. Bandwidth is rate-limited to a certain speed from T-1 speeds up to and exceeding 1 Gbps. Other advantages of ethernet delivery are the scalability of the bandwidth speed and the ability to upgrade the bandwidth speed on-demand. Redundancy is achieved by using carrier and path diversity for transport to our POPs and multiple backbone providers at the POP level. Best of all, our Internet bandwidth services are fully-managed and monitored in real-time, 24 hours per day, seven days per week, 365 days per year, at our network operations center.

Remote Service

Our customers that are located in buildings that are not currently wired by us receive bandwidth services on a “remote” basis. The minimum bandwidth level is 1.5 Mbps delivered via ILEC T-1 circuits that are mapped to a nearby POP. Customers are provided with a fully-managed router to accept the T-1 or higher bandwidth. As with “in-building” bandwidth services, all “remote” customers are fully managed and monitored in real-time, 24 hours per day, seven days per week, 365 days per year, at our network operations center.

Remote services are also available on a multiple T-1 basis (3 Mbps, 4.5 Mbps and 6 Mbps), metro-ethernet (10 Mbps, 100 Mbps and 1 Gbps; committed-rate or burstable with a minimum committed-rate requirement), DS3 (45 Mbps; committed-rate or burstable with a minimum committed-rate requirement).

Local Telephone Services. Our local telephone services include basic local dial tone service, call waiting, call forwarding, call return, caller ID, voicemail, universal messaging, directory assistance, hunting, call pick-up, repeat dialing and speed dialing services. In some regions, we also offer our business customers a remote office feature that enables them to place calls from any location but appear to be calling from their offices, as well as a simultaneous ring feature that provides customers with the ability to have their calls ring at multiple locations, providing greater flexibility than traditional call forwarding. We have entered into interconnection agreements with the traditional regional Bell operating companies, or RBOCs, that historically provided local telephone service, as well as with other large local telephone companies operating in its markets. These agreements currently allow is to interconnect our network with the networks of those companies to offer local telephone services in 48 states and the District of Columbia.

Long Distance Services. We offer a range of switched and dedicated long distance services to customers connected to our network. These include services that originate and terminate within the same local transport area and in different local transport areas, international services, 1+ outbound services and inbound toll-free services. We also offer ancillary long distance services, such as operator assistance, calling cards and pre-paid long distance. In those instances where we are not able to connect a customer to our network, we resell the long distance services of other communications carriers through agreements we have entered into with those carriers. We generally sell our long distance services as part of a bundle that includes one or more of our local services offerings, our other network service offerings or our integrated solutions offerings.

Carrier Services. We offer our wholesale offering of voice to other communications providers and to larger-scale purchasers of network capacity. Our carrier class services customers include communications companies that resell our local and long distance services, interactive voice response providers, Voice over Internet Protocol, or VoIP, providers, other “competitive carriers” such as us that have been formed as a result of the Telecommunications Act of 1996, government agencies, wireless service providers, web services providers and Internet service providers.

We offer the following services to some or all of our carrier customers:

•	dedicated local services, including primary rate interface services, that provide high capacity local service for carrier access services, such as dial up Internet access and VoIP services;

•	local voice and related enabling services, such as digital loop carrier services and local switching services;

•	long distance transport and termination;

•	long distance network services, including special access services;

•	origination, including toll-free origination, for competitive local providers and other carriers;

•	network security services for local resale service providers and other competitive carriers;

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end user multiprotocol label switching aggregation services that provide secure IP communications connections between carrier end users and single or multiple network points of presence, or POPs, of the carrier;

•	local access to Internet service providers;

•	high-speed Internet connectivity for Internet service providers and web services applications; and

•	Internet transit services that provide global routing.

The majority of our carrier services revenue historically has been generated by long distance termination and origination for competitive local providers and other carriers.

We provide our regional customers with the flexibility to extend their coverage areas without extending their operational centers or investing in additional personnel through the use of our centralized network equipment centers.

Sales and Marketing

Retail

We have an experienced direct sales force in all markets that currently focuses on voice and data services to the small and mid-size business market, although we do also sell to large customers. Our experience is that the ILEC’s do not focus on the business segment in a consultative, solution oriented manner. Our sales strategy involves face-to-face solution oriented sales, building trust and confidence and a strong relationship with the client through a keen understanding of their data and voice requirements. Our solutions are developed specifically around these requirements and comprehensive proposals prepared and presented. Our services are custom “packaged” to client requirements, and we expect that our 4G services will be seamlessly folded into this solution offering.

Sales Channels

The direct organization is augmented by a channel referral network of typically IT companies (IT Consultants, Outsourced IT Providers, VAR’s) extending their clients to our sales personnel.

Additionally, web based inquiries and referrals from Property Management are assigned to the direct sales force for follow-up.

Strategy

Our sales strategy is based on delivering value creating solutions to our clients incorporating multiple services (data, voice, wired, wireless, VLAN, 4G) with professionalism, a strong sense of urgency and results. Account development and relationships are continually strengthened overtime to position us for additional services, locations and expansion opportunities. This account relationship earns loyalty, reducing churn and assisting Customer Support. We do not sell “price” as a prime driver for our services instead focuses on service quality, personalized and urgent client support, ease of doing business and economic savings with multiple service integration.

Client solutions are developed with the inclusion of voice and data engineers to creatively apply the expertise internally to complex client requirements. We believe that these sometimes unique solutions often eliminate competition and enhance the over-all value of our solutions. These may incorporate multi-site VLANs, redundancy and wired/wireless capabilities. This creative technical approach earns confidence, enhances the value of our offering and increases the close rate on complex, high value service sales. Sales management is actively engaged in pipeline management and is also required to be actively engaged in the high value sales opportunities.

Our marketing efforts to date have been focused on the following:

•	On-net building seminars/lobby events endorsed and attended by property management;

•	Email marketing to current clients for upgrade and expansion opportunities;

•	Proactive account calling plans monthly in customer support to “touch” each client to measure satisfaction and search for new business initiatives; and

•	Client and property management referrals.

Wholesale

Through our subsidiary, RNK, we offer a wide variety of regulated and unregulated services in all of its jurisdictions. We employ a duel sales strategy. Our in house dedicated sales staff, is comprised of seasoned professionals, who solicit wholesale customers which in turn have their own dedicated sales staff and marketing avenues. We solicit business through the following sales channels.

Direct Sales through in house sales staff

We have a sales staff dedicated to international origination and terminating carrier sales, pre-paid calling cards, domestic origination and termination carrier sales, Direct Inward Dial, or DID, sales (phone numbers RNK provides to other carriers which RNK owns), collocation services, and various other tarriffed and homegrown products.

Agents

We have several agents that sell our services throughout the telecommunications industry. Agents work both domestic and international markets and provide a continual stream of business for us. Typically, our agents bring in more wholesale business clients.

Contractual buy sell arrangements

We have many contractual relationships with other carrier and telecommunication companies. These contracts allow for a reciprocal business relationship—we buy from them and they buy from us. The wholesale phone business is based on price and quality, and the more minute volume a carrier has, the greater their buying power, which in turn allows lower pricing to attract more business while maintaining profit margins. The lower our prices, the more business we can attract. This “prime the pump” business scenario works well for us as we have doubled our overall monthly minute volume every two years. We now average over a billion minutes a month through our switching network.

Interconnected VoIP Services

We have approximately 5,000 in-house VoIP customers and another 15,000 VoIP private label end users through resellers of our VoIP service. We have built and maintained a residential VoIP network for these customers.

Direct Inward Dial, or DID, Services

We have over two hundred DID customers utilizing approximately 500,000 RNK assigned phone numbers. This service provides telephone numbers and the underlying transport facilities to complete calls to our customers. We provide this service using our own telephone numbers as well as those we resell from other carriers. These numbers are most commonly sold to other carriers and phone companies for their direct end user customers.

Carrier Origination and Termination Services (both Domestic and International

RNK, as a “carrier’s carrier,” provides international and domestic originating calling and domestic and international terminating calling to approximately 200 other carriers. These services allow customers, such as other carriers, long distance providers, and IP-enabled service providers, among others, to send to us long distance telecommunications traffic for termination to the PSTN.

Collocation Services

We have facilities in several east coast cities and provide other carriers, service providers and businesses with the ability to locate their equipment and utilize our network connectivity. We have approximately 20 collocation customers in four different facilities.

Calling Card Services (both RNK brand and private label)

RNK produces its own calling cards under the RNK brand as well as approximately 30 different private label cards for retail stores, government and non-profit organizations.

Pre-Paid Private Pin Service

We provide customers, such as calling card companies and prepaid long-distance providers with the ability to produce their own pre-paid calling services utilizing our network and pre-paid calling platform. These services allow customers to track and maintain their customer’s accounts using our platform. Such customers combine our services into their own customer offerings.

Company Developed Innovations

MyTempNumber® is a mobile application that allows users to add an additional phone number to their current cell phone. This unique call forwarding service allows users to have a private phone number from anywhere in the continental United States or Canada ring to their current cell phone. Currently MyTempNumber® is available on the iPhone® App Store® and can be downloaded through Apple® iTunes ® and iPhone and iPod touch® devices. MyTempNumber® is currently available in the Nokia® OVI ® store and on Series 60 3rd edition and 5th edition smart phones.

Phone Number Bank® is an application that allows users to keep any phone number they own without the cost of paying their monthly phone bill. Phone Number Bank gives customers the ability to save the phone number they have always had and they can manage where the number rings to via an online portal. Users can point that number to either a virtual voicemail box or forward to any other United States phone number.

Other Telecommunications Services

We provide various other telecommunications services, including but not limited to, dedicated transport, on a case by case basis or in accordance with our lawfully filed tariffs, as applicable.

Marketing

We have limited marketing expenditures and rely mainly on our participation in industry trade shows and direct customer contact to generate new business. As a wholesale carrier, RNK has also advertised its services in industry focused publications and email blasts to attract new wholesale customers.

Customer Support Systems

Our fully redundant customer care facilities are located just outside Boston, Massachusetts, with two locations allowing for real time disaster recovery. We provide live support from our multiple call center locations 24 hours a day, seven days per week, 365 days a year.

Our support representatives are specifically trained to enable them to offer customers customized support depending on the product or service at issue. Our call centers utilize industry standard coaching and employee development and training programs to ensure all of our customer interactions are of a high quality. As such, most of our callers reach a live representative in less than one minute and, when they do, trained agents work hard to address any concerns or issues on that very first call into the support system. Customer Care operations strive to ensure first call resolutions are over 80% for customer issues and those issues escalated to a higher level are handled quickly by senior engineers.

Our Customer Care centers cater to the diverse needs and preferences of our customers. We believe in providing efficient, high-tech offerings like Secure Live Chat, Online Self Help engines along with the personal service and attention to detail that our customers have grown to expect as well as the option to speak to a live representative at any time.

Network Architecture and Deployment

Overview. Our integrated voice and data network offers an advanced and secure network, sophisticated voice and data applications, as well as outstanding, reliability, redundancy, and security.

The diversity and resiliency of our network is designed to insulate customers from network failures by providing diverse network access points in each of our markets and multiple private peering arrangements. Our network provides disaster protection from the bottom up, with redundant equipment on every card, router, and server in the network. All of this is supported by power backup and a self-healing high capacity fiber backbone.

We pride ourselves on our ability to manage and control our entire network: equipment, Points of Presence, and fiber optic backbone—providing customers with reliability, high availability service, and security. We believe that our network deployment strategy has allowed us to enter new markets rapidly and to offer our customers flexible technological solutions tailored to their specific needs. We also believe that this flexible network deployment strategy allows us to adapt quickly to emerging technological innovations.

Our network is equipped with the latest generation of voice and data equipment in partnership with industry leading suppliers, including Lucent, Cisco, Nextone, BroadSoft, Asterisk, and NACT. Our underlying network is based on a Geographically Redundant Lucent Distributed Gateway Architecture, and is complemented by a Cisco-based IP Mesh Platform. Our network was built from the ground up by professionals with many years of combined engineering and design experience in voice and data technologies.

This network infrastructure and operations support systems enable us to control the types of services that we offer, how these services are packaged and how they are integrated to serve customers. Through our installation of IP routers at our switch sites, we have deployed packet-based technology to augment our traditional circuit-switching technology. Our customer-specific voice and data solutions are driven by customer preferences and priorities, as we strive to provide industry-leading packet delivery, latency, and backbone availability over our core IP network, enabling rapid, secure, and accurate transmissions.

By providing the latest in IP technologies, we have sought to maintain an advanced architecture that supports converged technologies. This allows us to deliver cutting-edge products, features and services to customers efficiently over a single, next-generation network—including unified messaging, IP video and trunking, presence management, and online feature management—allowing customers to combine voice and data services to increase efficiency and reduce costs.

Full-scale Facilities Based Competitive Local Exchange Carrier Capabilities

Through RNK, we offer full-scale facilities based CLEC capabilities, creating nationwide and international coverage for all voice and data communications. Capital investments made over the past 12 years have helped create a robust infrastructure designed specifically to allow for long-term network presence, stability and profitability. In addition, this allows us to perform essential communications functions internally, including:

•	Public Switched Telephone Network (PSTN) Access—We have full access to both domestic and international public switched networks.

•	Local Number Portability—Our Number Provisioning Team offers full function Number Administration including all necessary porting, certification, and central registry administration.

•	Public Safety Answer Point (PSAP) Access—As a local service provider, we provide all voice customers with connections to the PSAP. All of our voice products include Emergency 911 dialing capability.

•	Repair Services—We offer a full fleet of maintenance and repair technicians that are dispatched to provide professional services should any of our customers require site services.

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Billing & Collections—Our ability to provide our billing and collections allows for a higher level of control and understanding of our expenses, our revenues, our collections, and any financial or service issues that are impacting our customers.

Leased “Last Mile.” We traditionally have connected our customers to our network primarily by leasing “special access” digital transmission lines. We have obtained most of these digital transmission lines, which either provide a dedicated connection between our customer locations and our switches, from major communications providers such as AT&T Inc., Verizon Communications, and Global Crossing or a dedicated bandwidth brought into a building that is used to service customers in that building. These connections provide our customers with a minimum of 24 available channels over which we can provide network services. Our strategy traditionally has been to form relationships with multiple providers of communications lines to improve service reliability through alternative network paths and to lower our costs through competitive procurement.

Packet Technology. Our network infrastructure and operations support systems enable us to control the types of services that we offer, how these services are packaged and how they are integrated to serve customers. Through our installation of IP routers at our switch sites, we have deployed packet- based technology to augment our traditional circuit-switching technology. Circuit switch-based systems, which historically have dominated the public telephone network, establish a dedicated channel for each communication, such as a telephone call for voice or fax, maintain the channel for the duration of the call, and disconnect the channel at the conclusion of the call. Packet-switched systems format the information to be transmitted into a series of shorter digital messages called “packets.” Each packet consists of a portion of the complete message plus the addressing information to identify the destination and return address. Unlike circuit-switching, packet-switching does not require a single dedicated channel between communication points. This type of communication between sender and receiver is considered connectionless, rather than dedicated. Most traffic over the Internet, which is a connectionless network, uses packet-switching technology. We believe a transition to combining the delivery of our data and voice services over a converged packet-based network enables us to streamline the delivery of core communications services to our customer base in a more flexible manner than circuit-switching technology has permitted, to deliver a new generation of product offerings, and to more effectively and efficiently leverage our network assets.

Network Infrastructure and Backbone Network. Our network backbone enables us to offer high-quality Internet access and virtual private networking services. This backbone consists of high-capacity fiber optic telephone and data transmission lines that we lease and that allows us to transport traffic between points on our network. The packet-switching portion of our backbone is based on Internet Protocol, which is a broadly deployed standards-based protocol that allows unrelated computer networks to exchange data and is the technological basis of the Internet. IP technology has enabled us to accelerate network traffic flow and has made it easier and less costly for us to manage our network. This technology generally makes more of the network capacity available for revenue-generating customer traffic. Our backbone network is intended to provide a network switching presence close to the customer to reduce access and switching costs, and to allow us to expand our network rapidly to meet customer demand. This regional design also is intended to enhance service reliability and allow us to improve quality and speed.

Network Operations Command Center (NOCC). We provide pro-active, real-time monitoring to protect customer services. Our Network Operations Command Center (NOCC) in Bedford, Massachusetts provides 24/7/365 surveillance of over 10,000 network elements to support our next-generation network and protect our customers’ services. Our NOCC is equipped with proactive monitoring tools to ensure quick identification and resolution of network issues.

In addition to this constant surveillance of individual network elements, we perform routine equipment audits to ensure reliability. Our network is highly sectionalized, with remote access to all devices that allows us to communicate with devices such as modems and routers to speed detection and repair. We employ the latest telecommunications standards to ensure that we maintain the low mean-time-to-repair performance. In addition, we adhere to stringent “maintenance window” schedules, where repairs are done overnight to minimize or eliminate any impact on our customers.

The NOCC provides advanced, “always-on” monitoring for latency, jitter, utilization and packet loss in real time. Customer Premise Equipment, local loops and backbone elements are constantly under surveillance with proactive monitoring systems for fast failure detection and recovery. Because of these capabilities, many problems are identified and rectified before customers are even aware there is an issue. Our highly trained staff is provided with the right tools, training and state-of-the-art equipment to maintain network reliability and keep the network and our customers up and running.

Stringent Security Regulations. We meet the most demanding security standards and regulations to safeguard customers’ critical data and processes against disruption, and provide privacy protection.

Competition

We compete in the marketplace with Incumbent Local Exchange Carriers, or ILECs, such as Verizon and ATT, and other national and international providers such as Level 3 Communications, LLC, XO Communications and Cogent Communications, Inc. Additionally, regional and local providers such as Broadview Networks, Inc. and Paetec also compete in the market. Although many are larger organizations, they may be less apt to handle the small to mid-size market that is our focus. We believe that we compete effectively in the marketplace by solution oriented sales, personal and prompt client support and services, and competitive pricing, and building out our 4G based HFW network allows us to provide differentiated offerings at differentiated pricing.

We expect to face competition in the In-Building Wireless market from other established companies that offer solutions utlizing a variety of technologies. These technologies will include Active DAS, Passive DAS, Repeaters, Picocells, and Femtocells. Each of these technologies will provide our competitors with various levels of advantage and disadvantage as it relates to cost, capacity, coverage, installation timeframes, number of wireless bands supported, scalability, reliability, management, building disruption, interference mitigation, and end-user applications. Competitors in the In-building Wireless space will include ADC Telecommunications, Inc.;

CommScope, Inc.; InnerWireless, Inc., MobileAccess, Inc.; and Alcatel-Lucent. We believe that our technology and our offering as a whole is well positioned to compete in this marketplace, provides a superior experience for end users, and provides for the most efficient use of network resources.

RNK

The market for wholesale communication services in the RNK service area is a highly competitive one and there is a variety of types of competitors ranging from traditional ILECs to CLECs and other enhanced service providers. We compete with these companies based on price, services, and quality of the network provided. RNK provides domestic origination/local access, domestic and international terminations, and prepaid services. We briefly discuss each below and identify our main competitors for each service category.

Domestic Origination/Local Access

This is RNK’s featured product. Due to our advantageous carrier contracts and efficient network deployment, we believe that RNK enjoys a significant advantage over most of our competitors in the RNK service area. Some of the main competitors in this product line are Global Crossing, Level 3 Communications, LLC, XO Communications, Paetec, One Communications Corp., Verizon Business, and other smaller regional CLECs.

Domestic and International Terminations

RNK terminates local, long distance, and international calls for our customers. In the RNK service area we have established contracts with carrier partners to allow us to offer an extremely competitive termination product both domestically and internationally. Some of the main competitors in this product are Qwest Communications International, Inc., AT&T, Level 3 Communications, LLC, Transcom, Paetec, One Communications Corp., Ibasis, Inc., Primus Telecommunications, Inc., and other smaller VoIP carriers.

Prepaid Calling Services

RNK offers its own as well as private label calling card products throughout our service area. Currently our products are offered in approximately 1,500 stores comprised of local chain supermarkets, discount stores, and smaller private grocery/markets. This is a challenging market with many competitors. The most significant competition in this market comes from IDT Corporation, STI-Telecommunications, and Dollar Phone Corp.

Government Regulation

Overview of Existing Regulatory Requirements

Our services are subject to varying degrees of federal, state and local regulation. We provide both what are known as “information services” and “telecommunications services.” These terms are specifically defined by federal statutes and rules, and the regulations that apply to them are vastly different. Information services provide customers with an ability to interact with data or stored information. Internet access service and voice mail are examples of information services. Information services are subject to minimum regulation, and states are preempted from regulating these services altogether. As described below, however, the Federal Communications Commission has recently launched a proceeding to determine whether to adopt new rules barring Internet access service providers from favoring one type of Internet application over another. This non-discrimination requirement is referred to as “net neutrality.”

Telecommunications services, such as local or long distance telephone service, are subject to stricter regulation, at both the federal and state level. Many of the wholesale services provided by RNK are telecommunication services. Telecommunications services must be provided at just and reasonable rates and offered to all potential customers on a non-discriminatory basis. Telecommunications carriers must also interconnect their networks with other carriers so that the customer of one carrier can call or transmit data to the customer of another. Certain telecommunications services are priced based on tariffs filed at the federal or state level. Providers of telecommunications services must obtain federal and state authority to operate and must obtain federal and state approval for many kinds of major transactions, such as sale of the company, its assets or incurring substantial debt. Federal and state regulatory requirements impose compliance costs and, in extreme cases of non-compliance, can result in the imposition of fines or the revocation of operating authority. RNK is authorized to provide varying degrees of service, and its thus subject to state regulation, in the following states: Massachusetts, Rhode Island, New Hampshire, New York, Maine, Vermont, Connecticut, Maryland, Pennsylvania, Virginia, Florida, Texas, New Jersey and Washington, D.C.

Market Opening Provisions of the 1996 Telecommunications Act

The 1996 Telecommunications Act, or the Telecommunications Act established new rules designed to help carriers enter local telecommunications services markets and compete against the incumbent carriers that, up to then, had been treated as natural monopolies. These carriers are called competitive local exchange carriers or CLECs. Among other things, the Telecommunications Act required the incumbent carriers to make parts of their network—called unbundled network elements or UNEs—available to CLECs at favorable rates. The specifics of these general requirements have been the subject to intense litigation and shifting rules. As a result, the availability of incumbent network elements at low rates has become more limited and the incumbent carriers continue to push for elimination of these requirements to the detriment of new entrants like RNK who could see their costs increase.

The Telecommunications Act also requires Incumbent carriers to negotiate in good faith with competitive carriers such as us for interconnection, collocation, intercarrier compensation and providing access to unbundled network elements of the incumbent carrier. If the negotiating carriers cannot reach agreement within the time prescribed in the Act, either carrier may request binding arbitration of the disputed issues by a state regulatory commission. In addition, carriers are permitted to “adopt” in their entirety agreements reached between the incumbent carrier and another carrier.

These agreements currently allow us to interconnect our network with the networks of those companies to offer local telephone services. Each interconnection agreement allows us to enter new markets and to offer communications services to current and prospective customers. Each agreement permits us to provide local service on a resale basis or by purchasing UNEs that we require to provide local service on a facilities basis. Each interconnection agreement, including pricing terms agreed to by us and the incumbent carrier, must be approved by state regulatory authorities, and they remain subject to review and modification by those authorities. Although parties may negotiate prices contained in the interconnection agreement, such agreements typically incorporate prices for interconnection, collocation, intercarrier compensation and UNEs that have been established by state regulators in generic proceedings using the FCC’s approved pricing methodology.

Interconnection agreements typically have terms of three years, with automatic renewal terms of at least 30 days until terminated by a party, although the parties may mutually decide to amend the terms of such agreements. Should an agreement be terminated, if the parties cannot negotiate new favorable interconnection agreements, adopt an existing agreement, renew existing interconnection agreements, either party may invoke binding arbitration by state regulatory agencies. The arbitration process is expensive and time-consuming, and the results of an arbitration may be unfavorable to us. If we are unable to obtain favorable interconnection terms, it would harm our existing operations and opportunities to grow our business in our current and new markets.

Regulation of Voice over Internet Protocol (VoIP) Calls

We and many other providers are increasingly using Internet technology to provide communications services. One example is Voice over Internet Protocol, or VoIP. The regulations applicable to VoIP traffic are currently unsettled. Some VoIP calls never touch regular telephone networks and are classified as information services. Sometimes calls begin and end as regular telephone calls, but are carried as VoIP calls in between. These VoIP-in-the-middle calls are regulated as telecommunications services. Much of the company’s traffic is VoIP on one end and regular voice calls on the other. These are called interconnected VoIP calls because they interconnect with the regular telephone network called the Public Switched Telephone Network or PSTN. When Wave2Wave provides VoIP-based telephone products to business customers, it is providing an interconnected VoIP service. The FCC has yet to determine whether interconnected VoIP calls are information services or telecommunications services, creating substantial regulatory uncertainty. Even though the FCC has not decided how to classify interconnected VoIP calls, the agency has extended various telecommunications regulatory requirements to such calls, such as requiring that VoIP customers be able to make 911 calls that interconnected VoIP providers pay certain federal telecommunications fees and assessments, and that VoIP networks enable law enforcement agencies to lawfully intercept VoIP calls. Furthermore, to the extent in Phase 2 of our business strategy that we carry wireless carrier originated voice traffic over the 4G based HFW network, this traffic may be considered interconnected VoIP traffic under the FCC’s rules and may be subject to separate regulatory requirements for us and the wireless carriers as discussed above.

Charges Between Service Providers for Network Access

The proliferation of different types of communications service providers offering an array of new telecommunications and information services has put increasing pressure on the complex regulatory regime governing how providers compensate each other for access to their networks. The amount that one carrier may charge another carrier for the use of its network varies substantially depending on the type and nature of the communication, even though essentially similar network functions may be performed. For example, regular long distance voice calls are subject to so-called access charges. These are fees paid by long distance companies to local telephone companies, such as RNK. The amount that the local carrier can charge the long distance company depends on whether the long distance call travels between states or begins and ends in the same state. Intrastate access charges, which are regulated by state utility commissions, typically are higher, and sometimes much higher, than interstate access charges, which are regulated by the FCC. Access charges apply to telecommunications services. Pursuant to the FCC’s Information Service Provider, or ISP, exemption, entities that provide information services are not subject to access charges. In a 2006 order, the FCC ruled that providers of prepaid calling card services are liable for access charges for long distance calls. The FCC has not ruled that access charges apply to interconnected VoIP traffic.

As a new entrant into the market, the FCC generally does not regulate our prices. The FCC does, however, regulate the interstate access charges that RNK and other CLECs can assess long distance companies. Under these rules, CLECs generally cannot charge higher interstate access fees than the incumbent carrier against which it competes. Some states have, or are considering, imposing similar caps on CLEC intrastate access charges, which could have the effect of lowering RNK’s intrastate access rates, and hence its revenue, in some states.

Service providers also exchange traffic that is subject to a different compensation arrangement known as reciprocal compensation. Reciprocal compensation applies when carriers exchange local calls or when a customer of one carrier calls an Internet service provider that is served by another carrier. The rates for reciprocal compensation for local calls are set by the states using a formula prescribed by Federal law, and are usually much lower than access charges. The FCC has also set a very low rate for terminating a dial-up call to an ISP, although the FCC’s authority to set these rates is the subject of a pending appeal. In addition to different rates, the access charge and reciprocal compensation regimes are subject to different rules. For example, a local carrier whose customer makes a long distance call may charge the long distance carrier an originating access fee. A local carrier whose customer makes a local call cannot charge an originating fee but instead must pay the carrier whose customer is being called a terminating reciprocal compensation fee. Wireless carriers are also subject to access charges and reciprocal compensation, but under yet another set of rules. For example, what constitutes a “local” call, and hence is subject to low reciprocal compensation rates rather than higher access charges, is different for wireless calls. Thus, a call that would be subject to access charges if originated by a wireline company may be subject to lower reciprocal compensation if originated on a wireless phone.

The FCC and state commissions have initiated a number of proceedings to rationalize this disparate array of intercarrrier charges. One proposal is to establish, over some transition period, a single, relatively low uniform compensation rate for all different kinds of traffic. Key proceedings are described below. The outcome of these proceedings, which are difficult to predict, could have a materially adverse affect on the companies. For example, a substantial portion of RNK’s revenue comes for payment from other carriers in the form of access charges or reciprocal compensation. If the result of these proceedings is to lower access charges, there would be materially lower RNK revenue. Conversely, if the FCC were to rule that VoIP traffic is subject to access charges, Wave2Wave’s and RNK’s costs could materially increase or business opportunities could decrease. Additionally, disputes often arise between carriers regarding the appropriate classification, and hence the appropriate compensation rate, to be applied. RNK is currently the subject to a lawsuit filed by its competitor, Verizon, seeking to collect access charges for traffic that RNK considers to be local traffic.

Universal Service

The FCC and some states have established a universal service subsidy regime known as the “Universal Service Fund,” which, among other things, provides subsidies for the provision of telecommunications and information services to rural and other high-cost areas. Universal service is closely linked to the intercarrier compensation issues cited above. A number of incumbent carriers, particularly those serving more rural areas, claim that the government should not reduce access fees, which often act as implicit subsidies, without increasing the amounts they receive under the Universal Service Fund.

Providers of interstate telecommunications services such as us must pay assessments that fund these subsidies. We also may be eligible to obtain subsidies for some services that we provide. At this time, we cannot determine with certainty our net financial responsibility for the Universal Service Fund. The FCC currently is assessing Universal Service Fund contribution payments based on a percentage of each telecommunications provider’s projected interstate and international telecommunications revenue. Carriers are permitted to pass through a specified percentage of their Universal Service Fund contribution assessment to their customers in a manner consistent with FCC billing regulations.

In conjunction with intercarrier compensation reform, the FCC also is addressing ways to revise the manner in which carriers are required to make contributions to the Universal Service Fund. In January 2008, the FCC issued a series of proposals designed to reform the manner in which Universal Service Fund proceeds are collected and distributed. One of these proposals would base the Universal Service Fund assessment on the number of lines or telephone numbers that a telecommunications carrier actively provides, rather than on a percentage of collected revenue. The objective behind this proposal is to capture Universal Service Fund revenues from the expanding number of new service providers, which could include providers of information services like Internet access. These and other proposals pending before the FCC related to Universal Service Fund reform are expected to generate considerable debate and their outcome is not predictable. In addition, various states maintain, or are in the process of implementing, their own universal service programs. Rising universal service obligations may increase our overall costs. We, however, could benefit from Universal Service Fund program subsidies if we choose to deploy network infrastructure and services in areas and to customers eligible to receive universal service support.

Other Regulatory Obligations.

Telecommunications carriers such as us are subject to a variety of miscellaneous regulations at the federal and state level that can have cost or operational implications. The regulations, for instance, require the filing of periodic revenue and service quality reports, the provision of services to customers with hearing or speech disabilities and associated funding of telecommunications relay services, protection of Customer Proprietary Network Information (CPNI), the capability to associate a physical address with a calling party’s telephone number (E-911) and cooperation with law enforcement officials engaged in lawful communication intercept or monitoring activities, in addition to regulating telemarketing and slamming, which involves an unauthorized change in a subscriber’s carrier of choice. Noncompliance with these and other provisions can result in administrative fines and penalties.

Regulation of Wireless Services

There exists a highly developed and complex regulatory scheme for providers of wireless telecommunications services. However, because our wireless services will not likely be regulated as a commercial mobile radio service, we will generally not be subject to those regulations. Instead, we will be subject to regulation as a provider of information services to the extent that we provide wireless data services. Because we propose to offer wireless Internet access, we may be subject to net neutrality rules developed by the FCC designed to govern the manner by which Internet service providers permit their customers access to and from the Internet. We plan to offer other wireless carriers the ability to permit their customers to “roam” onto our wireless in-building network. To the extent those customers roam using data services, we will still be considered to provide information services. If we carry the voice traffic of other carriers’ customers over our in-building IP network, those calls would likely be considered interconnected VoIP calls and we would be obligated to comply with whatever regulatory scheme is developed for interconnected VoIP services. In either case, the FCC has not mandated roaming among non-CMRS providers. Therefore, it is not clear whether we will be able to secure roaming agreements with commercial providers to carry either their voice or data traffic. The use of unlicensed spectrum, which we will operate within buildings to provide our 4G services (regardless of whether we are carrying voice or data or the traffic of our own customers or a third party’s), is not highly regulated. We are obligated to observe technical limitations imposed by the FCC’s rules and are required to accept harmful interference from other entities using unlicensed spectrum. See also section entitled “Regulation of Voice over Internet Protocol (VoIP) Calls” above.

Key Regulatory Proceedings

The following summary of regulatory developments does not purport to describe all current and proposed federal, state and local regulations, administrative rulemakings and legislation that may affect us. Federal and state legislation and regulations governing telecommunications and related services is a subject of ongoing judicial proceedings, rulemakings and legislative initiatives that could change, in varying degrees, the manner in which the communications industry operates and could materially affect Wave2Wave and RNK’s business.

Intercarrier Compensation

The FCC currently is reviewing the compensation arrangements that exist between carriers for the use of their respective networks in several interrelated dockets. Various proposals have been under review. On November 5, 2008, the FCC released a notice seeking comment on three proposals, including a draft order circulated by the then FCC Chairman Martin. These proposals or other proposals could significantly alter the manner in which local carriers charge long distance carriers and other types of carriers such as VoIP providers, for the origination and termination of communications traffic and the rates local exchange carriers charge for these services. The proceeding could also significantly alter the manner in which and rates at which facilities-based local carriers charge other carriers, such as VoIP providers and wireless providers, for the origination and termination of local communications traffic. One specific proposal under consideration would, over a specified transition period, establish a single, low rate for all traffic and providers. Another proposal would bar carriers from charging each other and require that carriers recover all network costs from their own end users—a regime called bill and keep, meaning, bill your own customer and keep the proceeds. The FCC’s review of these matters will not only re-examine the rules governing the way carriers charge one another but also the potential effect that changes to the intercarrier compensation regime could have on various federal subsidy programs such as the Universal Service Fund, on the nation’s legacy carrier network infrastructure, and on consumers’ retail rates. The FCC has taken no action of any of these proposals and it is difficult to predict if or when the agency will take up comprehensive intercarrier compensation reform or what the final rules would require. The FCC has recently sought comment on whether intercarrier compensation and USF reform should be addressed in the national broadband plan Congress directed the agency to complete in February 2010.

In addition to comprehensive intercarrier reform proceedings, there are several pending proceedings reviewing discrete intercarrier compensation issues. These include a proceeding to address so-called phantom traffic, which is traffic whose nature and originating provider cannot readily be determined.. Another pending docket, pertaining to so called “traffic pumping,” was initiated by incumbents and their interexchange carrier affiliates to curb the practice of generating large amounts of intercarrier compensation by soliciting customers with high in-bound calling patterns. Some alternatives proffered in this docket include access growth caps or certifications that carriers are not sharing access revenues with customers. Additionally, on November 6, 2008, the FCC issued a further order finding that dial up Internet access traffic to ISPs is subject to reciprocal compensation and extending the rate it had previously set for terminating this traffic to the ISP.

Access to Incumbent Network Elements and Special Access Services

We rely on incumbent LEC network elements to connect over the last mile to some of our customers. In a series of orders and court rulings culminating in 2004, the FCC reduced the types of network elements incumbents must make available at low rates. For the most part, those orders maintained unbundled, low-cost access to DS 1 local loops and transport. In more recent years, the incumbent carriers have sought to use a provision of the 1996 Telecommunications Act, called forbearance that allows incumbents to petition for elimination of remaining unbundling requirements if certain criteria are met. These petitions have met with mixed success. On December 4, 2007, the FCC rejected a request by Verizon to forbear from unbundling obligations in six markets, including New York, Boston and Philadelphia. The FCC’s decision was overturned on appeal and remanded to the agency. The remand remains pending. If the incumbent’s ultimately prevail on this issue, RNK may be exposed to increased costs as incumbents eliminate low-cost access to unbundled network elements.

Where these elements are not available at low rates on an unbundled basis, the company may lease them from the incumbents or other providers as point-to-point services, called special access services. Special access services may be materially more expensive than unbundled network elements. Although incumbent carrier special access services are subject to price regulation, incumbents are able to lift price regulation in areas where they can show competitive alternatives. In 2005, the FCC initiated a rulemaking to assess whether its deregulation of special access services is premature and whether it should re-impose pricing regulation. Such an action, if taken, could reduce our costs of leasing special access services.

Broadband Network Management and Net Neutrality Policies.

On October 22, 2009, the FCC launched a new rulemaking to codify previously adopted “net neutrality” principles and to require, subject to reasonable network management, broadband Internet access service providers to treat lawful content, applications and services in a nondiscriminatory manner and to disclose network management practices. The FCC also proposes to extend these requirements to all forms of broadband Internet access, including fixed or mobile, licensed or unlicensed, wireless services. Net Neutrality obligations are also the subject of pending federal legislation. Although the discussion of Net Neutrality obligations by service providers pertains principally to broadband Internet access services provided to retail subscribers, the FCC has also sought comment on whether or how to regulate managed IP services, including business services provided to enterprise customers. Developments in this area are difficult to predict and could have implications for all network management practices, including those pursued by us.

Roaming

In the context of several proceedings the FCC is considering its roaming regulations which today require CMRS providers to offer automatic roaming for switched voice, push-to-talk and text messaging services to other carriers on reasonable and non-discriminatory bases. The FCC does not require carriers to offer roaming to other carriers that are licensed for spectrum in the market for which they seek roaming rights, so-called “home roaming.” The FCC is likely to revisit the home roaming exception (permitting carriers to seek roaming rights where they have spectrum). It is also expected to determine whether automatic roaming obligations should extend to data services (and not merely the switched telephone, push-to-talk and text messaging services to which it applies today). The FCC’s evaluation of this matter may affect our planned provision of wireless services.

Spectrum Issues

The FCC has acknowledged that there may not be sufficient spectrum available to meet wireless broadband needs, particularly as wireless technologies begin to support high-capacity applications such as data and video. Accordingly, the FCC is examining how it may make additional spectrum available. This spectrum may be allocated for unlicensed purposes, potentially making additional capacity for our in-building 4G based HFW network. However, the FCC may also make spectrum available on a licensed basis, creating additional competitors (or strengthening existing competitors) by providing them with additional spectrum capacity.

Handset Exclusivity

Carriers have complained to the FCC that handset manufacturers have been contractually restricted from making handsets available to all carriers. These handset exclusivity arrangements particularly disadvantage smaller carriers who are prevented from offering their customers the most attractive handsets, which larger carriers have prevented from being broadly available. If the FCC regulates against handset exclusivity, it may negatively affect us. However, it may positively affect us if we are able to access handsets to make available to our customers which were previously the subject of exclusivity arrangements.

State Review of Intrastate Access Charges.

We face substantial uncertainties stemming from ongoing state utility commission proceedings and legislative initiatives in various states. Such proceedings, as well as those that may be filed in the future, and any state or federal judicial proceedings or legislative initiatives, could result in significant changes to the regulatory environment of a particular state. We cannot predict the outcome of ongoing administrative or judicial proceedings or their potential impact upon the company. Further, we cannot predict how carriers will interpret these rules and whether or not such interpretations will adversely impact us.

Several state public utility commissions are currently reviewing the level of intrastate access charges that can be imposed by local exchange carriers, including competitive carriers such as RNK. As a result of these state proceedings, competing carriers may be required to lower their intrastate access rates to the levels of the major incumbent carrier against which they compete, Verizon for example, or to the level of their interstate access charges. Competing carriers may have the ability to demonstrate that their costs of originating or terminating traffic justify higher rates than those charged by the competing incumbent carrier. Several legislatures have also imposed such requirements by statue. Two recent examples of state commission action related to access charges are illustrative. In 2009, the Massachusetts Department of Telecommunications and Cable (DTC) ruled that CLEC intrastate access charges should be capped at Verizon’s substantially lower rates unless a CLEC cost justifies a higher rate. As a result of the order, our revenues were partially reduced by approximately $116,561 in June of 2010 with the full impact of the rate reduction occurring in July. CLECs are allowed to cost justify a higher rate by filing a cost study with the DTC. Such a filing would require a full adjudicatory proceeding. At this point, RNK has not determined what rate it could support. Similarly, the New Jersey Board of Public Utilities recently reviewed access charges, including those charged by CLECs. On February 1, 2010, the New Jersey Board of Public Utilities ordered LECs to decrease intrastate access charges over three years. Further, the Board ordered CLECs to, within 20 days of the date of the order, reduce intrastate access charges to the composite rate charged by the applicable incumbent local exchange carrier. If the order remains unchanged and/or its appeal is unsuccessful, the initial reduction rate is 54% below the historic rate with further reductions to the final rate forthcoming. Several parties, including Verizon New Jersey, United Telephone Company of New Jersey, Inc. d/b/a Century Link f/d/b/a Embarq and the Joint CLEC parties (including RNK) have appealed the order in New Jersey courts. These appeals are currently pending. These proceedings will have the effect of materially reducing the revenue that RNK receives from intrastate access charges if we are unable to replace the lost revenue.

Local Regulation

Our network is subject to numerous local regulations such as building codes, municipal franchise requirements and licensing. Such regulations vary on a city-by-city and county-by-county basis and can affect the company’s provision of both network services and carrier services, as well as, where applicable, video services. In some of the areas where we provide service, we may be subject to municipal franchise requirements and may be required to pay license or franchise fees based on a percentage of gross revenue or other formula. It is possible that some municipalities that do not currently impose fees could seek to impose fees in the future, and that, following the expiration of existing franchises, they could increase fee levels. In many markets, the traditional local telephone companies do not pay rights-of-way fees or pay fees that are substantially less than those paid by us.

Competitive Carriers

The telecommunications industry is highly competitive. Our core business competes primarily on the basis of the price, availability, reliability, variety and quality of its service offerings and customer care. Our competitors in the provisioning of data, local and long distance telecommunications include:

•	incumbent carriers such as AT&T, Qwest and Verizon;

•	independent long distance carriers such as Sprint Nextel, and other competitive carriers; and

•

other types of companies, including wireless carriers, resellers, cable companies, Internet service providers, satellite carriers, equipment vendors, network integration outsourcing vendors, electric utilities, and businesses offering long distance data and voice services using VoIP.

Incumbent Carriers. We believe that our primary competition in each of our markets will continue to be the incumbent carriers, which are the large telephone companies, such as AT&T, Qwest and Verizon that today constitute the traditional RBOCs that historically provided local telephone service. These carriers are vertically integrated and offer a comprehensive package of local, long distance and Internet services to their customers in direct competition with us.

Incumbent carriers generally have long-standing relationships with their customers, have financial, technical and marketing resources and economies of scale substantially greater than ours and have the potential to subsidize competitive services with revenue from a variety of other businesses. While the Communications Act of 1934, as amended, or the Communications Act, and past decisions by the Federal Communications Commission, or the FCC, and state regulatory commission have established extensive obligations on the incumbent carriers to allow non-incumbent carriers such as us to interconnect with the facilities of the incumbent carriers and to obtain critical network elements, such as certain digital T1, 10 mbps, 100 mbps and 1 gbps transmission lines, from those carriers, the scope of those obligations has been narrowed pursuant to recent court decisions and regulatory changes. These developments, which have resulted in increased pricing flexibility and relaxed regulatory oversight for incumbent carriers, may have a negative impact on our business opportunities and competitive position. As noted above, however, the FCC has an ongoing proceeding to assess the impact of this pricing flexibility regulatory regime.

FCC decisions and policy initiatives provide incumbent carriers with increased pricing flexibility for their private line, special access and switched access services. These FCC decisions and initiatives provide that, when an incumbent carrier demonstrates that competitors have made specified competitive inroads in providing a specified federally-regulated service in a geographic area, the incumbent carrier in that area may offer discounts to large customers through contract tariffs, engage in aggressive volume and term discount pricing practices for its customers, or otherwise free itself of regulatory constraints. Regulators in some states have adopted or are considering similar forms of deregulation or alternative regulatory plans. These actions could have a material adverse effect on the ability of competitive carriers, including us, to compete with the incumbent carriers.

Consolidation of Established Long Distance Operators and Other Competitive Carriers. We also face, and expect to continue to face, competition from other current and potential market entrants. Consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry, as well as the development of new technologies, could give rise to a number of new competitors that may put us at a competitive disadvantage. Established long distance carriers such as AT&T, MCI and Sprint made significant inroads into the marketplace for local and other services, and the mergers between AT&T and SBC, between MCI and Verizon, and between AT&T and BellSouth increased the strength of those combined companies in both the local and long distance markets. These mergers also decreased the competitive alternatives available to us for various network elements and services. Many other incumbent and non-incumbent carriers also are expanding their facilities-based and non-facilities-based offerings in the long distance market. Other new competitive carriers already have established full service local operations in some of our current and target markets. Many competitive carriers and long distance service providers have been struggling financially, but we cannot accurately predict which of these carriers will be able to continue to compete effectively against it over time. We also cannot accurately predict all of the changes that the marketplace for telecommunications services may continue to experience. For instance, prices in the long distance market have declined significantly in recent years and are expected to continue to decline, but we cannot predict the ultimate effect this may have on our competitors or on our business.

Wireless Carriers. National carriers such as AT&T, Sprint, T-Mobile USA and Verizon Wireless, as well as smaller regional companies, provide wireless, local and long distance services. Increasingly, these companies are providing broadband mobile services as well. Established providers in other industries, such as cable television companies, as well as companies that specifically target markets with defined demographic characteristics, also have entered into arrangements to resell or re-brand wireless services. Some of these providers have long-standing relationships with customers and financial, technical and marketing resources substantially greater than ours. In addition, the availability of new wireless spectrum is expected to increase the number of wireless providers and improve their service offerings.

Industry consolidation also has resulted in the significant growth of traditional wireless competitors. Continued consolidation within the wireless industry could create economies of scope and scale that would improve the ability of wireless carriers to compete in the marketplace for telecommunications services. Recent advances in technologies allow wireless carriers to provide not only voice but also data transmission, Internet access services and next generation services, such as mobile multimedia products. In addition, the introduction of fixed wireless applications has facilitated the creation of companies that are in the process of installing equipment and building networks that may offer the same types of services that we offer or intend to offer. The planned deployment of WiMax technology, for example, will facilitate the development of similar broadband access services on a fixed and mobile basis.

Internet Service Providers. Advances in digital transmission technologies have created opportunities for the transmission of voice and data services over the Internet. Broadband Internet service providers such as AT&T, Qwest, Verizon and the largest cable television companies are exploiting their market position as incumbent providers of telecommunications or cable television services to promote their broadband Internet services and related voice and data applications.

VoIP Providers. We expect to face increasing competition from companies offering long distance data and voice services using VoIP. The emergence of these companies could present a competitive threat, principally because the regulatory classification of VoIP remains unclear. Providers of VoIP services may be able to avoid costly regulatory requirements, including the payment of intercarrier compensation fees, if these regulatory classification issues are resolved in favor of VoIP providers. Such a resolution could impede our ability to compete against these providers on the basis of price.

Cable Television Companies. Cable television companies such as Cablevision Systems Corp., Comcast Corporation, Cox Communications Inc. and Time Warner Cable Inc. have continued to deploy telecommunications and broadband Internet access services aggressively to customers on a broad scale. These companies initially deployed telecommunications services using circuit-switched facilities, but, increasingly, these companies are using VoIP applications and other technologies to provide voice services in a less costly, more efficient manner. In addition, some of these companies, including Time Warner, Cox and Comcast, have announced plans to resell wireless services, which potentially could lead to the creation of new bundled competitive service offerings that incorporate multimedia components of cable television and wireless broadband Internet access services at competitive rates. Some of these companies have recently acquired a financial interest in spectrum capable of accommodating advanced mobile wireless services. Such a development also could result in additional competitive offerings. Cable companies are also aggressively expanding into the small and medium-size business market with VoIP-based service offerings.

Intellectual Property

To protect our proprietary rights, we rely on a combination of trademark, copyright, patent, trade secret and other intellectual property laws, employment, confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements and protective contractual provisions with our partners, licensees and other third parties.

Trademarks. As of October 1, 2010, Wave2Wave has two trademark registrations and two pending trademark applications in the U.S. for three word marks and one logo. We have been granted Federal trademark status for the following marks: Wave2Wave and Wave2Wave Logo. As of October 1, 2010, our subsidiary, RNK has 14 trademark registrations in the U.S. for a variety of word marks, logos and slogans. We have been granted Federal trademark status for the following marks: RNK Telecom, RNK Telecom Logo, RNK Communications, RNK Communications Logo, Bridge2VoIP, ReVoS, Voip2Go, SubjectTalk, RNKVoIP, Don’t Give Out Your Number Give Out One of Ours, Phone Number Bank, Phone Number Bank Logo, MyTempNumber, and Dialaroundtheworld.com.

Copyrights. We have not registered any copyrights. All works of original authorship fixed in a tangible form that may exist are unregistered.

Patents. As of October 1, 2010, we had no issued U.S. patents. RNK is in the process of applying for additional patent coverage for various aspects of its technology, including technologies for telecommunications services. As a result, as of October 1, 2010, we had three U.S. patent applications on file relating to various telecommunications technologies.

Other Materials. From time to time our personnel will report on potential intellectual property opportunities for the company. These opportunities may include new product and service offerings, and potential proprietary information association with such services which may warrant application for formal IP protection. Regarding potential patentable material, our personnel will conduct interviews with the inventors, may perform initial prior art searches, and if a determination is made that the proprietary material is valuable enough to the company to warrant patent protection, such applications are made with the assistance of third-party patent counsel with support of our own in-house patent counsel. Pursuant to this process, RNK has filed provisional and non-provisional utility patent applications. Currently, we are evaluating certain technologies and their potential patentability.

In addition, we also seek to maintain certain intellectual property and proprietary know-how as trade secrets, and generally require our partners to execute non-disclosure agreements prior to any substantive discussions or disclosures of our technology.

Employees

As of September 30, 2010, we had 166 employees. None of our employees is subject to a collective bargaining agreement. We believe that we have good relations with our employees.

Properties

We lease approximately 7,555 square-feet of office space in Hackensack, New Jersey, pursuant to a lease set to expire on November 30, 2013, for a current monthly rent of $18,415.31, which will increase to $19,044.90 per month as of December 1, 2010, for the corporate headquarters of Wave2Wave. For the corporate headquarters of RNK, we lease approximately 14,925 square-feet in Dedham, Massachusetts, pursuant to a lease set to expire on December 31, 2014, at a monthly rent of $26,118.75 for 2010, $27,362.50 for 2011, $28,606.25 for 2012, $29,850 for 2013 and $31,093.75 for 2014. We also lease 9,375 square-feet in Bedford, Massachusetts, pursuant to a lease for a current monthly rent of $14,648.44. We do not own any real estate. We believe that our existing facilities are suitable and adequate for the business conducted therein, appropriately used and have sufficient capacity for their intended purpose.

Collocation Space

In addition to the real estate mentioned above, we also lease several collocation sites throughout the region. These sites are leased to provide secure locations for mission-critical equipment within our network. These collocation sites allow us to locate network switching, server and storage equipment in secure, geographically diverse sites, and interconnect to a variety of telecommunications and other network service provider(s) with a minimum of cost and complexity. These sites include:

•	111 8th Avenue, New York, NY

•	111 Pavona Avenue, Jersey City, NJ

•	433 Hackensack Avenue, Hackensack, NJ

•	60 Page St., Bedford, Massachusetts

•	60 Hudson St., New York, New York

•	50 NE 9th Street, Miami, Florida

•	165 Halsey St., Newark, New Jersey

•	21 Harborview Avenue, Stamford, Connecticut

•	360 Hamilton Avenue, White Plains, New York

•	111 South Independence Mall East Philadelphia, Pennsylvania

•	401 North Broad Street, Philadelphia, Pennsylvania

•	111 North Canal Street, Chicago, Illinois

60 Hudson Street and 165 Halsey Street serve as two of our primary POPs, and are the anchor locations for our geographically redundant network architecture. All of these locations are equipped with high levels of physical security including 24 hours per day, seven days per week, guard services. All of the locations are also equipped with redundant power facilities including generators and/or back up battery power systems to guard against any type of power related outages. The cooling systems in these facilities are also continuously maintained to peak performance to avoid any type of heat related issues with network switching equipment.

For the most part, we provide our own technical and facilities support to these building, dispatching our technicians where necessary. However, in certain key locations, we do also deploy

“remote hands", or contract services to other telecommunications technicians to provide emergency technical or facilities related support.

Legal Proceedings

From time to time we are involved in legal proceedings arising in the ordinary course of our business. We believe that we have adequately reserved for these liabilities and that there is no litigation pending, except as noted below, that could have a material adverse effect on our results of operation and financial condition.

Verizon New England, Inc. v. RNK Inc., No. 1:08-cv-11457

On August 22, 2008 Verizon New England, Inc. (“Verizon”) filed a complaint in the United States District Court, District of Massachusetts against RNK, Inc., our wholly owned subsidiary, relating to a billing dispute between the parties in New York, Massachusetts and Rhode Island arising under certain interconnection agreements. These disputes concerned the payment of reciprocal compensation charges and access charges in such states. Verizon alleges several counts for breach of contract and seeks compensation for Virtual Foreign Exchange (“VFX”) traffic as it is defined in the agreements. Verizon also requested that the court stop RNK from billing Verizon a certain rate for reciprocal compensation traffic in Massachusetts and Rhode Island. Verizon has also asked the court to reset the presumptive percentage of Virtual Foreign Exchange traffic. Verizon seeks $10,797,896.53 in damages as of the date of the complaint.

RNK filed its answer on November 11, 2008. RNK denied the claims proffered by Verizon and asserted defenses and counter claims for breach of contract and violation of the Massachusetts Consumer Protection Statute. RNK’s counter claims seek $25,361,434 in compensatory damages as of the date of the complaint, declaratory relief and statuary damages under the Massachusetts Consumer Protection Statute. RNK has asked the court to treble its damages due to Verizon’s willful violation of the statute. Verizon filed a motion to dismiss RNK’s counter claims regarding breach of the Rhode Island agreement and answered RNK’s counter claim on December 22, 2008.

RNK filed its opposition on January 15, 2008. Verizon has since withdrawn its motion to dismiss on January 22, 2008. The parties have completed fact discovery and, on September 2, 2010, Verizon filed its Motion for Partial Summary Judgment. Verizon’s motion sought summary judgment on several of its claims and those filed by RNK in its favor.

On October 4, 2010, RNK filed its own motion for summary judgment and reply to Verizon’s motion. RNK’s motion seeks summary judgment on the bulk of its claims. RNK’s management has instructed counsel to vigorously defend against Verizon’s motion and press RNK’s claims. If Verizon were to prevail on its claims as to the rate for or percentage of VFX traffic that should govern the parties’ agreements, RNK could incur substantial costs which may have a material adverse effect on our business and our liquidity, including paying at a higher rate and percentage of VFX traffic. Because we are unable to predict what an adverse decision would result in, we are unable to quantify how it would affect our financial positions, operating results and cash flows.

MANAGEMENT

Executive Officers and Directors upon Consummation of this Offering

The following table sets forth certain information concerning our executive officers and directors as of October 5, 2010, assuming completion of this offering:

Name	Age	Position
Aaron Dobrinsky	46	Chief Executive Officer and Director
Steven Asman	46	Chairman, Secretary (Currently our President and sole Director)
Richard Koch	63	President of RNK
Eric Mann	47	Chief Financial Officer
Sanford McMurtry	46	Chief Operating Officer of RNK
G. Jeff Mennen	69	Director
Joel Blank	53	Director (2)(3)
R. Bruce Merrell	64	Director (1)(2)(3)
Robert P. Heller	48	Director (1)(2)(3)

(1) Member of our proposed Audit Committee

(2) Member of our proposed Compensation Committee

(3) Member of our proposed Nominating and Governance Committee

Our board has concluded that at the time of this filing, each of the members of the board of directors following the consummation of this offering, should serve as a member of the board of directors based upon his particular experience, qualifications, attributes and skills, in light of our business and structure. Biographical information for our directors, executive officers, special advisor and key employees are as follows:

Aaron Dobrinsky, Chief Executive Officer and Director

Aaron Dobrinsky. Mr. Dobrinsky has been our Chief Executive Officer since September 2010, and will become a member of our board of directors upon the consummation of the offering. Since January 2006, Mr. Dobrinsky has served as president of Dobrinsky Management, Inc. (DMI), a management consulting and advisory firm providing strategic, operational and financial guidance to startup and mid-stage companies. Mr. Dobrinsky also served as interim-chief executive officer of Kosher.com, an online national specialty supermarket from June 2009 through September 2010. Mr. Dobrinsky founded GoAmerica (now Purple Communications (NASDAQ: PRPL)) in 1996, and from 1996 to June 2008, he served as the chairman of its board of directors. He also served as president of GoAmerica until November 2000 and chief executive officer until January 2003. Mr. Dobrinsky served as chairman of the board of directors of Purple Communications from 2003 through 2009 and rejoined the board of directors in March 2010 as a director. He also serves as a strategic advisor to the board of directors of Purple Communications. Mr. Dobrinsky was an executive member of the board of directors of RoomLinX, Inc.(Nasdaq: RMLX), a provider of wireless broadband solutions to hotels and conference centers, from June 2004 through November 2006, where he also served as chief executive officer from June 2004 through November 2005. Mr. Dobrinsky has also served as a board advisor and board member for several private companies and non-profit organizations. Mr. Dobrinsky received his BA in Economics and Finance from Yeshiva University and he attended New York University School of Business where he studied Marketing and Finance.

Steven Asman, Chairman and Secretary

Mr. Asman has been our sole director and President since 1999. Prior to joining us, Mr. Asman was the founder, owner and President of Innoventions Enterprises, Ltd., a company that created the patented GustBuster Umbrella. From 1986 through 1994, Mr. Asman was a Vice President of Sterling Development Group, a company that built and developed residential and commercial real estate on Long Island. Prior to this position, from 1987 through 1989, he was Vice President of 340 Morgan Avenue Corp., a company that manages property in Brooklyn, New York. Mr. Asman worked for Royal Realty Consulting Firm Corporation from 1986 through 1987, where he managed commercial real estate and real estate syndication. Mr. Asman’s ten years of experience as our sole director and President, coupled with his management and entrepreneurial skills, will continue to be valuable attributes in his services as a director. Mr. Asman received his B.A from University of Hartford.

Richard N. Koch, President of RNK

Mr. Koch has been President of RNK since 1999, and was Chief Executive Officer of RNK from 1999 to 2007. Together with co-founder Joy Tessier, Richard Koch established RNK, our wholly-owned subsidiary, in 1997. Under his leadership, RNK grew from a small regional reseller to a full-service telecommunications provider with a global presence and the nationwide technology infrastructure to process billions of usage minutes annually. Mr. Koch’s career as an entrepreneur and telecommunications innovator spans more than 25 years and includes a number of central leadership roles in businesses on the cutting edge of phone/computer convergence technologies. In 1985, Mr. Koch became president of Boston CitiNet, a pioneering videotext company. During his tenure, the business grew into a national franchise, American CitiNet, with a roster of Fortune 500 clients. In 1991, Mr. Koch became president of Untraceable Phone Calls, a telecommunications privacy service, and of Safe Call, a joint venture between Shared Technologies and Cycomm Corporation. Prior to joining RNK, Mr. Koch served as president of Cycomm’s Privacall division, a developer of cell phone security devices and services. Prior to entering the telecommunications industry, Mr. Koch had a 10-year career as a science and chemistry teacher in the Boston public school system. He received a B.A. in Psychology from Boston University, and an M.S. in Education from Boston State College.

Eric Mann, Chief Financial Officer

Mr. Mann has been our Chief Financial Officer since 2000. He has 14 years of corporate banking experience, with a focus in leverage finance and the telecommunications industry. From April 1998 to April 2000, Mr. Mann worked for Mitsubishi Trust and Banking Corporation as a Vice President in Leverage Finance, with a concentration on the Telecommunications industry. As Vice President, Mr. Mann worked for Merita Bank, first in the Leverage Finance Group from 1990 to 1995, and then in telecommunications Finance 1995 to 1998. From 1988 to 1990, he worked in the leverage finance group at Fuji Bank. Mr. Mann began his banking career with Chemical Bank, where he successfully completed the bank’s training program and worked from 1986 to 1988 as an analyst. Mr. Mann received his MBA in Finance from Pace University and his BBA from The University of Massachusetts in Amherst.

Sanford McMurtry, Chief Operating Officer, RNK

Mr. McMurtry has served as Chief Operating Officer of RNK since September 2010, and served as our Vice President of Network Operations since 2008. Prior to that, he served as RNK’s Vice President, Strategic Operations beginning September 2006. Before joining RNK, our wholly-owned subsidiary, and subsequent to joining us, McMurtry was Director of Verizon’s Telecom Finance organization. During his 21-year career at Verizon, Mr. McMurtry led a range of departments ranging from Operator Services and Human Resources to Network Services and Wholesale Markets. Mr. McMurtry received a B.A. in Psychology from The College of the Holy Cross, as well as an M.B.A. from Suffolk University.

Board of Directors

G. Jeff Mennen, Director

Mr. Mennen will become a director upon consummation of the offering. Mr. Mennen is the former Vice Chairman of The Mennen Company. The Mennen Company was started in 1878, at

Newark, New Jersey, moving to Morristown, New Jersey in 1953, where it manufactured and sold many over-the-counter pharmaceuticals and personal products such as Skin Bracer, Speed Stick, and Baby Magic products. He spent most of his career working for his family owned business. He started his career with The Mennen Company in April 1968 as a sales merchandiser and later, in marketing, in the United States. In July 1975 he became Vice President of Latin America for Mennen International and in August of 1977 was promoted to President of that division. Under his leadership, Mennen International grew over 90% in both sales and profits. In 1981, he was named Vice Chairman of the Mennen Company and was elected to its Board of Directors where he served until the company was sold to Colgate-Palmolive in 1992. In 1989, Mr. Mennen founded the G.J. Mennen Group, a consulting firm that specializes in assisting family owned businesses in their efforts to provide a stable environment for the family and employees of their companies. Succession planning, strategic planning and marketing assistance are the core of this consulting business. Mr. Mennen presently serves on the Board of Directors for On-Site Analysis, Inc., Group Thermo, Inc. and The Fabri-Form Company. Mr. Mennen received his B.S in Business from Washington & Lee University in 1964 and M.S in Foreign Trade from American Institute for Foreign Trade in 1965. Mr. Mennen’s extensive management experience, substantial business knowledge and strong leadership skills will enhance his contributions as a director.

Joel M. Blank—Director

Mr. Blank will become a director upon the consummation of the offering. Mr. Blank is an Executive Vice President of BDI-Laguna Holdings Inc. and is responsible for all sales, merchandising and purchasing. Prior to the merger of BDI Inc and Laguna Corporation, Mr. Blank was the President of Laguna Corporation for six years. Laguna is a total solution provider committed to supplying consumer electronics and computer products to the nation’s most successful retailers through state-of-the-art logistical services. The combined entities have over 300 employees and approximately $900,000,000 in annual revenue. As a founding partner of Laguna Corporation, Mr. Blank was in charge of various aspects of the company including sales, marketing, and purchasing. Prior to founding Laguna Corporation, Mr. Blank spent most of his career working for various manufacturers and distributors in the computer industry. Mr. Blank began his career in computer sales and distribution serving as the Director of Sales for Zemex/Promark Corporation from 1990-1992 and then as Vice President of Sales for Atlantic Logic from 1992-1994. Mr. Blank earned a B.S. degree in economics from Penn State University in 1979. Mr. Blank’s business experience and entrepreneurial skills will be useful in his contributions on our board of directors.

R. Bruce Merrell—Director

Mr. Merrell will become a director upon the consummation of the offering. Mr. Merrell has been President and CEO of Browz LLC, a SaaS business, serving the supply chain and risk management markets, since 2006. Under his leadership, Browz experienced a significant cash flow and profitability turnaround in this early stage venture. From 2002 to 2003, Mr. Merrell served as an independent business consultant focusing his attention with T-Mobile USA on the development and implementation of the “T-Mobile HotSpot” service. Mr. Merrell was President, CEO and co-founder of Laptop Lane Limited, providing a private office with “peace, quiet and a T-1 line” in airports. Laptop Lane partnered with Nokia and was an early user and provider of wi-fi 802.11 service. Laptop Lane had grown to 18 locations in 12 airports when it was acquired by SoftNet Systems, Inc (SOFN). From 1994 to 1996, Mr. Merrell served as Interim President and CEO of Oral Logic, Inc., a venture backed consumer products manufacturing and marketing company with significant financial and shareholder difficulties. In a short time, the company was streamlined, yielding a dramatic profit and cash flow turnaround. From 1993 to 1994, he was involved in the acquisition and sale of assets of the Hypercolor Division from the Generra Sportswear bankruptcy. Mr. Merrell was President and CEO of Pacific Northern Oil Corporation (PNO) in Seattle, Washington from 1977 to 1991. PNO was a multinational marketer of petroleum products. Mr. Merrell graduated from the University of Utah with a Master of Engineering Administration (MSME) in 1973 and a BS in Industrial Engineering (BSME) degree in 1969. Mr. Merrell has extensive experience working on and with boards of directors. His experience with the start- up, expansion and sale of Laptop Lane, as well as his experience with T-Mobile HotSpot’s wi-fi venture, will make him a valuable addition to our board of directors.

Robert P. Heller—Director

Mr. Heller will become a director upon consummation of the offering. Mr. Heller is currently Vice President of Finance and Chief Financial Officer of National Home Health Care Corp. and has been with the company since 1989. National Home Health Care Corp. was a publicly traded company until November 21, 2007 when purchased by Angelo Gordon & Company, a private equity firm in New York City. National Home Health Care Corp. today has approximately 4,600 employees and is one of the largest providers of home health care services on the East Coast, having operations in four states—New Jersey, New York, Connecticut and Massachusetts. From 1985 to 1989, Mr. Heller worked in the audit department of Eisner & Company, L.L.P, a large regional CPA firm. Mr. Heller graduated in 1983 from Fairleigh Dickinson University with a Bachelor of Science in Accounting and is a Certified Public Accountant—State of New Jersey and America Institute of Certified Public Accountants. Mr. Heller has extensive experience in the preparation of public company filings and working with independent auditors, and his expertise will serve him well as a member of our audit committee. His experience with the financial affairs of National Home Health Care Corp., in particular with respect to cash management, financing and banking relationships, budgeting, risk management and corporate income taxes, will be an asset in his services on our board of directors.

Strategic Advisor

As described above, as a condition to the execution and delivery of the forbearance agreement, we agreed that Aaron Dobrinsky, our Chief Executive Officer, and Sanford McMurtry, Chief Operating Officer of RNK, will report to Jeff Hyland, who will act as strategic advisor to the company. As strategic advisor, and until the offering is consummated and the VPC loan is repaid, Mr. Hyland will have the authority to direct, manage, perform, control, implement and make all decisions with respect to our financial, operational and managerial affairs, cost restructurings, personnel management, asset management and disposition, accounting function, bank and commercial relationship management, and all other aspects of the business as appropriate, provided that he does not have the authority to dismiss Eric Mann or Andrew Bressman. Notwithstanding the foregoing, Mr. Hyland has not been involved with the preparation or review of any of the information contained in this prospectus, nor has he been involved with any of the company’s efforts to consummate this offering. Upon consummation of the offering and repayment of the VPC loan, Mr. Hyland will no longer have such authority or hold such position.

Mr. Hyland has been an Executive Director at Capstone Advisory Group, LLC, a restructuring and transaction advisory firm, since March 2006. Prior to joining Capstone, Mr. Hyland was a Partner at Fort Dearborn Partners, a middle-market turnaround consulting, crisis management, and corporate finance firm, from 1996 to March 2006.

Board Composition

Our amended and restated bylaws provide that the number of directors shall be fixed from time to time by our board of directors. One director is currently fixed by our board of directors. Vacancies occurring on the board of directors may be filled by the vote or written consent of a majority of our stockholders or our directors. Upon the completion of the offering, seven directors will be authorized.

Director Independence

We have reviewed the materiality of any relationship that each of our anticipated directors has with us, either directly or indirectly. Based on this review, our board has determined that three of our anticipated directors will be “independent directors” as defined by the NYSE Amex rules. The independent directors are Joel Blank, R. Bruce Merrell and Robert P. Heller. We intend to identify and appoint one additional independent director within one year after the completion of the offering.

Committees of our Board of Directors

Upon completion of the offering, our board of directors will have an audit committee, a compensation committee and a nominating and governance committee, each of which will have the composition and responsibilities described below.

Audit Committee. We anticipate that our audit committee will initially be comprised of Robert P. Heller and R. Bruce Merrell. Robert P. Heller will qualify as an “audit committee financial expert” for purposes of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the applicable NYSE Amex rules, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent audit committee requirements set forth in Rule 803 of the NYSE Amex Company Guide on the same schedule as it is permitted to phase in its compliance with the independent audit committee requirement pursuant to Rule 10A-3 under the Exchange Act. Pursuant to Rule 10A-3, a newly listed company must have (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing. All of the anticipated members of the audit committee will qualify as independent under Rule 10A-3. We intend to identify and appoint one additional independent director to our audit committee within one year after the completion of the offering. Our audit committee will be authorized to:

•	appoint, compensate, and oversee the work of any registered public accounting firm employed by us;

•	resolve any disagreements between management and the auditor regarding financial reporting;

•	pre-approve all auditing and non-audit services;

•	retain independent counsel, accountants, or others to advise the audit committee or assist in the conduct of an investigation;

•	seek any information it requires from employees—all of whom are directed to cooperate with the audit committee’s requests—or external parties;

•	meet with our officers, external auditors, or outside counsel, as necessary; and

•	oversee that management has established and maintained processes to assure our compliance with all applicable laws, regulations and corporate policy.

Compensation Committee. We anticipate that our compensation committee will be comprised of Joel Blank, R. Bruce Merrell and Robert P. Heller and will be authorized to:

•	discharge the responsibilities of the board of directors relating to compensation of the our directors, executive officers and key employees;

•	assist the board of directors in establishing appropriate incentive compensation and equity-based plans and to administer such plans;

•	oversee the annual process of evaluation of the performance of our management; and

•	perform such other duties and responsibilities as enumerated in and consistent with compensation committee’s charter.

Nominating and Governance Committee. We anticipate that our nominating and governance committee will be comprised of R. Bruce Merrell, Joel Blank and Robert P. Heller and will be authorized to:

•	assist the board of directors by identifying qualified candidates for director nominees, and to recommend to the board of directors the director nominees for the next annual meeting of shareholders;

•	lead the board of directors in its annual review of its performance;

•	recommend to the board director nominees for each committee of the board of directors; and

•	develop and recommend to the board of directors corporate governance guidelines applicable to us.

Code of Conduct and Ethics

Our board of directors will adopt a Code of Conduct and Ethics. The Code of Conduct and Ethics applies to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), agents and representatives, including directors and consultants. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our Code of Conduct and Ethics will be posted on our website at www.wave2wave.com. We intend to disclose future amendments to certain provisions of our Code of Conduct and Ethics, or waivers of such provisions, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or our directors on our website identified above. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Compensation Committee Interlocks and Insider Participation

Our compensation committee will be comprised of Joel Blank, R. Bruce Merrell and Robert P. Heller. No member of our compensation committee will have at any time been an employee of ours. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

We have prepared the following Compensation Discussion and Analysis, or CD&A, to provide you with information that we believe is necessary to understand our executive compensation policies and decisions as they relate to the compensation of our named executive officers.

We currently do not have a compensation committee, but upon consummation of the offering, we will have a compensation committee in place. The primary objectives of the compensation committee of our board of directors with respect to executive compensation will be to attract and retain the best possible executive talent, to motivate our executive officers to enhance our growth and profitability and increase stockholder value and to reward superior performance and contributions to the achievement of corporate objectives.

We expect that the focus of our executive pay strategy will be to tie short- and long-term cash and equity incentives to the achievement of measurable corporate and individual performance objectives, and to align executives’ incentives with stockholder value creation. To achieve these objectives, the compensation committee will develop and maintain a compensation plan that ties a substantial portion of executives’ overall compensation to our sales, operational, and regulatory performance. Because we believe that the performance of every employee is important to our success, we will be mindful of the effect our executive compensation and incentive program has on all of our employees.

Our compensation plan will be designed to attract and retain the best possible talent, and we recognize that different elements of compensation are more or less valuable depending on the individual. For this reason, we will offer a broad range of compensation elements. We will offer our executive team salaries that are competitive with the market, executive bonuses that are in line with our corporate goals, and dependent on measurable results, plus stock option plans designed to retain talent, promote a sense of company ownership, and tie corporate success to monetary rewards. We will also offer a comprehensive benefit package including medical, dental, vision, paid time off, 401(k) with match, life, disability, tuition reimbursement, and more.

The compensation committee will meet regularly to assess the cost and effectiveness of each benefit element regarding its ability to attract and retain talent. This will include regular employee surveys and trending reports. The committee will also regularly assess the compensation and benefits offered by similar companies in the market to ensure offerings are up to date and appropriate for our employee base. Changes and additions will occur regularly to ensure our compensation plan is in line with our corporate goals.

The compensation committee of our board of directors, will have the responsibility of formulating, evaluating and approving the compensation of our directors and executive officers, and assisting the full board of directors in establishing and administering appropriate incentive compensation and equity-based plans. We expect that the compensation committee, with the input of management, will develop our compensation plans in part by utilizing publicly available compensation data and subscription compensation survey data for national and regional companies in the telecommunications industry. For benchmarking executive compensation, we will periodically review the compensation data we have collected from internal and external surveys, as well as various subsets of this data, to compare elements of compensation based on certain characteristics of the company, such as number of employees and number of shares of stock outstanding. By utilizing benchmark data from companies in our industry that have similar organizational structures, and accordingly tend to compete with us for executives and other employees, we believe that this data will provide us with appropriate compensation benchmarks for our executive compensation. We expect that base salaries for our executive officers will be established based on the scope of their responsibilities and their prior relevant background, training, and experience, taking into account competitive market compensation paid by the companies represented in the compensation data we review for similar positions and the overall market demand for similar executives at the time of hire. Base salaries will be reviewed annually and may be increased for merit reasons, based on the executive officer’s success in meeting or exceeding individual performance goals and an assessment of whether significant corporate goals were achieved. We will also assess whether there are any significant differences in how a person is compensated compared to industry benchmarks by utilizing survey data. Our compensation committee, once established, will determine the target levels for the performance criteria. We expect that our corporate goals will be based on our revenues and earnings, and that individual goals will be comparable to the individual goals used in determining compensation for our named executive officers in 2009.

We expect that base salaries for our executive officers will be determined based on the scope of their job responsibilities, prior experience, uniqueness of industry skills, education, and training. Compensation paid by industry competitors for similar positions, as well as market demand will also taken into account. Base salaries will be reviewed annually as part of our performance management program, whereby merit or equity adjustments may be made. Merit adjustments will be based on the level of success in which individual and corporate performance goals have been met or exceeded. Equity adjustments may be made to ensure base salaries are competitive with the market and will be determined using benchmark survey data.

The compensation committee will regularly engage in benchmarking surveys to gather industry specific salary data. In addition to publicly available information, we will periodically pay for subscription compensation survey data (i.e. Radford, an AON consulting company) to specifically target survey data from our competitors. In addition, our compensation committee may periodically engage third-party compensation consultants to analyze our existing compensation policies and recommend changes to those policies based on current market data and trends in compensation in our industry. Using surveys and any information provided by compensation consultants, the compensation committee will evaluate the competitive nature of our various forms of compensation including salary and benefits as well as equity-based compensation relative to other telecom and communications companies.

Our goal is to attract and retain top talent, and for this reason, we will want to maintain a pay-for-performance compensation philosophy that is intended to ensure base salaries and total executive compensation is in line with the 50th-70th percentile of the companies in our industry with a similar number of employees. For this purpose, we will review compensation data for all comparable companies that are included in external market surveys, within our industry and geographical location, as well as national averages.

This pay-for-performance philosophy will directly link high performance with monetary reward. We have worked within the framework to determine each component of an executive’s initial compensation package based on numerous factors, including:

•	the individual’s particular background and circumstances, including training and prior relevant work experience;

•	the individual’s role with us and the compensation paid to similar persons in the companies represented in the compensation data that we review;

•	the demand for people with the individual’s specific expertise and experience at the time of hire;

•	performance goals and other expectations for the position;

•	comparison to other executives within our company having similar levels of expertise and experience; and

•	uniqueness of industry skills.

To determine the initial compensation package for each employee, including our executive officers, each individual will be assigned to a pay grade, determined by comparing position-specific duties and responsibilities with the market pay data and our internal organizational structure. Each pay grade will have a salary range with corresponding long-term incentive award opportunities and a bonus target based on a percentage of the employee’s base salary. We believe that this is the most transparent and flexible approach to achieve the objectives of our compensation program.

Annual base salary increases and annual bonus awards, if any, will be determined by the board of directors. The CEO will recommend annual base salary increases and the amount of annual bonus awards, if any, for the executive officers, which will be reviewed and approved by the compensation committee and subject to final approval by the board of directors. These recommendations will be based on individual and company performance, as well as internal and external market data. Performance data will be measured using our annual performance evaluation process as described below.

Executive officers will also make recommendations with respect to compensation to the CEO on salaries within their respective departments. Executive officers will utilize performance evaluations and benchmarking data provided by the compensation committee when making these recommendations.

The compensation committee will implement an annual performance management program for our executive officers and employees that commences with the establishment of corporate and individual goals for the applicable fiscal year and culminates with an assessment by management, the compensation committee and the full board of directors of the achievement of these goals and the approval of compensation awards and adjustments.

During each year, and coincident with the preparation of our budget for the upcoming fiscal year, we will determine our corporate and individual goals for the upcoming fiscal year. We expect that our corporate goals will include the achievement of qualitative and quantitative sales, operational, financial, and regulatory targets and pre-defined corporate milestones, including progress of our products in development and entering into new collaboration and strategic agreements. Each goal will be weighted as to importance. The board of directors will make any modifications it believes are necessary or warranted and then approves the goals in December of each year. We expect that, on a quarterly basis, members of management will meet with the board of directors to update the board on the progress of achieving the established goals and to discuss the need for modifications, if any, to the previously established goals in order to account for any significant events or changes in corporate strategy that have occurred.

The following primary corporate, financial and operational goals for the upcoming fiscal year, together with the weights associated with each, will serve to define the core values and measurements associated with performance evaluations:

•	Sign new deals, establish new business opportunities (25%);

•	Continue development of existing product lines (25%);

•	Strengthen existing partnerships (15%);

•	Product development and innovation (15%);

•	Improve Customer Service and retention (10%);

•	Improve financial stability by increasing corporate cash balance (10%).

Each of our executive officers will propose his individual goals to our Chief Executive Officer, who will review the proposals with the officer and establish a recommended set of goals which is subject to final approval by the board of directors. The individual goals of our executive officers are designed to support the goals of the company as a whole. The individual goals for our executive officers are assigned weights and a proposed timeline is created for achieving each goal over the course of the year. Our executive officers will be encouraged to meet with our Chief Executive Officer on a quarterly basis to assess their progress on these goals. The achievement of these corporate goals along with core corporate values such as coaching, performance management, leaderships, and innovation will be used when assessing individual performance.

We will assess individual performance and award corresponding salary adjustments, if any, in the first quarter of each year. Cash bonuses if any, will be awarded at the end of each year, and/or sporadically throughout the fiscal year as appropriate and corresponding to the achievement of specific goals. We will use performance evaluations and internal/external market data as described above to annually assess and adjust compensation.

Our compensation structure will be primarily comprised of base salary, annual performance bonus and stock options. In setting executive compensation, the compensation committee will consider the aggregate compensation payable to an executive officer and the form of the compensation. The compensation committee will seek to achieve an appropriate balance between immediate cash rewards and long-term financial incentives for the achievement of both annual and long-term financial and non-financial objectives.

The compensation committee will manage the expected impact of salary increases and performance bonuses by requiring that the size of any salary increases and bonuses be tied to the attainment of corporate and individual goals. For example, the size of each employee’s bonus is determined not only by individual performance, but also by whether we have met our corporate goals.

The compensation committee will view the award of stock options as a primary long-term retention benefit. The compensation committee will make the award of stock options a component of total compensation and will tie the earning of these awards to long-term vesting schedules, generally three years. In most instances, if an employee leaves our employ before the completion of the vesting period, then that employee would not receive any benefit from the non-vested portion of his award. We believe that this feature makes it more attractive to remain as our employee.

We expect that the compensation committee will review from time to time the mix of the compensation elements for executive officers against comparable companies in our industry and geographic location. The size and mix of each element in a compensation package will be based on the impact of the position on the company, market practice and overall corporate and individual performance relative to stated corporate goals. The level of incentive compensation typically increases in relation to an executive officer’s responsibilities and ability to meet individual and corporate goals. The compensation committee will make a significant portion of an executive officer’s compensation contingent on corporate performance more closely aligns the executive officer’s interests with those of our stockholders.

The compensation committee may decide, as appropriate, to modify the mix of base salary, annual and long-term incentives to best fit an executive officer’s specific circumstances or if required by competitive market conditions for attracting and retaining skilled personnel. For example, the compensation committee may make the decision to award more cash and not award a stock option. The compensation committee may also decide to award additional stock options to an executive officer if the total number of stock option grants received during an individual’s employment with us does not adequately reflect the executive’s current position. We believe that this discretion and flexibility allows the compensation committee to better achieve our compensation objectives.

The 2009 individual goals for our named executive officers were as follows:

Steven Asman, President and Chairman—confer with the executive team in devising, planning and executing corporate, financial and strategic business plans and objectives; and further our corporate growth and increase stockholder value.

Richard N. Koch, President of RNK—participate with our executive team in planning and executing corporate, financial and strategic business plans and objectives; oversee business development; and participate in decision making with regard to completing and managing corporate collaborations.

Eric Mann, Chief Financial Officer—participate with our executive team in planning and executing corporate, financial and strategic business plans and objectives; confirm with our President and the executive team that our financial needs are adequately met; provide adequate cost and budgetary controls and timely reporting to effectively manage our finances; oversee facilities and administration functions; and participate in decision making with regard to completing corporate collaborations.

Andrew Bressman, Managing Director and Head of Business Development—participate with our executive team in overseeing the day-to-day operations and management of the company; locate and develop new strategic opportunities; generate business and strategic relationships; and interface with technology partners and vendors.

Sanford McMurtry, Vice President, Network Operations—participate with our executive team in planning and executing corporate, financial and strategic business plans and objectives; oversee the company’s facilities, bandwidth transport and network functions; and interface on a regular basis with technology partners.

Base Salary

Mr. Koch’s employment agreement provides that his base salary shall initially be $420,000, which shall increase by approximately 10% on each of January 1, 2008, January 1, 2009 and January 1, 2010. Mr. Mann’s and Mr. Bressman’s base salaries for 2009, of $350,000 and $525,000 respectively, were set forth in each of their employment agreements, which were entered into on June 12, 2009. In 2009, Mr. Asman did not receive a base salary. In determining the base salary and amount of increase of Mr. Koch’s salary as set forth in his employment agreement, the base salaries set forth in each of Messrs. Mann’s and Bressman’s employment agreements, and in determining the amount of base salary and increase of Mr. McMurtry’s salary for 2009, we considered the following factors:

•	the scope of the responsibilities associated with the position held by each executive and where that position fits within our overall corporate structure;

•	base salary level of each executive officer in prior years;

•	prior experience;

•	uniqueness of industry skills;

•	seniority of the individual’s executive position; and

•	education and training.

We did not assign relative weights or rankings to these factors, but instead made a subjective determination taking into account all of these factors. Additionally, compensation paid by public companies of comparable size and stage of development in the telecommunications industry for similar positions, based on publicly available compensation data, as well as market demand, were also taken into account to ensure that the salaries were competitive with the market. We believe this process allows us to check our compensation scheme against the market, as we strive to set base salaries of our executives in the range of levels of companies that may compete with us for executives and other employees. No cash bonuses were paid in 2009.

The base salary increases from 2008 to 2009 for our named executive officers are set forth below.

Name	2008 Base Salary ($)	2009 Base Salary ($)	Increase (%)
Richard N. Koch President of RNK	462,000	508,200	9.1
Eric Mann Chief Financial Officer	333,333	350,000	4.8
Andrew Bressman Managing Director and Head of Business Development	525,000	525,000	0
Sanford McMurtry Vice President, Network Operations	233,125	235,000	0.8

Equity Incentive Awards

The factors which we considered in setting the equity incentive awards for each named executive officer in 2009 included the following:

•	skills, responsibilities and experience;

•	the executive’s past performance;

•	the executive’s anticipated future contributions;

•	the executive’s ability to identify and facilitate the consummation of strategic business acquisitions; and

•	the executive’s ability to facilitate this offering.

The awards were intended to provide the executive with incentives to build value in the organization over an extended period of time, to maintain competitive levels of total compensation and to more closely align our executives’ ownership interests with the long-term interests of our stockholders. In November 2009, following the adoption of our 2009 Employee and Director Equity Incentive Plan, our board approved the grant of stock options to our Chief Financial Officer, Managing Director and Head of Business Development and Vice President, Network Operations, at an exercise price equal to the fair market value of our common stock on the date of grant. Specifically, we made the following grants to our named executive officers on November 20, 2009: (i) to Eric Mann, non-qualified options to purchase 155,270 shares of common stock and incentive stock options to purchase 15,625 shares of common stock, which options were fully-vested on the date of grant; (ii) to Andrew Bressman, incentive stock options to purchase 31,250 shares of common stock which options were fully-vested on the date of grant; and (iii) to Sanford McMurtry, incentive stock options to purchase 9,375 shares of common stock, of which 938 shares vested on the date of grant, and the remaining shares will vest in equal installments on each of the first, second and third anniversaries of the date of grant. We also issued 310,540 shares of common stock on November 20, 2009 to Mr. Bressman, pursuant to his employment agreement, as amended.

Relationship of Elements of Compensation

Base Salary. Base salaries for our executives will be established based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies for similar positions. Base salaries are reviewed annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. Annual reviews are typically delivered in February of each year; evaluating and rewarding performance during the prior calendar year.

Discretionary Annual Bonus. The compensation committee will have the authority to award discretionary annual bonuses to our executive officers and will set the terms and conditions of those bonuses and take all other actions necessary for the plan’s administration. These awards are intended to compensate officers for achieving financial and operational goals and for achieving individual annual performance objectives. These objectives vary depending on the individual.

Long-Term Incentive Program. We believe that long-term performance is achieved through an ownership culture that encourages such performance by our executive officers through the use of stock and stock-based awards. Our stock compensation plans have been established to provide certain of our employees, including our executive officers, with incentives to help align those employees’ interests with the interests of stockholders.

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the last three fiscal years ended December 31, 2009, 2008 and 2007 earned or paid to our President, our Chief Financial Officer, and our three other most highly compensated executive officers, other than our President and Chief Financial Officer. We refer to these individuals as our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Steven Asman	2009						12,468	(2)	12,468
President and Chairman	2008	—							—
	2007	—							—
Richard Koch	2009	508,200					27,454	(2)	535,654
President of RNK	2008	462,000					24,732	(2)	486,732
	2007	420,000					25,346	(2)	445,346
Eric Mann	2009	350,000		5,003,806			21,994	(3)	5,375,800
Chief Financial Officer	2008	333,333	—	276,000			18,385	(3)	627,718
	2007	225,667	—	—			9,000	(2)	234,667
Andrew Bressman	2009	525,000		915,000	9,440,416		52,484	(3)	10,932,900
Managing Director and	2008	525,000		414,000			41,552		980,552
Head of Business	2007	353,500		—			10,688	(2)	364,188
Development
Sanford McMurtry	2009	235,000		274,500			468	(4)	509,968
Vice President, Network	2008	233,125		34,500			468	(4)	268,093
Operations	2007	220,000	32,064				484	(4)	252,548

(1)

The value of option awards granted to our named executive officers was computed in accordance with ASC Topic 718 without consideration of forfeitures. See our discussion of stock based compensation under “Management’s Discussion and Analysis—Critical Accounting Policies and Estimates—Stock Based Compensation.” Valuation assumptions are described in the notes to financial statements appearing elsewhere in this prospectus. Our executive officers will not realize the value of these awards in cash until these awards are exercised and the underlying shares are subsequently sold.

(2)	Includes reimbursement of a car lease payment.

(3)	Includes life insurance premiums paid for by the company for a term life insurance policy to the benefit of the executive and reimbursement of a car lease payment.

(4)	Includes medical and health insurance benefits.

Grants of Plan-Based Awards Table

The following table provides information regarding all grants of plan-based awards that were made to or earned by our named executive officers during fiscal year 2009. Disclosure on a separate line item is provided for each grant of an award made to a named executive officer. The information in this table supplements the dollar value of stock options and other awards set forth in the “Fiscal Year 2009 Summary Compensation Table” by providing additional details about the awards.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stocks or Units (#)	All Other Options Awards: Number of Securities Underlying Options (2)	Exercise of Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards $ (1)
(a)	(b)	(i)	(j)	(k)	(l)
Eric Mann	11/20/2009	—	15,625	1.44	457,500
	11/20/2009	—	155,270	1.44	4,546,036
Andrew Bressman	11/20/2009	—	31,250	1.44	915,000
	11/20/2009	310,540	—	—	9,440,416
Sanford McMurtry	11/20/2009	—	9,375	1.44	274,500

(1)

The value of option awards granted to our named executive officers was computed in accordance with ASC Topic 718 without consideration of forfeitures. See our discussion of stock based compensation under “Management’s Discussion and Analysis—Critical Accounting Policies and Estimates—Stock Based Compensation.” Valuation assumptions are described in the notes to financial statements appearing elsewhere in this prospectus.

(2)	The options were granted pursuant to our 2009 Employee and Director Equity Incentive Plan.

(3)	The shares were issued pursuant to Andrew Bressman’s employment agreement, as amended.

Outstanding Equity Awards at 2009 Fiscal Year End

The following table presents the outstanding equity awards held by each of our named executive officers as of December 31, 2009.

Name	Number of Securities Underlying Unexercised Options # Exerciseable	Option	Awards	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Stock	Awards	Equity Incentive Plan Awards: Market or Payout Value Of Unearned Shares, Units Or Other Rights That Have Not Vested (#)
		Number of Securities Underlying Unexer- cised Options # Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexer- cised Unearned Options (#)				Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units Or Other Rights That Have Not Vested (#)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Eric Mann	12,500	—	—	0.08	04/24/11	—	—	—	—
	9,375	—	—	0.08	12/31/12	—	—	—	—
	12,500	—	—	0.08	12/31/13	—	—	—	—
	15,625	—	—	0.08	12/31/14	—	—	—	—
	12,500		—	0.08	12/31/16	—	—	—	—
	125,000		—	0.08	12/31/16	—	—	—	—
	25,000		—	0.08	12/31/18	—	—	—	—
	15,625			1.44	11/20/19
	155,270			1.44	11/20/19
Andrew Bressman	31,250		—	1.44	11/20/19	—	—	—	—
Sanford McMurtry	938	8,437 (1)	—	1.44	11/20/19	—	—	—	—
	—	2,084	—	0.24	05/06/18

(1)	8,437 options vest annually in three equal installments on each of the three anniversaries of the date of grant, November 20, 2009.

Stock Option Exercises During Fiscal Year 2009

The following table shows information regarding exercises of options to purchase our common stock and vesting of stock awards held by each executive officer named in the Summary Compensation Table during the fiscal year ended December 31, 2009.

	Option	Awards	Stock	Awards
Name	Number of Shares Acquired or Exercised (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
(a)	(b)	(c)	(d)	(e)
Eric Mann	25,000	424,000
Andrew Bressman	181,250	3,074,000	310,540	9,440,416
Sanford McMurtry	1,042	17,666

(1)

Amounts shown in this column do not necessarily represent actual value realized from the sale of the shares acquired upon exercise of options because in many cases the shares are not sold on exercise but continue to be held by the executive officer exercising the option. The amounts shown represent the difference between the option exercise price and the $16.96 per share fair market value as determined by our board of directors on the date of exercise, which is the amount that would have been realized if the shares had been sold immediately upon exercise.

(2)

All such shares vested upon the date of grant and the value realized is calculated by multiplying the number of vested shares times the $30.40 per share fair market value as determined by our board of directors on the applicable vesting date.

Pension Benefits

We have 401(k) post-retirement plans. The plans are separate for Wave2Wave and RNK, and cover all qualified employees as defined by the plans. Participants may contribute a percentage of their compensation up to the maximum allowed by the Internal Revenue Code. Wave2Wave does not match any portion of the participant’s contribution. RNK matches 25% of the first 5% of employees’ elective deferrals.

Nonqualified Deferred Compensation

We do not have any non-qualified defined contribution plans or other deferred compensation plans.

Employment Agreements

Employment Agreement with Andrew Bressman

On June 12, 2009 we entered into an employment agreement, as amended, with Andrew Bressman, our managing director and head of business development. Mr. Bressman’s employment is for a term of five years, subject to automatic renewal for successive one year periods unless either party provides 90-day prior written notice of non-renewal. Pursuant to the employment agreement, Mr. Bressman will receive an initial annual base salary equal to $525,000 during 2009, then increasing to $551,250, $578,812, $607,753, $638,140 and $670,047 during each of 2010, 2011, 2012, 2013 and 2014, respectively. In addition to his base salary, Mr. Bressman may be awarded an annual bonus at the discretion of our board of directors. In connection with Mr. Bressman’s employment agreement, as amended, we granted to Mr. Bressman 310,540 shares of common stock.

Mr. Bressman may terminate his employment agreement upon written notice to us for any reason including good reason, as defined in the employment agreement. We may also terminate the employment agreement for cause, as defined in the employment agreement, by providing Mr. Bressman with prior written notice specifying the factual basis upon which the termination action is based, and giving Mr. Bressman an opportunity to be heard before our board of director’s prior to such termination. If Mr. Bressman’s employment is terminated due to death, disability, resignation or for cause, we will pay to Mr. Bressman any earned and unpaid base salary as of the termination date. If Mr. Bressman’s employment is terminated due to death, disability, resignation for “good reason” or without “cause”, we will also pay to Mr. Bressman or his estate, his base salary for the balance of the term of the employment agreement.

Mr. Bressman also agreed not to engage in activities competitive with us during his employment and for the longer of the one year period following the termination of his employment or the period during which our company continues to pay Mr. Bressman’s base salary.

Immediately prior to the listing of our common stock on the New York Stock Exchange, Mr. Bressman and the company have agreed that Mr. Bressman will no longer be employed by the company. In connection with Mr. Bressman’s separation from the company, the company and Mr. Bressman will enter into a separation agreement pursuant to which, among other things, the company will make a lump sum payment of $551,250 to Mr. Bressman at closing, and an aggregate payment of $198,750 to be paid to Mr. Bressman in 12 equal monthly installments, in consideration for the receipt from Mr. Bressman of a release of the company and for the extension of Mr. Bressman’s non-competition obligations as set forth in the agreement. In addition, Mr. Bressman will be entitled to receive payment of his base salary, certain fringe benefits and coverage under the company’s health and other benefit plans for the remainder of the term of his existing employment agreement.

Employment Agreement with Eric Mann

On June 12, 2009 we entered into an employment agreement, as amended, with Eric Mann, our Chief Financial Officer. Mr. Mann’s employment is for a term of five years, subject to automatic renewal for successive one year periods unless either party provides 90-day prior written notice of non- renewal. Pursuant to the employment agreement, Mr. Mann will receive an initial annual base salary equal to $350,000 during the first year, then increasing to $367,500, $385,875, $405,169 and $425,427 during each of the following four years, respectively. In addition to his base salary, Mr. Mann may be awarded an annual bonus at the discretion of our board of directors.

In connection with Mr. Mann’s employment agreement, as amended, we granted to Mr. Mann, pursuant to our 2009 Employee and Director Equity Incentive Plan, options to purchase 170,895 shares of common stock at an exercise price of $1.44 per share. The options are fully vested.

Mr. Mann may terminate the employment agreement upon written notice to us for any reason. We may also terminate the employment agreement for “cause”, as defined in the employment agreement, by providing Mr. Mann with prior written notice specifying the factual basis upon which the termination action is based, and giving Mr. Mann an opportunity to be heard before our board of director’s prior to such termination. The employment agreement may be terminated by us for “cause”, by Mr. Mann for any reason, or as a result of death or disability. In the event that the employment agreement is terminated by us for “cause” or by Mr. Mann for any reason other than “good reason”, he will be entitled to receive his earned but unpaid base salary as of the termination date. In the event of termination without “cause”, for “good reason,” or due to death or disability, Mr. Mann will be entitled to receive his earned but unpaid base salary, plus, his base salary for the balance of the term of his employment agreement.

Mr. Mann also agreed not to engage in activities competitive with us during his employment and for a one year period following the termination of his employment.

Employment Agreement with Richard N. Koch

On October 12, 2007, we entered into an employment agreement with Richard N. Koch, pursuant to which Mr. Koch became President of RNK. Mr. Koch’s employment was for a term ending on the earlier of December 31, 2009 and the date that the RNK Notes are paid in full. On June 30, 2010, the term of Mr. Koch’s employment agreement was extended to the date that the RNK Notes are paid in full. Pursuant to the employment agreement, Mr. Koch will receive an annual base salary of $420,000, which was subject to an increase of at least 10% on January 1, 2008, January 1, 2009 and January 1, 2010. Mr. Koch was also appointed as an observer to our board of directors and the board of directors of RNK.

Mr. Koch’s employment may be terminated by RNK for cause or disability, as defined in the employment agreement or by Mr. Koch for disability or at any time upon 30 days prior written notice. In the event RNK terminates Mr. Koch’s employment for cause, Mr. Koch will be entitled to receive any insurance or other benefits which are or may become payable through the date of termination.

Employment Agreement with Aaron Dobrinsky

On September 21, 2010, we entered into an employment agreement with Aaron Dobrinsky, pursuant to which he became our Chief Executive Officer. Mr. Dobrinsky’s employment is for a term of two years, subject to automatic renewal for successive one-year periods unless either party provides six months prior written notice of non-renewal. Pursuant to the employment agreement, Mr. Dobrinsky will receive an initial annual base salary equal to $325,000 during the period beginning on September 21, 2010 and ending on the earlier of (i) the closing of this offering, (ii) an infusion of equity or debt in an amount equal to at least $20,000,000 and (iii) March 31, 2011 (such period, the “Retroactivity Period”). From and after the Retroactivity Period, Mr. Dobrinsky will receive an initial base salary equal to $525,000. Upon the closing of the offering, Mr. Dobrinsky will receive a lump sum payment equal to the difference between the amount he would have been paid during the Retroactivity Period, if he had been paid at a base salary equal to $525,000, and the amount he was actually paid during the Retroactivity Period. Mr. Dobrinsky’s base salary shall be reviewed by the Compensation Committee, and is subject to annual increase. Mr. Dobrinsky shall also be eligible for a bonus in the discretion of the Compensation Committee, based on the company’s achievement of stated financial and strategic goals, as established by the Compensation Committee.

Pursuant to the employment agreement, Mr. Dobrinsky also received 125,000 restricted shares of common stock under the 2009 Employee and Director Equity Incentive Plan, of which 25% will vest on each of the six month anniversaries of the commencement date of his employment. If Mr. Dobrinsky’s employment agreement is terminated by us without “Cause”, by Mr. Dobrinsky for “Good Reason”, or as a result of Mr. Dobrinsky’s disability or death, then the restricted shares shall fully vest and be immediately accelerated and the restrictions on the restricted shares will lapse. Additionally, in the event of a “Change of Control,” as defined in his employment agreement, 25% of Mr. Dobrinsky’s then unvested options or shares shall immediately vest, and if Mr. Dobrinsky’s aggregate compensation is substantially diminished or if he is required to relocated more than 100 miles from his then current residence in order to continue to perform his duties, then all of his then unvested options or shares of restricted stock shall immediately vest. We also agreed to provide Mr. Dobrinsky with an expense allowance of $1,000 per month to be used by him for all of his automobile expenses, club and organization dues or memberships, travel upgrades, technology devices and similar executive perquisites and related taxes. Mr. Dobrinsky is entitled to receive five weeks of paid vacation days per calendar year.

Mr. Dobrinsky may terminate the employment agreement for “Good Reason”, as defined in the employment agreement, and without “Good Reason”. We may also terminate the employment agreement for disability, for “Cause”, as defined in the employment agreement and other than for “Cause”. If Mr. Dobrinsky’s employment is terminated due to death or disability, we will pay to Mr. Dobrinsky the portion of his base salary that has accrued prior to the termination that has not been paid, the amount of any expenses properly incurred by him on behalf of the company prior to such termination that has not yet been reimbursed and any other payments or fringe benefits to which he is entitled (collectively, the “Accrued Benefits”). He will also receive a prorated amount of the cash bonus to which he would have been entitled to had his employment continued, payable no later than March 15 of the following year (the “Prorated Bonus”), and any options or restricted shares held by him that would have vested solely due to the passage of time during the 12 month period beginning on the date of his death or disability termination, shall immediately vest. If Mr. Dobrinsky’s employment is terminated by us for “Cause”, he shall be entitled to receive the Accrued Benefits.

If Mr. Dobrinsky’s employment is terminated by us other than for “Cause” or by Mr. Dobrinsky for “Good Reason”, we will pay to Mr. Dobrinsky the Accrued Benefits, the Prorated Bonus and severance in an amount equal to his then-current base salary payable through the end of the term of his employment agreement, subject to Mr. Dobrinsky’s execution of a release. He will also receive continued participation in our health benefit plan for 12 months. In the event Mr. Dobrinsky’s employment is terminated without Good Reason by written notice, he shall only be entitled to receive the Accrued Benefits. In the event the employment agreement is terminated as a result of the expiration of the term and on account of us providing Mr. Dobrinsky with a notice of our intent not to renew the employment agreement, we will pay to Mr. Dobrinsky the Accrued Obligations and severance in an amount equal to his base salary for six months, subject to Mr. Dobrinsky’s execution of a release. He will also receive continued participation in our health benefit plan for 12 months.

Mr. Dobrinsky also agreed not to engage in activities competitive with us during his employment and for a period ending on the later of the first anniversary of Mr. Dobrinsky’s termination date or the first anniversary after we have ceased to make severance payments to him.

Restricted Stock Agreements

In connection with Aaron Dobrinsky’s employment agreement, we entered into a restricted stock agreement with Mr. Dobrinsky, pursuant to which he received 125,000 restricted shares of common stock, of which 25% will vest on each of the six month anniversaries of the commencement date of his employment. If Mr. Dobrinsky’s employment agreement is terminated by us without “cause”, by Mr. Dobrinsky for “good reason”, or as a result of Mr. Dobrinsky’s disability or death, then the restricted shares shall fully vest and be immediately accelerated and the restrictions on the restricted shares will lapse.

Potential Payments Upon Termination or Change in Control

In the event that Andrew Bressman’s current employment agreement is terminated due to death, disability, resignation, or for cause (as defined therein), we will pay to Mr. Bressman his earned but unpaid base salary through the termination date, subject to standard payroll deductions. Immediately prior to the listing of our common stock on the New York Stock Exchange, Mr. Bressman and the company have agreed that Mr. Bressman will no longer be employed by the company. In connection with Mr. Bressman’s separation from the company, the company and Mr. Bressman will enter into a separation agreement pursuant to which, among other things, the company will make a lump sum payment of $551,250 to Mr. Bressman at closing, and an aggregate payment of $198,750 to be paid to Mr. Bressman in 12 equal monthly installments, in consideration for the receipt from Mr. Bressman of a release of the company and for the extension of Mr. Bressman’s non-competition obligations as set forth in the agreement. In addition, Mr. Bressman will be entitled to receive payment of his base salary, certain fringe benefits and coverage under the company’s health and other benefit plans for the remainder of the term of his existing employment agreement.

In the event that Eric Mann’s employment agreement is terminated by us for “cause” or by Mr. Mann for any reason other than “good reason”, he will be entitled to receive his earned but unpaid base salary as of the termination date. In the event of termination without “cause”, for “good reason,” or due to death or disability, Mr. Mann will be entitled to receive his earned but unpaid base salary, plus, his base salary for the balance of the term of his employment agreement.

In the event that we terminate Richard Koch’s employment agreement for cause, as defined therein, Mr. Koch shall be entitled to receive any insurance or other benefits which are or may become payable through the date of termination.

If Mr. Dobrinsky’s employment is terminated due to death or disability, we will pay to Mr. Dobrinsky the portion of his base salary that has accrued prior to the termination that has not been paid, the amount of any expenses properly incurred by him on behalf of the company prior to such termination that has not yet been reimbursed and any other payments or fringe payments to which he is entitled (collectively, the “Accrued Benefits”). He will also receive a prorated amount of the cash bonus to which he would have been entitled to had his employment continued, payable no later than March 15 of the following year (the “Prorated Bonus”), and any options or restricted shares held by him that would have vested solely due to the passage of time during the 12 month period beginning on the date of his death or disability termination, shall immediately vest. If Mr. Dobrinsky’s employment is terminated by us for “Cause”, he shall be entitled to receive the Accrued Benefits.

If Mr. Dobrinsky’s employment is terminated by us other than for “Cause” or by Mr. Dobrinsky for “Good Reason”, we will pay to Mr. Dobrinsky the Accrued Benefits, the Prorated Bonus and severance in an amount equal to his then-current base salary payable through the end of the term of his employment agreement, subject to Mr. Dobrinsky’s execution of a release. He will also receive continued participation in our health benefit plan for 12 months. In the event Mr. Dobrinsky’s employment is terminated without Good Reason by written notice, he shall only be entitled to receive the Accrued Benefits. In the event the employment agreement is terminated as a result of the expiration of the term and on account of us providing Mr. Dobrinsky with a notice of our intent not to renew the employment agreement, we will pay to Mr. Dobrinsky the Accrued Obligations and severance in an amount equal to his base salary for six months, subject to Mr. Dobrinsky’s execution of a release. He will also receive continued participation in our health benefit plan for 12 months.

If Mr. Dobrinsky’s employment agreement is terminated by us without “Cause”, by Mr. Dobrinsky for “Good Reason”, or as a result of Mr. Dobrinsky’s disability or death, then the

125,000 restricted shares of common stock held by him shall fully vest and be immediately accelerated and the restrictions on the restricted shares will lapse. Additionally, in the event of a “Change of Control,” as defined in his employment agreement, 25% of Mr. Dobrinsky’s then unvested options or shares shall immediately vest, and if Mr. Dobrinsky’s aggregate compensation is substantially diminished or if he is required to relocated more than 100 miles from his then current residence in order to continue to perform his duties, then all of his then unvested options or shares of restricted stock shall immediately vest.

Director Compensation

To date, we have not provided cash compensation to directors for their services as directors. We have reimbursed and will continue to reimburse our directors for their reasonable expenses incurred in attending meetings of our Board of Directors and committees of the Board of Directors.

In accordance with our Compensation Committee Charter, we expect that our Compensation Committee will adopt a compensation program for our non-employee directors, or the “Non-Employee Director Compensation Policy.” Pursuant to the Non-Employee Director Compensation Policy, each member of our Board of Directors who is not our employee generally is expected to receive the following compensation for Board services, as applicable:

•	$25,000 per year for service as a Board member, paid in arrears in equal quarterly installments;

•	$1,000 meeting fee for formal Board meetings attended in person; $500 meeting fee for formal Board meetings attended telephonically and formal committee meetings attended in person or telephonically;

•

$10,000 per year for service as the Chairman of the Board, $7,500 per year for service as chairperson of the Audit Committee and $5,000 per year for service as chairperson of the Compensation Committee or the Nominating & Governance Committee;

•

Initial elections to the Board will result in a one time award of 3,125 shares of restricted stock, which will vest on the earlier of the first anniversary of the date of grant or the first annual meeting of shareholders of the Company; such initial awards of restricted stock are to be granted within a reasonable time following the Board member’s election to the Board of Directors; and

•

Subsequent annual grants of equity to the Board, if any, will be made at the annual meeting of the Company’s stockholders or within an administratively reasonable time following the annual meeting of the Company’s stockholders.

Stock and Benefit Plans

2009 Employee and Director Equity Incentive Plan

Our 2009 Employee and Director Equity Incentive Plan, or the 2009 Equity Plan, was adopted by our Board of Directors on November 20, 2009 and approved by our stockholders holding a majority of our shares of common stock, on November 20, 2009. The 2009 Equity Plan provides for the grant of incentive stock options, non-qualified stock options, restricted and unrestricted stock awards and other stock-based awards. The number of shares of common stock reserved for issuance under the 2009 Equity Plan is 1,250,000, plus, any shares of common stock that are represented by awards granted under our 2000 Stock Incentive Plan that are forfeited, expire or are cancelled without delivery of shares of common stock or which result in the forfeiture of shares of common stock back to us on or after November 20, 2009; provided, however, that no more than 302,000 of such shares shall be added to the 2009 Equity Plan.

In addition, the 2009 Equity Plan contains an “evergreen provision” which allows for an annual increase in the number of shares available for issuance under the plan on the first day of each of our fiscal years during the period beginning in fiscal year 2011 and ending on the second day of fiscal year 2019. The annual increase in the number of shares shall be equal to the lesser of:

•	290,000 shares;

•	3% of our outstanding shares of common stock on the first day of the applicable fiscal year; and

•	an amount determined by our Board of Directors.

Of the 1,250,000 shares reserved for issuance under the 2009 Equity Plan, non-qualified options to purchase 155,270 shares of common stock were issued to Eric Mann, our Chief Financial Officer, as well as incentive stock options to purchase an additional 15,625 shares of common stock, in connection with his employment agreement. In addition incentive stock options to purchase 257,133 shares of common stock were issued to certain of our employees in consideration of their services.

In accordance with the terms of the 2009 Equity Plan, our board of directors is authorized to administer the 2009 Equity Plan. In accordance with the provisions of the 2009 Equity Plan, our board of directors, or a committee thereof, will determine the terms of options and other awards, including:

•	the determination of which employees and directors will be granted options and other awards;

•	the number of shares subject to options and other awards;

•	the exercise price of each option, which, may not be less than fair market value on the date of grant;

•	the schedule upon which options become exercisable;

•	the termination or cancellation provisions applicable to options;

•	the terms and conditions of other awards, including conditions for repurchase, termination or cancellation, issue price and repurchase price; and

•	all other terms and conditions upon which each award may be granted in accordance with the 2009 Equity Plan.

No participant may receive awards for over 375,000 shares of common stock in any fiscal year.

In addition, the board of directors may, with the consent of the affected plan participants, reprice or otherwise amend outstanding awards consistent with the terms of the 2009 Equity Plan.

The 2009 Equity Plan will terminate on November 20, 2019.

Upon a merger or other reorganization event, our board of directors may in its sole discretion, take any one or more of the following actions pursuant to the 2009 Equity Plan, as to some or all outstanding awards:

•	provide that options shall be assumed or substituted by the successor corporation;

•	upon written notice to a participant, provide that the participant’s unexercised options will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

•

terminate outstanding options in exchange for payment of an amount equal to the difference between the consideration payable upon consummation of the event to a holder of the number of shares of common stock into which such option would have been exercisable and the aggregate exercise price of such options; or

•

provide that outstanding awards shall be assumed or substituted by the successor corporation, become realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the merger or reorganization event.

2000 Stock Incentive Plan

Our 2000 Stock Incentive Plan, or the 2000 Stock Plan, was terminated on November 20, 2009. The 2000 Stock Plan was adopted by our Board of Directors on September 15, 2000 and approved by our stockholders on September 15, 2000. The 2000 Stock Plan provides for the grant of incentive stock options, non-qualified stock options, restricted and unrestricted stock awards and other stock-

based awards. The number of shares of common stock reserved for issuance under the 2000 Stock Plan was 625,000.

Of the 625,000 shares reserved for issuance under the 2000 Stock Plan, options to purchase 502,000 shares of common stock have been issued net of forfeitures and cancellations.

In accordance with the terms of the 2000 Stock Plan, the board of directors or a Stock Incentive Committee is authorized to administer the 2000 Stock Plan. In accordance with the provisions of the 2000 Stock Plan, the board of directors or a Stock Incentive Committee will determine the terms of options and other awards, including:

•	the determination of which employees, officers, directors, consultants or other independent contractors will be granted options and other awards;

•	the number of shares subject to options and other awards;

•	the exercise price of each option, which, may not be less than fair market value on the date of grant;

•	the schedule upon which options become exercisable;

•	the termination or cancellation provisions applicable to options;

•	the terms and conditions of other awards, including conditions for repurchase, termination or cancellation, issue price and repurchase price; and

•	all other terms and conditions upon which each award may be granted in accordance with the 2000 Stock Plan.

In addition, the board of directors or the Stock Incentive Committee may, with the consent of the affected plan participants, reprice or otherwise amend outstanding awards consistent with the terms of the 2000 Stock Plan.

Upon a change of control, our board of directors may vote to immediately terminate all options outstanding under the 2000 Stock Plan as of the date of such change of control, or may vote to accelerate the expiration of the options to the tenth day after the effective date of the change of control. If our board of directors votes to immediately terminate the options, it will make a cash payment to the recipient equal to the difference between the exercise price and the fair market value of the shares that would have been subject to the terminated option on the date of the change of control.

Limitation of Officers’ and Directors’ Liability and Indemnification

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our restated certificate of incorporation, which will be effective upon completion of this offering, limits the liability of our directors to the fullest extent permitted by Delaware law.

Prior to the completion of this offering, we will obtain director and officer liability insurance to cover liabilities our directors and officers may occur in connection with their services to us, including matters arising under the Securities Act. Our restated certificate of incorporation and restated bylaws also provide that we will indemnify any of our directors and officers who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature. We will repay certain expenses incurred by a director or officer in connection with any civil or criminal action or proceeding, specifically including actions by us or in our name (derivative suits). These indemnifiable expenses include, to the maximum extent permitted by law, attorney’s fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interest.

Prior to the completion of this offering, we plan to enter into agreements to indemnify our directors and officers. These agreements, among other things, will indemnify and advance expenses to our directors and officers for certain expenses, including attorney’s fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person’s services as our director or officer, or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

This limitation of liability and the indemnification of our directors and officers does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for indemnification under the agreements described in this section.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a description of the transactions we have engaged in since January 1, 2008 with our directors, executive officers and beneficial owners of more than five percent of our voting securities and their affiliates.

On October 12, 2007, we issued the RNK Notes in the aggregate original principal amount of $30,666,939 to RNK Holding Company, Wellesley Leasing, LLC and certain of RNK’s employees (including $27,899,026 to RNK Holding Company, an affiliate of Richard Koch, the president of RNK, our wholly-owned subsidiary), as partial consideration in connection with our acquisition of the issued and outstanding common stock of RNK. The RNK Notes originally bore an interest rate of 6% per annum and originally matured on November 10, 2009. On September 21, 2010, the holders of the RNK Notes agreed to a temporary term extension through February 28, 2011 in conjunction with this offering, with the requirement that the RNK Notes will be paid in full out of the offering proceeds. On November 10, 2010, the holders of the RNK Notes agreed that only $2,000,000 of the offering proceeds shall be used to pay down the RNK Notes and that the RNK Notes will remain payable on February 28, 2011. In addition, RNK Holding Company agreed to exchange fifty percent (50%) of its principal and accrued interest outstanding for shares of common stock of our company at $20.00 per share. In exchange for cancelation of the aforementioned principal and interest we issued RNK Holding Company 552,000 shares of our common stock. The outstanding principal balance of the RNK Notes is $9,651,803 as of September 30, 2010, plus accrued interest currently accruing at a rate of 6% per annum. Through September 20, 2010 we had entered into several modifications and amendments to the original RNK Notes. In connection with these amendments, we have issued 24,070 warrants at a fair market value of approximately $260,000 which were recorded as debt discount and amortized to interest expense from the date of issuance to the date of maturity in effect at the time of issuance.

On October 12, 2007, GBC Funding LLC loaned us $34.0 million at an interest rate of 3.25% in excess of the prime rate per annum and a maturity date of October 9, 2009. On November 2, 2007, GBC Funding LLC, increased the loan amount through an amendment for an additional $1.7 million at identical terms and maturity date. On June 4, 2008, GBC Funding LLC issued a term loan for an additional $3,000,000 to us at an interest rate of 5.25% in excess of the prime rate per annum and a maturity date of January 25, 2011. In connection with such loan, we issued a warrant to purchase 257,138 shares of common stock at an exercise price of $0.08 and a ten year life. On March 18, 2009, both the note and the term loan payable to GBC Funding LLC totaling approximately $38,700,000 plus accrued interest were assigned, without recourse, to Wilmington Trust Company and G. Jeff Mennen, a principal stockholder and a member of our board of directors upon consummation of this offering, as co-trustees of a trust of which John Henry Mennen, G. Jeff Mennen’s brother, is the beneficiary. On May 31, 2009, the note in the original amount of $34.0 million (and an outstanding balance of $35.7 million), with an original maturity date of October 9, 2009, was extended by Wilmington Trust Company to October 8, 2010. In December 2009, Wilmington Trust extended the notes’ maturity date to October 8, 2013. In consideration for extending the maturity dates of the notes and accepting the assignment of the term loan from GBC Funding LLC, we issued to Mr. Mennen a warrant to purchase an aggregate of 100,000 shares of our common stock at an exercise price of $17.04 per share. This warrant expires on October 7, 2013.

On September 21, 2010, Wilmington Trust Company agreed to exchange fifty percent (50%) of its principal and accrued interest outstanding for shares of common stock of our company at $20.00 per share. In exchange for the cancellation of the aforementioned principal and interest we issued Wilmington Trust Company 1,021,548 shares of our common stock.

On January 26, 2010, Steven Asman entered into an agreement to extinguish an outstanding note owed to us (the “Asman Note”) that had been held between 2006 and 2009. The Asman Note’s principal and accrued interest amounted to approximately $96,000 (the “Asman Payoff Amount”) as of December 31, 2009. The Asman Payoff Amount has been be settled by Mr. Asman tendering without restriction an agreed-upon 2,400 shares of our common stock. We have accepted Mr. Asman’s shares and consider the Asman Note paid in full.

On January 26, 2010, Andrew Bressman entered into an agreement to extinguish an outstanding note owed to us (the “Bressman Note”) that had been held between 2006 and such date. The Bressman Note’s principal and accrued interest amounted to approximately $686,712 (the “Bressman Payoff Amount”) as of January 26, 2010. The Bressman Payoff Amount of $665,000 has been settled by Mr. Bressman tendering without restriction an agreed-upon 16,650 shares of our common stock, which was gifted to him by his wife from a trust of which she is a beneficiary. We have accepted Mr. Bressman’s shares and consider the Bressman Note paid in full.

Immediately prior to the listing of our common stock on the NYSE Amex, Mr. Bressman and the company have agreed that Mr. Bressman will no longer be employed by the company. In connection with Mr. Bressman’s separation from the company, Mr. Bressman has entered into a separation agreement pursuant to which, among other things, the company will make a lump sum payment of $551,250 to Mr. Bressman at closing, and an aggregate payment of $198,750 to be paid to Mr. Bressman in 12 equal monthly installments, in consideration for the receipt from Mr. Bressman of a release of the company and for the extension of Mr. Bressman’s non-competition obligations as set forth in the agreement. In addition, Mr. Bressman will be entitled to receive payment of his base salary, certain fringe benefits and coverage under the company’s health and other benefit plans for the remainder of the term of his existing employment agreement.

The trustees of the trusts for the benefit of Mr. Bressman’s wife and minor children have agreed that such trusts will vote their shares of common stock in accordance with the majority of the votes cast by our stockholders on any matter presented to the stockholders on which such trusts are entitled to vote. In addition, Mr. Bressman has agreed, on behalf of himself and his affiliates that while our common stock is listed on NYSE Amex, neither Mr. Bressman nor any of his affiliates, will own shares of our common stock outside of those trusts.

Policy for Approval of Related Person Transactions

Pursuant to a written charter to be adopted by our proposed audit committee upon the consummation of the offering, the audit committee will be responsible for reviewing and approving, prior to our entry into any such transaction, all transactions in which we are a participant and in which any of the following persons has or will have a direct or indirect material interest:

•	our executive officers;

•	our directors;

•	the beneficial owners of more than five percent of our securities;

•	the immediate family members of any of the foregoing persons; and

•	any other persons whom our board determines may be considered related persons.

For purposes of this policy, “immediate family members” means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and any person (other than a tenant or employee) sharing the household with the executive officer, director or five percent beneficial owner.

In reviewing and approving such transactions, our audit committee shall obtain, or shall direct our management to obtain on its behalf, all information that the committee believes to be relevant and important to a review of the transaction prior to its approval. Following receipt of the necessary information, a discussion shall be held of the relevant factors if deemed to be necessary by the committee prior to approval. If a discussion is not deemed to be necessary, approval may be given by written consent of the committee. This approval authority may also be delegated to the chair of the audit committee in some circumstances. No related person transaction shall be entered into prior to the completion of these procedures.

Our audit committee or its chair, as the case may be, shall approve only those related person transactions that are determined to be in, or not inconsistent with, our best interest and our stockholders’ best interests, taking into account all available facts and circumstances as the committee or the chair determines in good faith to be necessary. These facts and circumstances will typically include, but not be limited to, the benefits of the transaction to us; the impact on a director’s independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms of comparable transactions that would be available to unrelated third parties or to employees generally. No member of our audit committee shall participate in any review, consideration or approval of any related person transaction with respect to which the member or any of his or her immediate family members is the related person.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of September 30, 2010, as adjusted to reflect the sale of our common stock offered by this prospectus, by:

•	the executive officers named in the summary compensation table;

•	each of our current directors and directors upon completion of this offering;

•	all of our directors and executive officers as a group; and

•	each stockholder known by us to own beneficially more than five percent of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of September 30, 2010, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Percentage ownership calculations for beneficial ownership prior to this offering are based on 8,811,620 shares outstanding as of September 30, 2010. Percentage ownership calculations for beneficial ownership after this offering also include the 4,444,444 shares we are offering hereby, but excludes additional shares which may be sold upon exercise by the underwriters of the over-allotment option. The number of shares beneficially owned by certain stockholders as well as the percentage ownership calculations assume the conversion of all outstanding shares of our convertible preferred stock into shares of common stock upon completion of this offering.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. Unless otherwise indicated, the address for each director and executive officer listed is: c/o Wave2Wave Communications, Inc., 433 Hackensack Avenue, Hackensack, New Jersey, 07601.

Named Executive Officers and Directors	Number of Shares Beneficially Owned	Percentage of Common Stock Beneficially Owned
		Before Offering	After Offering
Directors and Named Executive Officers
Aaron Dobrinsky (1)	125,000	1.4%	*
Steven Asman (2)	1,122,600	12.7%	8.5%
Andrew Bressman (3)	1,631,395	18.4%	12.3%
Richard Koch (4)	1,163,192	13.2%	8.8%
Eric Mann (5)	483,395	5.3%	3.5%
Sanford McMurtry (6)	5,835	*	*
G. Jeffrey Mennen (7)	2,708,492	30.4%	20.3%
Joel Blank	—	*	*
R. Bruce Merrell	—	*	*
Robert P. Heller	—	*	*

All executive officers and directors as a group (11 persons)	7,237,090	77.6%	52.5%

Holders of more than 5% of our voting securities:
World Trust (8)	637,500	7.2%	4.8%
Jeffrey Kurtz (9)	550,000	6.2%	4.1%

*	Represent beneficial ownership of less than 1% of shares of common stock outstanding.

†

For purposes of this calculation, although Mr. Bressman will no longer be an executive officer immediately prior to the listing of our common stock on the New York Stock Exchange, we have included the shares listed as beneficially owned by Mr. Bressman in the aggregate amount held by officers and directors as a group and in the percentage of common stock beneficially owned by all executive officers and directors as a group after the offering. If we were to exclude the shares listed as beneficially owned by Mr. Bressman, the aggregate amount held by officers and directors as a group immediately after the offering would be 5,605,700 shares and the percentage of common stock beneficially owned by the group after the offering would be 40.7%. The shares listed as beneficially owned by Mr. Bressman have not been included in the aggregate amount held by all executive officers and directors as a group after the offering.

(1)

Consists of 125,000 shares of which 31,250 vested upon issuance and the remaining portion to vest ratable over three years beginning on the twelve month anniversary of the effective date of his employment agreement.

(2)	Consists of 1,010,100 shares of common stock held directly by Mr. Asman and 112,500 shares of common stock held by the Over Station Trust for the benefit of Mr. Asman.

(3)

Includes (i) 1,125,000 shares of common stock held by Under Station Limited, a British Virgin Islands corporation which is wholly owned by the Asman Wave Trust, a British Virgin Islands trust for the benefit of Mr. Bressman’s wife and minor children, (ii) 293,890 shares of common stock held by the Atlantic Trust, a trust for the benefit of Mr. Bressman’s wife and minor children, and (iii) 181,250 shares of common stock held by the Bressman 2009 Family Trust, a trust for the benefit of Mr. Bressman’s wife and minor children (collectively, the “Bressman Trusts” and the “Bressman Trust Shares”). Mr. Bressman has no financial or other beneficial interest in the Bressman Trust Shares or the Bressman Trusts. See “Certain Relationships and Related Person Transactions” for a description of agreements by the trustee of the Bressman Trusts with respect to the Bressman Trust Shares. Also includes 31,250 shares of common stock issuable on the exercise of options granted to Mr. Bressman under our 2009 Employee and Director Equity Incentive Plan.

(4)

Consists of 1,163,195 shares of common stock held by RNK Holding Company. Mr. Richard Koch is the owner of 55% of the capital stock of RNK Holding Company and the President of RNK Holding Company. Mr. Koch disclaims beneficial ownership of the shares of common stock directly beneficially owned by RNK Holding Company except for the indirect interest of Mr. Koch by virtue of being the President and the owner of 55% of RNK Holding Company. The address of RNK Holding Company is 333 Elm Street, Dedham, Massachusetts 02026.

(5)	Consists of 100,000 shares of common stock and 383,395 shares of common stock issuable upon the exercise of fully-vested options to purchase common stock.

(6)

Consists of 1,042 shares of common stock and 4,793 shares of common stock issuable upon the exercise of options to purchase common stock, and does not include options to purchase 6,668 shares of common stock held by Mr. McMurtry that are not exercisable within the next 60 days.

(7)

Consists of (i) 2,603,409 shares of common stock held by Wilmington Trust Company and G. Jeff Mennen U/A dated 11/25/70 with George S. Mennen, for which Mr. Mennen serves as Co-Trustee, of which Mr. John Henry Mennen, G. Jeff Mennen’s brother, is the beneficiary, (ii) 5,083 shares of common stock held by M Brothers, of which G. Jeff Mennen and John Henry Mennen are the beneficiaries and (iii) 100,000 shares of common stock issuable upon warrants that are immediately exercisable.

(8)

Ms. Denise Arvanitakis is the beneficiary of the shares of common stock held by the trust and has the power to vote or dispose of the shares. The address of World Trust is 505 Studio Road, Ridgefield, New Jersey 07657.

(9)	Consists of 550,000 shares of common stock held by Mr. Kurtz. The address of Mr. Kurtz is 270 Sylvan Avenue, Englewood Cliffs, New Jersey.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents will be filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.

We are currently authorized to issue 290,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. Upon completion of the offering, there will be 13,256,064 shares of common stock and no shares of preferred stock outstanding.

As of September 30, 2010, there were outstanding options to purchase 656,124 shares of common stock at a weighted average exercise price of $0.94 per share and outstanding warrants to purchase 386,403 shares of common stock at a weighted average exercise price of $6.22 per share.

Common Stock

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

Preferred stock, if issued, would have priority over the common stock with respect to dividends and other distributions, including the distribution of assets upon liquidation. Our board of directors has the authority, without further stockholder authorization, to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences, and variations of each series. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring, or preventing a change in control of us or an unsolicited acquisition proposal.

Warrants

As of September 30, 2010, we had warrants outstanding for the number of shares of common stock, at the exercise prices and expiration dates set forth below:

Number of Shares	Exercise Price $	Expiration Date
87,500	$0.08	September 10, 2017
21,908	0.08	October 12, 2017
394	0.08	May 29, 2018
128,569	0.08	June 4, 2018
602	0.08	August 30, 2018
394	0.08	September 30, 2018
786	0.08	November 30, 2018
25,000	1.44	December 14, 2014
2,500	17.04	January 21, 2015
100,000	17.04	October 7, 2013
18,750	32.00	May 30, 2015

386,403	$6.22

(1)	The warrants outstanding have a weighted average exercise price of $6.22, a weighted average remaining term of approximately 5.9 years and were fully exercisable as of the date of issuance.

Underwriter’s Warrant

We have agreed to sell to Rodman & Renshaw, LLC, the representative of the underwriters, for $100, a warrant to purchase up to a total of 133,333 shares of common stock at $5.80 per share (145% of the price of the shares sold in the offering). The shares issuable upon exercise of this warrant are identical to those offered by this prospectus. For a more complete description of the warrant, including the registration rights afforded to the holders of such warrant, see the section appearing elsewhere in this prospectus entitled “Underwriting—Underwriter’s Warrant”.

Anti-Takeover Provisions of Delaware Law, our Restated Certificate of Incorporation and our Amended and Restated Bylaws

The provisions of Delaware law, our restated certificate of incorporation to be in effect upon completion of this offering and our restated bylaws to be in effect upon completion of this offering could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or the best interests of the company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. Such provisions also may have the effect of preventing changes in our management.

Delaware statutory business combinations provision. We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

Advance notice provisions for stockholder proposals and stockholder nominations of directors. Our restated bylaws provide that, for nominations to the board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our Secretary. For an annual meeting, a stockholder’s notice generally must be delivered not less than 45 days nor more than 75 days prior to the anniversary of the mailing date of the proxy statement for the previous year’s annual meeting. Detailed requirements as to the form of the notice and information required in the notice are specified in the restated bylaws. If it is determined that business was not properly brought before a meeting in accordance with our restated bylaws, such business will not be conducted at the meeting.

Special meetings of stockholders. Special meetings of the stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of directors.

No stockholder action by written consent. Our restated certificate of incorporation and restated bylaws do not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

Super-majority stockholder vote required for certain actions. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our restated certificate of incorporation requires the affirmative vote of the holders of at least 75% of our outstanding voting stock to amend or repeal any of the provisions discussed in this section of this prospectus entitled “Anti-Takeover Provisions.” This 75% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might then be outstanding. In addition, an 75% vote is also required for any amendment to, or repeal of, our restated bylaws by the stockholders. Our restated bylaws may be amended or repealed by a vote of a majority of the total number of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Continental Stock Transfer & Trust Company, with offices at 17 Battery Place, New York, New York, 10004.

NYSE Amex Listing

Our common stock has been approved for listing on the NYSE Amex under the symbol “WAV.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 13,256,064 shares of common stock outstanding, assuming, an initial public offering price of $4.00 per share, the price listed on the cover page of this prospectus, no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants, and that the closing of this offering occurs on [•], 2010. See “Prospectus Summary—General Information About This Prospectus.” Of these shares, the [•] shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by any of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining [•] shares of common stock existing are “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act, as described below. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
[•]	On the date of this prospectus.
[•]	At 90 days from the date of this prospectus.
[•]	At various times between the 90 days and 180 days* from the date of this prospectus.
[•]	At or after 180 days* from the date of this prospectus (subject, in some cases, to volume limitations).

*	This 180-day period corresponds to the end of the lock-up period described below in “Lock-Up Agreements.”

Rule 144

In general, under Rule 144, beginning 90 days after this offering, a person, or persons whose shares are aggregated, other than any affiliate of ours, who owns shares that were purchased from us or any affiliate of ours at least six months previously, is entitled to sell such shares as long as current public information about us is available. In addition, our affiliates who own shares that were purchased from us or any affiliate of ours at least six months previously are entitled to sell within any three-month period a number of shares that does not exceed the greater of (1) one percent of our then- outstanding shares of common stock, which will equal approximately [•] shares immediately after this offering, and (2) the average weekly trading volume of our common stock on the [•] during the four calendar weeks preceding the filing of a notice of the sale on Form 144, or, if no such notice is required, the date of the receipt of the order to execute the sale. Sales under Rule 144 by our affiliates are also subject to manner of sale provisions, notice requirements in specified circumstances and the availability of current public information about us.

Furthermore, under Rule 144, a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 that were purchased from us, or any affiliate, at least one year previously, would be entitled to sell shares under Rule 144 without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements described above.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement or other restrictions contained in Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Registration Rights

We have granted to Rodman & Renshaw, LLC, representative of the underwriters of this offering, and its designees, piggy-back registration rights with respect to the shares of common stock underlying the warrant to be issued to Rodman & Renshaw, LLC, as representative of the underwriters.

Stock Options

As of September 30, 2010, options to purchase a total of 656,124 shares of common stock were outstanding. An additional 926,267 shares of common stock were available for future option grants under our stock plans. Upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our stock plans.

Lock-Up Agreements

Upon the consummation of this offering, all of our directors and executive officers and substantially all of the holders of our capital stock will have signed lock-up agreements that prevent them from selling any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, subject to certain exceptions, for a period of not less than 180 days from the date of this prospectus without the prior written consent of Rodman & Renshaw, LLC, as representatives of the underwriters. The representatives may in their sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the representatives will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following discussion is a general summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to “Non-U.S. Holders.” As used herein, a Non-U.S. Holder means a beneficial owner of our common stock that is neither a U.S. person nor an entity treated as a partnership for U.S. federal income tax purposes, and that will hold shares of our common stock as capital assets. For U.S. federal income tax purposes, a United States person includes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of source; or

•

a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, or (ii) otherwise has validly elected to be treated as a U.S. domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for United States federal income tax purposes holds shares of our common stock, the U.S. federal income tax treatment of each partner generally will depend on the status of the partner and the activities of the partnership and the partner. Partnerships acquiring our common stock, and partners in such partnerships, should consult their own tax advisors with respect to the U.S. federal income tax consequences of the ownership and disposition of our common stock.

This discussion is based on the U.S. federal income tax laws as currently in effect as contained in the Internal Revenue Code, or the Code, Treasury Regulations, and relevant judicial decisions and administrative guidance. The federal tax laws are subject to change, and any such change may materially affect the tax consequences of acquiring, holding, or disposing of our common stock. No rulings or opinions of counsel have been or will be requested with respect to any tax-related matter discussed herein. There can be no assurance that the positions we take on tax matters will be accepted by the Internal Revenue Service, or the IRS. This discussion relates only to U.S. federal income taxes and not to any local, state or foreign taxes or United States federal taxes other than income taxes (except as provided under “U.S. Federal Estate Tax” below).

Because this discussion is a general summary, it does not address all aspects of U.S. federal income taxation that may be relevant to a particular Non-U.S. Holder in light of the holder’s particular circumstances, nor does it address certain types of holders subject to special treatment under the U.S. federal income tax laws, including but not limited to tax-exempt organizations, insurance companies, financial institutions, broker-dealers, dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, holders which are partnerships or other pass-through entities for federal income tax purposes, regulated investment companies, real estate investment trusts, real estate mortgage investment conduits, expatriates, persons liable for alternative minimum tax, persons who directly or indirectly own more than 10 percent of our voting stock, persons whose “functional currency” is not the U.S. dollar, persons holding their investment as part of a hedging, constructive sale or conversion, straddle, or other risk-reducing transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, and persons acquiring our common stock in connection with the performance of services.

This summary is included herein as general information only. Accordingly, each prospective Non-U.S. Holder is urged to consult its own tax advisor with respect to the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of owning and disposing of our common stock.

U.S. Trade or Business Income

The U.S. federal income tax treatment of dividend income or gain on the sale or other taxable disposition of our common stock to Non-U.S. Holders depends on whether such income or gain is treated as “U.S. trade or business income.”

For this purpose, dividend income and gain on the sale or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual performing independent personal services, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as a U.S. person, unless an applicable income tax treaty provides otherwise. Any U.S. trade or business income received by a corporate Non-U.S. Holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

The discussion below under “Dividends” and “Dispositions of Our Common Stock” addresses income or gain that is not U.S. trade or business income.

Dividends

Distributions of cash or property that we pay will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in our common stock (with a corresponding reduction in such Non-U.S. Holder’s tax basis in our common stock), and thereafter will be treated as gain on the disposition of our common stock. With respect to distributions treated as dividends on our common stock, a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate. This withholding tax may be reduced or eliminated if the Non-U.S. Holder is eligible for benefits under an applicable income tax treaty and complies with applicable certification and disclosure requirements, including but not limited to providing a properly executed IRS Form W-8BEN certifying under penalties of perjury its entitlement to benefits under the treaty. Special certification requirements and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals. A Non-U.S. Holder of our common stock may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS on a timely basis. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty and the filing of a U.S. tax return for claiming a refund of U.S. federal withholding tax.

The U.S. federal withholding tax does not apply to dividends that are U.S. trade or business income, as defined and discussed above, of a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI, certifying under penalties of perjury that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Dispositions of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock unless:

•	the gain is U.S. trade or business income, as defined and discussed above;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions; or

•

we are or have been a “U.S. real property holding corporation”, or USRPHC, under section 897 of the Code at any time during the shorter of the five year period ending on the date of disposition and the Non-U.S. Holder’s holding period for our common stock.

With respect to the second exception, if a Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such

Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition of our common stock.

With respect to the third exception, in general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” (as defined in the Code and applicable Treasury Regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of our common stock by a Non-U.S. Holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to five percent or less of our common stock, provided that our common stock is regularly traded on an established securities market, within the meaning of the applicable Treasury Regulations. We do not believe that we are currently a USRPHC, but we have not performed the detailed assessment necessary to determine if we are a USRPHC (and any such assessment might conclude that we are a USRPHC). Assuming that we are not currently a USRPHC, we do not anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC, or that our common stock will be considered regularly traded on an established securities market, when a Non-U.S. Holder sells its shares of our common stock.

Information Reporting and Backup Withholding Requirements

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes backup withholding (currently at a rate of 28%) on certain reportable payments, including but not limited to dividends. Dividends paid to a Non- U.S. Holder of our common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker is one that will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S office of a broker that is either a U.S. person or a U.S. related person, the Treasury Regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, if the Non-U.S. Holder provides the required information to the IRS on a timely basis. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.

U.S. Federal Estate Tax

The estates of non-resident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Since we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a non-resident alien decedent. The U.S. federal estate tax liability of the estate of a non-resident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

UNDERWRITING AND PLAN OF DISTRIBUTION

Subject to the terms and conditions of an underwriting agreement, dated __, 2010, we have agreed to sell to each of the underwriters named below, and each of the underwriters, for which Rodman & Renshaw, LLC is acting as representative, have severally, and not jointly, agreed to purchase on a firm commitment basis the number of shares offered in this offering set forth opposite their respective names below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus.

Name	Number of Shares
Rodman & Renshaw, LLC
Sunrise Securities Corp.
Morgan Joseph LLC

Nature of Underwriting Commitment

The underwriting agreement provides that the underwriters are committed to purchase on a several but not joint basis all shares offered in this offering, other than those covered by the over-allotment option described below, if the underwriters purchase any of these securities. The underwriting agreement provides that the obligations of the underwriters to purchase the shares offered hereby are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to the authorization and the validity of the shares being accepted for listing on the New York Stock Exchange and to various other customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions of our counsel.

State Blue Sky Information

We intend to offer and sell the shares of common stock offered hereby to retail customers and institutional investors in all 50 states. However, we will not make any offer of these securities in any jurisdiction where the offer is not permitted.

Pricing of Securities

The underwriters have advised us that they propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers that are members of the Financial Industry Regulatory Authority (FINRA), at such price less a concession not in excess of $[*] per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $[*] per share to certain brokers and dealers. After this offering, the offering price and concessions and discounts to brokers and dealers and other selling terms may from time to time be changed by the underwriters. These prices should not be considered an indication of the actual value of our shares and are subject to change as a result of market conditions and other factors. No variation in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The public offering price for the shares was determined by negotiation between us and the underwriters. The principal factors considered in determining the public offering price of the shares included:

•	the information in this prospectus and otherwise available to the underwriters;

•	the history and the prospects for the industry in which we will compete;

•	the current stock price;

•	our current financial condition and the prospects for our future cash flows and earnings;

•	the general condition of the economy and the securities markets at the time of this offering;

•	the recent market prices of, and the demand for, publicly-traded securities of generally comparable companies; and

•	the public demand for our securities in this offering.

We cannot be sure that the public offering price will correspond to the price at which our shares will trade in the public market following this offering or that an active trading market for our shares will develop and continue after this offering.

Commissions and Discounts

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us, assuming a $[•] offering price. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option.

	Per Share	Total
		Without Over-Allotment	With Over-Allotment
Public offering price	$	$	$
Underwriting discount(1)	$	$	$
Non-accountable expense allowance(2)	$	$	$
Proceeds, before expenses, to us(3)	$	$	$

(1)	Underwriting discount is $[•] per share ([7%] of the price of the shares sold in the offering).

(2)	The non-accountable expense allowance of [1%] is not payable with respect to the shares sold upon exercise of the underwriters’ over-allotment option.

(3)	We estimate that the total expenses of this offering, excluding the underwriters’ discount and the non-accountable expense allowance, are approximately $[•].

Over-allotment Option

We will grant a 45-day option to the representative of the underwriters to purchase additional shares of common stock up to an additional 15% of common stock sold in the offering ([•]additional shares) solely to cover over-allotments, if any, at the same price as the initial shares offered. If the underwriters fully exercise the over-allotment option, the total public offering price, underwriting fees and expenses and net proceeds (before expenses) to us will be $[•], $[•], and $[•] respectively.

Lock-ups

All of our directors and executive officers and substantially all of the holders of our capital stock will enter into lock-up agreements that prevent them from selling any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, subject to certain exceptions, for a period of not less than 180 days from the date of this prospectus without the prior written consent of Rodman & Renshaw, LLC, as representatives of the underwriters. The representatives may in their sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the representatives will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Underwriter’s Warrant

We have agreed to sell Rodman & Renshaw, LLC for $100 a warrant to purchase up to a total of [•] shares of common stock (3% of the shares sold). The shares issuable upon exercise of this warrant are identical to those offered by this prospectus. This warrant is exercisable at $[•] per share (145% of the price of the shares sold in the offering), commencing on a date which is one year from the effective date of the registration statement and expiring five years from the effective date of the registration statement. The warrant may also be exercised on a cashless basis. The warrant and the

[•] shares of common stock underlying the warrant have been deemed compensation by the FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. Rodman & Renshaw, LLC (or permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate this warrant or the securities underlying this warrant, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of this warrant or the underlying securities for a period of 180 days from the date of this prospectus. Additionally, the warrant may not be sold transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180 day period) following the effective date of the registration statement except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners. Although the warrant and its underlying securities have been registered on the registration statement of which this prospectus forms a part, the warrant grants holders demand and “piggy back” registration rights for periods of four and six years, respectively, from the first anniversary of the date of this prospectus. These rights apply to all of the securities directly and indirectly issuable upon exercise of the warrant. We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrant, other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrant may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of common stock at a price below the warrant exercise price.

This warrant will be valued based on the underlying shares obtainable and valuation factors appropriate at the time it is issued. We currently estimate that value to be approximately $[•], based on the number of shares subject to this warrant, a midpoint offering price of the shares of $[•], the resulting exercise prices related to the warrant on the shares, the five year term of the warrant, a risk-free interest rate of [•] % currently commensurate with that term, an expected dividend yield of [•]% and estimated volatility of [•] %, based on a review of our historical volatility. The initial value of this warrant will be charged to additional paid-in capital as part of the offering costs incurred, and the warrant will be accounted for as a derivative instrument liability because it is denominated in a currency other than our functional currency.

Other Terms

In connection with this offering, the underwriters or certain of the securities dealers may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

The underwriters have informed us that they do not expect to confirm sales of shares offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder. In addition, pursuant to section 8 of the Underwriting Agreement, we paid (i) $[•]per individual for the cost of the investigative search firm that conducted an investigation of our principals, (ii) $[•] for the cost and expenses incurred by Rodman & Renshaw incurred for the use of i-Deal’s book building, prospectus tracking and compliance software for the offering, and (iii) $[•] for road show expenses, including $[•] incurred for the cost of net-road show and retail road show web hosting of road show slides.

Stabilization

Until the distribution of the shares of common stock offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our securities. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Securities Exchange Act of 1934 that are intended to stabilize, maintain or otherwise affect the price of our common stock. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•	Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market.

•

Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the shares of common stock originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our securities. These transactions may occur on the New York Stock Exchange or on any other trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Foreign Regulatory Restrictions on Purchase of the Common Stock

We have not taken any action to permit a public offering of shares of our common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of common shares and the distribution of the prospectus outside the United States.

In addition to the public offering of the shares in the United States, the underwriters may, subject to the applicable foreign laws, also offer the common shares to certain institutions or accredited persons in the following countries:

Australia. If this document is issued or distributed in Australia it is issued or distributed to “wholesale clients” only, not to “retail clients”. For the purposes of this paragraph, the terms “wholesale client” and “retail client” have the meanings given in section 761 of the Australian Corporations Act 2001 (Cth). This document is not a disclosure document under the Australian Corporations Act, has not been lodged with the Australian Securities & Investments Commission and does not purport to include the information required of a disclosure document under the Australian Corporations Act. Accordingly, (i) the offer of securities under this document is only made to persons to whom it is lawful to offer such securities under one or more exemptions set out in the Australian Corporations Act, (ii) this document is only made available in Australia to those persons referred to in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that, by accepting this offer, the offeree represents that the offeree is such a person as referred to in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this document.

China. THIS PROSPECTUS HAS NOT BEEN AND WILL NOT BE CIRCULATED OR DISTRIBUTED IN THE PRC, AND ADSs MAY NOT BE OFFERED OR SOLD, AND WILL NOT BE OFFERED OR SOLD TO ANY PERSON FOR RE-OFFERING OR RESALE, DIRECTLY OR INDIRECTLY, TO ANY RESIDENT OF THE PRC EXCEPT PURSUANT TO APPLICABLE LAWS AND REGULATIONS OF THE PRC

DIFC. DIFC and UAE have different requirements and, as a result, a generic legend for each is provided below

UAE. The offering has not been approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (the “DFSA”), a regulatory authority of the Dubai International Financial Centre (the “DIFC”).

The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No.8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The securities offered hereby may not be offered to the public in the UAE and/or any of the free zones, including, in particular, the DIFC.

The securities offered hereby may be offered and issued only to a limited number of investors in the UAE or any of its free zones (including, in particular, the DIFC) who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned, including, in particular, the DIFC.

The company represents and warrants that the securities offered hereby will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones, including, in particular, the DIFC.”

Dubai. The issuer is not licensed by the Dubai Financial Services Authority (“DFSA”) to provide financial services in the Dubai International Financial Centre (“DIFC”). The offering has not been approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the DFSA, a regulatory of the DIFC.

The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No.8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The securities offered hereby may not be offered to the public in the UAE and/or any of the free zones, including, in particular, the DIFC.

The securities offered hereby may be offered and issued only to a limited number of investors in the UAE or any of its free zones (including, in particular, the DIFC) who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned, including, in particular, the DIFC.

The company represents and warrants that the securities offered hereby will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones, including, in particular, the DIFC.

Israel. The common stock offered by this prospectus has not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor has such common stock been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the common stock being offered. Any resale, directly or indirectly, to the public of the common stock offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Pakistan. The investors / subscribers in Pakistan will be responsible for ensuring their eligibility to invest under the applicable laws of Pakistan and to obtain any regulatory consents if required for such purpose.

Saudi Arabia. NO OFFERING OF SHARES IS BEING MADE IN THE KINGDOM OF SAUDI ARABIA, AND NO AGREEMENT RELATING TO THE SALE OF THE SHARES WILL BE CONCLUDED IN SAUDI ARABIA. THIS DOCUMENT IS PROVIDED AT THE REQUEST OF THE RECIPIENT AND IS BEING FORWARDED TO THE ADDRESS SPECIFIED BY THE RECIPIENT. NEITHER THE AGENT NOR THE OFFERING HAVE BEEN LICENSED BY THE SAUDI’S SECURITIES AND EXCHANGE COMMISSION OR ARE OTHERWISE REGULATED BY THE LAWS OF THE KINGDOM OF SAUDI ARABIA.

THEREFORE, NO SERVICES RELATING TO THE OFFERING, INCLUDING THE RECEIPT OF APPLICATIONS AND/OR THE ALLOTMENT OF THE SHARES, MAY BE RENDERED WITHIN THE KINGDOM BY THE AGENT OR PERSONS REPRESENTING THE OFFERING.

UK. The content of this Memorandum has not been issued or approved by an authorised person within the meaning of the United Kingdom Financial Services and Markets Act 2000 (“FSMA”). Reliance on this Memorandum for the purpose of engaging in any investment activity may expose an Investor to a significant risk of losing all of the property or other assets invested. This Memorandum does not constitute a Prospectus within the meaning of the FSMA and is issued in reliance upon one or more of the exemptions from the need to issue such a prospectus contained in section 86 of the FSMA.

Indemnification

The underwriting agreement provides for indemnification between us and the underwriters against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the SEC, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

LEGAL MATTERS

The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York. The underwriters are being represented by Sichenzia Ross Friedman Ference, LLP, New York, New York.

EXPERTS

The consolidated financial statements of Wave2Wave Communications, Inc. as of December 31, 2009 and December 31, 2008 and for each of the three years ended December 31, 2009, 2008 and 2007 and RNK, Inc. for the period January 1, 2007 to October 12, 2007 included in this prospectus have been so included in reliance on the reports of RBSM LLP and Fiondella Milone & Lasaracina, LLP, independent registered public accounting firms, given on the authority of said firms as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File No. 333-164791) under the Securities Act, with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read and copy all or any portion of the registration statement without charge at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the SEC at prescribed rates from the public reference room of the SEC at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. In addition, registration statements and certain other filings made with the SEC electronically are publicly available through the SEC’s website at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy such periodic reports, proxy statements and other information at the SEC’s public reference room, and the website of the SEC referred to above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Wave2Wave Communications, Inc and Subsidiaries

We have audited the accompanying consolidated balance sheets of Wave2Wave Communications, Inc and Subsidiaries (the “Company”) as of December 31, 2009 and 2008 and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also include the financial statement schedule listed in the accompanying Index. These financial statements and related schedule of Wave2Wave Communications, Inc are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wave2Wave Communications, Inc and Subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the Consolidated Financial Statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS No. 109 (codification section)”, effective January 1, 2007.

As discussed in Note 4 to the Consolidated Financial Statements, the accompanying 2007 and 2008 consolidated financial statements have been restated to correct errors in accounting for accounts payable, business combinations, stock based compensation, and debt related expenses.

As discussed in Note 11 and 25 to the Consolidated Financial Statements, the Company was in default under certain covenants and conditions of its Senior Financing Agreement. The Company has entered in several forbearance agreements, the latest dated September 21, 2010 (as modified on October 4, 2010) whereby the lender has agreed to forbear certain rights of default. As a result, the debt is now due January 4, 2011 or sooner if the Company completes an initial public offering. If the Company is unable to raise a certain amount of proceeds from its current offering or to obtain other additional financing by January 4, 2011 to repay this obligation, it would have a material adverse effect on the Company.

/s/ RBSM LLP
New York, NY

March 31, 2010, except for Note 25, as to which the date is October 4, 2010

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2008
		(restated)
ASSETS
Current assets:
Cash and cash equivalents	$1,995,346	$1,597,669
Accounts receivable net of allowance for doubtful accounts of $4,377,243 and $3,441,543, respectively	22,542,955	17,315,852
Unbilled accounts receivable	3,646,655	4,188,545
Inventory	8,278	4,656
Prepaid expenses and other current assets	849,419	867,898
Deferred income taxes—short term	370,354	601,709

Total current assets	29,413,007	24,576,329
Property, equipment and software, net	8,031,483	9,111,785
Other assets:
Restricted cash	750,000	250,000
Goodwill	31,715,890	31,715,890
Intangible assets, net	16,990,869	21,228,525
Deferred income taxes—long term	6,858,924	3,280,907
Other assets	1,472,562	721,958

Total other assets	57,788,245	57,197,280

Total assets	$95,232,735	$90,885,394

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$18,205,982	$11,209,068
Deferred revenue and customer deposits	2,524,888	2,466,688
Accrued expenses	4,112,306	4,134,836
Line of credit	—	7,995,588
Related party note payable—RNK	19,123,606	19,101,124
Current portion of long-term debt	8,928,000	35,700,000
Related party note payable—Wilmington Trust, current portion	250,000	250,000
Current portion of capital lease obligations	1,289,461	1,216,840
Income tax payable and other taxes	772,999	2,063,033

Total current liabilities	55,207,242	84,137,177
Long-term liabilities:
Long-term debt, third party	—	1,712,284
Capital leases, less current portion	1,755,544	2,888,619
Related party note payable—Wilmington Trust	39,200,000	—
Long-term tax liability	751,399	714,902
Other long-term liabilities	—	30,982

Total long-term liabilities	41,706,943	5,346,787
Total liabilities	96,914,185	89,483,964
Stockholders’ deficit:
Series A cumulative, convertible preferred stock, $.0001 par value, 10,000,000 shares authorized; -0- and 151,526 shares issued and outstanding, liquidation preference of approximately $0 and $2,967,000 at December 31, 2009 and 2008, respectively	—	15
Common stock, $.0001 par value, 290,000,000 shares authorized, 7,124,297, and 5,647,918 shares issued and outstanding at December 31, 2009 and 2008, respectively	713	565
Additional paid-in capital	33,124,673	14,311,182
Accumulated deficit	(33,968,229)	(12,432,251)

	(842,843)	1,879,511
Due from related party	(838,607)	(478,081)

Total stockholders’ equity (deficit)	(1,681,450)	1,401,430
Total liabilities, due from related party and stockholders’ deficit	$95,232,735	$90,885,394

The accompanying notes are an integral part of these consolidated financial statements.

WAVE2WAVE COMMUNICATIONS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ending December 31,
	2009	2008	2007
		(restated)	(restated)
Operating revenues	$79,870,883	$78,454,734	$35,402,853
Operating expenses:
Costs of services and sales (exclusive of depreciation shown separately below)	51,587,884	43,204,748	22,143,208
Depreciation and amortization	6,983,464	6,658,278	1,986,041
Selling, general and administrative expenses	37,925,377	20,795,073	14,198,969

Total operating expenses	96,496,725	70,658,099	38,328,218
Operating (loss) income	(16,625,842)	7,796,635	(2,925,365)
Interest expense, net	7,230,657	7,009,324	2,305,537
Other (expense) income	(768,232)	312,848	3,495,452

Net (loss) income before income tax (expense)	(24,624,731)	1,100,159	(1,735,450)

Income tax (expense) benefit	3,088,753	(2,308,914)	3,629,205

Net (loss) income	$(21,535,978)	$(1,208,755)	$1,893,755

Earnings per share:
Basic	$(3.53)	$(0.23)	$0.35

Diluted	$(3.53)	$(0.23)	$0.29

The accompanying notes are an integral part of these consolidated financial statements.

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the years ended December 31, 2009, 2008 and 2007

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Due to Related Parties	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance, January 1, 2007	151,526	$15	5,338,543	$534	$4,909,543	$(71,474)	$(13,231,486)	$(8,392,868)
Prior year adjustments to retained earnings	—	—	—	—	—	—	114,146	114,146
Warrants granted as part of purchase agreement	—	—	—	—	3,803,911	—	—	3,803,911
Reissuance of warrants	—	—	—	—	318,279	—	—	318,279
Stock compensation expense	—	—	—	—	2,876,201	—	—	2,876,201
Increase to due from related parties	—	—	—	—	—	(274,264)	—	(274,264)
Net income	—	—	—	—	—	—	1,893,755	1,893,755

Balance, January 1, 2008	151,526	$15	5,338,543	$534	$11,907,934	$(345,738)	$(11,223,585)	$339,160
Prior year adjustments to retained earnings	—	—	—	—	—	—	89	89
Warrants granted relating to debt issuance	—	—	—	—	1,714,963	—	—	1,714,963
Increase in loans to related parties	—	—	—	—	—	(132,343)	—	(132,343)
Stock compensation expense	—	—	—	—	663,566	—	—	663,566
Exercise of warrants to common stock	—	—	309,375	31	24,719	—	—	24,750
Net loss	—	—	—	—	—	—	(1,208,755)	(1,208,755)

Balance, December 31, 2008 (as restated)	151,526	$15	5,647,918	$565	$14,311,182	$(478,081)	$(12,432,251)	$1,401,430
Stock options exercised	—	—	248,856	25	25,050	—	—	25,075
Common stock grants relating to debt issuance	—	—	21,877	2	365,998	—	—	366,000
Warrant grants relating to debt issuance	—	—	—	—	650,000	—	—	650,000
Warrants issued for services	—	—	—	—	732,000	—	—	732,000
Conversion of preferred stock	(151,526)	$(15)	151,526	1	14	—	—	—
Restricted stock issued	—	—	310,540	31	9,440,384	—	—	9,440,415
Increase in loans to related parties	—	—	—	—	—	(360,526)	—	(360,526)
Stock compensation expense	—	—	—	—	7,540,647	—	—	7,540,647
Exercise of warrants to common stock	—	—	743,580	89	59,398	—	—	59,487
Net loss	—	—	—	—	—	—	(21,535,978)	(21,535,978)

Balance, December 31, 2009	—	$—	7,124,297	$713	$33,124,673	$(838,607)	$(33,968,229)	$(1,681,450)

The accompanying notes are integral part of these consolidated financial statements.

WAVE2WAVE COMMUNICATIONS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ending December 31,
	2009	2008	2007
		(restated)	(restated)
Cash flow from operating activities:
Net income (loss)	$(21,535,978)	$(1,208,755)	$1,893,755
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation	2,361,979	1,921,142	606,404
Amortization	4,620,165	4,737,136	1,379,637
Bad debt expense	729,084	329,176	446,786
Deferred income tax provision	(3,346,662)	441,113	(4,323,729)
Non cash stock compensation expense	17,713,034	663,566	2,876,201
Amortization of debt discount and premiums	2,248,154	(80,935)	318,279
Debt penalties and late fees	—	250,000	—
Changes in operating assets and liabilities:
Accounts receivable	(5,414,297)	(2,683,928)	(6,119,244)
Inventories	(3,622)	42,094	(26,459)
Prepaid expenses and other assets	(1,112,310)	(62,650)	(319,952)
Restricted cash	(500,000)	(10,000)	(240,000)
Cash overdraft	—	(304,653)	755
Accounts payable	6,804,300	(3,770,639)	(789,278)
Accrued expenses and other liabilities	1,140,533	2,035,040	159,712
Income tax payable and other taxes	(1,253,537)	1,484,363	(654,502)
Deferred revenue and customer deposits	58,200	230,098	(836,512)

Net cash provided (used) by operating activities	2,509,043	4,012,168	(2,646,119)
Cash flows from investing activities:
Cash paid for acquisition, net of cash received	—	—	(17,246,265)
Purchases of property and equipment	(858,252)	(1,226,989)	(779,863)

Net cash used by investing activities	(858,252)	(1,226,989)	(18,026,128)
Cash flows from financing activities:
Net (payments on) proceeds from line of credit	(4,360,182)	7,995,588	—
Principal payments on capital leases	(1,291,265)	(810,471)	(131,376)
Borrowings from short-term debt	4,676,594	3,000,000	35,700,000
Repayments of long-term debt	—	(11,767,637)	(13,402,176)
Capitalized loan closing costs	—	(608,415)	—
Due from related parties	(300,526)	(132,343)	(274,264)
Exercise of options to common stock	8,279	24,750	30,982
Exercise of warrant to common stock	13,986	—	—
Repayments to shareholders	—	—	(395,500)

Net cash (used) provided by financing activities	(1,253,114)	(2,298,528)	21,527,666

Net increase in cash	397,677	486,651	855,419
Cash and cash equivalents, at the beginning of the year	1,597,669	1,111,018	255,599

Cash and cash equivalents, at the end of the year	$1,995,346	$1,597,669	$1,111,018

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$6,609,070	$5,737,686	$1,304,441
Summary of Non-Cash items:
Assets acquired under capital leases	$230,811	$3,008,311	$161,617

The accompanying notes are an integral part of these consolidated financial statements.

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations

Wave2Wave Communications, Inc. is comprised of its wholly-owned subsidiaries Wave2Wave Data Communications, LLC, Wave2Wave VOIP Communications, LLC, Wave2Wave Midwest Region, LLC and RNK Communications, Inc. (“RNK”) (effective on October 12, 2007) (collectively the Company). The Wave2Wave subsidiaries provide high speed wired and wireless broadband services to customers located throughout the United States. RNK markets its services directly and through reseller channels. RNK is a registered and certified competitive local exchange carrier (“CLEC”) providing local exchange services primarily in the New England region, and is also a licensed and registered interexchange carrier (“IXC”) or “long distance” carrier, providing domestic and international long distance services. The Company is registered to transact businesses within various states throughout the eastern coast of the United States. RNK is a telecommunications company that operates in the communications services industry providing voice, data, and Internet services through residential and commercial telephone service, Voice over Internet Protocol (“VoIP”) enabled services, prepaid and postpaid calling cards, conference calling, and wholesale carrier terminations.

On October 12, 2007, the Company completed the acquisition of RNK of Dedham, Massachusetts for a total purchase price of approximately $57.4 million (see Note 6). For the years ending December 31, 2009 and 2008, the consolidated balance sheets and statements of operations includes the balances and results of the full years ending December 31, 2009 and 2008, respectively.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) and include the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated.

Reverse Stock Split

Subsequent to the date of the financial statements the Board of Directors of the Company approved a one-for-two reverse stock split of our common stock with a par value of $0.0001 effective March 22, 2010, which was ratified by a majority of the stockholders of the Company (see Note 25). All per share amounts in the financial statements have been retroactively adjusted to the earliest period presented for the effect of this reverse split.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The accounting estimates that require management’s most significant and subjective judgments include revenue recognition, the valuation and recognition of stock-based compensation expense, the valuation of long-lived assets, goodwill and acquired indefinite-lived intangible assets and the valuation of asset retirement obligations. In addition, the Company has other accounting policies that involve estimates such as the allowance for doubtful accounts, revenue reserves, the determination of the useful lives of long-lived assets, the recognition of the fair value of assets acquired and liabilities assumed in business combinations, accruals for estimated tax and legal liabilities, valuation allowance for deferred tax assets, and cost of revenue disputes for communications services. Actual results may differ from these estimates under different assumptions or conditions and such differences could be material.

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash and Cash Equivalents

For purposes of financial statements presentation, the Company considers all highly liquid investments with a maturity of three months or less to be cash and cash equivalents. At certain times, the Company has amounts on deposit with financial institutions, of which the FDIC will insure up to $250,000 per depositor at December 31, 2009. The portion of the deposits in excess of $250,000 is not subject to insurance and represents a credit risk to the Company. Management believes that the risk is limited because the deposits are in high quality financial institutions.

Restricted Cash

Restricted cash represents collateral on letters of credit related to the building leases for the Bedford, Massachusetts and Dedham, Massachusetts locations of RNK and collateral held by a financial institution for a vendor. At December 31, 2009 and 2008, restricted cash was $750,000 and $250,000, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

The Company extends credit to certain customers, based upon credit evaluations, in the normal course of business, primarily with 30-60 day terms. The Company’s reserve requirements are based on the best facts available to the Company and are reevaluated and adjusted as additional information is received. The Company’s reserves are also based on amounts determined by using percentages applied to certain aged receivable categories. These percentages are determined by a variety of factors including, but not limited to, current economic trends, historical payment and bad debt write-off experience. Accounts are written off when they are deemed uncollectible. In some cases, the Company requires deposits from its customers. As of December 31, 2009 and 2007, the Company has reserved $4,377,243 and $3,441,543 for uncollectible accounts, respectively. During 2009, 2008, and 2007 bad debt expense was $729,084, $329,176, and $446,786, respectively.

The Company’s valuation allowance for uncollectible accounts receivable is designed to account for the expense associated with accounts receivable that we estimate will not be collected. The Company assesses the adequacy of this allowance by evaluating general factors, such as the length of time individual receivables are past due, historical collection experience, and changes in the credit-worthiness of our customers. The Company assesses the ability of specific customers to meet their financial obligations to us and establishes specific allowances based on the amount we expect to collect from these customers. If circumstances relating to specific customers change or economic conditions change such that our past collections experience and assessment of the economic environment are no longer appropriate, our estimate of the recoverability of our trade receivables could be impacted.

Inventory

Inventory is stated at the lower of cost or market value using the FIFO method. Inventory consists of Voice over Internet Protocol (VoIP) telephones and adapters that are sold in the normal course of business to end-user customers and resellers.

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property, Equipment and Software

Property, equipment, and software are recorded at cost, using the straight-line method over the estimated useful life of the related assets as revealed below.

Telephone equipment	5 – 9.5 years
Machinery and equipment	3 – 10 years
Furniture and fixtures	5 – 7 years
Vehicles	4 – 5 years
Leasehold improvements	3 years
Computer software	3 years

Leasehold improvements are depreciated over the shorter of their estimated useful lives or lease terms that are reasonably assured.

The Company performs periodic internal reviews to determine depreciable lives of its property, equipment and software based on input from personnel, actual usage and the physical condition of the Company’s property, equipment and software.

Accounts Payable Claims and Disputes

The Company has established a systematic approach to record the payables based on invoice amount, net of claims filed and acknowledged by vendors, as well as any additional credits received. All claims netted against payables are expected to be settled with credits issued by vendors, and the additional credits received such as late fees waived by vendors, are generally insignificant.

Revenue Recognition

W2W is a Competitive Local Exchange Carrier (“CLEC”) (through its wholly-owned subsidiary RNK), and a broadband Internet Service Provider (“ISP”). As such W2W derives revenue from sales of its network, carrier, subscriber services, and prepaid calling card fees. W2W derives the majority of its revenue from monthly recurring fees and usage-based fees that are generated principally by sales of its network, carrier and subscription services.

Monthly recurring fees include the fees paid by W2W’s network and carrier services customers for lines in service and additional features on those lines. W2W primarily bills monthly recurring fees in advance, and recognizes the fees in the period in which the service is provided.

Usage-based fees consist of fees paid by W2W’s network and carrier services customers for each call made, and fees paid by outside carriers when W2W’s switching facilities provide a connection between the carrier and the end user, i.e. “reciprocal compensation”, and access fees paid by carriers for long distance calls W2W originates or terminates for those carriers. These fees are billed in arrears and recognized in the period in which the service is provided.

Subscriber fees include monthly recurring fees paid by W2W’s end-user subscribers for lines in service, additional features on those lines, and usage-based per-call and per-minute fees. Subscriber fees also consist of provision of access to data, wireless, and Voice over IP (“VoIP”) services. These fees are billed in advance for monthly recurring items and in arrears for usage-based items, and revenues are recognized in the period in which service is provided.

Prepaid calling card fees are billed in advance based on the retail face value of the calling card, net of wholesale discounts, if applicable. Revenue is recognized as the card is used and service is provided to the end user.

Termination revenue is recognized when a customer discontinues service prior to the end of the contract period, for which the company had previously received consideration. Termination revenue is also recognized when customers are required to make termination penalty payments to the company to settle contractually committed purchase amounts that the customer no longer expects to

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

meet or when a customer and the company renegotiate a contract under which the company is no longer obligated to provide services for consideration previously received.

The Company recognizes revenue in accordance with GAAP, specifically ASC 605 “Revenue Recognition,” which requires satisfaction of the following four basic criteria before revenue can be recognized:

•	there is persuasive evidence that an arrangement exists;

•	delivery has occurred or services have been rendered

•	the fee is fixed and determinable; and

•	collectability is reasonably assured.

The Company bases its determination of the third and fourth criteria above on the Company’s judgment regarding the fixed nature of the fee it has charged for the services rendered and products delivered, and the prospects that those fees will be collected. If changes in conditions should cause it to determine that these criteria likely will not be met for some future transactions, revenue recognized for any reporting period could be materially adversely affected. The Company’s management continually reviews and evaluates the collectability of revenues. For further information please see “Accounts Receivable and Allowance for Doubtful Accounts.”

The Company’s management makes estimates of future customer credits and settlements, due to various disputes on pricing and other terms of the contracts, through the analysis of historical trends and known events. Provisions for customer credits and settlements are recorded as a reduction of revenue when incurred. Since any revenue allowances are recorded as an offset to revenue, any future increases or decreases in the allowances will positively or negatively affect revenue by the same amount.

The following shows the pro forma effect on revenues as if the customer invoice settlements had occurred in the year originated.

	Year Ending December 31,
	2009	2008
Revenues (as reported)	$79,870,883	$78,454,743
2007 and 2008 invoices settled in 2009	1,294,894	(1,294,894)
2007 invoices settled in 2008	—	964,493

Revenues, Pro Forma	$81,165,777	$78,124,342

Marketing and Advertising Costs

Marketing and advertising costs are expensed as incurred. Marketing and advertising expense for the years ended December 31, 2009, 2008 and 2007 totaled $128,223, $138,208, and $49,136, respectively.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of prepaid interest for the senior notes held by Victory Park (see Note 11), services, insurance, maintenance contracts and refundable deposits. Prepayments are expensed on a straight-line basis over the corresponding life of the underlying agreements.

Cost of Sales

Cost of sales consists primarily of leased transport charges and usage costs for local and long distance calls. Leased transport charges are the payments the Company makes to lease the telephone and data transmission lines it uses to connect customers to the Company’s network and to connect the Company’s network to the networks of other carriers. Usage costs for local and long distance

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

calls are the costs incurred to connect the calls made by customers that are terminated on the networks of other carriers. These costs may include an estimate of charges for which invoices have not yet been received, and may be based upon the estimated number of transmission lines and facilities in service, estimated minutes of use, estimated amounts accrued for pending disputes with other carriers, as well as upon the contractual rates charged by the Company’s service providers. Subsequent adjustments to these estimates may occur after the bills are received for the actual costs incurred, but these adjustments generally are not expected to be material to operating results.

As of December 31, 2009, 2008 and 2007 the Company had $1,671,021, $3,786,423, and $2,723,809 respectively, of disputed network invoices related to disputed balances recorded in accounts payable in the consolidated balance sheets. Of these respective amounts, $600,000, $2,577,398, and $1,999,603 have been granted by the Company’s service providers in the form of credits subsequent to December 31, 2009. Judgment is required in estimating the ultimate outcome of the dispute resolution process, as well as any other amounts that may be incurred to conclude the negotiations or settle any litigation.

Selling, General and Administrative Expenses

The Company’s selling, general and administrative expenses are defined as expenses incurred by the company that relate directly to the day-to-day operations of the Company as well as its overall administration. These costs consist primarily of but are not limited to: compensation, stock-based compensation, commissions, selling and marketing, customer service, billing, corporate administration, engineering personnel and other costs.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash, cash equivalents and accounts receivable. Exposure to losses on accounts receivable is principally dependent on each customer’s financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses. The Company places its cash and cash equivalents in financial institutions insured by the Federal Depository Insurance Corporation. Additionally, the Company limits its amount of credit exposure to any one institution. The Company has never experienced any losses in these accounts and believes that its credit risk exposure with respect to cash balances held by despository institutions is limited.

Concentration of Suppliers

The Company currently leases its transport capacity from a limited number of suppliers and is dependent upon the availability of transmission facilities owned by the suppliers. The Company is vulnerable to the risk of renewing favorable supplier contracts and timeliness of the supplier in processing the Company’s orders for customers, and is at risk related to regulation and regulatory developments that govern the rates to be charged to the Company and, in some instances, whether certain facilities are required to be made available to the Company. The Company has one major supplier; Verizon Communications, Inc. (“Verizon”) that accounts for 24%, 35%, and 28% of the Company’s costs of services for the years ended December 31, 2009, 2008 and 2007, respectively. The Company has no other supplier that accounts for greater than 10% of the Company’s costs of services.

USF and Gross Receipts Taxes

ASC 605-45-50-3 “Revenue Recognition—Principal Agent—Disclosure—Taxes Collected from Customers Remitted to Governmental Authorities” (the “Gov’t Taxes Topic”) provides guidance regarding the accounting and financial statement presentation for certain taxes assessed by a governmental authority, i.e. whether to be presented on a gross or net basis. The Company adopted Gov’t Taxes Topic on January 1, 2007. The scope of the Gov’t Taxes Topic includes any tax

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, Universal Service Fund (“USF”) contributions and some excise taxes. The Gov’t Taxes Topic concludes that entities should present these taxes in the income statement on either a gross or a net basis. The Company presents these taxes in the income statement on a gross or net basis, depending on the product line and billing mechanism. The majority of the Company’s revenues are exempt from these taxes and fees.

Income Taxes

The Company uses the liability method of accounting for income taxes, in accordance with the requirements of the Accounting Standards Codification (“ASC”) 740 “Income Taxes” (“ASC 740”). Under this method, the Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of transactions and events. Under this method, deferred income tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities using enacted income tax rates in effect for the year in which the differences are expected to reverse. If necessary, deferred income tax assets are reduced by a valuation allowance to an amount that is determined to be more likely than not recoverable. The Company must make significant estimates and assumptions about future taxable income and future income tax consequences when determining the amount of the valuation allowance.

A valuation allowance is provided when it is considered more likely than not that deferred tax assets will not be realized. Due to the Company’s state tax filing position, it has provided a valuation allowance for a portion of its state tax deferred tax assets at December 31, 2009 and 2008. Due to the October 12, 2007 acquisition of RNK, the Company was able to release its federal valuation allowance on the deferred tax assets of approximately four million dollars as of December 31, 2007.

In forming this assessment, the Company considered the weight of available positive evidence, particularly that which was the most objectively verifiable, including the cumulative profits in recent years of RNK. The acquisition of this profitable business entity provided a source of taxable income that has triggered the realization of the Company’s federal deferred tax assets. This has been demonstrated by the Company’s ability in recent years to begin utilizing the net operating loss carryforwards generated by us.

The Company’s management forecasts, based on historical trends, that future earnings will be sufficient to recover the losses generated by it before they begin to expire. Accordingly, management concluded that a valuation allowance against its federal deferred tax assets was no longer necessary.

Effective January 1, 2007 the Company adopted an amendment to the requirements of ASC 740. The amended standard prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, see the next paragraph for further explanation.

ASC 740-10-25-5 “Income Taxes—Overall—Recognition—Basis Recognition Threshold”, (“Tax Position Topic”) provides guidance to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold, i.e. “more-likely-than-not”, that the income tax positions must achieve before being recognized in the financial statements. In addition, the Tax Position Topic requires expanded annual disclosures, including a roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. The Company adopted the provisions of the Tax Position Topic on January 1, 2007 and recorded a reduction of retained earnings of $173,256 effective January 1, 2007. For further explanation please see Note 22 “Income Taxes.”

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Earnings Per Share

Basic and diluted income or loss per common share is based upon the weighted average number of common shares outstanding during the years ended December 31, 2009, 2008, and 2007, under the provisions of ASC 260 “Earnings Per Share.” As the Company incurred losses for the years ended December 31, 2009 and 2008 potentially dilutive securities are always anti-dilutive to earnings; as such weighted average dilutive shares presented for those periods are identical to basic weighted average shares outstanding.

The Company computes basic net loss or income per share (“EPS”) by dividing net earnings (losses) available to common stockholders for the year by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed by dividing net income available to common stockholders for the year by the weighted average number of shares of common stock outstanding during the year and includes the dilutive effect of common stock that would be issued assuming conversion, immediate vesting or exercise of outstanding convertible notes, stock options, stock based compensation awards and other potentially dilutive securities. In the event that net losses have been incurred in the period for which earnings per share are computed, all potentially dilutive securities are anti-dilutive to earnings. In such case weighted average shares on a diluted basis are presented as the same as basic weighted average shares. Below is a reconciliation of basic to diluted shares outstanding for the applicable periods as well as anti-dilutive shares excluded from calculations for the relevant periods.

	Year Ended December 31,
	2009	2008	2007
Basic
Weighted average shares outstanding	6,094,848	5,461,619	5,338,543
Dilutive securities	—	—	1,237,727

Diluted
Weighted average shares outstanding	6,094,848	5,461,619	6,576,270

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the requirements of ASC 505 “Equity” and ASC 718-10 “Stock Compensation”, under the modified prospective transition method. The standards require the measurement of compensation cost at the grant date, based upon the estimated fair value of the award, and requires amortization of the related expense over the employee’s requisite service period.

Under ASC 718-10, stock based compensation cost will be recognized over the period during which an employee is required to provide service in exchange for the award. ASC 718-10 also requires an entity to calculate the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to adoption of ASC 718-10 (the “APIC pool”). The Company has evaluated its APIC pool and has determined that it was immaterial as of January 1, 2006. ASC 718-10 also amends ASC 230 “Cash Flows”, to require that excess tax benefits that had been reflected as operating cash flows be reflected as financing cash flows. See Note 20 for additional information on stock-based compensation.

Business Combinations

In accordance with the requirements of the ASC 805 “Business Combinations”, the purchase price of acquired businesses or properties is allocated to tangible and identified intangible assets and liabilities based on their respective fair values. All of the Company’s business combinations have been accounted for using the purchase method of accounting and, accordingly, are included in the Company’s results of operations as of the date of each acquisition. The Company allocates the purchase price of its acquisitions to the tangible assets acquired, liabilities assumed and intangible

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

assets acquired, including in-process research & development (“IPR&D”), based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill.

Identified Definite Lived Intangible Assets

The Company’s acquisitions require the application of purchase accounting in accordance with the requirements of ASC 805. This results in tangible and identified intangible assets and liabilities of the acquired entity being recorded at fair value. Identified intangible assets include trademark and trade names, which are not amortized and have an indefinite estimated useful life. The remaining other intangible assets primarily include customer relationships, customer lists and non-compete agreements, which are all being amortized.

Goodwill and Other Identified Indefinite-Lived Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets of businesses acquired.

In accordance with the provisions of ASC 350 “Intangibles—Goodwill and Other”, the Company does not amortize goodwill or other acquired intangible assets with indefinite useful lives. The Company has identified only one reporting unit as defined in ASC 350. Goodwill is assessed for impairment at least annually, based upon the Company’s estimate of the fair value of the reporting unit. As of December 31, 2009 and 2008 the Company had $31,715,890 and $31,715,890, respectively, of indefinite lived intangible assets.

The Company assesses the carrying value of its goodwill at December 31 of each fiscal year. In accordance with the Intangibles—Goodwill and Other Topic, goodwill of a reporting unit will also be tested for impairment between annual tests if a triggering event occurs, as defined by Intangibles—Goodwill and Other Topic, that could potentially reduce the fair value of the reporting unit below its carrying value.

Testing for impairment of goodwill per US GAAP follows a two-step impairment test model:

•

Step 1. The asset carrying amount is compared with the undiscounted cash-flows it is expected to generate. If the carrying amount is lower than the undiscounted cash-flows, no impairment loss is recognized and Step 2 is not necessary. If the carrying amount is higher than the undiscounted cash- flows then Step 2 quantifies the impairment loss.

•

Step 2. An impairment loss is measured as the difference between the carrying amount and fair value. Fair value is defined as the price that would be received to sell an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The asset carrying amount of the one reporting unit identified for goodwill purposes was in excess of the carrying value for at December 31, 2009 and 2008. No impairment losses were recognized for the years ended December 31, 2009, 2008 and 2007.

Impairment of Long Lived Assets

In accordance with the ASC 360 “Property, Plant, and Equipment” (the “PP&E Topic”), long-lived assets are periodically evaluated for potential impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In the event that periodic assessments reflect that the carrying amount of the asset exceeds the sum of the undiscounted cash flows (excluding interest) that are expected to result from the use and eventual disposition of the asset, the Company would recognize an impairment loss to the extent the carrying amount exceeded the fair value of the property. The Company estimates the fair value using available market information or other industry valuation techniques such as present value calculations. No impairment charges were recognized for the years ended December 31, 2009, 2008 and 2007.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company also analyzed its trade name for impairment pursuant to the requirements of the Topic and determined that the trade name was not impaired as of December 31, 2009. Accordingly, no impairment charges were recorded related to the trade name during the years ended December 31, 2009 and 2008. In addition to testing goodwill and its trade name for impairment, the Company tested the intangible customer relationships and non-compete agreements for impairment during the fourth quarter of 2009. No impairment losses were recognized for the years ended December 31, 2009, 2008 and 2007.

Other Assets

Other assets consist primarily of capitalized professional fees and transaction costs related to the proposed “Initial Public Offering” (“IPO”) transaction sought by the Company, debt issuance costs, deposits and miscellaneous other assets. Capitalized IPO related costs will be offset against the proceeds upon successful consummation of the IPO. However, if consummation of the equity offering is deemed not probable, or the offering is aborted, such costs will be expensed. Debt issuance costs are amortized to interest expense over the term of the related debt instruments.

Legal and Contingency Reserves

The Company accounts for legal and other contingencies in accordance with ASC 450 “Contingencies” (the “Contingencies Topic”). Loss contingencies are accrued by a charge to income if two conditions are met. The first condition is that information prior to issuance of the consolidated financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss. The second condition is that the amount of the loss can be reasonably estimated.

Segment information

Accounting Standards Codification 280 (the “Segment Reporting Topic”) which establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. The Segment Reporting Topic also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions how to allocate resources and assess performance. The Company applies the management approach to the identification of its one reportable operating segment as provided in accordance with the Segment Reporting Topic.

Recent Accounting Pronouncements

In February 2010 the FASB issued Update No. 2010-09 “Subsequent Events (Topic 855)” (“2010-09”). 2010-09 clarifies the interaction of Accounting Standards Codification 855 “Subsequent Events” (“Topic 855”) with guidance issued by the Securities and Exchange Commission (the “SEC”) as well as the intended breadth of the reissuance disclosure provision related to subsequent events found in paragraph 855-10-50-4 in Topic 855. This update is effective for annual or interim periods ending after June 15, 2010. Management is currently evaluating whether these changes will have any material impact on its financial position, results of operations or cash flows.

In February 2010 the FASB issued Update No. 2010-08 “Technical Corrections to Various Topics” (“2010-08”). 2010-08 represents technical corrections to SEC paragraphs within various sections of the Codification. Management is currently evaluating whether these changes will have any material impact on its financial position, results of operations or cash flows.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In January 2010 the FASB issued Update No. 2010-06 “Fair Value Measurements and Disclosures—Improving Disclosures about Fair Value Measurements” (“2010-06”). 2010-06 requires new disclosures regarding significant transfers between Level 1 and Level 2 fair value measurements, and disclosures regarding purchases, sales, issuances and settlements, on a gross basis, for Level 3 fair value measurements. 2010-06 also calls for further disaggregation of all assets and liabilities based on line items shown in the statement of financial position. This amendment is effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. The Company is currently evaluating whether adoption of this standard will have a material impact on its financial position, results of operations or cash flows.

In January 2010 the FASB issued Update No. 2010-05 “Compensation—Stock Compensation—Escrowed Share Arrangements and Presumption of Compensation” (“2010-05”). 2010-05 re-asserts that the Staff of the Securities Exchange Commission (the “SEC Staff”) has stated the presumption that for certain shareholders escrowed share represent a compensatory arrangement. 2010-05 further clarifies the criteria required to be met to establish a position different from the SEC Staff’s position. The Company does not have any escrowed shares held at this time. As such, the Company does not believe this pronouncement will have any material impact on its financial position, results of operations or cash flows.

In January 2010 the FASB issued Update No. 2010-04 “Accounting for Various Topics—Technical Corrections to SEC Paragraphs” (“2010-04”). 2010-04 represents technical corrections to SEC paragraphs within various sections of the Codification. Management is currently evaluating whether these changes will have any material impact on its financial position, results of operations or cash flows.

In January 2010 the FASB issued Update No. 2010-02 “Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification” (“2010-02”) an update of ASC 810 “Consolidation.” 2010-02 clarifies the scope of ASC 810 with respect to decreases in ownership in a subsidiary to those of a: subsidiary or group of assets that are a business or nonprofit, a subsidiary that is transferred to an equity method investee or joint venture, and an exchange of a group of assets that constitutes a business or nonprofit activity to a non-controlling interest including an equity method investee or a joint venture. Management, does not expect adoption of this standard to have any material impact on its financial position, results of operations or operating cash flows. Management does not intend to decrease its ownership in any of its wholly-owned subsidiaries.

In January 2010 the FASB issued Update No. 2010-01 “Accounting for Distributions to Shareholders with Components of Stock and Cash—a consensus of the FASB Emerging Issues Task Force” (“2010-03”) an update of ASC 505 “Equity.” 2010-03 clarifies the treatment of stock distributions as dividends to shareholders and their affect on the computation of earnings per shares. The Company has not and does not intend to declare dividends for preferred to common stock holders. Management, does not expect adoption of this standard to have any material impact on its financial position, results of operations or operating cash flows.

Reclassifications

Certain reclassifications have been made to prior year amounts in order to conform to the current period presentation. These reclassifications have no effect on reported net income.

3. Change in Estimate

Beginning in January 2005, RNK began accruing liability for virtual foreign exchange traffic (VFX) pursuant to various amendments to interconnection agreements with Verizon. Throughout 2005, 2006, and 2007, the amounts were determined using the contractual VFX factor across all Verizon originated traffic at the interstate rates provided by Verizon. In 2008, it was determined that ISP traffic should be excluded from the calculation, and that the interstate rate Verizon

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

provided was in excess of the benchmark mandated by the FCC. In June 2008, RNK reduced the estimated outstanding liability for VFX by $6,572,975 with a correspondingly favorable credit within cost of goods sold which had the effect of an equal reduction in “loss from operations for 2008”. Please see Note 24 on the ongoing Verizon litigation, which includes VFX. Had this change been effective as of December 31, 2007, it would have reduced accrued liabilities on the consolidated financial statements by $3,909,621.

4. Restatement of Previously Issued Financial Statements

On December 15, 2009, management concluded that the Company’s previously issued audited financial statements should be restated, for the reasons discussed below:

Accounts Payable

The Company records its vendors’ payables net of estimated disputes and settlements for communications services. These disputes include ongoing billing errors, or taxes and charges that the Company was exempt from. During the years ended December 31, 2008 and 2007, the Company had not developed a systematic approach to accurately track the disputes and estimated settlements. The methodology used during those years was inappropriate and lacked of supporting information to determine such estimate was reliable. This resulted in the retroactive adjustments to prior period financial statements to adjust costs of goods sold for the subsequent settlements of vendor payables for the years ended December 31, 2008 and 2007 (see Note 2). Retroactive adjustment of costs of goods sold amounted approximately a reduction of $41,000 and $1,891,000, for the years ended December 31, 2008 and 2007, respectively.

Business Combinations

It was determined that the Company needed certain valuations performed relating to acquisitions made in 2006 and 2007 in order to assist management in determining the appropriate allocation of tangible and intangible assets relating to the purchases. These valuations resulted in reclassifying the existing balances in intangible assets on the 2007 balance sheets and adjustments to amortization expense in 2007 and 2008.

Stock based compensation and debt related expenses

In addition, the Company determined that an independent valuation was needed to assist management in determining the fair values of all options and warrants granted during 2006 through 2008. This valuation resulted in adjustments made to the balance sheet to goodwill for purchase related warrants granted in 2007 (see Note 5). In addition, an adjustment to debt discount for all debt related warrants granted in 2008 (see note 19) and compensation expense recorded for all employee stock options granted during 2006 through 2008 (see note 20).

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2008:

	2008 as previously stated	Adjustment		2008 Restated
ASSETS
Current assets:
Cash and cash equivalents	$1,597,669	$—		$1,597,669
Accounts receivable net of allowance for doubtful accounts of $0 in 2008 and $0 in 2007	17,336,314	(20,462	)(1)	17,315,852
Unbilled accounts receivable	4,188,545	—		4,188,545
Inventory	4,656	—		4,656
Prepaid expenses and other current assets	847,434	20,464	(1)	867,898
Deferred income taxes—short term	616,052	(14,343	)(2)	601,709

Total current assets	24,590,670	(14,341)		24,576,329
Property, equipment and software, net	9,111,785	—		9,111,785
Other assets:
Restricted cash	250,000	—		250,000
Due from related parties	478,081	(478,081	)(8)	—
Goodwill	18,127,390	13,588,500	(3)	31,715,890
Intangible assets, net	30,758,671	(9,530,147	)(3)(9)	21,228,524
Deferred income taxes—long term	3,180,402	100,505	(2)	3,280,907
Other assets	294,449	427,510	(9)	721,959

Total other assets	53,088,993	4,108,287		57,197,280

Total assets	$86,791,448	$4,093,946		$90,885,394

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$12,768,630	$(1,559,562	)(4)	$11,209,068
Deferred revenue and customer deposits	2,466,168	520	(1)	2,466,688
Accrued expenses	2,941,155	1,193,681	(5)	4,134,836
Line of credit	7,995,588	—		7,995,588
Related Party notes payable—RNK	19,303,606	(202,482	)(6)	19,101,124
Current portion of long-term debt	—	35,700,000		35,700,000
Related party note payable—other	280,982	(30,982)		250,000
Current portion of capital lease obligations	1,216,840	—		1,216,840
Income tax payable and other taxes	1,867,687	195,346	(2)	2,063,033

Total current liabilities	48,840,656	35,296,521		84,137,177
Long-term liabilities:
Long-term debt, net of current portion	38,700,000	(36,987,716	)(6)	1,712,284
Capital leases, less current portion	2,888,619	—		2,888,619
Long-term tax liability	—	714,902	(2)	714,902
Other long-term liabilities	520	30,462	(1)	30,982

Total long-term liabilities	41,589,139	(36,242,352)		5,346,787
Total liabilities	90,429,795	(945,831)		89,483,964
Preferred stock, common stock and accumulated deficit	(3,638,347)	5,517,858	(7)(8)	1,879,511
Notes receivalble—related parties	—	(478,081	)(8)	(478,081)
				—

Total liabilities and stockholders’ equity	$86,791,448	$4,093,946		$90,885,394

(1)	Immaterial adjustments and reclasses

(2)	Adjustments reflect the tax impact on changes in net loss in restated statements and adoption of FIN 48

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)

Adjustments reflect the adjustment of goodwill and intangibles relating to the business combinations of Intellispace and RNK based upon the purchase price allocation as determined by independent third party valuation

(4)

Adjustments reflect the subsequent settlements of vendor payables and credits. These settlements and credits include ongoing billing errors, or taxes and charges that the Company was exempt from. Methodology of estimate used in prior years was inappropriate. The Company had determined to use all reliable information that is presently available or can reasonably be expected to be obtained, and applied the retroactive adjustments.

(5)	Adjustment reflects the change in accrued interest relating to RNK note payable premium

(6)	Adjustments reflect debt discounts booked in association with warrants granted to debtors during the year for extended payment terms.

(7)

Net adjustments reflect the changes in the fair market value of the Company’s common stock share value as determined by an independent third party valuation. As such, the value of warrants and options issued were adjusted to reflect this value.

(8)	Reclassification of due from related party asset to “mezzanine” section of balance sheet as this asset meets the criteria for this classification on the balance sheet

(9)	Reclassification of debt financing costs from “intangible assets, net” to “other assets.”

	2008 as previously stated	Adjustment		2008 restated
Operating revenues	$86,205,437	$(7,750,703	)(1)	$78,454,734
Operating expenses:
Cost of goods sold (exclusive of depreciation shown separately below)	49,944,127	(6,739,379	)(1)(2)	43,204,748
Depreciation and amortization	7,931,193	(1,272,915	)(3)	6,658,278
Selling, general and administrative expenses	20,018,639	776,434(4)		20,795,073

Total operating expenses	77,893,959	(7,235,860)		70,658,099

Income (loss) from operations	8,311,478	(514,843)		7,796,635
Interest expense, net	(5,991,106)	(1,018,218	)(5)(6)	(7,009,324)
Other income (expenses)	368,603	(55,755	)(1)	312,848

Net income (loss) before income tax (expense)	2,688,975	(1,588,816)		1,100,159

Income tax (expense) benefit	(2,294,289)	(14,625	)(7)	(2,308,914)

Net income	$394,686	$(1,603,441)		$(1,208,755)

Earnings per share:
Basic	$0.02	$(0.07)		$(0.05)

Diluted	$0.02	$(0.08)		$(0.06)

(1)	Adjustments reflect the reclassification of revenue, expenses and other income

(2)

Adjustments reflect the subsequent settlements of vendor payables and credits. These settlements and credits include ongoing billing errors, or taxes and charges that the Company was exempt from. Methodology of estimate used in prior years was inappropriate. The Company had determined to use all reliable information that is presently available or can reasonably be expected to be obtained, and applied the retroactive adjustments.

(3)

Adjustment reflects amortization expense relating to the adjustment of the prior year RNK and Intellispace business combinations change in allocation of purchase price to intangible assets based on third party valuation.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4)

Adjustments reflect the impact on compensation expense relating to the changes in the fair market value of the Company’s common stock share value as determined by an independent third party valuation. As such, the value of warrants and options issued were adjusted to reflect this changed in value.

(5)	Immaterial adjustments and reclasses

(6)	Adjustments represent the 2008 accretion of the debt discount booked during the year and premium on RNK interest accrued.

(7)	Adjustments reflect the tax impact of restatement adjustments on restated financial statements

	2008 as previously stated	Adjustments	2008 Restated
Net cash provided (used) by operating activities	3,879,825	132,343	4,012,168
Net cash used by investing activities	(1,226,989)	—	(1,226,989)
Net cash (used) provided by financing activities	(2,166,185)	(132,343)	(2,298,528)

Net increase in cash	486,651	—	486,651
Cash and cash equivalents, at the beginning of the year	1,111,018	—	1,111,018

Cash and cash equivalents, at the end of the year	$1,597,669	$—	$1,597,669

2007:

	2007 as previously stated	Adjustment		2007 Restated
ASSETS
Current assets:
Cash and cash equivalents	$1,111,018	$—		$1,111,018
Accounts receivable net of allowance for doubtful accounts of $0 in 2008 and $0 in 2007	15,152,435	(472,418	)(1)	14,680,017
Unbilled accounts receivable	4,469,628	—		4,469,628
Inventory	46,750	—		46,750
Prepaid expenses and other current assets	825,820	32,907	(2)	858,727
Deferred income taxes—short term	479,933	(479,933	)(3)	—

Total current assets	22,085,584	(919,444)		21,166,140
Property, equipment and software, net	6,920,293	—		6,920,293
Other assets:
Restricted cash	240,000	—		240,000
Due from related parties	345,738	(345,738	)(7)	—
Goodwill	18,127,390	13,588,500	(4)	31,715,890
Intangible assets, net	36,037,641	(10,375,641	)(4)	25,662,000
Deferred income taxes—long term	4,272,299	212,824	(3)	4,485,123
Other assets	240,970	—		240,970

Total other assets	59,264,038	3,079,945		62,343,983

Total assets	$88,269,915	$2,160,501		$90,430,416

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Cash overdrafts	$304,653	$—		$304,653
Accounts payable	17,780,652	(2,800,945	)(5)	14,979,707
Deferred revenue and customer deposits	2,236,070	520		2,236,590
Accrued expenses	2,559,800	—		2,559,800
Line of credit	—	—		—
Related party note payable—RNK	—	14,877,016	(8)	14,877,016
Current portion of long-term debt	50,577,016	(14,877,016	)(8)	35,700,000
Current portion of capital lease obligations	448,456	—		448,456

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2007 as previously stated	Adjustment		2007 Restated
Deferred tax liability	—	161,394	(3)	161,394
Income tax payable and other taxes	902,615	60,125	(3)	962,740

Total current liabilities	74,809,262	(2,578,906)		72,230,356
Long-term liabilities:
Total long-term liabilities	17,530,588	330,312	(3)	17,860,900
Total liabilities	92,339,850	(2,248,594)		90,091,256
Total stockholders’ (deficit) equity	(4,069,935)	4,409,095	(6)(7)	339,160

Total liabilities and stockholders’ (deficit) equity	$88,269,915	$2,160,501		$90,430,416

(1)	Adjustment reflects subsequent carrier dispute settlements

(2)

Adjustments reflect the subsequent settlements of vendor payables and credits. These settlements and credits include ongoing billing errors, or taxes and charges that the Company was exempt from. Methodology of estimate used in prior years was inappropriate. The Company had determined to use all reliable information that is presently available or can reasonably be expected to be obtained, and applied the retroactive adjustments.

(3)	Adjustments reflect the tax impact of restatement adjustments on restated statements and implementation of FIN 48.

(4)

Adjustments reflect the adjustment of goodwill and intangibles relating to the business combinations of Intellispace and RNK purchase price allocation as determined by an independent third party valuation.

(5)	Adjustment reflects the subsequent settlements of vendor payables and credits

(6)

Net adjustments reflect the changes in the fair market value of the Company’s common stock share value as determined by an independent third party valuation. As such, the value of warrants and options issuedwere adjusted to reflect this value.

(7)	Reclassification of due from related party asset to “mezzanine” section of balance sheet as this asset meets the criteria for this classification on the balance sheet.

(8)	Entry to classify related party debt separately from third party long-term debt.

	2007 as previously stated	Adjustment		2007 restated
Operating revenues	$35,402,853	$—		$35,402,853
Operating expenses:
Cost of goods sold (exclusive of depreciation shown separately below)	24,279,528	(2,136,320	)(1)	22,143,208
Depreciation and amortization	2,611,715	(625,674	)(2)	1,986,041
Selling, general and administrative expenses	11,311,894	2,887,075	(3)	14,198,969

Total operating expenses	38,203,137	125,081		38,328,218

Income (losses) from operations	(2,800,284)	(125,081)		(2,925,365)
Interest expense, net	(1,987,353)	(318,184	)(4)	(2,305,537)
Other income (expenses)	3,590,325	(94,873	)(4)	3,495,452

Net income (loss) before income tax (expense)	(1,197,312)	(538,138)		(1,735,450)

Income tax (expense) benefit	4,478,713	(849,508	)(5)	3,629,205

Net income	$3,281,401	$(1,387,646)		$1,893,755

Earnings per Share:
Basic	$0.15	$(0.08)		$0.08

Diluted	$0.13	$(0.08)		$0.08

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)

Adjustments reflect the subsequent settlements of vendor payables and credits. These settlements and credits include ongoing billing errors, or taxes and charges that the Company was exempt from. Methodology of estimate used in prior years was inappropriate. The Company had determined to use all reliable information that is presently available or can reasonably be expected to be obtained, and applied the retroactive adjustments.

(2)

Adjustment reflects amortization expense relating to the adjustment in the allocation of the prior year RNK and Intellispace business combinations purchase price to intangible assets based on third party valuation.

(3)

Adjustments reflect the impact on compensation expense relating to the changes in the fair market value of the Company’s common stock share value as determined by an independent third party valuation. As such, the value of warrants and options issued were adjusted to reflect this changed in value.

(4)	Immaterial adjustments and reclasses

(5)	Adjustments reflect the tax impact of restatement adjustments on restated financial and implementation of FIN 48.

	2007 as previously stated	Adjustments	2007 Restated
Cash flow from operating activities:
Net cash provided (used) by operating activities	(2,889,594)	243,475	(2,646,119)
Net cash used by investing activities	(18,026,128)	—	(18,026,128)
Net cash (used) provided by financing activities	21,770,948	(243,282)	21,527,666

Net increase in cash	855,226	193	855,419
Cash and cash equivalents, at the beginning of the year	255,792	(193)	255,599

Cash and cash equivalents, at the end of the year	$1,111,018	$—	$1,111,018

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$1,304,441		$1,304,441
Summary of Non-Cash items:
Assets acquired under capital leases	$161,617		$161,617

5. Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted the provisions of FASB ASC 820-10 (the “Fair Value Topic”) which provides a framework for measuring fair value under GAAP for assets and liabilities that are recognized using fair values on a recurring basis. The Fair Value Topic defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. It also establishes a fair value hierarchy, which prioritizes the valuation inputs into three broad levels.

There are three general valuation techniques that may be used to measure fair value, as described below:

A)

Market approach—Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Prices may be indicated by pricing guides, sale transactions, market trades, or other sources;

B)	Cost approach—Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost); and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

C)

Income approach—Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about the future amounts (includes present value techniques, and option-pricing models). Net present value is an income approach where a stream of expected cash flows is discounted at an appropriate market interest rate.

The Company had no assets and liabilities that were measured on a recurring basis at fair value during the year ended using the market and income approaches.

6. Acquisition

RNK

On October 12, 2007, the Company completed the acquisition of RNK, as indicated in Note 1. As a result of the transaction, the Company allocated the purchase price to the entities assets and liabilities based upon estimated fair value in accordance with the Business Combination Topic with the amounts exceeding the fair value of identifiable assets acquired being recorded as goodwill. The purchase price of $57.4 million consisted of the following: $18.3 million of cash, $30.7 million of debt (See Note 12), $3.8 million in warrants, $1.0 million of acquisition, and $3.6 million of management fees receivable due from RNK. The process to identify and record the fair value of assets acquired and liabilities assumed included an analysis of the acquired fixed assets, including real and personal property, various leases, contractual commitments and other business contracts, customer relationships, investments, and contingencies The following table summarizes the allocation of the aggregate purchase price of the acquisition:

Net assets acquired:
Net current assets	$15,655,226
Fixed assets and other assets	5,752,501
Identifiable intangible assets	23,801,295
Goodwill	28,012,552
Liabilities assumed	(15,799,528)

$57,422,046

In addition to cash paid, the Company signed a note agreement with the prior owner (see Note 12) and issued warrants to purchase 568,763 shares of common stock of the Company at an exercise price of $0.08 per share (Note 19). Transaction related expenses included lender, legal, broker and other professional fees. The broker for the transaction was issued warrants to purchase 21,908 shares of the Company’s common stock at $0.08 per share.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pro Forma Information

The following pro forma consolidated results of operations of the Company assume that the acquisition of RNK was effective as of January 1, 2007 (in thousands).

Pro Forma Combined
(unaudited)
Operating revenues	$78,638
Operating expenses:
Costs of goods sold (exclusive of depreciation shown separately below)	50,295
Depreciation and amortization	4,560
Selling, general, and administrative expenses	22,494

Total operating expenses	76,128

Income from operations	2,510
Interest expense	6,683
Other income	3,482

Net interest expense and other income	3,201

Income before income taxes	(691)
Provision for income taxes	(3,458)

Net income (loss) before minority interest	2,767
Minority interest expense (income)	—

Net income (loss)	$2,767

The pro forma information presents the combined operating results of the Company and RNK, with the results prior to the acquisition closing dates adjusted (1) to include the pro forma effect of the elimination of transactions between the Company, and RNK, (2) the adjustment to depreciation and amortization expense associated with the estimated acquired fair value of property and equipment and intangible assets, (3) the adjustment of interest expense reflecting debt and the placement of approximately $30.7 million of new debt issued on October 12, 2007(See Note 12) at the Company’s weighted average borrowing rate and to reflect the effect of income taxes on the pro forma adjustments using the Company’s effective income tax rate.

The pro forma adjustments to the financial information for the 12 month periods ended December 31, 2007 is needed to reflect the full year effects of the RNK acquisition on October 12th, 2007. Adjustments to depreciation and amortization assume a full year of increases in amortization expense related to acquired intangible assets, as well as a full year of decreases in depreciation expense resulting from the new cost basis of acquired fixed assets. Interest expense is similarly adjusted to reflect a full year of interest expense on debt issued to facilitate the acquisition. Adjustments to the provision for income taxes reflect the tax effects of the other adjustments, as well as the non-recurring loss carry forward tax benefit resulting from the acquisition.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Property, Equipment and Software

Property, equipment and software, consist of the following:

	Balance at December 31,
	2009	2008
Telephone equipment	$9,079,130	$8,586,743
Machinery and equipment	4,740,303	4,261,514
Capital Project	773,000	658,000
Computer software	754,459	589,459
Furniture and fixtures	163,213	158,281
Vehicles	43,972	17,084
Leasehold improvements	33,526	33,526

Total	15,587,989	14,304,607
Accumulated depreciation	(7,556,120)	(5,192,822)

Property, equipment and software, net	$8,031,483	$9,111,785

Depreciation expense was $2,361,979, $1,921,142, and $606,404 for the years ended December 31, 2009, 2008, and 2007 respectively. The Company records depreciation on a straight-line basis.

8. Intangible Assets

Intangible assets at December 31, consisted of the following:

	December 31,
	2009	2008
Customer lists, net of accumulated amortization of $5,506,295 and $3,278,340 during 2009 and 2008, respectively	$11,036,188	$13,264,143
Trademarks, net of accumulated amortization of $1,390,303 and $763,808 during 2009 and 2008, respectively	4,874,644	5,501,139
Non-compete agreement, net of accumulated amortization of $3,657,308 and $2,274,103 during 2009 and 2008, respectively	1,080,037	2,463,242

Intangible assets, net	$16,990,869	$21,228,524

Expected amortization expense for the next five years is as follows:

Amortization Expense

Year Ending December 31,
Year Ending December 31,
2010	$3,934,487
2011	2,854,450
2012	2,854,450
2013	2,854,450
2014	2,435,296

The customer lists are being amortized on the straight-line method over a period of seven and ten years. The trademark is being amortized on the straight-line method over a period of ten years. The non-compete agreements are being amortized on the straight-line method over a period of three years. In order to determine the useful lives of our acquired customer lists and relationships, we have referenced various accounting pronouncements, primarily Accounting Standards Codification No. 350-30 “Intangibles—Goodwill and Other—General Intangibles Other Than Goodwill” (“Intangibles Topic”) regarding the estimation of the useful lives of definite and indefinite lived intangible assets. Amortization expense on definite lived intangible assets was $4,237,655, $4,433,564, and $1,371,201 for the years ended December 31, 2009, 2008 and 2007, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In order to determine the useful lives of the Company’s acquired customer lists and relationships, the Company has referenced various accounting pronouncements, primarily Accounting Standards Codification No. 350-30 “Intangibles—Goodwill and Other—General Intangibles Other Than Goodwill” (“Intangibles Topic”) regarding the estimation of the useful lives of definite and indefinite lived intangible assets. The Company found that an entity should determine useful life pursuant to an analysis of all pertinent factors including (i) the expected use of the asset by an entity, (ii) useful life of related assets, (iii) legal, regulatory, or contractual provisions that may limit the useful life, (iv) any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost, (v) the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), and (vi) the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

In the course of the Company’s operations, we acquired two businesses, RNK Communications, Inc. (“RNK”), a Competitive Local Exchange Carrier (a “CLEC”) and Intellispace, Inc. (“Intellispace”) in 2007 and 2006, respectively. RNK dealt with a pool of customers comprised, with respect to dollar amount, mainly of large carriers with numerous interconnection agreements and contracted arrangements that were typically, multi-year in nature. In addition, the churn with these exchange carriers is typically low. However, renegotiations of terms and contracted rates are frequent and recurring in nature which could materially affect the discounted cash flows expected.

Intellispace’s customer base was comprised of a large, widely distributed group of retail customers/subscribers whose contracts with Intellispace were typically one to two years. At the time of acquisition of Intellispace many of these contracts were at renewal/termination points. Churn rates with respect to customer turnover were expected to be considerably higher than with RNK’s customer base as was attrition of customers in the period immediately post-acquisition. However, in accordance with ASC 350-30-55-28F, whose codification status is pending at this time, we had concluded that our customer relationships prior to acquisition were similar to the acquired customer relationships with respect to Intellispace and, therefore, the Company was confident in renewing or extending existing relationships.

Based on the preceding guidance and analysis generated thereto the Company assigned useful lives of ten and seven years were appropriate for customer lists and contracts acquired from Intellispace and RNK, respectively.

9. Line of Credit

On January 25, 2008 the Company entered into an agreement (the “Agreement”) with Greystone Business Credit, LLC “Greystone”) to obtain a line of credit. The Agreement provided for loan availability through January 25, 2011, with maximum borrowings of up to $12,000,000. The Agreement is secured by the Company’s receivables, capital assets, securities and a $2,000,000 personal guaranty executed by the President of the Company. The borrowings were based on a contracted advance rate of 85% of the Company’s receivables. When receivables were collected they would be deposited into a lockbox f/b/o Greystone which would then remit back to the Company on a weekly basis. The Agreement calls for repayments to be made through the collections on the Company’s receivables. Interest is payable monthly at a per annum rate of 2.75% in excess of the prime rate plus applicable administration fees. The interest rate was 6.0% at December 31, 2008. The amount outstanding on the agreement at December 31, 2008 was $7,995,588. The Company is subject to covenants both legal and financial ones that include not falling below a certain percentage of projected quarterly revenues; net collections in aggregrate in any month not to be less than 50% of average monthly outstanding obligations; a Minimum Fixed Charge Coverage Ratio of 1.1x; and limitation on purchase of Limitation on Purchase Money Security Interests and Limitation of Equipment Leases.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The line of credit was subsequently amended on June 4, 2008. The modification entitled “Second Amendment to Loan and Security Agreement” dated June 4, 2008 reduced the line of credit by $3,000,000. The “reduction” of $3,000,000 was converted into a term loan.

In order to induce Greystone to grant this conversion the Company stipulated to, amongst other items, the following: a) an increased interest rate of 9% per annum b) a monthly servicing fee of $7,875 settled monthly, c) the issuance to Greystone of a warrant entitling Greystone to purchase 257,138 shares of common stock of the Company at an exercise price of $0.08.

The warrants were recognized as debt discount and will have a their fair value amortized to interest expense over the remaining life of the loan. If the Company was to repay the loan at any time in 2009; Greystone is required to relinquish rights to purchase half of the common stock purchasable under the terms of the aforementioned warrants, i.e. 128,569 shares of common stock of the Company.

For the year ended December 31, 2008, the Company was not in compliance with the covenants contained in the Agreement and has received a forbearance letter from the financial institution which forbear the covenant requirements for 2008.

On March 18, 2009, Greystone assigned the total notes payable and borrowings under the line or credit by the Company to the Wilmington Trust Company and George Jeff Mennen. See Note 13 for more information. As Greystone assigned the notes payable and were made whole they relinquished the rights to warrants to purchase 128,569 shares of common stock of the Company. The Company also recognized as a gain on debt extinguishment any outstanding unamortized debt discount. The charge to other expense was approximately $1.1 million.

On September 8, 2009 the Company secured a loan from Victory Park Capital (See Note 11) which used a portion of the proceeds to fully extinguish the outstanding amount drawn on the line of credit, approximately $3.6 million.

At December 31, 2009 the line of credit was fully extinguished and any previously existing loan covenants became non-applicable.

10. Capital Lease Obligations

The Company had several capital lease obligations. Property under those capital lease obligations (included in property and equipment) consist of the following:

	December 31,
	2009	2008
Telephone equipment	$4,124,062	$4,107,851
Machinery and equipment	732,978	785,087

Total	4,857,040	4,892,938
Accumulated deprecation	(1,829,371)	(896,868)

Capital lease, property, net	$3,027,669	$3,996,070

Depreciation expense of leased property under capital lease obligations amounted to $1,053,339, $728,978 and $141,747 for the years ended December 31, 2009, 2008 and 2007, respectively.

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum lease obligations under the capital leases consist of the following for the year ending December 31:

Years	Amount
2010	$1,569,699
2011	1,399,237
2012	491,031
2013	26,273
2014	11,900

Total	3,498,140
Less amounts representing interest	(453,135)

Present value of net minimum lease payments	3,045,005
Less current portion	(1,289,461)

Net long-term portion	$1,755,544

11. Long-Term Debt

Long-term debt consists of the following:

	December 31,
	2009	2008
Note payable to Victory Park Capital, LLC. The note carries a per annum interest rate of 36%, with 5 months of interest prepaid. The note was issued September 8, 2009 and matures on the earlier of May 8, 2010 or upon consummation of a “public funding” event, net of amortizable debt discount of $372,000.	$8,928,000	$—
Note payable to GBC Funding LLC for senior term loan in monthly interest installments at 3.25% per annum in excess of the prime rate as of December 31, 2008; due in full on October 9, 2009.	—	35,700,000
Note payable to GBC Funding LLC for senior term loan in monthly interest installments at 5.75% per annum in excess of the prime rate as of June 4, 2008, due in full on January 25, 2011, net of amortizable debt discount of $1,287,716.	—	1,712,284

	$8,928,000	$37,412,284
Less: current portion	(8,928,000)	(35,700,000)

Long term debt	$—	$1,712,284

In connection with the issuance of note payable in the amount of $3,000,000 to GBC Funding LLC in June 2008, the Company issued a warrant to purchase 257,138 shares of common stock at an exercise price of $0.08 and have a ten year life. In accordance with ASC 470-10, “Debt-Overall” (the “Debt Topic”), the Company recognized the relative value attributable to the warrants in the amount of $1,454,776 to additional paid in capital and a discount against the note. The Company valued the warrants in accordance with ASC 470-10 using the Black-Scholes pricing model and the following assumptions: (1) dividend yield of 0%; (2) expected volatility of 41.13%, (3) risk-free interest rate of 1.55%, and (4) expected life of 5 years. The debt discount was being amortized over the maturity period of the notes. The Company amortized to interest expense $115,605, $167,060, and $-0- for the years ended December 31, 2009, 2008 and 2007, respectively. Upon assignment of the term loan to Wilmington Trust and G. Jeff Mennen as described in the following paragraph, the Company wrote down the unamortized debt discount of approximately $1.1 million to other expense as loss on debt extinguishment.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On March 18, 2009, Greystone assigned its principal loan amount of $38.7 million to Wilmington Trust and George Jeff Mennen (the “Assignee”), a related party of the Company. The Assignee settled the loan amount directly with Greystone. With the extinguishment of the loan Greystone relinquished rights to purchase 128,569 of shares of the common stock pursuant to the warrant granted on June 4, 2008 with the inception of the $3 million term loan. At the time of assignment, the Company had unamortized discount related to the warrant for 257,138 shares of common stock of approximately $1.1 million. This $1.1 million was written off as a loss on extinguishment of debt and classified in other expense on the Company’s results of operations.

On September 8, 2009 (the “Agreement Date”), the Company entered into a $9,300,000 Senior Secured Financing Agreement (the “Senior Notes”) with Victory Park Management, LLC (“VPC”), with proceeds used primarily for debt repayment, debt service and professional fees. These Senior Notes bear an interest rate of 3% per month, or 36% per annum and mature on the earlier of (a) May 8, 2010, (b) the consummation of the proposed IPO, and (c) such earlier date as the unpaid principal balance of all outstanding notes become due and payable pursuant to the terms of this agreement and the notes. The Company settled its existing line of credit with Greystone which was approximately $3.6 million on the Agreement Date, prepaid $1,395,000 million interest to VPC and $93,000 of additional fees, repaid approximately $1.2 million of short-term financing from related parties, made a $1,000,000 payment for accrued interest on its related party notes held primarily by employees of RNK and miscellaneous loan closing costs and professional fees. Net of the preceding uses of funds, the Company received funds of approximately $1.5 million. The prepaid interest of $1,395,000 represents 5 months of interest expense. The aggregate of fees deducted and prepaid interest withheld is recorded as debt discount and amortized over the expected life of the notes. The effective interest of the notes is approximately 40.2% per annum.

The Senior Notes carry multiple financial covenants that are tested on a monthly basis. These covenants contain minimum ratios and balances for cash, leverage, fixed charge coverage, EBITDA, net collections as well as establishing limits on entering into new operating leases as well as capital expenditures.

As of December 31, 2009, the Company was not in compliance with various financial covenants including EBITDA, fixed charge coverage and cash, but subsequent to year-end, VPC agreed to forebear from exercising its default related rights and remedies against the Company.

The Company is currently in default of certain covenants set forth in the Senior Secured Financing Agreement (the “Agreement”) entered into on September 8, 2009 with Victory Park Capital, LLC and certain lenders, (“VPC”). On March 22, 2010, each of the lenders and VPC, as administrative and collateral agent, agreed to forbear from exercising their default-related rights and remedies, including acceleration and foreclosure, against the Company or the collateral securing the Company’s obligations under the Agreement, with respect to the existing events of default for the agreed upon forbearance period. The forbearance period ends on the earlier of May 8, 2010, and the occurrence of a forbearance default under the forbearance agreement, which includes, but is not limited to, the occurrence of an event of default other than the existing events of default as of March 22, 2010, the failure to comply with any condition or covenant of the forbearance agreement, and the breach of any representation or warranty set forth in the forbearance agreement. In consideration thereof, the Company agreed to pay the lenders and agent an aggregate fee of $150,000 to be paid at the time of repayment of the senior secured notes held by VPC in the principal amount of $9.3 million. Additionally, on April 16, 2010, VPC agreed to forbear from exercising their default-related rights and remedies with respect to the existing events of default as of March 22, 2010 and April 16, 2010, for the agreed upon amended forbearance period. The amended forbearance period ends on the earlier of May 8, 2010, or the occurrence of a forbearance default under the second forbearance agreement, which includes, but is not limited to, the occurrence of an event of default other than the existing events of default as of April 16, 2010, the failure to comply with any condition or covenant of the second forbearance agreement, and the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

breach of any representation or warranty set forth in the second forbearance agreement. In consideration thereof, we agreed to pay the lenders and agent a fee of $400,000.

The Company has been negotiating with VPC to extend the note and has a draft proposal. At this time, the Company has chosen not to sign this agreement.

Long-term debt balances as of December 31, 2009 and 2008 approximate their fair value net of debt discount as shown in the preceding table.

All of our third party debt is classified as current and due in 2010.

12. Related Party Notes Payable—RNK

On October 12, 2007, the Company entered into a series of subordinated secured promissory notes (the “Notes”) payable to seven distinct individuals and entities (the “Noteholders”). A significant number of the Noteholders are currently employed by RNK and, as such these Notes must be classified as related party debt. The Company, in aggregate, issued notes for the amount of $30,666,939 to be repaid in eight equal quarterly payments consisting of principal and interest with the first quarterly payment due on February 10, 2008. The Notes carry an annual interest rate of 6% to be calculated monthly. If the Company is in default on the Notes; the default interest rate is 12%. The table below shows the balance of the Notes and the related debt discount:

	2009	2008
Subordinated secured promissory notes at 9% per annum due in full on May 8, 2010	$19,303,606	$19,303,606
Debt discount	(180,000)	(202,482)

	$19,123,606	$19,101,124

On January 25, 2008, proceeds of $4,840,281 from a revolving credit facility, collateralized by the trade receivables of the Company were applied to the Notes. Subsequently, accrued interest of $460,004 was added to the remaining principal balance, bringing the new balance of the Notes to $26,286,662. The Notes were re-amortized over seven quarters in equal payments of $3,983,906, the first of which was due on May 10, 2008. A non-recurring tax shield related benefit of $700,000 was recorded as debt modification/gain recognized over the remaining term of the Notes but which the company applied to reduce $3,283,906 the interest and principal payment due on May 10, 2008.

On May 31, 2008 the Company entered into an extension with the Noteholders in exchange for the issuance of 4,377 warrants to the Noteholders for the equivalent amount of shares of common stock of the Company. The Company was also assessed a penalty of $250,000 which was to be repaid at the maturity date of the Note, November 10, 2009. On July 25, 2008 a payment of $3,283,906 was made.

An extension to the payment due on August 10, 2008 was granted by the Noteholders without additional consideration through August 21, 2008, at which time a partial payment of $1.5 million was remitted.

On August 30, 2008 and September 30, 2008 the Company issued 6,565 and 4,377 warrants respectively, to purchase equivalent number of shares of common stock of the Company, to the Noteholders in exchange for an extension of the remaining $2,483,906 that had been due on August 10, 2008. This amount was remitted to the Noteholders on November 20, 2008.

On December 15, 2008 the Company entered into an extension for the payment due on November 10, 2008. Pursuant to the extension, the Company issued for 8,751 warrants to purchase the equivalent amount of shares of common stock of the Company. The extension was effective through January 10, 2009 and default was avoided.

In aggregate, warrants to purchase 24,070 shares of the common stock of the Company were issued during 2008. These warrants vested immediately, had ten year lives and an exercise price of

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$0.08 per shares. These warrants were issued pursuant to debt modifications and are treated as debt discount. Their fair value was capitalized pro rata between the modified and debt and debt discount. The is debt discount is amortized to interest expense from the date of grant to the maturity date of November 10, 2009. The warrants were priced in accordance with the Black-Scholes formula to estimate fair market value with a dividend yield of 0%, an expected (simplified method) term of 5 years, implied volatility of 41.13% and a risk-free rate based on U.S treasuries. The warrants were recorded at $260,187 and $57,705 of expense was recognized in 2008. The remaining expense was recognized in 2009.

On September 8, 2009 the Noteholders and the Company entered into a Stock Issuance and Payment Agreement, (the “SIPA”) which stepped down the default rate of interest from 12% to 9%. In order to induce the Noteholders to enter into the SIPA, the Company made a one-time payment of $1,000,000 to be applied to accrued interest and issued 21,877 shares of common stock to the Noteholders. The 21,877 shares of common stock were recognized as debt discount at a fair market value of $366,000. The debt discount will be amortized to interest expense from September 2009 through the maturity date of the Notes on May 8, 2010, of which $186,000 was recognized through December 31, 2009. The SIPA was subsequently extended.

On February 1, 2010, pursuant to the terms of the Stock Issuance and Payment Agreement (the “SIPA”) entered into on September 8, 2009, with the holders of the Notes held by former owners of RNK, the interest rate on the notes was “stepped-up” from 9% per annum to 12% per annum. Pursuant to the agreement the interest rate would remain at 9% per annum through January 31, 2010. If the notes were not repaid in full at that time, the new interest rate going forward would be 12% per annum thereafter.

Even though the Notes mature May 10, 2010, RNK is precluded from exercising any rights of default as long as certain conditions on the senior notes held by Wilmington Trust and G. Jeff Mennen are outstanding.

The Company’s interest expense, debt discount amortization and amortization of a debt modification related deferred gain were distributed as follows with respect to the Notes:

	Year Ending December 31,
	2009	2008
Interest expense	$1,754,361	$2,520,719
Debt discount amortization	388,462	57,705
Gain related to debt modification	(1,193,681)	(337,794)

	$949,142	$2,240,630

13. Related Party Notes Payable—Wilmington Trust and Other

Wilmington Trust

On March 18, 2009 Greystone assigned its aggregate loans receivable from the Company to the Wilmington Trust Company and G. Jeff Mennen, a greater than 5% beneficial owner of the Company (the “Lender”). The Lender accepted the assignment and paid the full amount of $38.7 million due from the Company to Greystone plus accrued interest of approximately $116,000. The principal of $38.7 million consisted of $35.7 million of loans that carried interest at $6.5% and a $3 million term loan that carried interest at 9% per annum. In addition the Lender lent an additional $500,000 to the Company which also carries interest at 6.5% per annum. The loan amount now stands at $39.2 million and is unsecured and matured, initially, in October 2009. Subsequently, without consideration, in October 2009 the Lender extended the maturity of the loan to October 2011. The loans are subordinate to the senior notes held by Victory Park.

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2009, the Company is current with respect to interest payments to the Lender and has no debt discount outstanding. Interest is paid monthly at a rate of 6.5% per annum and includes a monthly financing fee fixed at $3,500 per month. The effective interest rate on the obligation including the monthly fee is 6.6%.

On January 5, 2010 the Company entered into the 8th amendment to its Loan and Security Agreement (the “LSA”) with the Wilmington Trust Company and George Jeff Mennen (the “Lender”). Substantially, all terms and conditions of the LSA as previously amended remain unchanged. The sole material modification was a one year extension of the date of maturity from October 7, 2010 to October 7, 2011.

On January 27, 2010, the Company issued warrants to Wilmington Trust Company and G. Jeff Mennen (the “Lender”) to purchase 100,000 shares of common stock at an exercise price of $17.04 per share in order to induce the Lender to extend the maturity date of the $39.2 million in notes payable to October 7, 2013 (the “Maturity Date”).

Other

On March 30, 2009, the Company issued three separate promissory notes totaling $1,096,493. The first note in the amount of $800,000 bears an interest rate of 15% and has a maturity date of June 30, 2009. The second note in the amount of $200,000 bears an interest rate of 15% and has a maturity date of September 30, 2010. The third note in the amount of $96,493 bears an interest rate of 10% and has a maturity date of September 30, 2010. These notes were repaid with the funding received from the issuance of the Senior Notes to Victory Park on September 8, 2009. In order to induce the holders of the promissory notes to lend funds, the Company issued to them warrants to purchase 134,173 shares of common stock at an exercise price $0.08 per share. These were expensed over the life of the promissory notes as additional interest expense recorded during 2009 of $650,000. Please see Note 19 for further detail.

14. Related Party Transactions—Stockholders

The Company periodically has made loans to officers and key employees. Those amounts as of December 31, 2009, 2008, and 2007 totaled $838,607, $543,353, and $402,218.

The Company has a note receivable from Andrew Bressman, a stockholder and employee of the Company, as of the balance sheet date of $686,713. As of the date of this report, Mr. Bressman had entered into and settled pursuant to a repayment agreement to settle the entire amount due with previously awarded common stock of the Company. Consistent with ASC 505-10-45 (“Equity—Other Presentation”), the amount recorded on the balance sheet is presented as a deduction from stockholders’ equity. This is also consistent with Rule 5-02.30 of Regulation S-X of the Code of Federal Regulations. Please see our “Subsequent Events” note for more information.

The Company has a note receivable from Steven Asman, a stockholder and employee of the Company, as of the balance sheet date of $106,395. As of the date of this report, Mr. Asman had entered into and settled pursuant to a repayment agreement to settle the entire amount due with previously awarded common stock of the Company. Consistent with ASC 505-10-45 (“Equity—Other Presentation”), the amount recorded on the balance sheet is presented as a deduction from stockholders’ equity. This is also consistent with Rule 5-02.30 of Regulation S-X of the Code of Federal Regulations. Please see our “Subsequent Events” note for more information.

The Company executed a note payable with another stockholder in February 2002 in the amount of $250,000. The note matured in June 2009 and bears interest at a rate of 3% per annum and is currently in default. No payments towards principal or interest have been made since the date of the note through December 31, 2009. For the years ended December 31, 2009, 2008 and 2007 the Company recorded an annual interest expense of $7,500 for each year.

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A former owner of RNK and a current stockholder, who is also a Noteholder of the subordinated promissory notes described in the “Related Party Notes Payable” section has entered into an employment agreement with the Company pursuant to the acquisition of RNK by the Company effective October 12, 2007. The agreement provides that the executive shall be employed by the Company through December 31, 2009 or until the entire outstanding balance of the note payable is paid in full at the annual compensation of $460,000. Subsequent to the balance sheet date the term of the agreement was extended (see Note 25).

Prior to the acquisition of RNK, the Company entered into a management consulting agreement effective February 1, 2007 with RNK to provide strategic and practical management advice and guidance, at a rate of 80% of RNK’s incremental net revenue. The total amount of the management fee was recorded as other income during 2007. At the time of acquisition, the other income item was realized as a favorable purchase price adjustment.

15. Accrued Expenses

Accrued expenses consist of the following:

	Balance at December 31,
	2009	2008
Accrued costs of services	$1,870,202	$1,610,071
Accrued interest	1,388,018	742,870
Accrued liability premium	—	1,193,681
Accrued compensation	439,086	499,279
Accrued other	415,000	88,936

Total	$4,112,306	$4,134,837

16. Operating Lease Commitments

The Company leases certain equipment and office space under operating leases that expire at various dates between 2010 and 2014. The office leases require the Company to pay escalating rental payments over the terms of the leases. The Company accounts for rentals in accordance with ASC 840 “Leases” Topic. ASC 840 requires rentals to be charged to income on a straight-line basis, even when payment is made on a different basis. The Company performs a deferred rent analysis when a new lease is entered into and when the current leases have been renewed or amended. For the years ended December 31, 2008, the Company had determined to waive the adjustments for rentals and deferred rent liabilities calculation based on straight-line basis due to the immateriality. During the year ended December 31, 2009, the Company entered into new lease agreements where the deferred rent is significant and has been recognized in accordance with ASC 840.

Rental expense was approximately $869,965, $1,330,143 and $814,714 for the years ended December 31, 2009, 2008 and 2007, respectively.

The following is a schedule by year of future minimum annual lease payments for the non-cancelable leases as of December 31, 2009:

2010	$782,377
2011	749,464
2012	747,595
2013	596,991
2014	373,125
Thereafter	—

$3,249,553

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Stockholders’ Equity

Common Stock

At December 31, 2009, 2008 and 2007, the Company was authorized to issue 290,000,000 shares of common stock. The Company had 7,124,297, 5,647,918, and 5,338,543 shares of common stock issued and outstanding as of December 31, 2009, 2008 and 2007, respectively. Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Dividends or distributions may not be declared or paid on common stock if accrued dividends remain unpaid on the preferred stock.

As of December 31, 2009, 2008 and 2007 the Company had 946,277, 1,647,582 and 1,489,685 shares of common stock reserved for future issuance related to the exercise of stock options outstanding, the conversion of Series A Preferred Stock, and the exercise and conversion of stock warrants, respectively.

For the years ended December 31, 2009, 2008 and 2007 the Company issued 743,580, 309,375 and -0- shares of common stock in connection with the exercise of stock warrants, respectively.

For the years ended December 31, 2009, 2008 and 2007 options exercised to purchase shares of common stock of the Company were 248,856, -0- and -0-, respectively.

On November 20, 2009 the Company issued 310,540 shares of fully vested common stock to Andrew Bressman pursuant to an employment agreement entered into on the same date for services rendered to that date. The Company recognized the full expense of the shares of approximately $9.4 million during the year ended December 31, 2009.

Convertible Series A Preferred Stock

As of December 31, 2009, 2008 and 2007, the Company had authorized the issuance of 10,000,000 shares of Preferred Stock. At December 31, 2009 the Company had -0- shares of Series A Preferred Stock issued and outstanding. For the years ended December 31, 2008 and 2007 the Company has designated 1,800,000 shares of Series A Preferred Stock, of which 151,526 were issued and outstanding. The remaining shares have been designated for other future series.

The Company had the right to redeem all or part of the outstanding shares at any time prior to November 2005. No redemptions occurred.

The holders of the Preferred Stock are entitled to vote upon any matter submitted to the stockholders for a vote. Each share of Preferred Stock has one vote for each full share of Common Stock into which the respective share of Preferred Stock would be convertible on the record date of the vote.

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock are entitled to receive, prior to and in preference to the holders of the common stock, an amount equal to the liquidation value of all shares of Preferred Stock plus any declared and dividends in arrears ($2,967,000 as of December 31, 2008).

A 4% cumulative dividend shall accrue on liquidation value from and after the date of issuance of the Series A Preferred. Such dividends will be paid when and if declared by the Board of Directors. Upon conversion, all accrued and unpaid dividends will be forfeited and shall not be due and payable. The Company has not declared any such dividends through December 31, 2008

Each share of Series A Preferred will be initially convertible, at the option of the holder and at any time, into one share of Common, subject to adjustments for stock splits, recapitalizations and stock dividends and subject to further adjustments made as a result of anti-dilution provisions provided herein (the Conversion Price). The initial Conversion Price will be $1.94. As a result of anti-dilution or other adjustments, each share of Series A Preferred may be convertible into more than or less than one share of common stock.

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Series A Preferred shall be automatically converted to common stock in the event of an underwritten initial public offering (“IPO”).

On October 1, 2009 the holders of the preferred stock of the Company converted their shares of preferred stock on a one-to-one basis for 151,526 shares of common stock. The holders of the preferred stock gave up, without consideration, any dividends held in arrears and liquidation preferences.

18. Stock Option Plans

The 2000 Stock Incentive Plan (the “2000 Stock Plan”) was adopted by our Board of Directors and approved by stockholders holding a majority of the Company’s stock on September 15, 2000 and approved by our stockholders on September 15, 2000. The 2000 Stock Plan provides for the grant of incentive stock options, non-qualified stock options, restricted and unrestricted stock awards and other stock-based awards. The number of shares of common stock reserved for issuance under the 2000 Stock Plan was 123,000.

On September 4, 2006 pursuant to the approval of the Board of Directors and a majority of the stockholders of the Company, the 2000 Stock Plan was amended and the total shares reserved for issuance was amended to 625,000.

Of the 625,000 shares reserved for issuance under the 2000 Stock Plan, options to purchase 502,000 shares of common, net of forfeitures and cancelations stock have been issued.

In accordance with the terms of the 2000 Stock Plan, the board of directors or a Stock Incentive Committee is authorized to administer the 2000 Stock Plan. In accordance with the provisions of the 2000 Stock Plan, the board of directors or a Stock Incentive Committee will determine the terms of options and other awards, including:

•	The determination of which employees, officers, directors, consultants or other independent contractors will be granted options and other awards;

•	The number of shares subject to options and other awards

•	The exercise price of each option, which may not be less than fair market value on the date of grant;

•	The vesting schedule of options becoming exercisable

•	The termination or cancellation provisions applicable to options

•	The terms and conditions of other awards, including conditions for repurchase, terminations, cancellation, issue and repurchase price; and

•	All other terms and conditions upon which each award may be granted in accordance with the 2000 Stock Plan.

In addition, the board of directors or the Stock Incentive Committee may, with the consent of the affected plan participants, re-price or otherwise amend outstanding awards consistent with the terms of the 2009 Equity Plan.

Upon a change of control, our board of directors may vote to immediately terminate all options outstanding under the 2000 Stock Plan as of the date of such change of control, or may vote to accelerate the expiration of the options to the tenth day after the effective date of the change of control. If our board of directors votes to immediately terminate the options, it will make a cash payment to the recipient equal to the difference between the exercise price and the fair market value of the shares that would have been subject to the terminated option on the date of the change of control.

Our 2009 Employee and Director Equity Incentive Plan (the “2009 Equity Plan”) was adopted by our Board of Directors on November 20, 2009 and approved by stockholders holding a majority

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of our shares of common stock, on November 20, 2009. The 2009 Equity Plan provides for the grant of incentive stock options, non-qualified stock options, restricted and unrestricted stock awards and other stock-based awards. The number of shares of common stock reserved for issuance under the 2009 Equity Plan is 1,250,000, plus, any shares of common stock that are represented by awards granted under our 2000 Stock Incentive Plan that are forfeited, expire or are cancelled without delivery of shares of common stock or which result in the forfeiture of shares of common stock back to us on or after November 20, 2009; provided, however, that no more than 302,000 of such shares shall be added to the 2009 Equity Plan. In addition, the 2009 Equity Plan contains an “evergreen provision” which allows for an annual increase in the number of shares available for issuance under the plan on the first day of each of our fiscal years during the period beginning in fiscal year 2011 and ending on the second day of fiscal year 2019. The annual increase in the number of shares shall be equal to the lesser of:

•	290,000 shares;

•	3% of our outstanding shares of common stock on the first day of the applicable fiscal year; and

•	an amount determined by our Board of Directors.

Of the 1,250,000 shares reserved for issuance under the 2009 Equity Plan, non-qualified options to purchase 155,270 shares of common stock were issued to Eric Mann, our Chief Financial Officer, as well as incentive stock options to purchase an additional 15,625 shares of common stock, in connection with his employment agreement. In addition, incentive stock options to purchase 257,133 shares of common stock were issued to other employees. All of the options granted pursuant to the 2009 Equity Plan in 2009 were issued at an exercise price of $1.44 per share with various vesting terms.

In accordance with the terms of the 2009 Equity Plan, our board of directors is authorized to administer the 2009 Equity Plan. In accordance with the provisions of the 2009 Equity Plan, our board of directors, or a committee thereof, will determine the terms of options and other awards, including:

•	the determination of which employees and directors will be granted options and other awards;

•	the number of shares subject to options and other awards;

•	the exercise price of each option, which, may not be less than fair market value on the date of grant

•	the schedule upon which options become exercisable;

•	the termination or cancellation provisions applicable to options;

•	the terms and conditions of other awards, including conditions for repurchase, termination or cancellation, issue price and purchase price; and

•	all other terms and conditions upon which each award may be granted in accordance with the 2009 Equity Plan.

No participant may receive awards for over 375,000 shares of common stock in any fiscal year. In addition, the board of directors may, with the consent of the affected plan participants, reprice or otherwise amend outstanding awards consistent with the terms of the 2009 Equity Plan.

The 2009 Equity Plan will terminate on November 20, 2019.

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides a summary of activity under the 2000 Stock Plan and the 2009 Equity Plan. These amounts include options granted to both employees and non-employees.

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2007	468,240	$0.08
Granted	—	—
Exercised	—	—
Forfeited	—	—

Outstanding at December 31, 2007	468,240	$0.08
Granted	78,125	0.08
Exercised	—	—
Forfeited	(28,428)	0.08

Outstanding at December 31, 2008	517,938	$0.08
Granted	434,278	1.44
Exercised	(248,856)	0.08
Forfeited	(21,795)	0.08

Outstanding at December 31, 2009	681,565	$0.94

The following table summarizes information about options outstanding and options exercisable at December 31, 2009:

Options Outstanding			Options Exercisable
Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
229,204	6.1	$0.08	229,204	6.1	$0.08
375	0.5	0.80	375	0.5	0.80
17,708	8.3	0.24	1,042	8.3	0.24
434,278	9.9	1.44	243,897	9.9	1.44

681,565	8.6	$0.95	474,517	8.0	$0.78

During 2009, the Company granted 434,278 stock options to its employees of which 6,250 and 428,028 were issued under the 2000 Stock Plan and 2009 Equity Plan, respectively. In total the Company recorded approximately of $7.5 million of stock option compensation expense related to options granted to date in accordance with vesting schedules thereof.

During 2008, the Company granted 78,125 stock options to its employees. The Company recorded approximately $663,000 of stock option compensation expense related to options granted and vesting schedules thereof.

During 2007, the Company issued -0- stock options. For all outstanding options issued prior to 2007 the Company re-priced the exercise price of those options from an average exercise price of approximately $0.14 per share to $0.04 per share. This resulted in a charge of $2,876,201 to stock-based compensation expense during 2007.

19. Stock Warrants

The Company has issued stock warrants from 2001 through 2009. The un-exercised warrants issued in 2001 expire in 2017.

During September 2007, the Company reissued approximately 253,125 shares of stock warrants for a new 10 year term with all of the other terms and conditions remaining the same pursuant to a debt offering. The Company recorded the fair value of these re-issuances as debt discount and amortized $318,279 expense in connection with this discount.

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On October 12, 2007 (the purchase date of RNK) the Company issued warrants to purchase 590,671 shares of common stock at an exercise price of $0.08 and have a ten year life. The warrants were issued by the Company to the prior owners of RNK and to certain other parties in association with the purchase. The value assigned to the warrants issued was $3,803,911 and booked to goodwill as part of the purchase price with an offset to additional paid in capital.

In June 2008, the Company issued a warrant to purchase 257,138 shares of common stock at an exercise price of $0.08 and have a ten year life. The warrants were issued by the Company in conjunction with a term loan for $3,000,000 (see Note 11) entered into during 2008. Subsequently the warrant was modified to reflect cancellation of exactly half of the common stock allowable to be purchased under the original warant pursuant to an early pre-payment incentive the Company met.

During 2008, the Company issued warrants to purchase 24,070 shares of common stock at an exercise price of $0.08 and have a ten year life. The warrants were issued by the Company to the prior owners of RNK and to certain other parties in association with the notes assumed during the purchase of RNK in 2007. These warrants were issued in conjunction with the restructured notes (see Note 12).

The fair value of the 281,208 warrants issued during 2008 was $1,714,963. The warrants issued in 2008 were issued to lenders of the Company and as such, the $1,714,963 was recorded by the Company as a debt discount to be amortized to interest expense over the period of the notes (2 years), with the offset going to additional paid in capital.

During 2009 the Company issued warrants to purchase 134,173 and 25,000 shares of common stock of the Company in relation to debt financings transactions thay were successful and failed, respectively. The fair value of warrants issued in relation to successful debt financings are recorded as debt discount and amortized to interest expense over the life of the debt. Warrants issued for failed debt financing transactions are recorded directly to non-employee compensation. The Company recorded $650,000 towards interest expense and $732,000 in non-employee compensation.

The table below is a summary of the stock warrants outstanding as of December 31, 2009 and changes for the three years ended December 31, 2009, 2008 and 2007, respectively:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2006	415,625	$0.08
Granted	590,672	0.08
Exercised	—	—
Forfeited	—	—

Outstanding at December 31, 2007	1,006,297	$0.08
Granted	281,208	0.08
Exercised	(309,375)	0.08
Forfeited	—	0.08

Outstanding at December 31, 2008	978,129	$0.08
Granted	159,172	0.29
Exercised	(743,580)	0.08
Forfeited	(128,569)	0.08

Outstanding at December 31, 2009	265,153	$0.21

All warrants were exercisable upon issuance. Warrants outstanding as of December 31, 2009, had a weighted average exercise price of $0.21, and a weighted average remaining life of 7.8 years.

20. Stock Based Compensation

The Company periodically issues equity based awards as a form of compensation to its employees. The awards are typically issued a common stock grants, restricted stock grants, warrants

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and stock options to purchase shares of common stock of the Company. These awards are all accounted for in accordance with ASC 718-20 “Compensation—Stock Compensation—Awards Classified As Equity”(“ASC 718-20”)

The following assumptions were used in valuing stock options and stock warrants issued during the years ended December 31, 2009, 2008 and 2007 and were derived in accordance with ASC 718:

	12/31/2009	9/30/2009	2008	2007
Dividend Yield	0%	0%	0%	0%
Expected Term	5	5	5	5
Risk Free Rate	4.60%	2.31%	1.55%	3.45%
Volatility	44.40%	44.31%	41.13%	35.35%

Expected Volatility. The expected volatility of the Company’s shares was estimated using the historical volatility of the share price of a comparable publicly traded company.

Expected Term. The expected term of the option was estimated using the simplified method described in ASC 718 which is based on the vesting period and contractual term for each grant, or for each vesting-tranche for awards with graded vesting. The simplified

Risk-free Interest Rate. The Company bases the risk-free interest rate on the implied yield-to-maturity available on a U.S. Treasury note with a term equal to the expected term of the underlying grants.

Dividend Yield. The company use the Black-Scholes valuation model which calls for single expected dividend yield as an input. The Company has not paid dividends in the past nor does it expect to pay dividends in the near future.

Under this Black-Scholes option pricing model, compensation costs for all awards granted, modified, repurchased or canceled are measured at estimated fair value and are included as compensation expense over the vesting period during which an employee provides service in exchange for the award.

Prior to 2006 before adoption of ASC 718 the Company recognized equity based securities such as warrants and options granted to non-employees at their intrinsic value. All options granted to non-employees were granted and subsequently forfeited during the years ended December 31, 2008, 2007 and 2006.

The Company recognizes compensation expense, net of an estimated forfeiture rate, on a straight-line basis over the requisite service period of the award. The estimated forfeiture rate was based on historical experience during the preceding fiscal year. The Company applied the forfeiture rate in calculating the expense related to stock-based compensation for stock option awards granted subsequent to January 1, 2006. Per the provisions of ASC 718-20, expense is recognized only for those awards expected to fully vest. If actual forfeitures differ from the estimates, a revision to the forfeiture rate will be necessary.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of ASC 505-50 “Equity—Equity-Based Payments to Non-Employees” Since 2006 the company has not issued stock-based compensation to non-employees.

21. Post Retirement Plan

The Company offers a 401(k) post-retirement plan. The plans are separate for Wave2Wave and RNK, and cover all qualified employees as defined by the Plan. Participants may contribute a percentage of their compensation up to the maximum allowed by the Internal Revenue Code. Wave2Wave does not match any portion of the participant’s contribution; RNK matches 25% of the first 5% of employees’ elective deferrals. For the years ended December 31, 2009, 2008, and 2007 the Company recorded 401(k) related expense of $59,574, $61,566, and $41,122, respectively.

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22. Income Taxes

The federal and state income tax provision (benefit) is as follows:

	Years Ended December 31,
	2009	2008	2007
Current:
Federal	$16,828	$160,193	$69,171
State	235,352	1,614,223	433,721

Total current	252,180	1,774,416	502,892
Deferred:
Federal	(3,441,544)	334,983	(4,134,818)
State	100,610	199,515	2,721

Total deferred	(3,340,934)	534,498	(4,132,097)

Total tax provision (benefit)	$(3,088,754)	$2,308,914	$(3,629,205)

The effective income tax rate differs from the statutory rate as follows:

	Years Ended December 31,
	2009	2008	2007
US federal statutory rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefit	4.5	23.8	4.8
Change in valuation allowance	(8.2)	128.9	178.8
Stock compensation	(17.5)
Non deductible expenses	(0.1)	19.5	(6.9)
Prior Period Adjustment	.2	2.1	(1.4)
Other	(0.3)	1.6	(.2)

Total tax provision (benefit)	12.6%	209.9%	209.1%

The income tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows:

	December 31,
	2009	2008
Deferred income tax assets:
Net operating loss carryforwards	$6,152,742	$4,024,350
Stock compensation	3,496,733	1,448,791
Other	377,237	361,676
Accrued Interest	129,788	616,555
Deferred revenue	279,954	352,093
Bad debt allowance	2,476,128	1,397,546
Intangible assets	553,649	452,624

Total deferred tax assets before valuation allowance	13,466,231	8,653,635
Less valuation allowance	(5,222,721)	(3,217,633)

Total deferred income tax assets	8,243,510	5,436,002

Deferred income tax liabilities:
Fixed assets	(1,014,232)	(917,420)
Vendor Credits		(635,966)

Total deferred income tax liabilities	(1,014,232)	(1,553,386)

Total net deferred tax assets	$7,229,278	$3,882,616

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A valuation allowance is provided when it is considered more likely than not that deferred tax assets will not be realized. Due to the Company’s state tax filing position, the Company has provided a valuation allowance for a portion of the state tax deferred tax assets at December 31, 2009 and 2008. Due to the October 12, 2007 acquisition of RNK, Inc., the Company has released the federal valuation allowance on the deferred tax assets of approximately four million dollars as of December 31, 2007. In forming this assessment, management considered the weight of available positive evidence, particularly that which was the most objectively verifiable, including the cumulative profits in recent years of RNK, Inc. The acquisition of this profitable business entity provided a source of taxable income that has triggered the realization of the Company’s federal deferred tax assets. This has been demonstrated by the Company’s ability in recent years to begin utilizing the net operating loss carryforwards generated by W2W, Inc.

In addition, management forecasts that, based on historical trends, the future earnings of the Company will be sufficient enough to recover the losses generated by W2W, Inc. before they begin to expire. Accordingly, management concluded that a valuation allowance against the Company’s federal deferred tax assets was no longer necessary.

At December 31, 2009 and 2008, the Company had federal net operating loss carryforwards of approximately $11.2 million and $7.0 million, respectively which begin to expire in 2022. At December 31, 2009 and 2008 the Company had state net operating loss carryforwards of approximately $33.0 million and $22.4 million, respectively, which begin to expire in 2019.

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the adoption of FIN 48, the Company recorded a reduction in its valuation allowance as of January 1, 2007 in the amount of $173,256. As of December 31, 2009, the total amount of gross unrecognized tax benefits was $751,415, of which $751,415, if recognized, would impact the Company’s effective tax rate, without regard to the valuation allowance on the state deferred tax assets.

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense. $14,004 and $18,843 of interest and penalties have been recognized in the consolidated statements of operations for the years ended December 31, 2009 and 2008, respectively. As of December 31, 2009 and 2008, $24,334 and $5,491 of accrued interest and penalties have been recognized in the consolidated balance sheets.

	2009	2008
Unrecognized tax benefits, beginning of year	$690,585	$325,348
Increases for tax positions taken during the year	22,493	365,237

Unrecognized tax benefits, end of year	$713,078	$690,585

The Company does not expect the amount of unrecognized tax benefits to change materially within the next twelve months.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions. The tax years 2006 and forward remain subject to examination by the Internal Revenue Service and applicable state departments of revenue.

23. Concentrations

The Company’s revenues can be split into wholesale (the CLEC-based business of RNK) and retail (Broadband services as provided by the Company prior to the acquisition of RNK). For the years ended December 31, 2009 and 2008 revenue from two customers totaled 28% and 34% of our operating revenues, respectively. For the year ended December 31, 2007, no customer accounted for more than 10% of our operating revenues. The concentration of these revenues for the years ended December 31, 2009 and 2008 are distributed as follows:

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Customer	2009	2008
Verizon	19%	19%
T-Mobile	9%	15%

For the years ended December 31, 2009 and 2008, Verizon accounted for 47% and 58% of accounts receivable, respectively.

24. Commitments and Contingencies

Letters of Credit

At December 31, 2009 and 2008, the Company had irrevocable standby letters of credit of $750,000 and $250,000, respectively, outstanding with a commercial bank. These letters of credit are secured by cash accounts held with the commercial bank. The letters were issued to guarantee certain future payments to be made to the Company’s landlords for rent payments. The Company had no outstanding borrowings associated with these letters of credit at December 31, 2009 and 2008.

Non-Income Taxes

The Company remits state excise tax on telecommunication services as it is the Company’s position that the telephone service originates in these states where the equipment or customers are located or the services are rendered. State taxing authorities are constantly revising the laws and regulations with regard to telecommunication services and therefore, the Company is subject to potential excise tax in other jurisdictions based upon these constantly changing laws and regulations.

Litigation

The Company is party to various legal proceedings and claims related to its normal business operations. In the opinion of management, the Company has substantial and meritorious defenses for these claims and proceedings in which it is a defendant, and believes these matters will be ultimately resolved without a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company. The aggregate provision for losses related to contingencies arising in the ordinary course of business was not material to operating results for the years presented.

Third Party Disputes

T-Mobile USA, Inc.

On August 27, 2009, T-Mobile USA, Inc. (“T-Mobile”), which accounted for approximately 9% of our 2009 operating revenues, served RNK with a notice of termination of their interconnection agreement effective November 30, 2009. On December 17, 2009, T-Mobile formally rejected our request for re-negotiation under the Telecommunications Act of 1996. They have indicated a willingness to enter into a bill and keep arrangement, whereby neither party bills the other for completed calls, but have pointed out that, by default, the Company was already subject to this type of arrangement absent an interconnection agreement to the contrary. The approximate effect of a bill and keep arrangement with T-Mobile is a reduction in revenue equal to 10% of operating revenues for the year ended December 31, 2009. The Company will continue to negotiate a successor agreement in good faith, although there can be no assurance that an agreement can be reached.

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

RCN Communications, Inc.

RNK had rate disputes with another company, RCN. After full evidentiary hearings, on May 19, 2009 an arbitrator found partially for RNK and partially for RCN. Under the award, RNK is required to issue credits to RCN totaling a net amount of $100,754 associated with the dispute.

Stealth Communications Services, LLC.

On June 16, 2009, Stealth Communications Services, LLC (“Stealth”) filed a Claim for Arbitration in New York with the American Arbitration Association, AAA Arbitration Case No: 13 494 01679 09 (Stealth Communications Services, LLC and RNK, Inc.). Stealth claimed that RNK’s termination of an agreement that the parties entered into in or around February 2008 resulted in a breach of contract and has claimed damages in the amount of $483,519 (plus finance charges, attorney fees and costs) which Stealth represented was the amount of monies Stealth would have collected from RNK had RNK not terminated. On June 18, 2009, RNK responded to Stealth’s Arbitration Claims with a general denial of all allegations, pleaded affirmative defenses and counterclaimed with its own breach of contract claims as well as various other claims including but not limited to fraud in the inducement, promissory estoppel and unjust enrichment. RNK contended that Stealth failed to provide the services agreed to by the parties, even after RNK sought reassurance of performance, thereby forcing RNK to terminate. RNK had requested damages in the amount of $163,509 (plus attorney fees, costs and any other appropriate damages) which represented the amount paid by RNK for the services for which it believed it contracted but did not receive. On January 8, 2010, the parties entered into a settlement agreement under which RNK agreed to pay Stealth a total sum of $218,000 and purchase bandwidth from Stealth for $5,000/month for a period of 24 months. On January 8, 2010, RNK paid to Stealth a lump-sum payment in the amount of $100,000. Thereafter, RNK shall make six monthly installment payments of $19,667 to Stealth, the first of such payments being due thirty days from January 8, 2010. The American Arbitration Association closed the Arbitration on January 11, 2010.

Verizon New England, Inc.

On June 22, 2009 the Massachusetts Department of Telecommunications and Cable (DTC) determined in DTC order 07-9 that all CLEC intrastate access charges in Massachusetts should be reduced to Verizon’s intrastate rate within one year from the date of order The Joint CLEC parties motioned for reconsideration and/or clarification on the grounds that the DTC’s order impermissibly shifted the legal burden of proof and failed to address arguments raised by the parties or was unclear. Motions are still pending. A CLEC may cost justify a rate different than Verizon’s by demonstrating that its actual costs of providing intrastate switched access are higher than Verizon’s rate to the DTC. If The Company fail to prevail in the motion for reconsideration or to justify a rate different than Verizon’s in a cost study, it is highly likely The Company will experience a 7% reduction in annual revenues beginning on June 21, 2010.

On August 22, 2008, Verizon filed a complaint in the United States District Court, for the District of Massachusetts against RNK asserting claims related to the parties Interconnection Agreements in New York, Massachusetts and Rhode. Specifically, Verizon alleges breach of contract and contends that RNK owes $10,797,897 for Virtual Foreign Exchange (“VFX”) traffic, plus applicable late payment charges; seeks declaratory judgments that Verizon does not owe RNK certain invoiced amounts related to reciprocal compensation and access charges; and requests that the court to reset the presumptive percentage of VFX which governs the parties’ agreements.

RNK filed its answer on November 11, 2008. RNK denied the claims proffered by Verizon and asserted defenses and counter claims for breach of contract and violation of the Massachusetts Consumer Protection Statute. RNK’s counter claims seek $25,361,434 in compensatory damages as of the date of the complaint, declaratory relief and statuary damages under the Massachusetts Consumer Protection Statute. RNK has asked the court to treble its damages due to Verizon’s

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

willful violation of the statute. Verizon filed a motion to dismiss RNK’s counter claims regarding breach of the Rhode Island agreement and answered RNK’s counter claim on December 22, 2008.

RNK filed its opposition on January 15, 2008. Verizon has since withdrawn its motion to dismiss on January 22, 2008. The parties have completed fact discovery and, on September 2, 2010, Verizon filed its Motion for Partial Summary Judgment. Verizon’s motion sought summary judgment on several of its claims and those filed by RNK in its favor.

On October 4, 2010, RNK filed its own motion for summary judgment and reply to Verizon’s motion. RNK’s motion seeks summary judgment on the bulk of its claims. RNK’s management has instructed counsel to vigorously defend against Verizon’s motion and press RNK’s claims. If Verizon were to prevail on its claims as to the rate for or percentage of VFX traffic that should govern the parties’ agreements, RNK could incur substantial costs which may have a material adverse effect on our business and our liquidity, including paying at a higher rate and percentage of VFX traffic. Because we are unable to predict what an adverse decision would result in, we are unable to quantify how it would affect our financial positions, operating results and cash flows.

Other Definitive Material Agreements

incNetworks®

On August 11, 2006, the Company entered into a Strategic Partnership Master Agreement (the “SPMA”) with incNetworks®. Pursuant to the SPMA, as amended, the Company becomes the exclusive provider of incNetwork’s patented 4G “small cell” wireless technology. This technology enables a broadband wireless network to have throughput rates comparable to traditional landline based networks.

Upon incNetworks® demonstrating operability of its 4G enabled HFW network in two “showcase” buildings no later than March 31, 2010 (the “Effective Date”) and a qualifying “funding event” occurring by the Effective Date, the Company will present incNetworks® with a purchase order. We will disburse $2 million against the purchase order as a 50% down payment. In exchange, incNetworks® will build out a 4G enabled HFW network in twelve buildings measured at 250,000 square feet each. This roll-out must be completed within three months. Upon satisfactory completion of the roll-out and the Company accepting the networks as fully operational, the Company will fund the remaining 50% due as specified by the SPMA and purchase order issued. The Company’s proposed initial public offering qualifies as funding event.

Subsequent to the successful initial roll-out, the Company will pay $4 million to incNetworks® for each roll-out of twelve buildings at 250,000 square feet each, provided that each roll-out is completed within three months and fully operational. The Company will fund up to three additional roll-outs for a total possible contract value of $16 million.

As of the date of this report, neither the Company nor, incNetworks® has indicated any intention to terminate the relationship.

Rodman and Renshaw, LLC

On August 5, 2009, the Company engaged Rodman & Renshaw, LLC (“Rodman”) to be the lead underwriter, in conjunction with an anticipated initial public offering (the “IPO”) of Wave2Wave common stock. The Company has agreed to sell to the underwriters, for which Rodman & Renshaw, LLC is acting as representative, have severally, and not jointly, the, still to be determined, number of shares offered in our IPO, at the, still to be determined public offering price, less the underwriting discount of 7% as well as a non-accountable expense allowance equal to 1% of the final IPO gross proceeds.

Pursuant to the engagement letter the underwriters received a non-refundable advance of $25,000, a commitment to remit an additional $25,000 upon filing of the Form S-1 Registration

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statement with the Securities and Exchange Commission, and an option for $100 to acquire up to an additional 15% of the total number of shares to offered by the Company in the IPO, solely for the purpose of covering over-allotments, (the “over-allotment option”). The underwriters will also be granted, upon consummation of the IPO, as non-employee compensation a warrant to purchase, at 145% of the IPO price, an additional number of shares equal to 3% of the shares issued pursuant to the IPO excluding the effect of the 15% over-allotment option.

Other

On March 31, 2010, the Company entered into an agreement with Abovenet, Inc (“Abovenet”) pursuant to which Abovenet agreed to waive approximately $522,000 of disputed invoices presented to the Company. As agreed upon between the Company and Abovenet, the Company entered into a commitment to purchase multiple service agreements for an approximate value of $828,000 for multiple data circuits over the next 36 months.

The Company is dependent on the use of incumbent local exchange carriers’ local and transport networks and access services to provide telecommunications services to its customers. Charges for leasing local and transport network components and purchasing special access services historically have made up a significant percentage of the Company’s overall cost of providing the services. These network components and services are purchased in each PAETEC market through interconnection agreements, special access contracts, commercial agreements or a combination of such agreements from the incumbent local exchange carrier, or, where available, from other wholesale network service providers. These costs are recognized in the period in which the services are delivered and are included as a component of the Company’s cost of sales.

25. Subsequent Events

Employment Agreements

On January 28, 2009, the Company, effective as of December 31, 2009, extended the term of Richard Koch’s existing employment agreement to the earlier of June 30, 2010 or the date that the RNK Notes are paid in full.

On February 4, 2010 the Company entered into an employment agreement with Gregory Raskin, CEO and President and Winncom. This employment agreement is effective contingent upon the successful consummation of our proposed initial public offering and the successful acquisition of Winncom by the Company. Upon effectiveness, Mr. Raskin will be issued 187,500 shares of restricted stock that will vest ratably over two years for an aggregate fair value of $5,700,000 based on our most recent independent third party appraisal of our common stocks fair market value. In addition, Mr. Raskin, will assume the role of Chief Executive Officer (“CEO”) of the Company post initial public offering and the immediate subsequent consummation of the acquisition of Winncom. At the time of the IPO’s consummation, the fair value the restricted stock units will be recognized as the value at which the IPO priced.

Related Party Transactions

On January 26, 2010, Andrew Bressman entered into an agreement to extinguish an outstanding note owed to the Company (the “Bressman Note”) that had been held between 2006 and such date. The Bressman Note’s principal and accrued interest amounted to approximately $686,712 (the “Bressman Payoff Amount”) as of January 26, 2010. The Bressman Payoff Amount of $665,000 has been settled by Mr. Bressman tendering without restriction an agreed-upon 16,500 shares of the Company’s common stock, which was gifted to him by his wife from a trust of which she is a beneficiary. The Company has accepted Mr. Bressman’s shares and consider the Bressman Note paid in full.

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On January 26, 2010, Steven Asman entered into an agreement to extinguish an outstanding note drawn on the Company (the “Note”). The Note’s principal and accrued interest amounted to approximately $96,000 (the “Payoff Amount”)as of December 31, 2009. The Payoff Amount was settled by Mr. Asman by tendering, without restriction, an agreed-upon 2,400 shares of common stock of the Company. The Company has accepted Mr. Asman’s shares into treasury and considers the Note paid-off in full.

Entry Into Material Definitive Agreements

On February 4, 2010 the Company entered into a binding stock purchase agreement (the “SPA”) with Winncom Technologies Holdings, Ltd. (“Winncom”), an Ohio based reseller of wireless and wired networking equipment. Winncom operates in both the United States and Europe. Winncom reported revenues of approximately $70 million on its audited financial statements for the year ended December 31, 2008. The Company will tender $25 million in cash consideration as well as 589,255 shares of common stock of the Company to acquire 100% of the ownership equity of Winncom. The SPA will be consummated contingent upon the successful consummation of an Initial Public Offering transaction that the Company is currently pursuing.

Immediately prior to the listing of the Company’s common stock on the New York Stock Exchange, Mr. Bressman and the Company have agreed that Mr. Bressman will no longer be employed by the Company. In connection with Mr. Bressman’s separation from the Company, the Company and Mr. Bressman will enter into a separation agreement pursuant to which, among other things, the Company will make a lump sum payment of $551,250, net of applicable taxes, to Mr. Bressman at closing, and an aggregate payment of $198,750 to be paid to Mr. Bressman in 12 equal monthly installments, in consideration for the receipt from Mr. Bressman of a release of the Company and for the extension of Mr. Bressman’s non-competition obligations as set forth in the agreement. In addition, Mr. Bressman will be entitled to receive payments equal to the balance of his base salary totalling approximately $2,400,000 payable bi-weekly through June 11, 2014. The Company will also pay for certain fringe benefits inlcuding health insurance through June 11, 2014.

Reverse Stock Split

On March 22, 2010 the Company’s sole director approved a one-for-two reverse stock split of our common stock with a par value of $0.0001 which was ratified by a majority of the stockholders of the Company. The reverse split was effective as of March 22, 2010. All per share amounts in these financial statements and accompanying footnotes have been retroactively adjusted to the earliest period presented for the effect of this reverse split. The reverse split resulted in an entry re-classifying a portion of our common stock par value account to our additional paid-in capital account. The par value of our common stock remains unchanged at $0.0001. This transaction had no impact on our financial position, operating cash flows and results of operations.

On September 28, 2010 the Company’s sole director approved a one-for-four reverse stock split of our common stock with a par value of $0.0001 which was ratified by a majority of the stockholders of the Company. The reverse split was effective as of September 30, 2010. All per share amounts in these financial statements and accompanying footnotes have been retroactively adjusted to the earliest period presented for the effect of this reverse split. The reverse split resulted in an entry reclassifying a portion of our common stock par value account to our additional paid-in capital account. The par value of our common stock remains unchanged at $0.0001. This transaction had no impact on our financial position, operating cash flows and results of operations.

Initial Public Offering

On April 19, 2010, the Company’s Board consented to issue and sell up to an aggregate of 2,062,500 shares of its common stock in an offering to the public through underwriters proposed to

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

be represented by Rodman & Renshaw, LLC. The Company intends to execute a new underwriters agreement that will replace the previous arrangement with the same underwriters. Additionally, the Company intends to apply to list its common stock on the American Stock Exchange Division of the New York Stock Exchange. No assurance can be given that its application will be approved or the offering will be successful.

Exit Out Of Material Agreements

On May 17, 2010, the Company notified incNetworks® of its intention to terminate the November 24, 2009 amendment to the incNetworks Strategic Partnership Master Agreement (“SPMA”) entered into on August 11, 2006, due to non-consummation of a “Public Funding” event by March 31, 2010. Further, the Company notified incNetworks of their breach of certain terms of the SPMA, as amended, because of their failure to deploy 4G enabled Hybrid Fiber Wireless (“HFW”) networks in buildings within New York, NY at 60 East 42nd Street and 230 Park Avenue by March 31, 2010. The Company has served notice to incNetworks® for an opportunity to cure its breach pursuant to the terms of the SPMA within thirty (30) days of said notice. On May 19, 2010, incNetworks® responded to our notice asserting their position that the SPMA, as amended, was void. The Company is currently evaluating the impact of this event on its proposed implementation of 4G HFW Networks.

On September 30, 2010, the Company terminated the stock purchase agreement with Winncom Technologies Holdings, Ltd. The termination clause of the stock purchase agreement was exercisable by either party under certain circumstances if the closing of the proposed acquisition had not closed occurred on or before May 30, 2010.

On September 30, 2010, in connection with the termination of the stock purchase agreement to purchase Winncom, Mr. Raskin’s employment became void.

Employment Agreements

A former owner of RNK and a current stockholder, who is also a holder of the related party notes payable held by former and current employees of RNK, or a Noteholder, had entered into an employment agreement with the Company pursuant to the acquisition of RNK by the Company effective October 12, 2007. The agreement provides that the executive shall be employed by the Company through December 31, 2009, or until the entire outstanding balance of the note payable is paid in full at the annual compensation of $460,000 with annual increases of approximately 10%. On June 30, 2010, the agreement was amended to provide that the executive shall be employed by the Company through the earlier of August 31, 2010, or until the entire outstanding balance of the notes payable are paid in full. The annual compensation terms were unchanged.

In September 2010, the agreement was amended such that executive’s employment term would expire only upon settlement of the entire balance outstanding under the related party notes held by current and former employees of RNK issued pursuant to the purchase of RNK by the Company.

On September 21, 2010 (the “Effective Date”), Aaron Dobrinsky and the Company entered into an executive employment agreement (the “Agreement”). Pursuant to the Agreement, on the Effective Date, Mr. Dobrinsky assumed the role of Chief Executive Officer (“CEO”) and a member of the Board of Directors (the “Board) for a term of no less than two years. The term is to be automatically extended one year on the two year anniversary of the Effective Date unless written notice of at least six months is delivered by either Mr. Dobrinsky or the Board to the other party prior to the 2nd anniversary of the Effective Date. As of the Effective Date, Mr. Dobrinsky’s annual base salary shall be $525,000, provided, this amount shall be applied retroactively to the Effective Date in order to make Mr. Dobrinsky whole for any difference in salary paid to him during the period between the Effective Date and the earlier of (a) an initial public offering of the Company’s common stock, (b) an infusion of equity or debt of $20 million or (c) March 31, 2011, or the Closing

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Date. The period between the Effective Date and the Closing date is referred to as the Retroactivity Period. During the Retroactivity Period Mr. Dobrinsky shall be paid a minimum base salary of $325,000 per annum. In addition, Mr. Dobrinsky, will receive an equity award of 125,000 restricted shares of the Company which will vest in tranches of 25% over the first four consecutive six month anniversaries of the Effective Date.

Debt

Related Party Notes Payable—RNK

On September 21, 2010, the holders of the related party notes, or the RNK Notes, held by former and current employees of RNK, or the Noteholders, collectively entered into a “Note Exchange and Modification Agreement”, or the Exchange, pursuant to which the Noteholders agreed to convert half of the principal and accrued interest due as of September 21, 2010, for shares of common stock of the Company at $20.00 per share. The Noteholders accepted 552,637 shares in exchange for cancelation of approximately $11,053,000 of principal and accrued interest. Per the Exchange the remaining RNK Notes maturity date were extended to the earlier to occur of (a) February 28, 2011, and (b) the successful consummation of an Initial Public Offering transaction. In addition, pursuant to the Exchange and the interest rate on the Notes was reset to 6% per annum effective as of July 1, 2010.

Related Party Notes Payable—Wilmington Trust

On September 21, 2010, the Wilmington Trust entered into a “Note Exchange and Modification Agreement”, or the Exchange, pursuant to which the Lender agreed to convert half of the principal and accrued interest due as of September 21, 2010, for shares of common stock of Wave at $20.00 per share. The Lender accepted 1,021,548 shares in exchange for cancelation of approximately $20,431,000 of principal and accrued interest. The interest rate per annum of 6.5% and the Maturity Date were not affected by the Exchange.

Victory Park Capital, LLC

The Company are currently in default of certain covenants set forth in the Senior Secured Financing Agreement that the Company entered into with VPC (the “Agreement”). On each of March 22, 2010, April 16, 2010, May 11, 2010, May 21, 2010 and July 1, 2010, each of the lenders and VPC, as administrative and collateral agent, agreed to forbear from exercising their default-related rights and remedies, including acceleration and foreclosure, against the Company or the collateral securing our obligations under the Agreement, with respect to the existing events of default for the agreed upon forbearance period, ending on August 16, 2010. As partial consideration for agreeing to so forbear, the Company paid to VPC, for the benefit of the lenders certain forbearance fees.

On September 21, 2010, each of the lenders and VPC agreed to continue to forbear from exercising certain of their rights and remedies against the Company or the collateral securing our obligations under the Senior Secured Financing Agreement, with respect to the existing events of default during the forbearance period, which ends on the earlier of January 4, 2011 and the occurrence of a forbearance default under the forbearance agreement. An event of default under the forbearance agreement includes, but is not limited to, the occurrence of an event of default other than the existing events of default, the failure to comply with any condition or covenant of the forbearance agreement, the breach of any representation or warranty set forth in the forbearance agreement, the breach by any holder of the RNK Notes of certain agreements made pursuant to the forbearance agreement and the taking of certain actions by certain of our subordinated creditors. In consideration thereof, the Company paid to VPC an aggregate of $623,531, which amount was applied to reduce the principal balance and accrued interest of the loan. Additionally, the Company

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

agreed to pay to VPC, on the first day of every month commencing October 1, 2010, (i) $350,000, to reduce the principal balance of the loan and (ii) an amount equal to the interest that will accrue on the loan during such month. As conditions to the execution and delivery of the forbearance agreement, the maturity date of the RNK Notes was extended until February 28, 2011, and RNK Holding Company and Wilmington Trust Company and G. Jeff Mennen, the holders of our long-term debt, agreed to convert at least 50% of the aggregate principal balance outstanding under such notes, plus 50% of the accrued interest therein, into shares of common stock at a price per share equal to $20.00.

Additionally, as a condition to the execution and delivery of the forbearance agreement, the Company agreed that Aaron Dobrinsky, our Chief Executive Officer, and Sanford McMurtry, Chief Operating Officer of RNK, will report to Jeff Hyland, who will act as strategic officer of the company. As strategic officer, and until the offering is consummated and the VPC loan is repaid, Mr. Hyland will have the authority to direct, manage, perform, control, implement and make all decisions with respect to our financial, operational and managerial affairs, cost restructurings, personnel management, asset management and disposition, accounting function, bank and commercial relationship management, and all other aspects of the business as appropriate, provided that he does not have the authority to dismiss Eric Mann or Andrew Bressman.

Upon consummation of the offering and repayment of the VPC loan, Mr. Hyland will no longer have such authority.

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
For the years ended December 31, 2009, and, as restated,
the years ended December 31, 2008 and 2007

Description	Balance at Beginning of Period	Additions		Deductions Note (b)	Balance at End of Period
		Charged to Expenses	Charged to Other Accounts Note (a)
	(dollars in thousands)
Allowance for Uncollectible Accounts Receivable:
Year 2009	$3,441	$727	$209	$0	$4,377
Year 2008	1,461	317	1,663	0	3,441
Year 2007	0	0	0	0	0

(a)	Allowance for Uncollectible Accounts Receivable includes: (1) amounts previously written off which were credited directly to this account when recovered. Also includes amounts transferred from other accounts (2) Amounts recognized directly against revenues when services were rendered and earned but collectability was estimated as highly unlikely.

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2010	December 31, 2009
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,139,575	$1,995,346
Accounts receivable net of allowance for doubtful accounts of $5,894,643 and $4,377,243, respectively	21,573,402	22,542,955
Unbilled accounts receivable	3,026,531	3,646,655
Inventory	9,986	8,278
Prepaid expenses and other current assets	752,048	849,419
Deferred income taxes—short term	211,495	370,354

Total current assets	27,713,037	29,413,007
Property, equipment and software, net	7,075,179	8,031,483
Other assets:
Restricted cash	740,000	750,000
Goodwill	31,715,890	31,715,890
Intangible assets, net	14,872,252	16,990,869
Deferred income taxes—long term	10,025,559	6,858,924
Other assets	3,151,474	1,472,562

Total other assets	60,505,175	57,788,245

Total assets	$95,293,391	$95,232,735

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$22,847,565	$18,205,982
Deferred revenue and customer deposits	2,895,263	2,524,888
Accrued expenses	7,083,864	4,112,306
Related party note payable—RNK	19,303,606	19,123,606
Current portion of long-term debt	9,300,000	8,928,000
Related party note payable—Wilmington Trust, current portion	250,000	250,000
Current portion of capital lease obligations	1,356,843	1,289,461
Income tax payable and other taxes	191,069	772,999

Total current liabilities	63,228,210	55,207,242
Long-term liabilities:
Long-term debt	—	—
Capital leases, less current portion	1,306,071	1,755,544
Related party note payable—Wilmington Trust	37,720,000	39,200,000
Long-term tax liability	751,399	751,399
Other long-term liabilities	—	—

Total long-term liabilities	39,777,470	41,706,943
Total liabilities	103,005,680	96,914,185
Stockholders’ deficit:
Series A cumulative, convertible preferred stock, $.0001 par value, 10,000,000 shares authorized; -0- shares issued and outstanding at June 30, 2010 and December 31, 2009.	—	—
Common stock, $.0001 par value, 290,000,000 shares authorized, 7,131,485 and 7,112,435, shares issued and outstanding at June 30, 2010, respectively and 7,124,297 issued and outstanding at December 31, 2009.	713	712
Additional paid-in capital	35,956,838	33,124,674
Accumulated deficit	(42,860,424)	(33,968,229)

	(6,902,873)	(842,843)
Treasury stock	(761,312)	—
Due from related party	(48,104)	(838,607)

Total stockholders’ deficit	(7,712,289)	(1,681,450)
Total liabilities, due from related party and stockholders’ deficit	$95,293,391	$95,232,735

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WAVE2WAVE COMMUNICATIONS INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended June 30,
	2010	2009
	(unaudited)
Operating revenues	$34,812,936	$39,015,042
Operating expenses:
Costs of services and sales (exclusive of depreciation show separately below)	25,724,656	26,719,820
Depreciation and amortization	3,381,752	3,599,167
Selling, general and administrative expenses	12,763,168	9,906,276

Total operating expenses	41,869,576	40,225,263
Operating (loss)	(7,056,640)	(1,210,221)
Interest expense, net	5,426,464	2,818,515
Other (expense) income	(13,526)	(956,022)

Net (loss) before income tax (expense)	(12,496,630)	(4,984,758)

Income tax benefit	3,604,435	282,189

Net (loss)	$(8,892,195)	$(4,702,569)

Loss per share:
Basic	$(1.25)	$(0.82)
Diluted	$(1.25)	$(0.82)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WAVE2WAVE COMMUNICATIONS INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
STOCKHOLDERS’ EQUITY
For the period from January 1, 2010 to June 30, 2010
(unaudited)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Treasury Stock	Due to Related Parties	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance, January 1, 2010	—	$—	7,124,297	$712	$33,124,674	$—	$(838,607)	$(33,968,229)	$(1,681,450)
Stock options exercised	—	—	7,188	1	574	—	—	—	575
Warrant grants relating to debt issuance	—	—	—	—	1,626,000	—	—	—	1,626,000
Warrants issued for services rendered	—	—	—	—	294,533	—	—	—	294,533
Decrease in loans to related parties	—	—	—	—	—	—	29,191	—	29,191
Stock compensation expense	—	—	—	—	911,057	—	—	—	911,057
Treasury stock received	—	—	(19,050)	—	—	(761,312)	761,312	—
Net loss	—	—	—	—	—	—	—	(8,892,195)	(8,892,195)

Balance at June 30, 2010	—	$—	7,112,435	$713	$35,956,838	$(761,312)	$(48,104)	$(42,860,424)	$(7,712,289)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WAVE2WAVE COMMUNICATIONS INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ending June 30,
	2010	2009
	(unaudited)
Cash flow from operating activities:
Net income (loss)	$(8,892,195)	$(4,702,569)
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	3,381,752	3,599,167
Bad debt expense	301,910	545,608
Deferred income tax expense (benefit)	(3,604,435)	(282,189)
Equity compensation expense	1,205,589	178,045
Amortization of debt discount and premiums	698,000	1,503,068
Changes in operating assets and liabilities:
Accounts receivable	1,287,767	(1,972,076)
Inventories	(1,708)	889
Prepaid expenses and other assets	97,371	47,163
Restricted cash	10,000	(500,000)
Accounts payable	2,962,671	2,508,401
Deferred revenue and customer deposits	370,375	179,230
Accrued expenses	2,971,558	556,280
Other current assets and liabilities, net	14,729	8,828

Net cash provided by operating activities	803,384	1,669,845
Cash flows from investing activities:
Purchases of property and equipment	(103,830)	(276,734)

Net cash used by investing activities	(103,830)	(276,734)
Cash flows from financing activities:
Net payments on line of credit	—	(1,805,504)
Principal payments on capital leases	(585,091)	(530,291)
Borrowings from short-term debt	—	—
Repayments of long-term debt	—	—
Capitalized loan closing costs	—	—
Due to (from) related parties	29,191	981,685
Exercise of options to common stock	575	16,500
Converion of warrants to common stock	—	1,752

Net cash (used in) financing activities	(555,325)	(1,335,858)

Net increase in cash	144,229	57,253
Cash and cash equivalents, at the beginning of the year	1,995,346	1,597,669

Cash and cash equivalents, at the end of the year	$2,139,575	$1,654,922

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$1,564,433	$1,057,453
Non-Cash financing and investing activities
Assets acquired under capital leases	$—	$—
Warrants grant in connection with debt modification	$1,626,000	$650,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

1. Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with Article of Regulation S-X. The year-end condensed consolidated balance sheet was derived from audited financial statements but does not include all of the disclosures required by accounting principles generally accepted in the United States of America (“GAAP”). These interim financial statements should be read in conjunction with the consolidated December 31, 2009 financial statements and accompanying notes.

The Company believes the accompanying Unaudited Condensed Consolidated Financial Statements reflect all adjustments, including normal recurring accruals, necessary for a fair statement of its financial position, results of operations, and cash flows for the periods presented. Actual results could differ from those estimates. In addition, the operating results for interim periods may not be indicative of the results of operations for a full year.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The unaudited condensed consolidated financial statements include the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated.

Reverse Stock Split

The Board of Directors of the Company approved a one-for-two reverse stock split of our common stock with a par value of $0.0001 effective March 22, 2010, which was ratified by a majority of the stockholders. All per share amounts in the financial statements have been retroactively adjusted to the earliest period presented for the effect of this reverse split.

The Board of Directors of the Company approved a one-for-four reverse stock split of our common stock with a par value of $0.0001 effective September 30, 2010, which was ratified by a majority of the stockholders. A certificate of amendment was filed with the State of Delaware (“Delaware”), wherein the Company is incorporated, and approved by Delaware. All per share amounts in the financial statements have been retroactively adjusted to the earliest period presented for the effect of this reverse split.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The accounting estimates that require management’s most significant and subjective judgments include revenue recognition, the valuation and recognition of stock-based compensation expense, the valuation of long-lived assets, goodwill, and other acquired indefinite-lived intangible assets. In addition, the Company has other accounting policies that involve estimates such as the allowance for doubtful accounts, revenue reserves, the determination of the useful lives of long-lived assets, the recognition of the fair value of assets acquired and liabilities assumed in business combinations, accruals for estimated tax and legal liabilities, valuation allowances for net deferred tax assets, and cost of revenue disputes for communications services. Actual results may differ from these estimates under different assumptions or conditions and such differences could be material.

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS—(Continued)

Cash and Cash Equivalents

For purposes of financial statements presentation, the Company considers all highly liquid investments with a maturity of three months or less to be cash and cash equivalents. At certain times, the Company has amounts on deposit with financial institutions, of which the FDIC will insure up to $250,000 per depositor at June 30, 2010. The portion of the deposits in excess of $250,000 is not subject to insurance and represents a credit risk to the Company. Management believes that the risk is limited because the deposits are in high quality financial institutions.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of prepaid services, insurance, maintenance contracts and refundable deposits. Prepayments are expensed over the corresponding life of the underlying agreements.

Restricted Cash

Restricted cash represents collateral on letters of credit related to the building leases for the Bedford, Massachusetts and Dedham, Massachusetts locations of RNK and collateral held by a financial institution for a vendor.

Accounts Receivable and Allowance for Doubtful Accounts

The Company extends credit to certain customers, based upon credit evaluations, in the normal course of business, primarily with 30–60 day terms. The Company’s reserve requirements are based on the best facts available to the Company and are reevaluated and adjusted as additional information is received. The Company’s reserves are also based on amounts determined by using percentages applied to certain aged receivable categories. These percentages are determined by a variety of factors including, but not limited to, current economic trends, historical payment and bad debt write-off experience. Accounts are written off when they are deemed uncollectible. In some cases, the Company requires deposits from its customers. As of June 30, 2010 and December 31, 2009, the Company has reserved $5,894,643 and $4,377,243 for uncollectible accounts, respectively.

During the six months ended June 30, 2010 and 2009 bad debt expense was approximately $302,000 and $546,000, respectively.

The Company’s valuation allowance for uncollectible accounts receivable is designed to account for the expense associated with accounts receivable that we estimate will not be collected. The Company assesses the adequacy of this allowance by evaluating general factors, such as the length of time individual receivables are past due, historical collection experience, and changes in the credit-worthiness of our customers. The Company assesses the ability of specific customers to meet their financial obligations to us and establishes specific allowances based on the amount we expect to collect from these customers. If circumstances relating to specific customers change or economic conditions change such that our past collections experience and assessment of the economic environment are no longer appropriate, our estimate of the recoverability of our trade receivables could be impacted.

Inventory

Inventory is stated at the lower of cost or market value using the FIFO method. Inventory consists of Voice over Internet Protocol (VoIP) telephones and adapters that are sold in the normal course of business to end-user customers and resellers.

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS—(Continued)

Property, Equipment and Software

Property, equipment, and software are recorded at cost, using the straight-line method over the estimated useful life of the related assets as revealed below.

Telephone equipment	5 – 9.5 years
Machinery and equipment	3 – 10 years
Furniture and fixtures	5 – 7 years
Vehicles	4 – 5 years
Leasehold improvements	3 years
Computer software	3 years

Leasehold improvements are depreciated over the shorter of their estimated useful lives or lease terms that are reasonably assured.

Accounts Payable Claims and Disputes

The Company has established a systematic approach to record the payables based on invoice amount, net of claims filed and acknowledged by vendors, as well as any additional credits received. All claims netted against payables are expected to be settled with credits issued by vendors, and the additional credits received such as late fees waived by vendors, are generally insignificant.

Revenue Recognition

Wave2Wave Communications, Inc., or Wave, is a Competitive Local Exchange Carrier (“CLEC”) (through its wholly-owned subsidiary RNK), and a broadband Internet Service Provider (“ISP”). As such Wave derives revenue from sales of its network, carrier, subscriber services, and prepaid calling card fees. Wave derives the majority of its revenue from monthly recurring fees and usage-based fees that are generated principally by sales of its network, carrier and subscription services.

Monthly recurring fees include the fees paid by Wave’s network and carrier services customers for lines in service and additional features on those lines. Wave’s primarily bills monthly recurring fees in advance, and recognizes the fees in the period in which the service is provided.

Usage-based fees consist of fees paid by Wave’s network and carrier services customers for each call made, and fees paid by outside carriers when Wave’s switching facilities provide a connection between the carrier and the end user, i.e. “reciprocal compensation”, and access fees paid by carriers for long distance calls WAVE originates or terminates for those carriers. These fees are billed in arrears and recognized in the period in which the service is provided.

Subscriber fees include monthly recurring fees paid by WAVE’s end-user subscribers for lines in service, additional features on those lines, and usage-based per-call and per-minute fees. Subscriber fees also consist of provision of access to data, wireless, and Voice over IP (“VoIP”) services. These fees are billed in advance for monthly recurring items and in arrears for usage-based items, and revenues are recognized in the period in which service is provided.

Prepaid calling card fees are billed in advance based on the retail face value of the calling card, net of wholesale discounts, if applicable. Revenue is recognized as the card is used and service is provided to the end user.

Termination revenue is recognized when a customer discontinues service prior to the end of the contract period, for which the company had previously received consideration. Termination revenue is also recognized when customers are required to make termination penalty payments to the company to settle contractually committed purchase amounts that the customer no longer expects to

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS—(Continued)

meet or when a customer and the company renegotiate a contract under which the company is no longer obligated to provide services for consideration previously received.

The Company recognizes revenue in accordance with generally accepted accounting principles in the United States, or US GAAP, specifically ASC 605 “Revenue Recognition,” which requires satisfaction of the following four basic criteria before revenue can be recognized:

•	there is persuasive evidence that an arrangement exists;

•	delivery has occurred or services have been rendered

•	the fee is fixed and determinable; and

•	collectability is reasonably assured.

The Company bases its determination of the third and fourth criteria above on the company’s judgment regarding the fixed nature of the fee it has charged for the services rendered and products delivered, and the prospects that those fees will be collected. If changes in conditions should cause it to determine that these criteria likely will not be met for some future transactions, revenue recognized for any reporting period could be materially adversely affected. The Company’s management continually reviews and evaluates the collectability of revenues. For further information please see “Accounts Receivable and Allowance for Doubtful Accounts.”

The Company’s management makes estimates of future customer credits and settlements, due to various disputes on pricing and other terms of the contracts, through the analysis of historical trends and known events. Provisions for customer credits and settlements are recorded as a reduction of revenue when incurred. Since any revenue allowances are recorded as an offset to revenue, any future increases or decreases in the allowances will positively or negatively affect revenue by the same amount. The Company’s wholly-owned subsidiary, RNK Communications, Inc. or RNK, recognized revenue with three customers and simultaneously reserved 80% of the amount of revenue recognized in accordance with the method described above. During the six months ended June 30, 2010, the RNK increased its reserve allowance for the customer mentioned above from 80% to 100% which resulted in a reduction in revenue of approximately $920,000 in the six months ended June 30, 2010.

Cost of Sales

Cost of sales consists primarily of leased transport charges and usage costs for local and long distance calls. Leased transport charges are the payments the Company makes to lease the telephone and data transmission lines it uses to connect customers to the Company’s network and to connect the Company’s network to the networks of other carriers. Usage costs for local and long distance calls are the costs incurred to connect the calls made by customers that are terminated on the networks of other carriers. These costs may include an estimate of charges for which invoices have not yet been received, and may be based upon the estimated number of transmission lines and facilities in service, estimated minutes of use, estimated amounts accrued for pending disputes with other carriers, as well as upon the contractual rates charged by the Company’s service providers. Subsequent adjustments to these estimates may occur after the bills are received for the actual costs incurred, but these adjustments generally are not expected to be material to operating results.

Selling, General and Administrative Expenses

The Company’s selling, general and administrative expenses are defined as expenses incurred by the company that relate directly to the day-to-day operations of the Company as well as its overall administration. These costs consist primarily of but are not limited to: compensation, stock-based compensation, commissions, selling and marketing, customer service, billing, corporate administration, engineering personnel and other costs.

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS—(Continued)

Marketing and Advertising Costs

Marketing and Advertising costs are expensed as incurred. Marketing and advertising expense for the six months ended June 30, 2010, and 2009 were approximately $205,000 and $64,000, respectively

Income Taxes

The Company uses the liability method of accounting for income taxes, in accordance with the requirements of the Accounting Standards Codification (“ASC”) 740 “Income Taxes” (“ASC 740”). Under this method, the Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of transactions and events. Under this method, deferred income tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities using enacted income tax rates in effect for the year in which the differences are expected to reverse. If necessary, deferred income tax assets are reduced by a valuation allowance to an amount that is determined to be more likely than not recoverable. The Company must make significant estimates and assumptions about future taxable income and future income tax consequences when determining the amount of the valuation allowance.

A valuation allowance is provided when it is considered more likely than not that deferred tax assets will not be realized. Due to the Company’s state tax filing position, it has provided a valuation allowance for a portion of its state tax deferred tax assets at December 31, 2009 and 2008.

In forming this assessment, the Company considered the weight of available positive evidence, particularly that which was the most objectively verifiable, including the cumulative profits in recent years of RNK. The acquisition of this profitable business entity provided a source of taxable income that has triggered the realization of the Company’s federal deferred tax assets. This has been demonstrated by the Company’s ability in recent years to begin utilizing the net operating loss carryforwards generated by us.

The Company’s management forecasts, based on historical trends, that future earnings will be sufficient to recover the losses generated by it before they begin to expire. Accordingly, management concluded that a valuation allowance against its federal deferred tax assets was no longer necessary.

Effective January 1, 2007 the Company adopted an amendment to the requirements of ASC 740. The amended standard prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, see the next paragraph for further explanation.

ASC 740-10-25-5 “Income Taxes—Overall—Recognition—Basis Recognition Threshold”, (“Tax Position Topic”) provides guidance to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold, i.e. “more-likely-than-not”, that the income tax positions must achieve before being recognized in the financial statements. In addition, the Tax Position Topic requires expanded annual disclosures, including a roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months.

The Company recognized a tax benefit of approximately $3.6 million and $0.3 million for the six months ended June 30, 2010 and 2009, respectively. The higher benefit was driven by higher taxable losses and management’s forecasts of future earnings based on historical and industry trends.

Economic Dependency

The Company currently leases its transport capacity from a limited number of suppliers and is dependent upon the availability of transmission facilities owned by the suppliers. The Company is

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS—(Continued)

vulnerable to the risk of renewing favorable supplier contracts and timeliness of the supplier in processing the Company’s orders for customers, and is at risk related to regulation and regulatory developments that govern the rates to be charged to the Company and, in some instances, whether certain facilities are required to be made available to the Company.

For the six months ended June 30, 2010, revenue from one customer totaled 13% of operating revenues. For the six months ended June 30, 2009, revenue from two customers totaled 29% of operating revenues consisting of 21% and 8% from the two customers.

Purchases from one vendor totaled 21% and 21% of total cost of services for the six month periods ended June 30, 2010, and 2009.

As of June 30, 2010 one customer accounted for 66% of our accounts receivable balance.

Earnings Per Share

Below is a reconciliation of basic to diluted shares outstanding for the applicable periods as well as anti-dilutive shares excluded from calculations for the relevant periods.

	Six Months Ended June 30,
	2010	2009
Basic, diluted and anti-dilutive shares
Weighted average shares outstanding, basic	7,113,875	5,713,329
Dilutive effect of assumed exercise of employee stock options, warrants and immediate vest of unvested stock awards	—	—

Weighted average shares outstanding, diluted	7,113,875	5,713,329

As the company incurred net losses for certain periods, diluted weighted average shares are the same as basic average shares outstanding since all potentially dilutive securities would have the effect of being anti-dilutive to the computation of EPS.

The Company had potentially dilutive shares outstanding of 932,147 and 1,074,279 at June 30, 2010 and 2009, respectively. These shares were excluded from diluted EPS computations as the Company generated net losses for the period and the effect of these shares would have been anti-dilutive.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the requirements of ASC 505 “Equity” and ASC 718-10 “Stock Compensation”, under the modified prospective transition method. The standards require the measurement of compensation cost at the grant date, based upon the estimated fair value of the award, and requires amortization of the related expense over the employee’s requisite service period.

Under ASC 718-10, stock based compensation cost will be recognized over the period during which an employee is required to provide service in exchange for the award. ASC 718-10 also requires an entity to calculate the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to adoption of ASC 718-10 (the “APIC pool”).

Business Combinations

In accordance with the requirements of the ASC 805 “Business Combinations”, the purchase price of acquired businesses or properties is allocated to tangible and identified intangible assets and liabilities based on their respective fair values. All of the Company’s business combinations have been accounted for using the purchase method of accounting and, accordingly, are included in the

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS—(Continued)

Company’s results of operations as of the date of each acquisition. The Company allocates the purchase price of its acquisitions to the tangible assets acquired, liabilities assumed and intangible assets acquired, including in-process research & development (“IPR&D”), based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill.

Identified Definite Lived Intangible Assets

The Company’s acquisitions require the application of purchase accounting in accordance with the requirements of ASC 805. This results in tangible and identified intangible assets and liabilities of the acquired entity being recorded at fair value. Identified intangible assets include trademark and trade names, which are not amortized and have an indefinite estimated useful life. The remaining other intangible assets primarily include customer relationships, customer lists and non-compete agreements, which are all being amortized.

Goodwill and Other Identified Indefinite-Lived Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets of businesses acquired.

In accordance with the provisions of ASC 350 “Intangibles—Goodwill and Other”, the Company does not amortize goodwill or other acquired intangible assets with indefinite useful lives. The Company has identified only one reporting unit as defined in ASC 350. Goodwill is assessed for impairment at least annually, based upon the Company’s estimate of the fair value of the reporting unit. The Company had $31,715,890 of goodwill as of June 30, 2010 and December 31, 2009.

Other Assets

Other assets consist primarily of capitalized professional fees and transaction costs related to the proposed “Initial Public Offering” (“IPO”) transaction sought by the Company, debt issuance costs, deposits and miscellaneous other assets. Capitalized IPO related costs will be offset against the proceeds of the IPO upon successful consummation of the IPO. However, if consummation of the equity offering is deemed not probable, or the offering is aborted, such costs will be expensed. Debt issuance costs are amortized to interest expense over the term of the related debt instruments.

Legal and Contingency Reserves

The Company accounts for legal and other contingencies in accordance with ASC 450 “Contingencies” (the “Contingencies Topic”). Loss contingencies are accrued by a charge to income if two conditions are met. The first condition is that information prior to issuance of the consolidated financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss. The second condition is that the amount of the loss can be reasonably estimated.

Segment Information

Accounting Standards Codification ASC 280, or the Segment Reporting Topic establishes standards for reporting information regarding operating segments in annual financial statements. The Segment Reporting Topic requires selected information for those segments to be presented in interim financial reports issued to stockholders. The Segment Reporting Topic also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions how to allocate resources and assess performance. The Company applies

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS—(Continued)

the management approach to the identification of its reportable operating segment as provided in accordance with the Segment Reporting Topic and operates in one segment.

Recent Accounting Pronouncements

ASU No. 2010-11 was issued in March 2010, and clarifies that the transfer of credit risk that is only in the form of subordination of one financial instrument to another is an embedded derivative feature that should not be subject to potential bifurcation and separate accounting. This ASU will be effective for the first fiscal quarter beginning after June 15, 2010, with early adoption permitted. The Company does not expect the provisions of ASU 2010-11 to have a material effect on the financial position, results of operations or cash flows of the Company.

In April 2010, the FASB issued Accounting Standard Update No. 2010-12. “Income Taxes” (Topic 740). In April 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards Update 2010-12 (ASU 2010-12), Income Taxes (Topic 740): Accounting for Certain Tax Effects of the 2010 Health Care Reform Acts. After consultation with the FASB, the SEC stated that it “would not object to a registrant incorporating the effects of the Health Care and Education Reconciliation Act of 2010 when accounting for the Patient Protection and Affordable Care Act”. The Company does not expect the provisions of ASU 2010-12 to have a material effect on the financial position, results of operations or cash flows of the Company.

ASU No. 2010-13 was issued in April 2010, and will clarify the classification of an employee share based payment award with an exercise price denominated in the currency of a market in which the underlying security trades. This ASU will be effective for the first fiscal quarter beginning after December 15, 2010, with early adoption permitted. The Company does not expect the provisions of ASU 2010-13 to have a material effect on the financial position, results of operations or cash flows of the Company.

In April 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards Update 2010-17 (ASU 2010-17), Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition. The amendments in this Update are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. If a vendor elects early adoption and the period of adoption is not the beginning of the entity’s fiscal year, the entity should apply the amendments retrospectively from the beginning of the year of adoption. The Company does not expect the provisions of ASU 2010-17 to have a material effect on the financial position, results of operations or cash flows of the Company.

In April 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-18 “Receivables (Topic 310)—Effect of a Loan Modification When the Loan is Part of a Pool that is Accounted for as a Single Asset—a consensus of the FASB Emerging Issues Task Force.” ASU 2010-18 provides guidance on account for acquired loans that have evidence of credit deterioration upon acquisition. It allows acquired assets with common risk characteristics to be accounted for in the aggregate as a pool. ASU 2010-18 is effective for modifications of loans accounted for within pools under Subtopic 310-30 in the first interim or annual reporting period ending on or after July 15, 2010. The Company does not expect ASU 2010-18 to have an impact on its financial condition, results of operations, or disclosures.

In May 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards Update 2010-19 (ASU 2010-19), Foreign Currency (Topic 830): Foreign Currency Issues: Multiple Foreign Currency Exchange Rates. The amendments in this Update are effective as of the announcement date of March 18, 2010. The Company does not expect the provisions of ASU 2010-19 to have a material effect on the financial position, results of operations or cash flows of the Company.

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS—(Continued)

Other recent accounting pronouncements issued by the FASB and the SEC did not have, or are not believed by management to have, a material impact on the Company’s present or future consolidated financial statements.

3. Property, Equipment and Software

Property, equipment and software, consist of the following:

	June 30	December 31
	2010	2009
Telephone equipment	$9,119,258	$9,079,130
Machinery and equipment	5,007,005	4,740,303
Capital Project	773,000	773,000
Computer software	754,459	754,459
Furniture and fixtures	163,213	163,213
Vehicles	43,972	43,972
Leasehold improvements	33,525	33,526

Total	15,894,432	15,587,603
Accumulated depreciation	(8,819,253)	(7,556,120)

Property, equipment and software, net	$7,075,179	$8,031,483

Depreciation expense was $1,263,133 and $1,097,828 for the six months ended June 30, 2010 and 2009, respectively.

4. Intangible Assets

Intangible assets consisted of the following at the balance sheet dates indicated:

	June 30	December 31
	2010	2009
Customer lists, net of accumulated amortization of $6,620,273 and $5,506,295 at June 30, 2010 and December 31, 2009, respectively	$9,922,210	$11,036,188
Trademarks, net of accumulated amortization of $1,703,550 and $1,390,303 at June 30, 2010 and December 31, 2009, respectively	4,561,397	4,874,644
Non-compete agreement, net of accumulated amortization of $4,348,700 and $3,657,308 at June 30, 2010 and December 31, 2009, respectively	388,645	1,080,037

Intangible assets, net	$14,872,252	$16,990,869

The customer lists are being amortized on the straight-line method over a period of seven and ten years. The trademark is being amortized on the straight-line method over a period of ten years. The non-compete agreements are being amortized on the straight-line method over a period of three years. Amortization expense on intangible assets, excluding indefinite-lived intangible assets such as goodwill, was $2,118,618, and $2,501,339 for the six months ended June 30, 2010, and 2009, respectively.

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS—(Continued)

5. Long-Term Debt

Long-term debt consists of the following:

	June 30	December 31
	2010	2009
Note payable to Victory Park Capital, LLC. The note carries a per annum interest rate of 36%, with 5 months interest prepaid. The note was issued September 8, 2009 and matures on the earlier of January 4, 2011, or an event of default, net of amortizable debt discount of -$0- and $372,000 at June 30, 2010 and December 31, 2009, respectively	$9,300,000	$8,928,000

	9,300,000	8,928,000
Less: current portion	(9,300,000)	(8,928,000)

Long term debt	$—	$—

On September 8, 2009 (the “Agreement Date”), the Company entered into a $9,300,000 Senior Secured Financing Agreement (the “Senior Notes”) with Victory Park Management, LLC (“VPC”), with proceeds used primarily for debt repayment, debt service and professional fees. These Senior Notes bear an interest rate of 3% per month, or 36% per annum, and mature on the earlier of (a) May 8, 2010, (b) the consummation of the proposed IPO, and (c) such earlier date as the unpaid principal balance of all outstanding notes become due and payable pursuant to the terms of this agreement and the notes. The Company settled its existing line of credit with Greystone which was approximately $3.6 million on the Agreement Date, prepaid $1,395,000 million interest to VPC and $93,000 of additional fees, repaid approximately $1.2 million of short-term financing from related parties, made a $1,000,000 payment for accrued interest on its related party notes held primarily by employees of RNK and miscellaneous loan closing costs and professional fees. Net of the preceding uses of funds, the Company received funds of approximately $1.5 million. The prepaid interest of $1,395,000 represents 5 months of interest expense. The aggregate of fees deducted and prepaid interest withheld is recorded as debt discount and amortized over the expected life of the notes. The effective interest of the notes is approximately 40.2% per annum.

The Senior Note carries multiple financial covenants that are tested on a monthly basis. These covenants contain minimum ratios and balances for cash, leverage, fixed charge coverage, EBITDA, net collections as well as establishing limits on entering into new operating leases as well as capital expenditures.

As of June 30, 2010, and December 31, 2009, the Company was not in compliance with various financial covenants including EBITDA, fixed charge coverage and cash but subsequent to the date of the balance sheet, VPC agreed to forbear from exercising its default related rights and remedies against the Company.

The Company was in default of certain covenants set forth in the Senior Secured Financing Agreement (the “Agreement”) entered into on September 8, 2009 with Victory Park Capital, LLC and certain lenders, (“VPC”). On March 22, 2010, each of the lenders and VPC, as administrative and collateral agent, agreed to forbear from exercising their default-related rights and remedies, including acceleration and foreclosure, against the Company or the collateral securing the Company’s obligations under the Agreement, with respect to the existing events of default for the agreed upon forbearance period. The forbearance period ends on the earlier of May 8, 2010, and the occurrence of a forbearance default under the forbearance agreement, which includes, but is not limited to, the occurrence of an event of default other than the existing events of default as of March 22, 2010, the failure to comply with any condition or covenant of the forbearance agreement, and the breach of any representation or warranty set forth in the forbearance agreement. In consideration thereof, the Company agreed to pay the lenders and agent an aggregate fee of $150,000 to be paid at the time of repayment of the senior secured notes held by VPC in the principal amount of $9.3 million.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS—(Continued)

Additionally, on April 16, 2010, VPC agreed to forbear from exercising their default-related rights and remedies with respect to the existing events of default as of March 22, 2010 and April 16, 2010, for the agreed upon amended forbearance period. The amended forbearance period ends on the earlier of May 8, 2010, or the occurrence of a forbearance default under the second forbearance agreement, which includes, but is not limited to, the occurrence of an event of default other than the existing events of default as of April 16, 2010, the failure to comply with any condition or covenant of the second forbearance agreement, and the breach of any representation or warranty set forth in the second forbearance agreement. In consideration thereof, the Company agreed to pay the lenders and agent a fee of $400,000.

On May 11, 2010, each of the lenders and VPC agreed to forbear from exercising their default-related rights and remedies with respect to the existing events of default as of March 22, April 16, and May 11, 2010 for the agreed upon amended forbearance period. The amended forbearance period ends on the earlier of May 19, 2010, or the occurrence of a forbearance default under this third forbearance agreement, which includes, but is not limited to, the occurrence of an event of default other than the existing events of default as of May 11, 2010, the failure to comply with any condition or covenant of the third forbearance agreement, and the breach of any representation or warranty set forth in the third forbearance agreement. In consideration thereof, we agreed to pay the lenders and agent an amount of $1,346,250 which reflected the aggregate of unpaid and accrued interest through May 19, 2010, accrued forbearance fees from the 1st and 2nd forbearance agreements and miscellaneous service fees and costs.

On May 21, 2010, each of the lenders and agents and VPC (the “Noteholders”) agreed to forbear from exercising their default-related rights and remedies with respect to the existing events of default as acknowledged in the first three forbearance agreements previously entered into and the default events occurring on May 21, 2010 for the agreed upon amended forbearance period. The amended forbearance period ends on the earlier of June 11, 2010, or the occurrence of a forbearance default under this fourth forbearance agreement, which includes, but is not limited to, the occurrence of an event of default other than the existing events of default as of May 20, 2010, the failure to comply with any condition or covenant of the fourth forbearance agreement, and the breach of any representation or warranty set forth in the fourth forbearance agreement. In consideration thereof, we agreed to pay the lenders and agent a forbearance fee in the amount of $250,000; of which $125,000 was paid on May 20, 2010, and the remaining balance of $125,000 to be paid on June 2, 2010. This forbearance fee shall be refundable to the extent not used by the Noteholders for the hiring of consultants and advisors to advise the Noteholders with respect to the operations of the Company.

On July 1, 2010, the Company entered into an agreement (the “Fifth Forbearance Agreement”) with VPC, whereupon VPC agreed to forbear from their existing default-related rights and remedies as described in the Senior Secured Financing Agreement as well as the agreements to forbear entered into on March 22, April 16, May 11, and May 21, 2010, respectively through August 16, 2010. In consideration thereof, the Company agreed to pay VPC an aggregate of $1,300,000 consisting of (a) $827,700 in accrued, unpaid and prepaid interest through and including August 16, 2010, (b) $125,000 of unpaid forbearance fees as earned per the Fourth Forbearance Agreement (c) $15,000 in maintenance fees for the months of June, July and August of 2010, (d) a deposit of $150,000 which may be used by VPC to pay costs and expenses and (e) $182,300 to be applied to reduce the principal balance.

On September 21, 2010, the Company entered into an agreement (the “Sixth Forbearance Agreement”) with VPC, whereupon VPC agreed to forbear from their existing default-related rights and remedies as described in the Senior Secured Financing Agreement as well as the agreements to forbear entered into on March 22, April 16, May 11, May 21, and July 1, 2010, respectively through January 4, 2011. In consideration thereof, we agreed to pay VPC an aggregate of $623,531 consisting

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS—(Continued)

of (a) $273,531 in accrued, unpaid and prepaid interest through and including September 30, 2010, and (b) $350,000 to be applied to reduce the principal balance.

Long-term debt balances as of June 30, 2010, and December 31, 2009, approximate their fair value net of debt discount as shown in the preceding table.

All of this third party debt is classified as current as of June 30, 2010 and December 31, 2009.

6. Related Party Notes Payable—RNK

On October 12, 2007, the Company entered into a series of subordinated secured promissory notes (the “Notes”) payable to seven distinct individuals and entities (the “Noteholders”). A significant number of the Noteholders are currently employed by RNK and, as such these Notes must be classified as related party debt. The Company, in aggregate, issued notes for the amount of $30,666,939 to be repaid in eight equal quarterly payments consisting of principal and interest with the first quarterly payment due on February 10, 2008. The Notes carried an annual interest rate of 6% to be calculated monthly. If the Company is in default on the Notes; the default interest rate is 12%. The table below shows the balance of the Notes and the related debt discount:

	June 30	December 31
	2010	2009
Subordinated secured promissory notes at 12% and 9% per annum at June 30, 2010, and December 31, 2009, respectively, due in full on February 28, 2011	$19,303,606	$19,303,606
Debt discount	—	(180,000)

	$19,303,606	$19,123,606

On January 25, 2008, proceeds of $4,840,281 from a revolving credit facility, collateralized by the trade receivables of the Company were applied to the Notes. Subsequently, accrued interest of $460,004 was added to the remaining principal balance, bringing the new balance of the Notes to $26,286,662. The Notes were re-amortized over seven quarters in equal payments of $3,983,906, the first of which was due on May 10, 2008. A non-recurring tax shield related benefit of $700,000 was recorded as debt modification/gain recognized over the remaining term of the Notes but which the company applied to reduce $3,283,906 the interest and principal payment due on May 10, 2008.

On May 31, 2008 the Company entered into an extension with the Noteholders in exchange for the issuance of 4,377 warrants to the Noteholders for the equivalent amount of shares of common stock of the Company. The Company was also assessed a penalty of $250,000 which was to be repaid at the maturity date of the Note, November 10, 2009. On July 25, 2008 a payment of $3,283,906 was made.

An extension to the payment due on August 10, 2008 was granted by the Noteholders without additional consideration through August 21, 2008, at which time a partial payment of $1.5 million was remitted.

On August 30, 2008 and September 30, 2008 the Company issued 6,565 and 4,377 warrants respectively, to purchase equivalent number of shares of common stock of the Company, to the Noteholders in exchange for an extension of the remaining $2,483,906 that had been due on August 10, 2008. This amount was remitted to the Noteholders on November 20, 2008.

On December 15, 2008 the Company entered into an extension for the payment due on November 10, 2008. Pursuant to the extension, the Company issued for 8,751 warrants to purchase the equivalent amount of shares of common stock of the Company. The extension was effective through January 10, 2009 and default was avoided.

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS—(Continued)

In aggregate, warrants to purchase 24,070 shares of the common stock of the Company were issued during 2008. These warrants vested immediately, had ten year lives and an exercise price of $0.08 per shares. These warrants were issued pursuant to debt modifications and are treated as debt discount. Their fair value was capitalized pro rata between the modified and debt and debt discount. This debt discount is amortized to interest expense from the date of grant to the maturity date of November 10, 2009. The warrants were priced in accordance with the Black-Scholes formula to estimate fair market value with a dividend yield of 0%, an expected (simplified method) term of 5 years, implied volatility of 41.13% and a risk-free rate based on U.S treasuries. The warrants were recorded at $260,187 and $57,705 of expense was recognized in 2008. The remaining expense was recognized in 2009.

On September 8, 2009 the Noteholders and the Company entered into a Stock Issuance and Payment Agreement, (the “SIPA”) which stepped down the default rate of interest from 12% to 9%. In order to induce the Noteholders to enter into the SIPA, the Company made a one-time payment of $1,000,000 to be applied to accrued interest and issued 21,875 shares of common stock to the Noteholders. The 21,875 shares of common stock were recognized as debt discount at a fair market value of $366,000. The debt discount will be amortized to interest expense from September 2009 through the maturity date of the Notes on May 8, 2010, of which $366,000 was recognized through June 30, 2010. The SIPA was subsequently extended.

On February 1, 2010, pursuant to the terms of the Stock Issuance and Payment Agreement (the “SIPA”) entered into on September 8, 2009, with the holders of the Notes held by former owners of RNK, the interest rate on the notes was “stepped-up” from 9% per annum to 12% per annum. Pursuant to the agreement the interest rate would remain at 9% per annum through January 3, 2010. If the notes were not repaid in full at that time, the new interest rate going forward would be 12% per annum thereafter.

On September 21, 2010, the Noteholders collectively entered into a “Note Exchange and Modification Agreement”, or the Exchange, pursuant to which the Noteholders agreed to convert half of the principal and accrued interest due as of September 21, 2010, for shares of common stock of the Company at $20.00 per share. The Noteholders accepted 552,637 shares in exchange for cancelation of approximately $11,053,000 of principal and accrued interest. Per the Exchange the remaining Notes maturity date were extended to the earlier to occur of (a) February 28, 2011, and (b) the successful consummation of an Initial Public Offering transaction. In addition, pursuant to the Exchange and the interest rate on the Notes was reset to 6% per annum effective as of July 1, 2010.

7. Related Party Notes Payable—Wilmington Trust and Other

Wilmington Trust

On March 18, 2009, Greystone assigned its aggregate loans receivable from the Company to the Wilmington Trust Company and George Jeff Mennen, a greater than 5% beneficial owner of the Company (the “Lender”). The Lender accepted the assignment and paid the full amount of $38.7 million due from the Company to Greystone plus accrued interest of approximately $116,000. The principal of $38.7 million consisted of $35.7 million of loans that carried interest at $6.5% and a $3 million term loan that carried interest at 9% per annum. In addition the Lender lent an additional $500,000 to the Company which also carries interest at 6.5% per annum. The loan amount now stands at $39.2 million and is unsecured and matured, initially, in October of 2009. Subsequently, without consideration, in October 2009 the Assignee extended the maturity of the loan to October 2011. The loans are subordinated to the senior notes held by.

As of June 30, 2010, the Company is not current with Wilmington Trust with respect to interest payments. Wilmington Trust, as of the report date, has chosen not to exercise its rights under default due to non-payment of interest. Interest is to be paid monthly at a rate of 6.5% per annum

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS—(Continued)

and includes a monthly financing fee fixed at $3,500 per month. The effective interest rate on the obligation including the monthly fee is 6.6%.

On January 5, 2010 the Company entered into the 8th amendment to its Loan and Security Agreement (the “LSA”) with the Wilmington Trust Company and George Jeff Mennen (the “Lender”). Substantially, all terms and conditions of the LSA as previously amended remain unchanged. The sole material modification was a one year extension of the date of maturity from October 7, 2010 to October 7, 2011.

On January 27, 2010, the Company issued warrants to Wilmington Trust Company and G. Jeff Mennen (the “Lender”) to purchase 100,000 shares of common stock at an exercise price of $17.04 per share in order to induce the Lender to extend the maturity date of the $39.2 million in notes payable to October 7, 2013 (the “Maturity Date”). The warrants were recorded as debt discount of approximately $1,626,000 and will be amortized to interest expense through the Maturity Date.

On September 21, 2010, the Lender entered into a “Note Exchange and Modification Agreement”, or the Exchange, pursuant to which the Lender agreed to convert half of the principal and accrued interest due as of September 21, 2010, for shares of common stock of Wave at $20.00 per share. The Lender accepted 1,021,548 shares in exchange for cancelation of approximately $20,431,000 of principal and accrued interest. The interest rate per annum of 6.5% and the Maturity Date were not affected by the Exchange.

The Company executed a note payable with George Jeff Mennen in February 2002 in the amount of $250,000. The note matured in June 2009 and bears interest at a rate of 3% per annum and is currently in default. No payments towards principal or interest have been made since the date of the note through June 30, 2010.

The table below shows the balance of the Notes and the related debt discount:

	June 30,	December 31,
	2010	2009
Subordinated secured promissory notes at 6.5% per annum due in full on October 7, 2013	$39,200,000	$39,200,000
Note payable at 3% per annum, due in full in September 2009	250,000	250,000
Debt discount	(1,480,000)	—

	$37,970,000	$39,450,000

Less: current portion	(250,000)	(250,000)

Long-term portion of notes payable	$37,720,000	$39,200,000

Other

On March 30, 2009, the Company issued three separate promissory notes totaling $1,096,493. The first note in the amount of $800,000 bears interest of 15% and has a maturity date of June 30, 2009. The second note in the amount of $200,000 bears interest of 15% and has a maturity date of September 30, 2010. The last note in the amount of $96,493 bears an interest rate of 10% and has a maturity date of September 30, 2010. These notes were repaid with the funding received from the Senior Notes of the Company held by Victory Park on September 8, 2009. In order to induce the holders of the promissory notes to lend funds the Company issued warrants to purchase 134,173 shares of common stock at an exercise price $0.08 per share. These were expensed over the life of the promissory notes as additional interest expense recorded during 2009 of $650,000. Please see the Note 11 for further detail.

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS—(Continued)

8. Related Party Transactions—Stockholders

The Company periodically has made loans to officers and key employees. Those amounts as of June 30, 2010, and December 31, 2009, totaled $48,104 and $838,607, respectively.

The Company has a note receivable from Andrew Bressman, a stockholder and employee of the Company, as of June 30, 2010, of $34,548. In January 2010, Mr. Bressman had entered into and settled pursuant to a repayment agreement to settle the entire amount due as of December 31, 2009, in the amount of approximately $666,000 with previously awarded shares of common stock of the Company amounting to 16,650 shares. Consistent with ASC 505-10-45 (“Equity—Other Presentation”), the amount recorded on the balance sheet is presented as a deduction from stockholders’ equity. This is also consistent with Rule 5-02.30 of Regulation S-X of the Code of Federal Regulations.

The Company has a note receivable from Steven Asman, a stockholder and employee of the Company, as of June 30, 2010 of $13,556. In January 2010, Mr. Asman had entered into and settled pursuant to a repayment agreement to settle the entire amount due as of December 31, 2009 in the amount of approximately $96,000 with previously awarded common stock of the Company amounting to 2,400 shares. Consistent with ASC 505-10-45 (“Equity—Other Presentation”), the amount recorded on the balance sheet is presented as a deduction from stockholders’ equity. This is also consistent with Rule 5-02.30 of Regulation S-X of the Code of Federal Regulations.

A former owner of RNK and a current stockholder, who is also a Noteholder of the subordinated promissory notes described in Note 6 has entered into an employment agreement with the Company pursuant to the acquisition of RNK by the Company effective October 12, 2007. The agreement provides that the executive shall be employed by the Company through December 31, 2009 or until the entire outstanding balance of the note payable is paid in full at the annual compensation of $460,000. On June 30, 2010 the agreement was amended to provide that the executive shall be employed by the Company through the earlier of August 31, 2010, or until the entire outstanding balance of the notes payable are paid in full. The annual compensation terms were unchanged.

9. Stockholders’ Equity

As of June 30, 2010, the Company was authorized to issue 290,000,000 shares of common stock with a par value of $0.0001. Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Dividends or distributions may not be declared or paid on common stock if accrued dividends remain unpaid on the preferred stock. At June 30, 2010 the Company had 7,131,485 and 7,112,435 shares of common stock issued and outstanding, respectively. The Company had 7,124,297 shares of common stock issued and outstanding at December 31, 2009.

As of June 30, 2010 and December 31, 2009 the Company had no preferred stock issued and outstanding. The Company has 10,000,000 shares of preferred authorized with a par value of $0.0001 per share.

10. Stock Option Plan

The following table provides a summary of stock option activity. These amounts include options granted to both employees and non-employees.

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS—(Continued)

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2009	681,565	$0.95
Granted	—
Exercised	(7,188)	0.08
Forfeited	(17,878)	1.19

Outstanding at June 30, 2010	656,499	$0.94

The following table summarizes information about options outstanding and exercisable at June 30, 2010:

Options Outstanding			Options Exercisable
Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
231,002	5.7	$0.08	224,750	5.7	$0.08
11,462	9.4	0.24	6,252	7.9	0.24
375	0.1	0.80	375	0.1	0.80
413,660	9.4	1.44	242,459	9.4	1.44

656,499	8.1	$0.94	473,836	7.6	$0.78

For the six month periods ended June 30, 2010 and 2009 the Company recorded approximately $911,000 and $178,000 of stock option related expense, respectively. The Company established the fair value of the options granted in their respective periods in accordance with ASC 718 and used the Black-Scholes formula with the key inputs as follows:

2009
Dividend Yield	0%
Expected Term	5
Risk Free Rate	2.31%
Volatility	44.31%

Expected Volatility. The expected volatility of the Company’s shares was estimated using the historical volatility of the share price of a comparable publicly traded company.

Expected Term. The expected term of the option was estimated using the simplified method described in ASC 718 which is based on the vesting period and contractual term for each grant, or for each vesting-tranche for awards with graded vesting.

Risk-free Interest Rate. The Company bases the risk-free interest rate on the implied yield-to-maturity available on a U.S. Treasury note with a term equal to the expected term of the underlying grants.

Dividend Yield. The company use the Black-Scholes valuation model which calls for single expected dividend yield as an input. The Company has not paid dividends in the past nor does it expect to pay dividends in the near future.

Under this Black-Scholes option pricing model, compensation costs for all awards granted, modified, repurchased or canceled are measured at estimated fair value and are included as compensation expense over the vesting period during which an employee provides service in exchange for the award.

The Company recognizes compensation expense, net of an estimated forfeiture rate, on a straight-line basis over the requisite service period of the award. The estimated forfeiture rate was

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS—(Continued)

based on historical experience during the preceding fiscal year. The Company applied the forfeiture rate in calculating the expense related to stock-based compensation for stock option awards granted subsequent to January 1, 2006. Per the provisions of ASC 718-20, expense is recognized only for those awards expected to fully vest. If actual forfeitures differ from the estimates, a revision to the forfeiture rate will be necessary.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of ASC 505-50 “Equity—Equity-Based Payments to Non-Employees.” Since 2006 the company has not issued stock-based compensation to non-employees.

The Company issued -0- and 6,250 options in the six month periods ended June 30, 2010 and 2009, respectively. All stock option expense recorded for the aforementioned periods were for stock option awards granted prior to January 1, 2010.

11. Stock Warrants

The Company issued 121,250 and 134,173 warrants for the six month periods ended June 30, 2010, and 2009, respectively. 100,000 and 134,173 warrants were issued as inducement to lenders to enter into or amend debt agreements and were recorded at approximately $1,626,000 and $650,000 as debt discount are to be amortized to interest expense over the life of the related debt for the six months ended June 30, 2010 and 2009, respectively. The Company amortized to interest expense $146,000 and $350,000 for the six month periods ended June 30, 2010 and 2009, respectively.

Warrants for purposes of non-employee compensation in the amount of 21,250 and -0- were issued for the six month periods ended June 30, 2010 and 2009. These warrants vested immediately and the Company recorded expense at the full fair value of approximately $268,000 and -0- for the six month periods ended June 30, 2010 and 2009, respectively.

The table below is a summary of the stock warrants outstanding as of June 30, 2010 and changes for the six month period then ended.

	Stock Warrants	Weighted Average Exercise Price
Outstanding at December 31, 2009	265,153	$0.21
Granted	121,250	19.35
Exercised	—	—
Forfeited	—	—

Outstanding at June 30, 2010	386,403	$6.22

All warrants outstanding as of June 30, 2010, were fully vested, had a weighted average exercise price of $6.22 and a weighted average remaining life of approximately 6.1 years.

12. Commitments and Contingencies

Letters of Credit

At June 30, 2010, and December 31, 2009, the Company had irrevocable standby letters of credit of $740,000 and $750,000, respectively, outstanding with a commercial bank. These letters of credit are secured by cash accounts held with the commercial bank. The letters were issued to guarantee certain future payments to be made to the Company’s landlords for rent payments. The Company had no outstanding borrowings associated with these letters of credit at June 30, 2010, and December 31, 2009, respectively.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS—(Continued)

Non-Income Taxes

The Company remits state excise tax on telecommunication services as it is the Company’s position that the telephone service originates in these states where the equipment or customers are located or the services are rendered. State taxing authorities are constantly revising the laws and regulations with regard to telecommunication services and therefore, the Company is subject to potential excise tax in other jurisdictions based upon these constantly changing laws and regulations.

Litigation

The Company is party to various legal proceedings and claims related to its normal business operations. In the opinion of management, the Company has substantial and meritorious defenses for these claims and proceedings in which it is a defendant, and believes these matters will be ultimately resolved without a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company. The aggregate provision for losses related to contingencies arising in the ordinary course of business was not material to operating results for the years presented.

Third Party Disputes

T-Mobile USA, Inc.

On August 27, 2009, T-Mobile USA, Inc. (“T-Mobile”), which accounted for approximately 9% of our 2009 operating revenues, served RNK with a notice of termination of their interconnection agreement effective November 30, 2009. On December 17, 2009, T-Mobile formally rejected our request for re-negotiation under the Telecommunications Act of 1996. They have indicated a willingness to enter into a bill and keep arrangement, whereby neither party bills the other for completed calls, but have pointed out that, by default, the Company was already subject to this type of arrangement absent an interconnection agreement to the contrary. The approximate effect of a bill and keep arrangement with T-Mobile is a reduction in revenue equal to 9% of operating revenues for the year ended December 31, 2009. The Company will continue to negotiate a successor agreement in good faith, although there can be no assurance that an agreement can be reached.

RCN Communications, Inc.

RNK had rate disputes with another company, RCN. After full evidentiary hearings, on May 19, 2009 an arbitrator found partially for RNK and partially for RCN. Under the award, RNK is required to issue credits to RCN totaling a net amount of $100,754 associated with the dispute.

Stealth Communications Services, LLC.

On June 16, 2009, Stealth Communications Services, LLC (“Stealth”) filed a Claim for Arbitration in New York with the American Arbitration Association, AAA Arbitration Case No: 13 494 01679 09 (Stealth Communications Services, LLC and RNK, Inc.). Stealth claimed that RNK’s termination of an agreement that the parties entered into in or around February 2008 resulted in a breach of contract and has claimed damages in the amount of $483,519 (plus finance charges, attorney fees and costs) which Stealth represented was the amount of monies Stealth would have collected from RNK had RNK not terminated. On June 18, 2009, RNK responded to Stealth’s Arbitration Claims with a general denial of all allegations, pleaded affirmative defenses and counterclaimed with its own breach of contract claims as well as various other claims including but not limited to fraud in the inducement, promissory estoppel and unjust enrichment. RNK contended that Stealth failed to provide the services agreed to by the parties, even after RNK sought

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS—(Continued)

reassurance of performance, thereby forcing RNK to terminate. RNK had requested damages in the amount of $163,509 (plus attorney fees, costs and any other appropriate damages) which represented the amount paid by RNK for the services for which it believed it contracted but did not receive. On January 8, 2010, the parties entered into a settlement agreement under which RNK agreed to pay Stealth a total sum of $218,000 and purchase bandwidth from Stealth for $5,000/month for a period of 24 months. On January 8, 2010, RNK paid to Stealth a lump-sum payment in the amount of $100,000. Thereafter, RNK shall make six monthly installment payments of $19,666.67 to Stealth, the first of such payments being due thirty days from January 8, 2010. The American Arbitration Association closed the Arbitration on January 11, 2010.

Verizon New England, Inc.

DTC

On June 22, 2009 the Massachusetts Department of Telecommunications and Cable (“DTC”) determined in DTC order 07-9 that all CLEC intrastate access charges in Massachusetts should be reduced to Verizon’s intrastate rate within one year from the date of order The Joint CLEC parties motioned for reconsideration and/or clarification on the grounds that the DTC’s order impermissibly shifted the legal burden of proof and failed to address arguments raised by the parties or was unclear. Motions are still pending. A CLEC may cost justify a rate different than Verizon’s by demonstrating that its actual costs of providing intrastate switched access are higher than Verizon’s rate to the DTC. If The Company fail to prevail in the motion for reconsideration or to justify a rate different than Verizon’s in a cost study, it is highly likely The Company will experience a 7% reduction in annual revenues beginning on June 22, 2010. As of the date of the balance sheet the Company has failed to prevail in its motion for reconsideration and the Company, as of June 22, 2010, is charging the lower DTC mandated rate.

VFX

On August 22, 2008 Verizon New England, Inc. (“Verizon”) filed a complaint in the United States District Court, District of Massachusetts against RNK, Inc., our wholly owned subsidiary, relating to a billing dispute between the parties in New York, Massachusetts and Rhode Island arising under certain interconnection agreements. These disputes concerned the payment of reciprocal compensation charges and access charges in such states. Verizon alleges several counts for breach of contract and seeks compensation for Virtual Foreign Exchange (“VFX”) traffic as it is defined in the agreements. Verizon also requested that the court stop RNK from billing Verizon a certain rate for reciprocal compensation traffic in Massachusetts and Rhode Island. Verizon has also asked the court to reset the presumptive percentage of Virtual foreign exchange traffic. Verizon seeks $10,797,896.53 in damages as of the date of the complaint.

RNK filed its answer on November 11, 2008. RNK denied the claims proffered by Verizon and asserted defenses and counter claims for breach of contract and violation of the Massachusetts Consumer Protection Statute. RNK’s counter claims seek $25,361,434 in compensatory damages as of the date of the complaint, declaratory relief and statuary damages under the Massachusetts Consumer Protection Statute. RNK has asked the court to treble its damages due to Verizon’s willful violation of the statute. Verizon filed a motion to dismiss RNK’s counter claims regarding breach of the Rhode Island agreement and answered RNK’s counter claim on December 22, 2008.

RNK filed its opposition on January 15, 2008. Verizon has since withdrawn its motion to dismiss on January 22, 2008. The parties have completed fact discovery and, on September 2, 2010, Verizon filed its Motion for Partial Summary Judgment. Verizon’s motion sought summary judgment on several of its claims and those filed by RNK in its favor.

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS—(Continued)

On October 4, 2010, RNK filed its own motion for summary judgment and reply to Verizon’s motion. RNK motion seeks summary judgment on the bulk of its claims. RNK’s management has instructed counsel to vigorously defend against Verizon’s motion and press RNK’s claims. If Verizon were to prevail on its claims as to the rate for or percentage of VFX traffic that should govern the parties’ agreements, RNK could incur substantial costs which may have a material adverse effect on our business and our liquidity, including paying at a higher rate and percentage of VFX traffic. Because we are unable to predict what an adverse decision would result in, we are unable to quantify how it would affect our financial positions, operating results and cash flows.

Interconnection and Network Access Agreements

The Company is dependent on the use of incumbent local exchange carriers’ local and transport networks and access services to provide telecommunications services to its customers. Charges for leasing local and transport network components and purchasing special access services historically have made up a significant percentage of the Company’s overall cost of providing the services. These network components and services are purchased in each PAETEC market through interconnection agreements, special access contracts, commercial agreements or a combination of such agreements from the incumbent local exchange carrier, or, where available, from other wholesale network service providers. These costs are recognized in the period in which the services are delivered and are included as a component of the Company’s cost of sales.

Entry Into Material Definitive Agreements

IncNetworks®

On August 11, 2006, the Company entered into a Strategic Partnership Master Agreement (the “SPMA”) with IncNetworks®. Per the SPMA, as amended, the Company becomes the exclusive provider of IncNetworks®’ patented 4G “small cell” wireless technology. This technology enables a broadband wireless network to have throughput rates comparable to traditional landline based networks.

Upon IncNetworks® demonstrating operability of its 4G enabled HFW network in two “showcase” buildings no later than March 31, 2010 (the “Effective Date”) and a qualifying “funding event” occurring by the Effective Date, the Company will present IncNetworks® with a purchase order. We will disburse $2 million against the purchase order as a 50% down payment. In exchange, IncNetworks will build out a 4G enabled HFW network in twelve buildings measured at 250,000 square feet each. This roll-out must be completed within three months. Upon satisfactory completion of the roll-out and the Company accepting the networks as fully operational, the Company will fund the remaining 50% due as specified by the SPMA and purchase order issued. The Company’s proposed initial public offering qualifies as funding event.

On May 17, 2010, the Company notified incNetworks® of its intention to terminate the November 24, 2009 amendment to the incNetworks Strategic Partnership Master Agreement (“SPMA”) entered into on August 11, 2006, due to non-consummation of a “Public Funding” event by March 31, 2010. Further, the Company notified incNetworks of their breach of certain terms of the SPMA, as amended, because of their failure to deploy 4G enabled Hybrid Fiber Wireless (“HFW”) networks in buildings within New York, NY at 60 East 42nd Street and 230 Park Avenue by March 31, 2010. The Company has served notice to incNetworks® for an opportunity to cure its breach pursuant to the terms of the SPMA within thirty (30) days of said notice. On May 19, 2010, incNetworks® responded to our notice asserting their position that the SPMA, as amended, was void. The Company is currently evaluating the impact of this event on its proposed implementation of 4G HFW Networks.

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS—(Continued)

Winncom Technologies Holdings, Ltd

On January 25, 2010 the Company entered into a binding stock purchase agreement (the “SPA”) with Winncom Technologies Holdings, Ltd. (“Winncom”), an Ohio based reseller of wireless and wired networking equipment. Winncom operates in both the United States and Europe. Winncom reported revenues of approximately $70 million on its audited financial statements for the year ended December 31, 2008. The Company will tender $25 million in cash consideration as well as 589,255 shares of common stock of the Company to acquire 100% of the ownership equity of Winncom. The SPA will be executed contingent upon the successful consummation of an Initial Public Offering transaction that the Company is currently pursuing.

Please see Note 14 for subsequent event detail on that status of the SPA with Winncom.

Rodman and Renshaw, LLC

On August 5, 2009, the Company engaged Rodman & Renshaw, LLC (“Rodman”) to be the lead underwriter, in conjunction with an anticipated initial public offering (the “IPO”) of Wave2Wave common stock. The Company has agreed to sell to the underwriters, for which Rodman & Renshaw, LLC is acting as representative, have severally, and not jointly, the, still to be determined, number of shares offered in our IPO, at the, still to be determined public offering price, less the underwriting discount of 7% as well as a non-accountable expense allowance equal to 1% of the final IPO gross proceeds.

Pursuant to the agreement the underwriters received a non-refundable advance of $25,000, a commitment to remit an additional $25,000 upon filing of the Form S-1 Registration Statement with the Securities and Exchange Commission, and an option for $100 to acquire up to an additional 15% of the total number of shares to offered by the Company in the IPO, solely for the purpose of cover over-allotments, (the “over-allotment option”). The underwriters will also be granted, upon consummation of the IPO, as non-employee compensation a warrant to purchase, at 125% of the IPO price, an additional number of shares equal to 5% of the shares issued pursuant to the IPO excluding the effect of the 15% over-allotment option. This agreement has expired and the Company intends to enter into a new agreement for its current offerings with the same underwriter.

Other

The Company is dependent on the use of incumbent local exchange carriers’ local and transport networks and access services to provide telecommunications services to its customers. Charges for leasing local and transport network components and purchasing special access services historically have made up a significant percentage of the Company’s overall cost of providing the services. These network components and services are purchased in each PAETEC market through interconnection agreements, special access contracts, commercial agreements or a combination of such agreements from the incumbent local exchange carrier, or, where available, from other wholesale network service providers. These costs are recognized in the period in which the services are delivered and are included as a component of the Company’s cost of sales.

13. Fair Value

Effective January 1, 2008, the Company adopted the provisions of FASB ASC 820-10 (the “Fair Value Topic”) which provides a framework for measuring fair value under GAAP for assets and liabilities that are recognized using fair values on a recurring basis. The Fair Value Topic defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It requires that valuation

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS—(Continued)

techniques maximize the use of observable inputs and minimize the use of unobservable inputs. It also establishes a fair value hierarchy, which prioritizes the valuation inputs into three broad levels.

There are three general valuation techniques that may be used to measure fair value, as described below:

A)

Market approach—Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Prices may be indicated by pricing guides, sale transactions, market trades, or other sources;

B)	Cost approach—Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost); and

C)

Income approach—Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about the future amounts (includes present value techniques, and option-pricing models). Net present value is an income approach where a stream of expected cash flows is discounted at an appropriate market interest rate.

The Company had no assets and liabilities that were measured on a recurring basis at fair value during reported periods ended.

14. Subsequent Events

WinncomTechnologies Holdings, Ltd.

On September 30, 2010, the Company terminated the stock purchase agreement (the “SPA”) with Winncom Technologies Holdings, Ltd. The termination clause of the SPA was exercisable by either party under certain circumstances if the closing of the proposed acquisition had not occurred on or before May 30, 2010.

Aaron Dobrinsky

On September 21, 2010 (the “Effective Date”), Aaron Dobrinsky and the Company entered into an executive employment agreement (the “Agreement”). Pursuant to the Agreement, on the Effective Date, Mr. Dobrinsky assumed the role of Chief Executive Officer (“CEO”) and a member of the Board of Directors (the “Board) for a term of no less than two years. The term is to be automatically extended one year on the two year anniversary of the Effective Date unless written notice of at least six months is delivered by either Mr. Dobrinsky or the Board to the other party prior to the 2nd anniversary of the Effective Date. As of the Effective Date, Mr. Dobrinsky’s annual base salary shall be $525,000, provided, this amount shall be applied retroactively to the Effective Date in order to make Mr. Dobrinsky whole for any difference in salary paid to him during the period between the Effective Date and the earlier of (a) an initial public offering of the Company’s common stock, (b) an infusion of equity or debt of $20 million or (c) March 31, 2011, or the Closing Date. The period between the Effective Date and the Closing date is referred to as the Retroactivity Period. During the Retroactivity Period Mr. Dobrinsky shall be paid a minimum base salary of $325,000 per annum. In addition, Mr. Dobrinsky, will receive an equity award of 125,000 restricted shares of the Company which will vest in tranches of 25% over the first four consecutive six month anniversaries of the Effective Date.

Victory Park Capital, LLC

On September 21, 2010, or the Effective Date, the Company entered into an agreement (the “Sixth Forbearance Agreement”) with Victory Park Capital LLC, or VPC, whereupon VPC agreed to forbear from their existing default-related rights and remedies as described in the Senior Secured Financing Agreement as well as the agreements to forbear entered into on March 22, April 16, May 11, May 21, and July 1, 2010, respectively through January 4, 2011. In consideration thereof, we

WAVE2WAVE COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS—(Continued)

agreed to pay VPC an aggregate of $623,531 consisting of (a) $273,531 in accrued, unpaid and prepaid interest through and including September 30, 2010, and (b) $350,000 to be applied to reduce the principal balance. In addition to the above conditions, VPC set forth other conditions regarding subordinated debt, specifically the Notes held by Wilmington Trust and G. Jeff Mennen, or Wilmington Trust and the Notes held collectively by RNK Holding Company and current employees, of RNK, or the Noteholders.

Pursuant to the Sixth Forbearance Agreement, the holders of the related party notes payable held by current and former employees of RNK, converted fifty (50) percent of their accrued interest and principal as of the Effective Date into shares of common stock of the Company. In addition the RNK Noteholders agreed to extend the maturity date of their notes to the earlier of February 28, 2011 or the successful consummation of an initial public offering transaction. For more detail on this conversion see Note 6.

Pursuant to the Sixth Forbearance Agreement, Wilmington Trust converted fifty (50) percent of their accrued interest and principal as of the Effective Date into shares of common stock of the Company. For more detail on this conversion see Note 7.

Pursuant to the Sixth Forbearance Agreement, the Company agreed to appoint Sanford McMurtry as Chief Operating Officer of RNK. Mr. McMurtry will run day-to-day operations. In addition, the Company appointed Aaron Dobrinsky of the Company. See the previous section for details of Mr. Dobrinsky’s employment agreements. Both Mr. McMurtry and Mr. Dobrinsky report to Jeff Hyland, Chief Strategic Advisor of the Companies. Mr. Hyland has due discretion to direct the financial, operation and managerial affairs of the Company including termination of employees with the exception of Andrew Bressman and Eric Mann.

On November 10, 2010, the Company and the holders of the related party notes payable held by current and former employees of RNK (the “Noteholders”) agreed to amend the terms of the notes as follows: upon consummation of the proposed offering the Noteholders will accept a partial repayment of $2,000,000 in lieu of the full repayment of outstanding principal and interest as originally stipulated. In addition the original maturity date which had previously been the earlier to occur of consummation of a public offering or February 28, 2011 was amended to simply February 28, 2011. The Company intends to pay the remaining balance of the notes from future operations or future financings.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Directors
RNK, Inc., d/b/a RNK Communications, Inc.
Dedham, Massachusetts

We have audited the accompanying statement of operations, changes in shareholders’ (deficit)/equity, and cash flows for the period from January 1, 2007 to October 12, 2007of RNK, Inc., d/b/a RNK Communications, Inc. (the Company). Our audit also includes the financial statement schedule listed in the accompanying index. These financial statements and related schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of their operations and cash flows for the period from January 1, 2007 to October 12, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements as a whole, presents fairly in all material respects the information set forth therein.

/s/ Fiondella, Milone & LaSaracina, LLP
Glastonbury, Connecticut

March 31, 2010, except for Note 15 as to which the date is October 4, 2010

RNK, INC.
STATEMENTS OF OPERATIONS

For the Period from January 1, 2007 to October 12, 2007
Net revenues	43,234,536
Cost of goods sold	28,152,259

Gross profit	15,082,277
Selling, general and administrative expenses	8,295,278
Depreciation and amortization	1,353,390

Income from operations	5,433,609
Interest expense	(781,075)
Interest income	35,229
Other expenses	(13,672)

Net income before income tax	4,674,091

Income tax expense	171,432
Net income	$4,502,659

Earnings per Share:
Basic	$5.00

Diluted	$4.97

See accompanying notes

RNK, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY
For the Period From January 1, 2007 to October 12, 2007

	Common Stock	Treasury Shares	Retained Earnings	Total Shareholders’ (Deficit) Equity
Balance, January 1, 2007	2,000	(3,743,781)	2,823,644	(918,137)

Net income	—	—	4,502,659	4,502,659
Shareholder distribution	—	—	(2,981,695)	(2,981,695)

Balance, October 12, 2007	$2,000	$(3,743,781)	$4,344,608	$602,827

See accompanying notes

RNK, INC.
STATEMENTS OF CASH FLOWS

Period from January 1, 2007 to October 12, 2007
Cash flows from operating activities:
Net income	$4,502,659
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,353,390
Deferred income tax provision	40,004
Gain on disposal of equipment	10,562
Changes in:
Accounts receivable	(6,114,766)
Unbilled revenue	(507,750)
Inventory	20,140
Prepaid expenses and other assets	(102,528)
Restricted cash	(150,000)
Accounts payable	9,491,706
Accrued expenses	(3,930,839)
Income taxes payable and other taxes	425,569
Deferred revenues and customer deposits	(326,971)

Net cash provided by operating activities	4,711,176
Cash flows from investing activities:
Purchases of property and equipment	(2,761,795)

Net cash used by investing activities	(2,761,795)
Cash flows from financing activities:
Repayment of capital lease obligations	(94,736)
Repayment of long-term debt	(1,648,534)
Proceeds from long-term debt	3,252,927
Shareholder distributions	(2,981,695)
Net cash used by financing activities	(1,472,038)
Increase (decrease) in cash and cash equivalents	477,343
Cash and cash equivalents, beginning of year	1,389,040

Cash and cash equivalents, end of period/year	$1,866,383

Cash paid during the year for:
Interest	$786,084
State income taxes	209,750

See accompanying notes

RNK, INC.
NOTES TO FINANCIAL STATEMENTS
Period from January 1, 2007 to October 12, 2007

1. Nature of Operations

RNK, Inc., d/b/a RNK Communications, Inc. (the Company) is a Massachusetts S corporation that was formed in 1992 and commenced operation in 1997. The Company is a telecommunications company that operates in the communications services industry providing voice, data, and Internet services through residential and commercial telephone service, Voice over Internet Protocol (VoIP) enabled services, prepaid and postpaid calling cards, conference calling, and wholesale carrier terminations. The Company markets its services directly and through reseller channels. The Company is a registered and certified competitive local exchange carrier (CLEC) providing local exchange services primarily in the New England region, and is also a licensed and registered interexchange carrier (IXC) or “long distance” carrier, providing domestic and international long distance services. The Company is registered to transact business within various states throughout the eastern coast of the United States.

2. Summary of Significant Accounting Policies

Basis of Accounting

The preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The accounting estimates and policies include revenue recognition, reserves for accounts receivable and inventory, useful lives of equipment and leasehold improvements, cost of revenue disputes for communication services and accrued liabilities. Actual results could differ from those estimates under different assumptions or conditions and such differences could be material.

Revenue Recognition

The Company is a Competitive Local Exchange Carrier (CLEC) and derives revenue from sales of its network, carrier, subscriber services, and prepaid calling card fees.

Revenues from telephone services are recognized as earned. Usage-based fees consist of fees paid by the Company’s network and carrier services customers for each call made, and fees paid by outside carriers when the Company’s switching facilities provide a connection between the carrier and the end user, i.e. “reciprocal compensation”, and access fees paid by carriers for long distance calls the Company originates or terminates for those carriers. These fees are billed in arrears and recognized in the period in which the service is provided. Subscriber fees include monthly recurring fees paid by the Company’s end-user subscribers for lines in service, additional features on those lines, and usage-based per-call and per-minute fees. Prepaid calling card fees are billed in advance based on the retail face value of the calling card, net of wholesale discounts, if applicable. Revenue is recognized as the card is used and service is provided to the end user. Certain revenues from local and long-distance telephone services billed in advance are recorded as deferred revenue and recognized when services are provided. Revenues derived from other services, principally data services, are recognized as services are provided.

Management makes estimates regarding the recording of certain revenue streams based on historical collection efforts and by using the appropriate legally binding contractual rates. Management believes that the services provided and minutes billed for services rendered to its customers are accurate and it is within their contractual and legal right to record revenue for these services and minutes provided.

The Company’s management continually reviews and evaluates the collectability of revenues.

RNK, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
Period from January 1, 2007 to October 12, 2007

The Company’s management makes estimates of future customer credits and settlements, due to various disputes on pricing and other terms of the contracts, through the analysis of historical trends and known events. Provisions for customer credits and settlements are recorded as a reduction of revenue when incurred. Since any revenue allowances are recorded as an offset to revenue, any future increases or decreases in the allowances will positively or negatively affect revenue by the same amount.

Cost of Sales

Cost of sales consists primarily of leased transport charges and usage costs for local and long distance calls. Leased transport charges are the payments the Company makes to lease the telephone and data transmission lines it uses to connect customers to the Company’s network and to connect the Company’s network to the networks of other carriers. Usage costs for local and long distance calls are the costs incurred to connect the calls made by customers that are terminated on the networks of other carriers. These costs may include an estimate of charges for which invoices have not yet been received, and may be based upon the estimated number of transmission lines and facilities in service, estimated minutes of use, estimated amounts accrued for pending disputes with other carriers, as well as upon the contractual rates charged by the Company’s service providers. Subsequent adjustments to these estimates may occur after the bills are received for the actual costs incurred, but these adjustments generally are not expected to be material to operating results.

Selling, General and Administrative Expenses

The Company’s selling, general and administrative expenses include compensation, commissions, selling and marketing, customer service, billing, administration, engineering personnel and other personnel costs.

Marketing Costs

Marketing costs are expensed as incurred. Marketing expense for the period from January 1, 2007 to October 12, 2007 totaled $443,703.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of federal corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company’s taxable income. Therefore, no liability for federal income taxes has been included in these consolidated financial statements.

For state tax purposes, the Company (not the shareholders) is subject to Massachusetts income taxes as well as income taxes in other states that do not recognize the federal S corporation election.

For Massachusetts purposes and other states that do not recognize the federal S election, current income taxes are based on the taxable income for the tax year, as measured by the current year’s tax return. Deferred tax provisions are calculated for certain transactions and events because of differing treatments under generally accepted accounting principles and the currently enacted tax laws. The results of these differences on a cumulative basis, known as temporary differences, result in the recognition and measurement of deferred tax assets and liabilities in the accompanying consolidated balance sheets. Valuation allowances are established when necessary to reduce deferred tax assets to the tax amount expected to be realized. The tax provision represents state taxes due at a corporate level and changes to deferred tax assets and liabilities during the year.

RNK, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
Period from January 1, 2007 to October 12, 2007

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash, cash equivalents and accounts receivable. Exposure to losses on accounts receivable is principally dependent on each customer’s financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses. The Company places its cash and cash equivalents in financial institutions considered by management to be high quality and limits the amount of credit exposure to any one institution. The Company has not experienced any losses in these accounts and believes that it is not exposed to any significant credit risk on cash balances.

Concentration of Suppliers

The Company currently leases its transport capacity from a limited number of suppliers and is dependent upon the availability of transmission facilities owned by the suppliers. The Company is vulnerable to the risk of renewing favorable supplier contracts and timeliness of the supplier in processing the Company’s orders for customers, and is at risk related to regulation and regulatory developments that govern the rates to be charged to the Company and, in some instances, whether certain facilities are required to be made available to the Company.

Earnings per Share

Basic and diluted income or loss per common share is based upon the weighted average number of common shares outstanding during the period from January 1, 2007 to October 12, 2007. The Company computes basic net loss or income per share (EPS) by dividing net earnings (losses) available to common stockholders for the year by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed by dividing net income available to common stockholders for the year by the weighted average number of shares of common stock outstanding during the year and includes the dilutive effect of common stock that would be issued assuming conversion, immediate vesting or exercise of outstanding convertible notes, stock options, stock based compensation awards and other potentially dilutive securities. Below is a reconciliation of basic to diluted shares outstanding for the applicable periods as well as anti-dilutive shares excluded from calculations for the relevant periods.

Period From January 1, 2007 to October 12, 2007
Basic:
Weighted average shares outstanding	900,000
Diluted:
Weighted average shares outstanding	900,000
Dilutive warrants	5,137

Denominator used for diluted earnings per share	905,137

Recent Accounting Pronouncements

In July 2009, the Financial Accounting Standards Board (FASB) launched the FASB Accounting Standards Codification (ASC). The ASC is the single source of nongovernmental authoritative U.S. GAAP and was effective for interim and annual periods ending after September 15, 2009. The Codification is a reorganization of current U.S. GAAP into a topical format that eliminates the previous GAAP hierarchy.

RNK, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
Period from January 1, 2007 to October 12, 2007

In July 2006, the Financial Accounting Board (FASB) issued Interpretation 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109. SFAS 109 does not prescribe a recognition threshold or measurement attribute for the financial statement recognition and measurement of a tax. FASB Staff Position 48-2 defers the effective date of FIN 48 to fiscal years beginning after December 15, 2007, but early adoption is permitted.

In September 2006, the Financial Accounting Standards Board issued FASB ASC 820 (Prior authoritative literature: FASB Statement 157, “Fair Value Measurements”). FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. FASB ASC 820 is effective as of the beginning of the first fiscal year that begins after November 15, 2007.

In February 2007, the Financial Accounting Standards Board issued FASB ASC 825-10 (Prior authoritative literature: FASB Statement 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115”). FASB ASC 825-10 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. FASB ASC 825-10 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.

In May 2009, the Financial Accounting Standards Board issued FASB ASC 855-10 (Prior authoritative literature: FASB Statement 165, “Subsequent Events”). FASB ASC 855-10 establishes principles and requirements for subsequent events. FASB ASC 855-10 is effective for interim or annual financial periods ending after June 15, 2009.

The Company is currently evaluating the adoption of the above pronouncements and believes they will not have a material effect on the financial statements.

3. Depreciation and Amortization

Depreciation and amortization was $1,353,390, and $1,174,091 for the period from January 1, 2007 to October 12, 2007 and year ended December 31, 2006, respectively.

5. Capital Lease Obligations

The Company had several capital lease obligations. Property under capital lease obligations (included in property and equipment) consist of the following:

December 31, 2006
Telephone equipment	$441,410
Accumulated depreciation and amortization	(198,635)

Capital lease, property, net	$242,775

Depreciation of leased property under capital lease obligations amounted to $29,025 for the period from January 1, 2007 to October 12, 2007.

RNK, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
Period from January 1, 2007 to October 12, 2007

Future minimum lease obligations under the capital lease consist of the following for the year ending December 31, 2006:

Years	Amount
2007	$123,995
2008	41,332

Total	165,327
Less amounts representing interest present	(9,861)

Present value of net minimum lease payments	155,466
Less current portion	(114,644)

Net long-term portion	$40,822

7. Operating Lease Commitments

The Company leases office space in Dedham, Massachusetts under a lease agreement that was amended on November 11, 2004 and November 18, 2005 to extend the lease term and expand the square feet rented for a period of 42 months ending December 31, 2009. On November 8, 2000, the Company executed a five-year lease for space in Bedford, Massachusetts which houses the majority of its telephone switching equipment. The lease agreement commenced March 1, 2001 and called for basic rent to be paid at an annual rate of $206,250, for an initial term of 60 months ending February 28, 2006. On November 28, 2005, the Company executed an amendment of the November 8, 2000 space lease in Bedford. The lease agreement extends the lease 48 months until February 28, 2010. The Company has the options to extend the lease further for two 36 month periods until February 29, 2016. The Company entered into an amendment on February 3, 2006 to lease additional space at the Dedham, Massachusetts location. As a result of executing this amendment, the annual base rent for the office space has increased by $293 per month. This lease amendment was effective as of February 3, 2006 and expires on December 31, 2009. The amendment does not affect any other terms of the original lease.

In addition to the above, the Company leases office equipment and vehicles under operating leases.

Rental expense was approximately $482,000 for the period from January 1, 2007 to October 12, 2007.

The following is a schedule by year of future minimum annual lease payments for the non-cancelable lease as of December 31, 2006:

2007	$539,032
2008	531,768
2009	513,495
2010	27,734

$1,612,029

8. Related Party

On December 23, 2002, RNK Holding Company, a Massachusetts Business Trust, was formed and the shareholders of the Company exchanged their shares for those of the Company, wholly owned subsidiary of RNK Holding Company. During the period from January 1 2007 to October 12, 2007 and during the year ended December 31, 2006 the Company paid the Massachusetts Business Trust taxes on behalf of RNK Holding Company and as such, these amounts paid were recorded by the Company as a dividend to RNK Holding Company or shareholder.

RNK, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
Period from January 1, 2007 to October 12, 2007

9. Shareholders’ Deficit

Common Shares

At December 31, 2006, RNK, Inc. had 5,000,000 of $.01 par common shares authorized, 1,600,000 common shares issued and 900,000 outstanding.

Treasury Shares

On August 16, 1999, the Company purchased 700,000 of the then 1,000,000 outstanding common shares from a former shareholder for a total purchase price of $3,731,016 plus legal fees totaling $12,765, for a total of $3,743,781. A subordinated promissory note in the amount of $3,500,000 was issued to pay for the shares at fixed rate of 10% per annum payable in 120 monthly installments of principal and interest in the amount of $46,252. The indebtedness under this note is and shall be subordinate and subject in right of payment to the prior payment in full of any and all indebtedness of the Company existing at the time of execution of this note or hereafter arising to any bank, provided however that the amount secured by a bank financing indebtedness to which the indebtedness under this note shall be subordinated pursuant to the terms thereof shall not exceed the sum of (A) $5,000,000 less (B) the principal balance outstanding under this note as of the date the Company executes and delivers the instrument granting such bank a security interest in the collateral to secure the bank financing indebtedness.

The note is secured by 700,000 of the Company’s shares as well as collateralized by substantially all the Company’s assets. In addition, the Company is required to maintain a leverage ratio not greater than 5 to 1. In calculating the leverage ratio, the aggregate balance of the treasury shares created by the redemption of shares from the secured party and the related interest expense shall be excluded. The Security Agreement provides that the Company is to provide the former shareholder with an annual reviewed financial report within 120 days of year end.

On December 31, 2002, the 700,000 treasury shares were transferred to RNK Holding Company, a related party, and 700,000 shares of beneficial interest in the Massachusetts Business Trust were issued. A new shares pledge agreement, security agreement and guarantee were executed between RNK Holding Company and the former shareholder. The agreements are essentially identical to the original agreements made between the Company and the former shareholder described above.

Warrants

On December 15, 1999, the Company entered into a Warrant Agreement to increase shares of common stock in accordance with the Warrant holder’s agreement to lend the Company a committed equipment leasing facility in the amount of approximately $1,400,000. In exchange, the Company agreed to issue to the Warrant holder warrants to purchase 4,080 of the authorized shares of Common Stock, $.01 par value, of RNK, Inc. The price at which shares shall be purchased upon the exercise of the warrants shall be $6.13 per share. The Warrants shall not become exercisable or be transferable unless and until the Company completes an Initial Public Offering (IPO) of shares of its common stock pursuant to the Registration Statement filed with the Securities and Exchange Commission under the Securities Act. The Company shall have no obligation whatsoever to undertake an IPO. As such, no value has been assigned to the warrants. The Warrant Agreement and all warrants shall terminate if an IPO is not completed by December 31, 2008 or, if prior to that time, the Company is acquired by means of purchase of substantially all of its assets or stock or by merger or consolidation or in the event the Company is dissolved, liquidated or ceases to do business.

During 2002, the Company finalized another Warrant Agreement to purchase shares of common stock in accordance with the Warrant holder’s agreement to lend to the Company a committed

RNK, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
Period from January 1, 2007 to October 12, 2007

equipment leasing facility in the amount of approximately $500,000. There was no balance outstanding or owed as of October 12, 2007. In exchange, the Company agreed to issue to the Warrant holder warrants to purchase 1,057 of the authorized common stock, $.01 par value, of the Company. The price at which shares shall be purchasable upon the exercise of the warrants shall be $8.00 per share. The warrants shall not become exercisable or be transferable unless and until the Company completes an IPO of its common shares pursuant to a Registration Statement filed with the Securities and Exchange Commission under the Securities Act; provided, however, that subject to the terms hereof; the warrants shall be exercisable and transferable in connection with, and as part of, a sale of the Company. The Company shall have no obligation whatsoever to undertake an IPO or a sale of the Company or any liability whatsoever if it does not undertake and/or a sale of the Company. As such, no value has been assigned to the warrants. The Warrant Agreement and all warrants shall terminate if an IPO or a sale of the Company is not completed by December 31, 2009 or, if prior to that time, the Company is dissolved, liquidated or ceases to do business.

10. Income Taxes

The provision for state income taxes consists of the following components:

Period from January 1, 2007 to October 12, 2007
Current	$131,428
Deferred	40,004

Provision for state income taxes	$171,432

The effective tax rate differs from the statutory rate as follows:

Period From January 1, 2007 to October 12, 2007
Income tax expense at federal statutory rate	34.0%
Permanent items	0.80%
State income tax	4.00%
Federal benefit of subchapter S election	(34.8%)

The Company adopted FIN 48 on January 1, 2007. The Company has determined that it has no significant uncertain tax positions requiring recognition under FIN 48.

11. Significant Customers

For the period from January 1, 2007 to October 12, 2007, revenue from one customer totaled 24%.

12. Commitments and Contingencies

At December 31, 2006, the Company had irrevocable standby letters of credit of $90,000 and $107,188 outstanding with a commercial bank. These letters of credit are secured by cash accounts held with the commercial bank. The letters were issued to guarantee certain future payments to be made to the Company’s landlords for rent payments. The Company had no outstanding borrowings associated with these letters of credit at December 31, 2006.

The Company remits state excise tax on telecommunication services as it is the Company’s position that the telephone service originates in these states where the equipment or customers are located or the services are rendered. State taxing authorities are constantly revising the laws and

RNK, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
Period from January 1, 2007 to October 12, 2007

regulations with regard to telecommunication services and therefore, the Company is subject to potential excise tax in other jurisdictions based upon these constantly changing laws and regulations.

During 2001, the Company entered into a buy/sell agreement with its two shareholders that gives the Company an option to acquire the common shares under certain circumstances. The details of these circumstances and the Company’s obligation are included in the agreement. On December 31, 2002, the buy/sell agreement was assigned to and assumed by the RNK Holding Company, a related party, as part of the reorganization of the Company.

13. Litigation

The Company is party to various legal proceedings and claims related to its normal business operations. In the opinion of management, the Company has substantial and meritorious defenses for these claims and proceedings in which it is a defendant, and believes these matters will be ultimately resolved without a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company. The aggregate provision for losses related to contingencies arising in the ordinary course of business was not material to operating results for the year presented.

It is the Company’s policy to expense all legal expenses during the period the legal services are incurred.

14. Defined Contribution Plan

The Company has a 401(k) plan. The plan covers all qualified employees as defined by the plan. Participants may contribute a percentage of their compensation up to the maximum allowed by the Internal Revenue Code. The Company matches 25% of the first 5% of employees’ elective deferrals.

15. Subsequent Events

Sale of Business

On October 12, 2007, the Company was sold to Wave2Wave Communications, Inc. (W2W), of Hackensack, New Jersey, for a total purchase price of approximately $57,400,000 consisting of the following: $18,300,000 of cash, $30,700,000 of debt, $3,800,000 of warrants and $3,600,000 of management fees and $1,000,000 of acquisition costs.

On October 12, 2007, at the time of the sale of the Company to W2W, all notes to Sovereign Bank were paid in full.

On October 12, 2007, at the time of the sale of the Company to W2W, an owner of the Company entered into an employment agreement with W2W pursuant to the acquisition of the Company by W2W. The agreement and subsequent modification provides that the executive shall be employed by the Company through December 31, 2010 or until the entire outstanding balance of the note payable is paid in full.

Notes

On October 12, 2007, (post acquisition of the Company by W2W); W2W entered into a series of subordinated secured promissory notes (the Notes) payable to seven distinct individuals and entities (the Noteholders). A significant number of the Noteholders are currently employed by the Company. W2W, in aggregate, issued notes for the amount of $30,666,939 to be repaid in eight equal quarterly payments consisting of principal and interest with the first quarterly payment due on

RNK, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
Period from January 1, 2007 to October 12, 2007

February 10, 2008 to the Noteholders. The Notes carry an annual interest rate of 6% to be calculated monthly. If W2W is in default on the Notes; the default interest rate is 12%.

In August 2008, an extension to the payment due on August 10, 2008 was granted by the Noteholders without additional consideration through August 21, 2008, at which time a partial payment of $1.5 million was remitted.

On September 8, 2009, W2W executed a term extension on the Notes in conjunction with W2W’s anticipated IPO, with the requirement that the Notes will be paid in full out of the initial proceeds. The outstanding principal balance on the Notes is $19,303,606 plus accrued interest currently accruing at a rate of 9% per annum (default rate is 12%). The note holders have agreed to discount the principal amount by $4,303,606 if payment is received by January 31st, 2010. After January 31, 2010 the rate on the Notes reverts to the default rate of 12%. In addition, W2W issued to the holders of the Notes 87,501 shares of common stock.

On February 1, 2010, pursuant to the terms of the Stock Issuance and Payment Agreement (the “SIPA”) W2W entered into on September 8, 2009, with the Noteholders, the interest rate on the notes was “stepped-up” from 9% per annum to 12% per annum. Pursuant to the agreement the interest rate would remain at 9% per annum through January 31, 2010. If the notes were not repaid in full at that time, the new interest rate going forward would be 12% per annum thereafter.

On September 21, 2010, the Noteholders coll ectively entered into a “Note Exchange and Modification Agreement”, or the Exchange, pursuant to which the Noteholders agreed to convert half of the principal and accrued interest due as of September 21, 2010, for shares of common stock of W2W at $20.00 per share. The Noteholders accepted 552,637 shares in exchange for cancelation of approximately $11,053,000 of principal and accrued interest. Per the Exchange the remaining Notes maturity date were extended to the earlier to occur of (a) February 28, 2011, and (b) the successful consummation of an Initial Public Offering transaction. In addition, pursuant to the Exchange the interest rate on the Notes was reset to 6% per annum effective as of July 1, 2010.

Commitments

In April 2008, the Company entered into an agreement with a major telecommunications equipment manufacturer to purchase $3,300,000 in switching equipment to facilitate projected 2008 growth.

In January 2010, the Company extended the lease of their corporate headquarters in Dedham, Massachusetts through December 31, 2014 at a monthly rent of $26,118 for 2010, $27,362 for 2011, $28,606 for 2012, $29,850 for 2013 and $31,093 for 2014. Also in January 2010, the Company extended its lease in Bedford, Massachusetts through February 2013 for a current monthly rent of $13,867 which will increase to $14,648 as of March 1, 2010.

A former owner of the Company and a current stockholder, who is also a Noteholderhas entered into an employment agreement, or the Agreement with the Company pursuant to the acquisition of the Company by W2W effective October 12, 2007. The agreement provides that the executive shall be employed by the Company through December 31, 2009 or until the entire outstanding balance of the note payable is paid in full at the annual compensation of $460,000. On June 30, 2010, the Agreement was amended to provide that the executive shall be employed by the Company through the earlier of August 31, 2010, or until the entire outstanding balance of the notes payable are paid in full. The annual compensation terms were unchanged.

Equity

On May 31, 2008, W2W entered into an extension with the Noteholders in exchange for the issuance of 4,377 warrants to the Noteholders for the equivalent amount of shares of common stock

RNK, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
Period from January 1, 2007 to October 12, 2007

of W2W. W2W was also assessed a penalty of $250,000 which was to be repaid at the maturity date of the Note, November 10, 2009. On July 25, 2008 a payment of $3,283,906 was made.

On August 30, 2008 and September 30, 2008, W2W issued 6,565 and 4,377 warrants respectively, to purchase equivalent number of shares of common stock of W2W, to the Noteholders in exchange for an extension of the remaining $2,483,906 that had been due on August 10, 2008. This amount was remitted to the Noteholders on November 20, 2008.

In November 2008, in connection with the extension of the Notes, W2W issued warrants to purchase an aggregate of 8,751 shares at an exercise price of $0.08 for a ten year term, to the holders of the Notes.

On March 25, 2009, warrants issued during 2008 to the prior owners of the Company and to certain other parties in association with the purchase of the Company in 2007 were exercised. W2W issued 175,135 shares of common stock in connection with the exercise of the warrants.

In September 2009, W2W issued 21,875 shares of common stock to the holders of the Notes in connection with an extension of the Notes.

Third Party Disputes and Litigation

On August 18, 2008, the Company reached a settlement agreement with Cablevision and settled on a payment on invoiced amounts due to the Company for periods covering 2007 and 2008 in the amount of approximately $5,600,000. Because the settlement was lower than originally estimated by management, revenues of approximately $1,400,000, relating to services performed during the period from January 1, 2007 to October 12, 2007, were overstated and therefore this reduction was reflected in the statement of operations as a reduction of approximately $1,400,000 in net sales for the period from January 1, 2007 to October 12, 2007.

Beginning in January 2005, RNK began accruing liability for virtual foreign exchange traffic (VFX) pursuant to various amendments to interconnection agreements with Verizon. Throughout 2005, 2006, and 2007, the amounts were determined using the contractual VFX factor across all Verizon originated traffic at the interstate rates provided by Verizon. In 2008, it was determined that ISP traffic should be excluded from the calculation, and that the interstate rate Verizon provided was in excess of the benchmark mandated by the FCC. In June 2008, RNK reduced the estimated outstanding liability for VFX by $8,415,499 and began using the revised methodology.

On August 22, 2008, Verizon filed a complaint in the United States District Court, for the District of Massachusetts against the Company asserting claims related to the parties Interconnection Agreements in New York, Massachusetts and Rhode. Specifically, Verizon alleges breach of contract and contends that the Company owes $10,797,897 for Virtual Foreign Exchange (“VFX”) traffic, plus applicable late payment charges; seeks declaratory judgments that Verizon does not owe the Company certain invoiced amounts related to reciprocal compensation and access charges; and requests that the court to reset the presumptive percentage of VFX which governs the parties’ agreements.

The Company filed its answer on November 11, 2008. The Company denied the claims proffered by Verizon and asserted defenses and counter claims for breach of contract and violation of the Massachusetts Consumer Protection Statute. The Company’s counter claims seek $25,361,434 in compensatory damages as of the date of the complaint, declaratory relief and statuary damages under the Massachusetts Consumer Protection Statute. The Company has asked the court to treble its damages due to Verizon’s willful violation of the statute. Verizon filed a motion to dismiss the Company’s counter claims regarding breach of the Rhode Island agreement and answered the Company’s counter claim on December 22, 2008. The Company filed its opposition on January 15, 2008. Verizon has since withdrawn its motion to dismiss on January 22, 2008. The parties have completed fact discovery and, on September 2, 2010, Verizon filed its Motion for Partial Summary

RNK, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
Period from January 1, 2007 to October 12, 2007

Judgment. Verizon’s motion sought summary judgment on several of its claims and those filed by the Company in its favor. In its motion Verizon seeks $9,047,886.91 in damages associated with the VFX claims.

If it is determined that Verizon’s allegations regarding the percentage of VFX traffic were true or that the percentage should be increased above its current levels, the costs to the Company could be substantial. Further, if the court accepts Verizon’s positions with regard to the rates that should be charged for VFX traffic, the Company’s cost could increase substantially as well. If any of the foregoing were to occur, it would have a material adverse effect on the Company’s results of operations, financial position, operating cash flows and liquidity.

On November 3, 2008, the Company reached a settlement agreement with Verizon and settled on a payment on invoiced amounts due to the Company for periods covering 2007 and 2008 in the amount of approximately $1,100,000. Because the settlement was lower than originally estimated by management, revenues of approximately $275,000, relating to services performed during the period from January 1, 2007 to October 12, 2007, were overstated and therefore this reduction was reflected in the statement of operations as a reduction of approximately $275,000 in net sales for the period from January 1, 2007 to October 12, 2007.

On November 18, 2008, the Company reached a settlement agreement with Sprint and settled on a payment on invoiced amounts due to the Company for periods covering 2007 and 2008 in the amount of approximately $7,700,000. Because the settlement was lower than originally estimated by management, revenues of approximately $137,000, relating to services performed during the period from January 1, 2007 to October 12, 2007, were overstated and therefore this reduction was reflected in the statement of operations as a reduction of approximately $137,000 in net sales for the period from January 1, 2007 to October 12, 2007.

The Company had rate disputes with another company, RCN. After full evidentiary hearings, on May 19, 2009 an arbitrator found partially for the Company and partially for RCN. Under the award, the Company is required to issue credits to RCN totaling a net amount of $100,754 associated with the dispute.

On June 16, 2009, Stealth Communications Services, LLC (Stealth) filed a Claim for Arbitration in New York with the American Arbitration Association, AAA Arbitration Case No: 13 494 01679 09 (Stealth Communications Services, LLC and RNK, Inc.). Stealth claimed that RNK’s termination of an agreement that the parties entered into in or around February 2008 resulted in a breach of contract and has claimed damages in the amount of $483,519 (plus finance charges, attorney fees and costs) which Stealth represented was the amount of monies Stealth would have collected from the Company had the Company not terminated. On June 18, 2009, the Company responded to Stealth’s Arbitration Claims with a general denial of all allegations, pleaded affirmative defenses and counterclaimed with its own breach of contract claims as well as various other claims including but not limited to fraud in the inducement, promissory estoppel and unjust enrichment. The Company contended that Stealth failed to provide the services agreed to by the parties, even after the Company sought reassurance of performance, thereby forcing the Company to terminate. The Company had requested damages in the amount of $163,509 (plus attorney fees, costs and any other appropriate damages) which represented the amount paid by the Company for the services for which it believed it contracted but did not receive. On January 8, 2010, the parties entered into a settlement agreement under which the Company agreed to pay Stealth a total sum of $218,000 and purchase bandwidth from Stealth for $5,000/month for a period of 24 months. On January 8, 2010, the Company paid to Stealth a lump-sum payment in the amount of $100,000. Thereafter, the Company shall make six monthly installment payments of $19,667 to Stealth, the first of such payments being due thirty days from January 8, 2010. The American Arbitration Association closed the Arbitration on January 11, 2010.

RNK, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
Period from January 1, 2007 to October 12, 2007

On June 22, 2009 the Massachusetts Department of Telecommunications and Cable (“DTC”) determined in DTC order 07-9 that all CLEC intrastate access charges in Massachusetts should be reduced to Verizon’s intrastate rate within one year from the date of order The Joint CLEC parties motioned for reconsideration and/or clarification on the grounds that the DTC’s order impermissibly shifted the legal burden of proof and failed to address arguments raised by the parties or was unclear. Motions are still pending. A CLEC may cost justify a rate different than Verizon’s by demonstrating that its actual costs of providing intrastate switched access are higher than Verizon’s rate to the DTC. If The Company fail to prevail in the motion for reconsideration or to justify a rate different than Verizon’s in a cost study, it is highly likely The Company will experience a 7% reduction in annual revenues beginning on June 22, 2010. As of the date of the balance sheet the Company has failed to prevail in its motion for reconsideration and the Company, as of June 22, 2010, is charging the lower DTC mandated rate.

On August 27, 2009, T-Mobile USA, Inc., which accounts for approximately 9% of the Company’s annual revenue, provided the Company with notice of termination of their interconnection agreement effective November 30, 2009. Pursuant to the terms of the interconnection agreement, the Company may request renegotiations at any time prior to the proposed termination date. Upon receiving such notice for negotiations, the terms and conditions of the terminated agreement will continue until a new agreement is executed or the applicable timeframes, plus any extensions of such timeframes, for negotiations under the Telecommunications Act of 1996 are exhausted. The Company will seek renegotiation of the agreement prior to the termination date and will negotiate in good faith for a successor agreement. The Company expects that the negotiations will result in a reasonable but lower compensation rate within five months of the termination date, although there can be no assurance that an agreement can be reached.

On December 17, 2009, T-Mobile USA, Inc. formally rejected the Company’s request for re-negotiation under the Telecommunications Act of 1996. They have indicated a willingness to enter into a bill and keep arrangement, whereby neither party bills the other for completed calls, but have pointed out that the Company will be operating under this type of arrangement by default absent an interconnection agreement to the contrary. The approximate effect of a bill and keep arrangement with T-Mobile is a 10% reduction in annual revenue. The Company will continue to negotiate a successor agreement in good faith, although there can be no assurance that an agreement can be reached.

Regulation

On February 1, 2010, the New Jersey Board of Public Utilities (the “Board”) by order reduced intrastate switched access charges. The Board voted to reduce all LEC intrastate switched access rates to a rate equal to the interstate rate charged by the incumbent over thirty-six months in steps. Within twenty days of the date of the order, CLEC switched access rates will be reduced to the composite rate charged by the incumbent local exchange carrier servicing the area where the CLEC operates. Thereafter, rates would be reduced to the interstate rate annually in equal installments. If the order remains unchanged or is not subject to stay and is not modified on appeal, the Company’s operating revenues would decrease by an amount equal to approximately 5% of 2009 operating revenues over 36 months with an immediate reduction of an amount equal to approximately 3% of the Company’s 2009 revenues twenty days following the effective date of the order if we are unable to replace the lost revenue with new sources. Several parties have appealed the order and requested judicial stays. All matters are pending.

Forbearance Agreement

W2W was in default of certain covenants set forth in the Senior Secured Financing Agreement (the “Agreement”) entered into on September 8, 2009 with Victory Park Capital, LLC and certain

RNK, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
Period from January 1, 2007 to October 12, 2007

lenders, (“VPC”). On March 22, 2010, each of the lenders and VPC, as administrative and collateral agent, agreed to forbear from exercising their default-related rights and remedies, including acceleration and foreclosure, against W2W or the collateral securing the W2W’s obligations under the Agreement, with respect to the existing events of default for the agreed upon forbearance period. The forbearance period ends on the earlier of May 8, 2010, and the occurrence of a forbearance default under the forbearance agreement, which includes, but is not limited to, the occurrence of an event of default other than the existing events of default as of March 22, 2010, the failure to comply with any condition or covenant of the forbearance agreement, and the breach of any representation or warranty set forth in the forbearance agreement. In consideration thereof, W2W agreed to pay the lenders and agent an aggregate fee of $150,000 to be paid at the time of repayment of the senior secured notes held by VPC in the principal amount of $9.3 million. Additionally, on April 16, 2010, VPC agreed to forbear from exercising their default-related rights and remedies with respect to the existing events of default as of March 22, 2010 and April 16, 2010, for the agreed upon amended forbearance period. The amended forbearance period ends on the earlier of May 8, 2010, or the occurrence of a forbearance default under the second forbearance agreement, which includes, but is not limited to, the occurrence of an event of default other than the existing events of default as of April 16, 2010, the failure to comply with any condition or covenant of the second forbearance agreement, and the breach of any representation or warranty set forth in the second forbearance agreement. In consideration thereof, W2W agreed to pay the lenders and agent a fee of $400,000.

On May 11, 2010, each of the lenders and VPC agreed to forbear from exercising their default-related rights and remedies with respect to the existing events of default as of March 22, April 16, and May 11, 2010 for the agreed upon amended forbearance period. The amended forbearance period ends on the earlier of May 19, 2010, or the occurrence of a forbearance default under this third forbearance agreement, which includes, but is not limited to, the occurrence of an event of default other than the existing events of default as of May 11, 2010, the failure to comply with any condition or covenant of the third forbearance agreement, and the breach of any representation or warranty set forth in the third forbearance agreement. In consideration thereof, we agreed to pay the lenders and agent an amount of $1,346,250 which reflected the aggregate of unpaid and accrued interest through May 19, 2010, accrued forbearance fees from the 1st and 2nd forbearance agreements and miscellaneous service fees and costs.

On May 21, 2010, each of the lenders and agents and VPC (the “Noteholders”) agreed to forbear from exercising their default-related rights and remedies with respect to the existing events of default as acknowledged in the first three forbearance agreements previously entered into and the default events occurring on May 21, 2010 for the agreed upon amended forbearance period. The amended forbearance period ends on the earlier of June 11, 2010, or the occurrence of a forbearance default under this fourth forbearance agreement, which includes, but is not limited to, the occurrence of an event of default other than the existing events of default as of May 20, 2010, the failure to comply with any condition or covenant of the fourth forbearance agreement, and the breach of any representation or warranty set forth in the fourth forbearance agreement. In consideration thereof, we agreed to pay the lenders and agent a forbearance fee in the amount of $250,000; of which $125,000 was paid on May 20, 2010, and the remaining balance of $125,000 to be paid on June 2, 2010. This forbearance fee shall be refundable to the extent not used by the Noteholders for the hiring of consultants and advisors to advise the Noteholders with respect to the operations of W2W.

On July 1, 2010, W2W entered into an agreement (the “Fifth Forbearance Agreement”) with VPC, whereupon VPC agreed to forbear from their existing default-related rights and remedies as described in the Senior Secured Financing Agreement as well as the agreements to forbear entered into on March 22, April 16, May 11, and May 21, 2010, respectively through August 16, 2010. In consideration thereof, W2W agreed to pay VPC an aggregate of $1,300,000 consisting of (a) $827,700

RNK, INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
Period from January 1, 2007 to October 12, 2007

in accrued, unpaid and prepaid interest through and including August 16, 2010, (b) $125,000 of unpaid forbearance fees as earned per the Fourth Forbearance Agreement (c) $15,000 in maintenance fees for the months of June, July and August of 2010, (d) a deposit of $150,000 which may be used by VPC to pay costs and expenses and (e) $182,300 to be applied to reduce the principal balance.

On September 21, 2010, W2W entered into an agreement (the “Sixth Forbearance Agreement”) with VPC, whereupon VPC agreed to forbear from their existing default-related rights and remedies as described in the Senior Secured Financing Agreement as well as the agreements to forbear entered into on March 22, April 16, May 11, May 21, and July 1, 2010, respectively through January 4, 2011. In consideration thereof, W2W agreed to pay VPC an aggregate of $623,531 consisting of (a) $273,531 in accrued, unpaid and prepaid interest through and including September 30, 2010, and (b) $350,000 to be applied to reduce the principal balance.

RNK, INC.
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
For the period January 1, 2007 through October 12, 2007

Description	Balance at Beginning of Period	Additions		Deductions	Balance at End of Period
		Charged to Expenses	Charged to Other Accounts
	(dollars in thousands)
Allowance for Uncollectible Accounts Receivable:
For the period January 1, 2007 through Oct 12, 2007	$632	$182	$10,181	$9,395	$1,600

(a)	Allowance for Uncollectible Accounts Receivable includes: (1) amounts previously written off which were credited directly to this account when recovered (2) amounts recognized directly against revenues when services were rendered and earned but collectability was estimated as highly unlikely.

WAVE2WAVE™
COMMUNICATIONS

4G Hybrid Fiber Wireless Network "HFW"
Transport
Internet
Mobility
Voice/Video
VPNs
Rich Content
CONSUMER
SMALL / MEDIUM BUSINESS
ENTERPRISE
CARRIER WHOLESALE

Wave2Wave Communications™ www.wave2wave.com

PROSPECTUS

Rodman & Renshaw, LLC	Sunrise Securities Corp.

Morgan Joseph

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth an itemization of the various costs and expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimated except the SEC Registration Fee, the NYSE Amex Listing Fee and the FINRA Filing Fee.

SEC Registration Fee	$7,020.47
NYSE Amex Listing Fee	70,000
FINRA Filing Fee	10,861
Printing and Engraving Fees	450,000
Legal Fees and Expenses	850,000
Accounting Fees and Expenses	500,000
Blue Sky Fees and Expenses	—
Miscellaneous	278,982

Total	$2,166,863

Item 14. Indemnification of Directors and Officers.

Our restated certificate of incorporation and restated bylaws to be in effect upon completion of this offering provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was one of our director or officers or is or was serving at our request as a director, officer, or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such.

Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, our restated certificate of incorporation eliminates the liability of a director to us or our stockholders for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

•	from any breach of the director’s duty of loyalty to us or our stockholders;

•	from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; and

•	from any transaction from which the director derived an improper personal benefit.

We carry insurance policies insuring our directors and officers against certain liabilities that they may incur in their capacity as directors and officers. In addition, we expect to enter into indemnification agreements with each of our directors and executive officers prior to completion of the offering.

In any underwriting agreement that we enter into in connection with the sale of common stock registered hereby, the underwriters will agree to indemnify, in certain circumstances, us, our directors, officers and other persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have sold the following securities that were not registered under the Securities Act. The numbers of shares of common stock and the purchase or exercise price for such shares set forth below reflect a 1-for-2 reverse stock split effected on March 22, 2010 and then a 1-for-4 reverse stock split effected on September 30, 2010.

(a) Issuances of Capital Stock and Warrants

In July 2007, we issued warrants to purchase an aggregate of 378,125 shares of common stock at an exercise price of $0.08 for a ten year term. The warrants were issued in connection with the continuation of certain loans made to us by private investors and for other services rendered.

In October 2007, in connection with the acquisition of RNK, we issued warrants to purchase an aggregate of 564,263 shares of our common stock at an exercise price of $0.08 per share for a ten year term, to the prior owners of RNK, and warrants to purchase 21,908 shares of our common stock at an exercise price of $0.08 per share for a ten year term, to Lee Haskin.

In May 2008, in connection with the extension of the RNK Notes, we issued warrants to purchase an aggregate of 4,375 shares of common stock at an exercise price of $0.08 for a ten year term, to the holders of the RNK Notes.

In May 2008, we issued options to purchase an aggregate of 15,625 shares of common stock at an exercise price of $0.24 per share, to certain employees in consideration of their services. The options have a ten year term, with one-third of the options vesting on each of the three anniversaries of the date of grant.

In June 2008, we issued warrants to purchase an aggregate of 257,138 shares of our common stock at an exercise price of $0.08 per share for a ten year term, in connection with a note payable to GBC Funding LLC.

In August 2008, we issued options to purchase an aggregate of 62,500 shares of common stock at an exercise price of $0.08 per share, to certain employees in consideration of their services. The options are fully vested and have a ten year term.

In August 2008, in connection with the extension of the RNK Notes, we issued warrants to purchase an aggregate of 6,563 shares of common stock at an exercise price of $0.08 for a ten year term, to the holders of the RNK Notes.

In September 2008, in connection with the extension of the RNK Notes, we issued warrants to purchase an aggregate of 4,375 shares of common stock at an exercise price of $0.08 for a ten year term, to the holders of the RNK Notes.

In November 2008, in connection with the extension of the RNK Notes, we issued warrants to purchase an aggregate of 8,750 shares of common stock at an exercise price of $0.08 for a ten year term, to the holders of the RNK Notes.

In March 2009, we issued warrants to purchase an aggregate of 134,173 shares of our common stock at an exercise price of $0.08 per share for a ten year term as an inducement to a short term loan.

In May 2009, we issued options to purchase 6,250 shares of common stock at an exercise price of $1.44 per share, to a certain employee in consideration of his services. The options have a ten year term and are fully vested.

In September 2009, we issued 21,875 shares of common stock to the holders of the RNK Notes in connection with an extension of the RNK Notes.

In October 2009, we issued 5,083 shares of our common stock to M Brothers and 146,443 to Wilmington Trust Company and G. Jeff Mennen, Co-Trustees, under an agreement dated 11/25/70 with George S. Mennen for John Henry Mennen, in connection with the conversion of 151,526 shares of Series A Convertible Preferred Stock.

In November 2009, we issued 310,540 shares of common stock to Mr. Bressman in connection with his employment agreement.

In November 2009, we issued fully vested options to purchase an aggregate of 170,895 shares of common stock at exercise price of $1.44 to Mr. Mann in connection with his employment agreement.

In November 2009, we issued options to purchase an aggregate of 428,028 shares of common stock under our 2009 Employee and Director Equity Incentive Plan, at an exercise price of $1.44 per share for a ten year term, to certain of our employees in consideration of their services. Of such amount, 243,896 shares are fully vested, and of the remaining 184,089 shares, one-third shall vest on each of the three anniversaries of the date of grant.

In December 2009, we issued a warrant to purchase 25,000 shares of common stock at an exercise price of $0.08 per share for a five year term, to a consultant in connection with his consulting services.

In January 2010, we issued a warrant to purchase 2,500 shares of common stock at an exercise price of $17.04 per share for a five year term, to a consultant in connection with his consulting services.

In January 2010, we issued a warrant to purchase 100,000 shares of common stock at an exercise price of $17.04 per share, expiring on October 7, 2013, to Washington Trust Company and G. Jeff Mennen, Co-Trustees, under an agreement dated 11/25/10 with George S. Mennen for John Henry Mennen, in connection with an extension of a loan.

In May 2010, we issued a warrant to purchase 18,750 shares of common stock at an exercise price of the lower of $32.00 per share or $8.00 below the price per share paid in this offering, to David Sarna, in connection with a settlement agreement.

In September 2010, we issued 125,000 restricted shares of common stock to Aaron Dobrinsky in connection with his employment agreement.

On September 21, 2010, we issued an aggregate of 552,637 shares of common stock to RNK Holding Company and 1,021,548 shares of common stock to Wilmington Trust Company and G. Jeff Mennen, Co-Trustees U/A/D November 25, 1970, as amended, per the benefit of John Henry Mennen, in connection with the conversion of a portion of the notes held by such holders.

No underwriters were used in the foregoing transactions. The sales of securities described above were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. All of the purchasers in these transactions represented to us in connection with their purchase that they were acquiring the shares for investment and not distribution, and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

(b) Certain Grants and Exercises of Stock Options

Pursuant to our 2009 Employee and Director Equity Incentive Plan, we have issued options to purchase an aggregate of 428,028 shares of common stock at an exercise price of $1.44 and pursuant to our 2000 Stock Incentive Plan, we have issued options to purchase an aggregate of 552,615 shares of common stock. Of these options:

•	options to purchase 50,615 shares of common stock have been canceled or forfeited without being exercised;

•	options to purchase 256,047 shares of common stock have been exercised; and

•	options to purchase a total of 656,124 shares of common stock are currently outstanding, at a weighted average exercise price of $0.94 per share.

The sale and issuance of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

See the Exhibit Index on the page immediately following the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

Financial Statement Schedules are omitted because the information is included in our financial statements or notes to those financial statements.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has duly caused this Amendment No. 8 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hackensack, New Jersey, on November 10, 2010.

WAVE2WAVE COMMUNICATIONS, INC.

By:	/S/ AARON DOBRINSKY Aaron Dobrinsky Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 8 to the registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/S/ AARON DOBRINSKY Aaron Dobrinsky	Chief Executive Officer (principal executive officer)	November 10, 2010
/S/ ERIC MANN Eric Mann	Chief Financial Officer (principal financial and accounting officer)	November 10, 2010
/S/ STEVEN ASMAN Steven Asman	Director	November 10, 2010

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation of the Registrant.†
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation.†
3.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation.†
3.4	Form of Second Amended and Restated Certificate of Incorporation to become effective upon completion of the offering.†
3.5	Amended and Restated Bylaws of the Registrant.†
3.6	Form of Second Amended and Restated Bylaws to become effective upon completion of this offering.†
4.1	Form of Common Stock Certificate.†
4.2	Form of Common Stock Purchase Warrant.†
4.3	Form of 6% Secured Promissory Note issued on September 21, 2010.†
4.4	Senior Secured Term Note in the amount of $7,548,000 issued to Victory Park Credit Opportunities, L.P., dated September 8, 2009.†
4.5	Senior Secured Term Note in the amount of $1,752,000 issued to Victory Park Special Situations, L.P., dated September 8, 2009.†
4.6

Amended and Restated Term Note in the amount of $20,430,958.50 issued to Wilmington Trust Company and George Mennen, co-Trustees U/A/D November 25, 1970, as amended for the benefit of John Henry Mennen, dated September 21, 2010.†

4.7	Form of Underwriter Warrant.
5.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with respect to the legality of securities being registered.†
10.1	Employment Agreement, by and between the Registrant and Andrew Bressman, dated as of June 12, 2009.†
10.2	First Amendment to Employment Agreement, by and between the Registrant and Andrew Bressman, dated as of November 20, 2009.†
10.3	Separation Agreement, by and between the Registrant and Andrew Bressman, dated as of May 6, 2010.†
10.4	Employment Agreement, by and between the Registrant and Eric Mann, dated as of June 12, 2009.†
10.5	First Amendment to Employment Agreement, by and between the Registrant and Eric Mann, dated as of November 20, 2009.†
10.6	Second Amendment to Employment Agreement, by and between the Registrant and Eric Mann, dated as of January 12, 2010.†
10.7	Employment Agreement, by and among the Registrant, RNK, Inc. and Richard N. Koch, dated as of October 12, 2007.†
10.8	First Amendment to Employment Agreement, by and among the Registrant, RNK, Inc. and Richard N. Koch, effective as of December 31, 2009.†
10.9	[Intentionally Omitted]
10.10	Financing Agreement, by and among the Registrant, its subsidiaries and Victory Park Management, LLC, dated as of September 8, 2009.†
10.11

Loan and Security Agreement, by and among the Registrant, Wilmington Trust Company and George Jeff Mennen, Co-Trustees U/A/D November 25, 1970, as amended for the benefit of John Henry Mennen and Greystone Business Credit II, LLC (as assignee from Greystone Funding Corporation) dated as of October 12, 2007.†

10.12

First Amendment to Loan and Security Agreement, by and between the Registrant and Greystone Funding Corporation, successor in interest to Greystone Business Credit II, LLC, dated as of November 2, 2007.†

Exhibit Number	Description of Exhibit
10.13

Waiver, Consent and Amendment No. 2 to Loan and Security Agreement, by and between the Registrant and Greystone Funding Corporation, successor in interest to Greystone Business Credit II, LLC, dated as of January 25, 2008.†

10.14

Waiver and Amendment No. 3 to Loan and Security Agreement, by and between the Registrant and Greystone Funding Corporation, successor in interest to Greystone Business Credit II, L.L.C., dated as of September 19, 2008.†

10.15

Waiver and Amendment No. 4 to Loan and Security Agreement, by and between the Registrant and Greystone Funding Corporation, successor in interest to Greystone Business Credit II, L.L.C., dated as of October 10, 2008.†

10.16

Waiver and Amendment No. 5 to Loan and Security Agreement, by and between the Registrant and Greystone Funding Corporation, successor in interest to Greystone Business Credit II, L.L.C., dated March 18, 2009.†

10.17

Amendment No. 6 to Loan and Security Agreement, by and between the Registrant and Greystone Funding Corporation, successor in interest to Greystone Business Credit II, L.L.C., dated as of May 31, 2009.†

10.18

Waiver and Amendment No. 7 to Loan and Security Agreement, by and between the Registrant and Wilmington Trust Company and George Jeff Mennen, Co-Trustees U/A/D November 25, 1970, as amended for the benefit of John Henry Mennen, dated as of September 8, 2009.†

10.19

Amendment No. 8 to Loan and Security Agreement, by and between the Registrant and Wilmington Trust Company and George Jeff Mennen, Co-Trustees U/A/D November 25, 1970, as amended for the benefit of John Henry Mennen, dated as of January 5, 2010.†

10.20

Amendment No. 9 to Loan and Security Agreement, by and between the Registrant and Wilmington Trust Company and George Jeff Mennen, Co-Trustees U/A/D November 25, 1970, as amended for the benefit of John Henry Mennen, dated as of January 27, 2010.†

10.21	[Intentionally Omitted]
10.22	[Intentionally Omitted]
10.23	Interconnection and Traffic Exchange Agreement, by and among Sprint Spectrum L.P., Nextel Operations, Inc., Sprint Communications Company, L.P. and RNK, Inc., dated as of November 10, 2008.#†
10.24	Lease Agreement, by and between the Registrant and Continental Investors, L.P., dated as of February 17, 2000.†
10.25	First Amendment to Lease, by and between the Registrant and Stellar Continental, LLC, dated as of August 9, 2000.†
10.26	Second Amendment to Lease, by and between the Registrant and MSNW Continental Associates, LLC, dated as of September 5, 2006.†
10.27	Lease, by and between RNK, Inc. and 175 Great Road, L.L.C., dated as of November 8, 2000.†
10.28	Amendment to November 8, 2000 Lease, by and between RNK, Inc. and Bedford 175 Great Road, L.L.C., dated as of November 29, 2005.†
10.29	Lease, by and between RNK, Inc. and Wells Avenue Senior Holdings, LLC, dated as of May 8, 2000.†
10.30	First Amendment, by and between RNK, Inc. and RP/Saracen Properties, LLC, dated as of November 11, 2004.†
10.31	Second Amendment, by and between RNK, Inc. and RP/Saracen Properties, LLC, dated as of November 18, 2005.†
10.32	Third Amendment, by and between RNK, Inc. and RP/Saracen Properties, LLC, dated as of February 3, 2006.†
10.33	Fourth Amendment, by and between RNK, Inc. and NS Norfolk Acquisition, LLC (successor in interest to RP/Saracen Properties, LLC) dated as of December 17, 2009.†

Exhibit Number	Description of Exhibit
10.34	Interconnection Agreement, by and between MCImetro Access Transmission Services, L.L.C. and Bellsouth Telecommunications, Inc., dated as of May 12, 2007.†
10.35	Terms and Conditions, by and between RNK, Inc. and Metcom, Inc., dated as of September 5, 2002.†
10.36	[Intentionally Omitted]
10.37	[Intentionally Omitted]
10.38	[Intentionally Omitted]
10.39	Agreement, by and between Excel Telecommunications, Inc. d/b/a Excel and Verizon Maryland Inc., f/k/a Bell Atlantic-Maryland, Inc. for the State of Maryland, dated on or about December 18, 2002.†
10.40	Adoption Agreement, by and between RNK, Inc. and Verizon Maryland Inc., f/k/a Bell Atlantic-Maryland, Inc. for the State of Maryland, dated as of March 26, 2007.†
10.41

Interconnection Agreement, by and between AT&T Broadband Phone of Massachusetts, LLC and Verizon New England Inc., d/b/a Verizon Massachusetts f/k/a New England Telephone and Telegraph Company, d/b/a Bell Atlantic - Massachusetts, dated as of June 26, 2001, as adopted by RNK, Inc.†

10.42

Amendment No. 1 to Interconnection Agreement, by and between RNK, Inc. and Verizon New England Inc., d/b/a Verizon Massachusetts f/k/a New England Telephone and Telegraph Company, d/b/a Bell Atlantic - Massachusetts, dated as of December 20, 2004.†

10.43

Amendment No. 2 to Interconnection Agreement, by and between RNK, Inc. and Verizon New England Inc., d/b/a Verizon Massachusetts f/k/a New England Telephone and Telegraph Company, d/b/a Bell Atlantic - Massachusetts, dated as of July 14, 2005.†

10.44

Partial Adoption Agreement, by and between RNK, Inc. and Verizon New England Inc., d/b/a Verizon Rhode Island, f/k/a New England Telephone and Telegraph Company, d/b/a Bell Atlantic—Rhode Island, dated as of August 17, 2001.†

10.45	Interconnection Agreement, by and between Level 3 Communications, LLC and Verizon New England Inc. d/b/a Verizon Rhode Island, dated as of November 1, 2000, as adopted by RNK, Inc.†
10.46

Interconnection Agreement by and between New England Telephone and Telegraph Company d/b/a Bell Atlantic—Rhode Island and Cox Communications, d/b/a Cox Rhode Island Telecomm II, dated as of February 4, 1999, as adopted by RNK, Inc.†

10.47

Amendment No. 1 Regarding Unbundled Network Elements, by and between RNK, Inc. and Verizon New England Inc., d/b/a Verizon Rhode Island, f/k/a New England Telephone and Telegraph Company, d/b/a Bell Atlantic—Rhode Island, dated as of August 30, 2001.†

10.48

Amendment No. 2 to Interconnection Agreement, by and between RNK, Inc. and Verizon New England Inc., d/b/a Verizon Rhode Island, f/k/a New England Telephone and Telegraph Company, d/b/a Bell Atlantic—Rhode Island, dated as of December 20, 2004.†

10.49

Partial Adoption Agreement, by and between RNK, Inc. and Fairpoint Communications, f/k/a Verizon New England Inc., d/b/a Verizon Rhode Island, f/k/a New England Telephone and Telegraph Company, d/b/a Bell Atlantic—Rhode Island, dated as of August 27, 2001.†

10.50

Interconnection Agreement, by and between New England Telephone and Telegraph Company d/b/a Bell Atlantic—Rhode Island and Cox Communications, d/b/a Cox Rhode Island Telecomm II, dated as of February 4, 1999, as adopted by RNK, Inc.†

10.51

Interconnection Agreement, by and between Level 3 Communications, LLC and Fairpoint Communications, f/k/a Verizon New England Inc. d/b/a Verizon Rhode Island, dated as of November 1, 2000, as adopted by RNK, Inc.†

10.52

Amendment No. 1 Regarding Unbundled Network Elements, by and between RNK, Inc. and Fairpoint Communications, Verizon New England Inc., d/b/a Verizon Rhode Island, f/k/a New England Telephone and Telegraph Company, d/b/a Bell Atlantic—Rhode Island, dated as of August 30, 2001 (for services provided in the State of New Hampshire).†

Exhibit Number	Description of Exhibit
10.53

Amendment No. 2 Regarding Reciprocal Compensation, by and between RNK, Inc. and Fairpoint Communications, f/k/a Verizon New England Inc., d/b/a Verizon Rhode Island, f/k/a New England Telephone and Telegraph Company, d/b/a Bell Atlantic—Rhode Island, dated as of August 30, 2001.†

10.54

Amendment No. 3 to Interconnection Agreement, by and between RNK, Inc. and Fairpoint Communications, f/k/a Verizon New England Inc., d/b/a Verizon Massachusetts f/k/a New England Telephone and Telegraph Company, d/b/a Bell Atlantic—New Hampsire, dated as of December 20, 2004.†

10.55	Interconnection Agreement, by and between Sprint Communications Company, L.P. and Verizon New Jersey Inc., dated as of May 15, 1998, as adopted by RNK.†
10.56	Second Amendment to the Interconnection Agreement, by and between Sprint Communications Company, L.P. and Verizon New Jersey Inc., dated on or about June 27, 2000.†
10.57	Amendment No. 3 to the Interconnection Agreement, by and between Sprint Communications Company, L.P. and Verizon New Jersey Inc., dated as of March 5, 2001.†
10.58	Amendment No. 4 to the Interconnection Agreement, by and between Sprint Communications Company, L.P. and Verizon New Jersey Inc., dated as of April 11, 2001.†
10.59	Amendment No. 5 to the Interconnection Agreement, by and between Sprint Communications Company, L.P. and Verizon New Jersey Inc., dated as of November 1, 2003.†
10.60	Amendment No. 6 to the Interconnection Agreement, by and between Sprint Communications Company, L.P. and Verizon New Jersey Inc., dated as of July 1, 2004.†
10.61	Adoption Agreement, by and between Verizon New Jersey Inc. and RNK, Inc., dated as of August 29, 2005.†
10.62	Amendment No. 1 to the Interconnection Agreement, by and between Verizon New Jersey Inc. and RNK, Inc., dated as of March 27, 2006.†
10.63

Interconnection Agreement under Sections 251 and 252 of the Telecommunications Act of 1996, by and between Teleport Communications Group, Inc. and Verizon New York Inc., dated as of June 24, 2002, as adopted by RNK, Inc.†

10.64	Amendment to the Interconnection Agreement between Verizon New York and RNK, Inc., dated as of December 20, 2004.†
10.65	Interconnection Agreement, by and between D&E Systems, Inc. and Verizon Pennsylvania Inc., dated as of September 1, 2001, as adopted by RNK Pennsylvania, Inc.†
10.66	Amendment No. 1 to Interconnection Agreement, by and between D&E Systems, Inc. and Verizon Pennsylvania Inc., dated as of June 13, 2003.†
10.67	Adoption Agreement, by and between RNK Pennsylvania, Inc. and Verizon Pennsylvania Inc., dated as of May 1, 2007.†
10.68	Amendment No. 1 to the Interconnection Agreement, by and between RNK Pennsylvania, Inc. and Verizon Pennsylvania Inc., dated as of November 5, 2007.†
10.69	Interconnection Agreement, by and between Verizon Virginia., f/k/a Bell Atlantic—Virginia, Inc. and 1-800-RECONEX, Inc., dated as of April 23, 2001, as adopted by RNK VA, LLC.†
10.70	Amendment No. 1 to Interconnection Agreement, by and between Verizon Virginia., f/k/a Bell Atlantic—Virginia, Inc. and 1-800-RECONEX, Inc., dated as of June 14, 2001.†
10.71	Adoption Agreement, by and between RNK VA, LLC and Verizon Virginia, Inc., dated as of November 27, 2007.†
10.72	Interconnection Agreement, by and between NUI Telecom, Inc. and Verizon Washington DC Inc., dated as of September 20, 2002, as adopted by RNK, Inc.†
10.73	Adoption Agreement, by and between RNK, Inc. and Verizon Washington DC Inc., dated as of April 10, 2007.†
10.74	Wireless Traffic Exchange Agreement, by and between RNK, Inc. and Cellco Partnership d/b/a Verizon Wireless, dated as of November 1, 2007.#†
10.75	2000 Stock Incentive Plan.†

Exhibit Number	Description of Exhibit
10.76	Form of Stock Option Agreement under 2000 Stock Incentive Plan.†
10.77	2009 Employee and Director Equity Incentive Plan.†
10.78	Form of Private Company Stock Option Agreement under 2009 Employee and Director Incentive Plan.†
10.79	Form of Public Company Stock Option Agreement under 2009 Employee and Director Equity Incentive Plan.†
10.80

Forbearance Agreement, by and among the Registrant, each of its subsidiaries, Victory Park Management, LLC, Victory Park Special Situations Master Fund, Ltd. and Victory Park Credit Opportunities Master Fund, Ltd., dated as of March 22, 2010.†

10.81

First Amendment to the Interconnection and Traffic Exchange Agreement, by and among Sprint Spectrum L.P., Nextel Operations, Inc., Sprint Communications Company, L.P. and RNK, Inc., dated as of March 30, 2010.#†

10.82

Second Forbearance Agreement and Amendment to Financing Agreement, by and among the Registrant, each of its subsidiaries, Victory Park Management, LLC, Victory Park Special Situations Master Fund, Ltd. and Victory Park Credit Opportunities Master Fund, Ltd., dated as of April 16, 2010.†

10.83	Third Forbearance Agreement, by and among the Registrant, each of its subsidiaries, Victory Park Management, LLC and Victory Park Credit Opportunities Master Fund, Ltd., dated as of May 11, 2010.†
10.84	Fourth Forbearance Agreement, by and among the Registrant, each of its subsidiaries, Victory Park Management, LLC and Victory Park Credit Opportunities Master Fund, Ltd., dated as of May 21, 2010.†
10.85	Fifth Forbearance Agreement, by and among the Registrant, each of its subsidiaries, Victory Park Management, LLC and Victory Park Credit Opportunities Master Fund, Ltd., dated as of July 1, 2010.†
10.86

Sixth Forbearance Agreement, by and among the Registrant, each of its subsidiaries, Victory Park Management, LLC and Victory Park Credit Opportunities Master Fund, Ltd., dated as of September 21, 2010.†

10.87	Executive Employment Agreement, by and between the Registrant and Aaron Dobrinksy, dated as of September 21, 2010.†
10.88	Second Amendment to Employment Agreement, by and among the Registrant, RNK, Inc. and Richard N. Koch, dated as of June 30, 2010.†
10.89

Note Exchange and Modification Agreement, by and among the Registrant, The Wilmington Trust Company and George Jeff Mennen as Co-Trustees U/A/D November 25, 1970, as amended for the benefit of John Henry Mennen, and each of the Registrant’s subsidiaries set forth therein, dated as of September 21, 2010.†

10.90

Note Exchange and Modification Agreement, by and among the Registrant, RNK Holding Company, Hanover Leasing, LLC, Doug Denny-Brown, Neal Hart, Glenn Pokraka, John Skinner, Fred Wemyss and each of the Registrant’s subsidiaries set forth therein, dated as of September 21, 2010.†

10.91	Consent by and among the Registrant, RNK Holding Company, Hanover Leasing, LLC, Doug Denny-Brown, Neal Hart, Glenn Pokraka, John Skinner and Fred Wemyss, dated as of November 10, 2010.
21.1	List of subsidiaries of the Registrant.†
23.1	Consent of RBSM LLP.
23.2	Consent of Fiondella Milone & LaSaracina, LLP.
23.3	[Intentionally Omitted]
23.4	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1).†
24.1	Powers of Attorney.†

Exhibit Number	Description of Exhibit
99.1	[Intentionally Omitted]
99.2	Consent of Director Nominee, G. Jeff Mennen.†
99.3	[Intentionally Omitted]
99.4	Consent of Director Nominee, Joel Blank.†
99.5	Consent of Director Nominee, P. Bruce Merrell.†
99.6	Consent of Director Nominee, Robert P. Heller.†
99.7	Consent of Aaron Dobrinsky.†

#	Confidential treatment has been requested for portions of this exhibit.

†	Previously filed.